SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON MAY 6, 2020

As filed with the Securities and Exchange Commission on                 , 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REPAY HOLDINGS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7389	98-1496050
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3 West Paces Ferry Road

Suite 200

Atlanta, GA 30305

(404) 504-7472

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Tyler B. Dempsey, Esq.

General Counsel

3 West Paces Ferry Road

Suite 200

Atlanta, GA 30305

(404) 504-7472

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David W. Ghegan, Esq. Heather M. Ducat, Esq. Troutman Sanders LLP 600 Peachtree Street, NE Suite 3000 Atlanta, Georgia 30308 (404) 885-3000	Paul D. Tropp, Esq. Christopher J. Capuzzi, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 (212) 596-9000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Security(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Primary Offering				—
Class A common stock, par value $0.0001 per share		$	$	$
Secondary Offering				—
Class A common stock(3)		$	$	$
Total Registration Fee				$ (4)

(1)	Includes the offering price of additional shares of Class A common stock pursuant to the underwriters’ over-allotment option.
(2)

Pursuant to Rule 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is $                , which is average of the $                 (high) and $                 (low) sales price of our Class A common stock as reported on The Nasdaq Capital Market on                 , 2020, which date is within five business days prior to filing this Registration Statement.

(3)

Represents shares of Class A common stock issuable upon the exchange of up to                  Post-Merger Repay Units (defined below). Such Post-Merger Repay Units may be exchanged pursuant to the terms of an Exchange Agreement (defined below) between the Company and the holders of the Post-Merger Repay Units.

(4)

Pursuant to Rule 457(p), the $85,841.05 registration fee paid by the registrant with respect to Registration Statement File No. 333-235210, filed November 25, 2019, which was withdrawn by the registrant, is being applied to payment of the $                 registration fee with respect to this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION—DATED                , 2020

PRELIMINARY PROSPECTUS

REPAY HOLDINGS CORPORATION

                 Shares of Class A Common Stock

                 Shares of Class A Common Stock Offered by the Selling Securityholders

We are offering                  shares of our Class A common stock, and the selling securityholders named in this prospectus (the “Selling Securityholders”) are offering                  shares of Class A common stock that may be issued upon exchange of such Selling Securityholders’ units representing limited liability company interests of Hawk Parent Holdings LLC (“Hawk Parent” and such units, the “Post-Merger Repay Units”). We will not receive any proceeds from the sale of shares of Class A common stock by the Selling Securityholders pursuant to this prospectus.

Our Class A common stock is traded on The Nasdaq Capital Market, or Nasdaq, under the symbol “RPAY”. On                 , 2020, the closing price of our Class A common stock was $                .

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A common stock involves risk. See “Risk Factors” beginning on page 21.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Repay Holdings Corporation	$	$
Proceeds to the Selling Securityholders	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted to the underwriters an option to purchase up to                  additional shares of Class A common stock from us to cover over-allotments, exercisable at any time until 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                , 2020.

The date of this prospectus is                , 2020.

You should rely only on the information contained in this prospectus. Neither we, the Selling Securityholders nor the underwriters have authorized anyone to provide you with different information. Neither we, the Selling Securityholders nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

FREQUENTLY USED TERMS

Definitions

Unless otherwise stated or unless the context otherwise requires, the terms the “Company,” “we,” “us,” “our,” and “Repay” and similar terms refer to Repay Holdings Corporation and its subsidiaries. References to “Thunder Bridge” refer to Thunder Bridge Acquisition, Ltd. prior to the consummation of the Business Combination.

In this document:

“2019 Equity Incentive Plan” means the Repay Holdings Corporation 2019 Omnibus Incentive Plan, as amended by Amendment No. 1 to the Repay Holdings Corporation Omnibus Incentive Plan, dated as of September 20, 2019.

“Amended Operating Agreement” means the Amended and Restated Operating Agreement of Repay.

“Board” means the board of directors of Repay.

“Business Combination” means the transactions contemplated by the Merger Agreement pursuant to which Thunder Bridge (a) domesticated into a Delaware corporation and changed its name to “Repay Holdings Corporation” and (b) consummated the merger of a wholly owned subsidiary with and into Hawk Parent.

“Bylaws” mean the bylaws of the Company.

“Certificate of Incorporation” means the Company’s Certificate of Incorporation.

“Class A common stock” means the Class A common stock of the Company, par value $0.0001 per share.

“Class A ordinary shares” means the Class A ordinary shares of Thunder Bridge, par value $0.0001 per share prior to the consummation of the Business Combination.

“Class B ordinary shares” means the Class B ordinary shares of Thunder Bridge, par value $0.0001 per share prior to the consummation of the Business Combination.

“Class V common stock” means the Class V common stock of the Company, par value $0.0001 per share.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company’s Shares” means, collectively, all shares of the Class A common stock and Class V common stock of the Company.

“Corsair” means CC Payment Holdings, L.L.C., a Delaware limited liability company, an entity controlled by Corsair Capital LLC and its affiliates.

“DGCL” means the Delaware General Corporation Law, as amended.

“Domestication” means the continuation of Thunder Bridge by way of domestication of Thunder Bridge into a Delaware corporation, with the ordinary shares of Thunder Bridge becoming shares of Class A common stock of the Delaware corporation under the applicable provisions of the DGCL; the term includes all matters and necessary or ancillary changes that were required to effect such Domestication, including the adoption of the Certificate of Incorporation, consistent with the DGCL and changing the name and registered office of Thunder Bridge.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agreement” means the Exchange Agreement, dated July 11, 2019, by and among the Company, Hawk Parent and other Repay Unitholders.

“Founder Registration Rights Agreement” means the registration rights agreement dated as of June 18, 2018 and amended as of July 11, 2019, among the Company, the Sponsor and certain other holders named therein.

“GAAP” means U.S. generally accepted accounting principles.

“Hawk Parent” means Hawk Parent Holdings LLC, together with its subsidiaries.

“IPO” means Thunder Bridge’s initial public offering of its units, Class A ordinary shares and warrants pursuant to a registration statement on Form S-1 declared effective by the SEC on June 18, 2018 (SEC File No. 333-224581). On June 21, 2018, Thunder Bridge completed its initial public offering.

“Lock-up Agreement” means the Lock-up Agreement, dated May 9, 2019, by and among Thunder Bridge, the Sponsor, the Transfer Agent and certain of the PIPE Investors.

“Merger” means the merger of a wholly-owned subsidiary of Thunder Bridge with and into Hawk Parent, pursuant to the Merger Agreement.

“Merger Agreement” means the Second Amended and Restated Agreement and Plan of Merger, dated effective as of January 21, 2019 by and among Thunder Bridge, Merger Sub, Hawk Parent Holdings LLC and, solely in its capacity as the Repay Securityholder Representative thereunder, CC Payment Holdings, L.L.C., a Delaware limited liability company.

“Nasdaq” means The Nasdaq Stock Market, LLC.

“PIPE Financing” means the issuance and sale of $135 million of Thunder Bridge’s Class A ordinary shares in a private placement to the PIPE Investors pursuant to the Subscription Agreements which closed on July 11, 2019.

“PIPE Investors” means the accredited investors and qualified institutional buyers who entered into the Subscription Agreements with Thunder Bridge for the PIPE Financing.

“Post-Merger Repay Units” means units representing limited liability company interests of Hawk Parent, which are non-voting interests in Hawk Parent.

“Private Warrants” means the 8,000,000 outstanding warrants sold in a private placement prior to the IPO.

“Public Warrants” means Thunder Bridge’s warrants sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Repay” means (i) Hawk Parent Holdings LLC and its subsidiaries prior to the consummation of the Business Combination and (ii) Repay Holdings Corporation and its subsidiaries following the consummation of the Business Combination.

“Repay Unitholders” means the holders of Post-Merger Repay Units, collectively.

“Repay Unitholders Registration Rights Agreement” means the registration rights agreement dated as of July 11, 2019, by and among the Company, Corsair and the other Repay Unitholders.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Thunder Bridge Acquisition, LLC, a Delaware limited liability company.

“Stockholders Agreements” means certain stockholders agreements that the Company entered into with Corsair, the Sponsor, John Morris and Shaler Alias.

“Subscription Agreements” means the Subscription Agreements, dated May 9, 2019, entered into between Thunder Bridge and each of the PIPE Investors for the PIPE Financing.

“Tax Receivable Agreement” means the Tax Receivable Agreement, dated July 11, 2019, by and among the Company and the Repay Unitholders.

“Thunder Bridge” means Thunder Bridge Acquisition, Ltd. (which prior to the Domestication was an exempted company incorporated under the laws of the Cayman Islands and after the Domestication was a corporation incorporated under the laws of the State of Delaware).

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“TriSource” means TriSource Solutions, LLC, a Nevada limited liability company.

“Trust Account” means the trust account of Thunder Bridge, which held the net proceeds from the IPO and a portion of the proceeds from the sale of the Private Warrants, together with interest earned thereon, less amounts released to pay taxes.

“Units” means the units sold in the IPO (including pursuant to the overallotment option) consisting of a Class A ordinary share of Thunder Bridge and a Warrant.

“Warrant Agreement” means the Warrant Agreement, as amended, dated June 18, 2018, between Thunder Bridge and the Transfer Agent, which governs Thunder Bridge’s outstanding warrants.

“Warrant Amendment” means the Amendment of the Warrant Agreement, governing Thunder Bridge’s outstanding warrants providing that, immediately prior to the consummation of the Business Combination, (i) each of Thunder Bridge’s outstanding warrants, which originally entitled the holder thereof to purchase one Class A ordinary share of Thunder Bridge at an exercise price of $11.50 per share, became exercisable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share), (ii) each holder of a warrant received, for each such warrant, the payment of $1.50 to be paid to the Warrantholders for each Warrant they owned as of the date of the Warrant Amendment and (iii) each Private Warrant became redeemable and exercisable on the same basis as the Public Warrants.

“Warrants” means the Public Warrants and the Private Warrants, collectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are generally identified by use of words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Company’s industry and market sizes, future opportunities for the Company and the Company’s estimated future results. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

Factors that could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: a delay or failure to realize the expected benefits from the Business Combination; a delay or failure to integrate and realize the benefits of the acquisition of TriSource and any difficulties associated with operating in the back-end processing markets in which we do not have any experience; a delay or failure to integrate and realize the benefits of the acquisition of APS Payments (“APS”) and any difficulties associated with marketing products and services in the business-to-business vertical market in which we do not have any experience; a delay or failure to integrate and realize the benefits of the acquisition of our acquisition of CDT Technologies, LTD. d/b/a Ventanex (“Ventanex”), and any difficulties associated with marketing products and services in the business-to-business healthcare markets, in which we do not have any significant experience; changes in the payment processing market in which we compete, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in the vertical markets that we target; risks relating to our relationships within the payment ecosystem; a decline in global financial markets and economic downturn resulting from the coronavirus COVID-19 global pandemic, and business interruptions resulting from the coronavirus COVID-19 global pandemic; risk that we may not be able to execute our growth strategies, including identifying and executing acquisitions; risks relating to data security; changes in accounting policies applicable to us; and the risk that we may not be able to develop and maintain effective internal controls.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance. All information set forth herein speaks only as of the date hereof in the case of information about the Company or the date of such information in the case of information from persons other than the Company, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this prospectus. Forecasts and estimates regarding the Company’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Repay” and our consolidated financial statements and the related notes included in this prospectus, before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Unless otherwise noted or unless the context otherwise requires, the terms “we”, “us”, “Repay” and the “Company” and similar references refer (1) before the Business Combination, to Hawk Parent and its consolidated subsidiaries and (2) from and after the Business Combination, to Repay Holdings Corporation and its consolidated subsidiaries. Unless otherwise noted or unless the context otherwise requires, “Thunder Bridge” refers to Thunder Bridge Acquisition, Ltd. prior to the consummation of the Business Combination.

THE COMPANY

Organizational Structure and Corporate Information

Repay Holdings Corporation was incorporated as a Delaware corporation on July 11, 2019 in connection with the Closing of the Business Combination, pursuant to which Thunder Bridge, a special purpose acquisition company organized under the laws of the Cayman Islands, (a) domesticated into a Delaware corporation and changed its name to “Repay Holdings Corporation” and (b) consummated the merger of a wholly owned subsidiary with and into Hawk Parent.

We are headquartered in Atlanta, Georgia. Our legacy business was founded as M & A Ventures, LLC, a Georgia limited liability company doing business as REPAY: Realtime Electronic Payments (“REPAY LLC”), in 2006 by current executives John Morris and Shaler Alias. Hawk Parent was formed in 2016 in connection with the acquisition of a majority interest in the successor entity of REPAY LLC and its subsidiaries (the “2016 Recapitalization”) by certain investment funds sponsored by, or affiliated with, Corsair.

Business Overview

We are a leading payments technology company. We provide integrated payment processing solutions to industry-oriented vertical markets in which businesses have specific and bespoke transaction processing needs. We refer to these markets as “vertical markets” or “verticals.”

We are a payments innovator, differentiated by our proprietary, integrated payment technology platform and our ability to reduce the complexity of electronic payments for businesses. We intend to continue to strategically target verticals where we believe our ability to tailor payment solutions to our customers’ needs and the embedded nature of our integrated payment solutions will drive strong growth by attracting new customers and fostering long-term customer relationships.

We processed approximately $10.7 billion of total card payment volume in 2019. Our year-over-year card payment volume growth was approximately 44% in 2019 and 42% in 2018. As of December 31, 2019, we had over 14,000 customers. Our top 10 customers, with an average tenure of approximately four years, contributed to approximately 28% and 33% of total gross profit during the year ended December 31, 2019 and the year ended December 31, 2018, respectively.

Our leading competitive position and differentiated solutions have enabled us to realize unique advantages in fast-growing and strategically important segments of the payments market. We provide payment processing solutions to customers primarily operating in the personal loans, automotive loans, receivables management, business-to-business and healthcare verticals. Our payment processing solutions enable consumers and businesses in these verticals to make payments using electronic payment methods, rather than cash or check, which have historically been the primary methods of payment in these verticals. We believe that a growing number of consumers and businesses prefer the convenience and efficiency of paying with cards and other electronic methods and that we are poised to benefit as these verticals continue to shift from cash and check to electronic payments. The personal loans vertical is predominately characterized by installment loans, which are typically utilized by consumers to finance everyday expenses. The automotive loans vertical predominantly includes subprime automotive loans, automotive title loans and automotive buy-here-pay-here loans and also includes near-prime and prime automotive loans. Our receivables management vertical relates to consumer loan collections, which typically enter the receivables management process due to delinquency on credit card bills or as a result of major life events, such as job loss or major medical issues. The business-to-business vertical relates to transactions occurring between a wide variety of enterprise customers, many of which operate in the manufacturing, wholesale, and distribution industries. The healthcare vertical includes payments from insurance companies and third-party health plan administrators to healthcare providers.

Our go-to-market strategy combines direct sales with integrations with key software providers in our target verticals. The integration of our technology with key software providers in the verticals that we serve, including loan management systems, dealer management systems, collection management systems, and enterprise resource planning software systems, allows us to embed our omni-channel payment processing technology into our customers’ critical workflow software and ensure seamless operation of our solutions within our customers’ enterprise management systems. We refer to these software providers as our “software integration partners.” These integrations allow our sales force to readily access new customer opportunities or respond to inbound leads because, in many cases, a business will prefer, or in some cases only consider, a payments provider that has already integrated or is able to integrate its solutions with the business’ primary enterprise management system. We have successfully integrated our technology solutions with numerous, widely used enterprise management systems in the verticals that we serve, which makes our platform a more compelling choice for the businesses that use them. Moreover, our relationships with our partners help us to develop deep industry knowledge regarding trends in customer needs. Our integrated model fosters long-term relationships with our customers, which supports our volume retention rates that we believe are above industry averages. As of December 31, 2019, we maintained approximately 70 integrations with various software providers.

Strategic acquisitions are another important part of our long-term strategy. Our acquisitions have enabled us to further penetrate existing vertical markets, access new strategic vertical markets, broaden our technology and solutions suite, and expand our customer base. We continue to focus on identifying strategic acquisition candidates in an effort to drive accretive growth. Our growth strategy is to continue to build our company through a disciplined combination of organic and acquisitive growth.

Growth Strategies

We intend to drive future growth in the following ways:

Increase Penetration in Existing Verticals

We expect to grow meaningfully by continuing to provide innovative payment solutions and customer support to our existing customers as well as new customers in the verticals that we currently serve. In addition, our business model allows us to benefit from the growth of our customers and software integration partners. As our customers’ payment volumes and transactions increase, our revenues increase as a result of the fees we charge for processing these payments. Many of the vertical markets in which we compete are experiencing a secular shift from legacy payment mediums — primarily cash and check — to electronic forms of payment. We expect to benefit from this trend as our customers increasingly opt to process payments via the electronic forms of payment in which we specialize.

New Vertical and Geographic Expansion

We also expect that we will find attractive growth potential in certain verticals in which we currently have limited operations or do not operate. Though we offer highly customized payment solutions to our customers, our core technology platform is comprehensive and can be utilized across other strategic vertical markets. Several verticals, including but not limited to, healthcare, credit unions, and niche business-to-business, are natural extensions of our existing verticals and are well suited to benefit from our core technology offerings. Additionally, we envision growing our geographic footprint, as new territories continue to present new business opportunities. For example, we are focused on expanding our Canadian operations, as the demand for our solutions among existing and prospective Canadian customers remains strong.

Strengthen and Extend Our Solution Portfolio through Continued Innovation.

As we further integrate our solution into our client’s workflow, we will look to continue to innovate on our solution set and broaden our suite of services. Our acquisition of TriSource and our continued investment in our technology capabilities position us to provide value-added services that will address the evolving needs of our clients as they seek to best serve their customers. The ability to serve clients across verticals and to integrate across various software platforms enables us to understand the needs of clients across verticals and to scale our innovative solutions to a broad segment of the market.

Continue to Drive Operational Efficiencies

As we continue to grow, we expect to become a more significant partner to our sponsor banks, third party processors and software integration partners, which we expect will give us greater leverage as we expand our contractual relationships with them. We plan to continue to drive operating leverage in our non-technology personnel expenditures, as we believe that we can process larger payment volumes without significant increases to our personnel and operating expenses.

Strategic Acquisitions

From January 1, 2016 through March 31, 2020, we have successfully acquired nine businesses. Given the large size and attractive growth trends of our current addressable market, we are primarily focused on growing our business organically. However, we may selectively pursue strategic acquisitions as opportunities arise that meet our internal requirements for the use of capital and return on investment. Some of these opportunities may include those that enable us to acquire new capabilities that may be harder to develop in-house, gain entrance into new segments of the market, enter new markets, or consolidate our existing market.

Solutions

We provide our customers with comprehensive solutions relating to the following methods of electronic payment:

•

Credit and Debit Processing — Allows our customers to send and accept card payments, including virtual credit card payments. These payments can be made using any of our payment channels, as further described below.

•	Automated Clearing House (“ACH”) Processing — Our ACH processing capabilities allow our customers to send and accept traditional and same-day ACH transactions.

•

Instant Funding — Our instant funding capabilities allow our customers to transfer funds directly to a consumer’s debit or prepaid card. We have created a proprietary process that decreases processing delays typically associated with traditional fund disbursements.

The above payment and funding methods are processed through our proprietary payment channels:

•	Web-based

•	Virtual Terminal — A terminal that provides virtual payment access for processing of ACH or card transactions.

•	Hosted Payment Page — A customer-branded terminal that enables ACH and card transaction processing.

•

Online Customer Portal — A consumer-facing, merchant-specific website that gives a merchant’s customer the ability to pay online and view account information anywhere, anytime. A Repay hosted website may be stand alone or integrated with any other software application.

•	Mobile Application — We provide customers the ability to accept payments via a mobile application on a customized, white-label basis.

•	Text-to-Pay — Allows a business’ customer to pay with a simple text message after receiving an SMS alert that reminds such customer when payments are due.

•	Interactive Voice Response — A secure and flexible option to pay over the phone, 24 hours a day, 7 days a week, via a 1-800 number with bilingual capabilities.

•	Point of Sale (“POS”) — We provide payment acceptance at brick-and-mortar locations through POS equipment that requires a merchant’s customer to provide a card.

Sales and Distribution

Our sales effort consists of two strategies: first, our direct sales representatives, who focus on each of our core verticals, and second, through our software integration partners, which primarily focus on prospective customers within their targeted verticals whose businesses could be best served by their enterprise software solutions.

Direct Sales Representatives

Our sales representatives are organized by vertical market and account size. Direct sales representatives work with our customers and software integration partners to understand our customers’ desired payment solutions and then communicate those desires to our product and technology teams, who build a customized suite of products and payment channels tailored to our customers’ specific needs.

Software Integration Partners

We are currently integrated with approximately 70 software partners that are providers of our customers’ enterprise management systems. Our integrations ensure seamless delivery of our full suite of payment processing capabilities to our customers. These integrations are also a critical part of our marketing strategy, as many customers will prefer to award their payments business to payments processors who have worked to integrate their solutions into the customer’s enterprise management systems.

Operations

We believe that we have developed an effective operations system, including our proprietary onboarding, compliance and merchant oversight processes, which is structured to enhance the performance of our platform and support our customers.

Customer and Transaction Risk Management

We target customers that we identify as low-risk and we have developed underwriting policies and transaction management procedures to manage approval of new accounts and to establish ongoing monitoring of customer accounts. Effective risk management aids us in minimizing merchant losses relating to chargebacks, rejecting losses and avoiding merchant fraud for the mutual benefit of our customers, our sponsor banks and ourselves.

Proprietary Compliance Management System.    We have developed proprietary onboarding, compliance, and merchant oversight processes, of which our Compliance Management System (“CMS”) is a part. Our CMS, developed in conjunction with the Third Party Payment Processors Association (“TPPPA”), is based on four main components — board and management oversight, a compliance program with written policies and procedures and employee training and monitoring, responsiveness to consumer complaints and annual compliance audits from an independent third party — and is inclusive of the Electronic Transaction Association (“ETA”) guidelines on underwriting and risk.

Customer Onboarding.    We believe we maintain rigorous underwriting standards. Prospective customers submit applications to our credit underwriting department, which performs verification and credit-related checks on all applicants. Each customer is assigned a risk profile based on sponsor bank requirements, as well as additional criteria specified by us. Our sponsor banks periodically review and approve of our underwriting policies to ensure compliance with applicable law, regulations and payment network rules. Upon approval, the ongoing risk level of a customer is monitored and adjusted on a monthly basis based on additional data relating to such customer.

Customer Monitoring.    Each customer’s file is assigned one of three risk levels (low, medium or high) corresponding to several customer behaviors. We review and adjust these risk levels on a monthly basis and additionally subject them to more in-depth quarterly reviews. We also engage third parties and rely on internal reporting to identify and monitor credit/fraud risk. We generate customer-specific reports that compile daily and historical transactions, which may include average ticket, transaction volume, refund and chargeback levels and authorization history, which we utilize in order to identify suspicious processing activity. We review these reports on a daily basis and suspend any irregular processing activity, which is subject to review, remediation and, as appropriate, suspension of either an individual or batch of transactions or a particular customer, as applicable.

Investigation and Loss Prevention.    If a customer exceeds the parameters established by our underwriting and/or risk management team or we determine that a customer has violated the payment network rules or the terms of its service agreement with us, one of our team members will identify and document the incident. We then review the incident to determine the actions taken or that we can take to reduce our exposure to loss and the exposure of our customer to liability. As a part of this process, we may request additional transaction information, withhold or divert funds, verify delivery of merchandise or, in some circumstances, deactivate the customer account, include the customer on the Network Match List to notify our industry of the customer’s behavior or take legal action against the customer.

Collateral.    We require some of our customers to establish cash or non-cash collateral reserves, which may include certificates of deposit, letters of credit, rolling merchant reserves or upfront cash. This collateral is utilized in order to offset potential credit or fraud risk liability that we may incur. We attempt to hold such collateral reserves for as long as we are exposed to a loss resulting from a customer’s payment processing activity.

Chargebacks.    The payment networks permit the reversal of a money transfer, a chargeback, up to six months (or in rare cases, a longer time frame) after the later of the date the transaction is processed or the delivery of the product or service to the cardholder. If the customer incurring the chargeback is unable to fund the refund to the card-issuing bank, we are required to do so by the rules of the payment networks and our contractual arrangements with our sponsor banks. During the year ended December 31, 2019, we believe our chargeback rate was under 1% of our payment volume.

Security, Disaster Recovery, and Back-up Systems

We adhere to strict security standards to protect the payment information that we process. We regularly update our network and provide operating system security releases and virus defenses. We have retained an external party to audit our systems’ compliance with current security standards as established by the Payment Card Industry Data Security Standards (“PCI DSS”), Service Organization Control (“SOC”), and Health Insurance Portability and Accountability Act (“HIPAA”) and to test our systems against vulnerability to unauthorized access. Further, we use one of the most advanced commercially available technologies to encrypt the cardholder numbers and customer data that we store in our databases. Additionally, we have a dedicated team responsible for security incident response, which team develops, maintains, tests and verifies our incident response plan. Disaster recovery is built into our infrastructure through redundant hardware and software applications hosted in two distinct cloud regions. Our primary cloud region is set up to be replicated, substantially on a real time basis, by our secondary cloud region such that if our primary cloud region becomes impaired or unavailable, operations are redirected to the secondary cloud region. Our incident response team tests these systems each quarter to assess the effectiveness of our disaster recovery plan, including staff readiness and operational capability.

Third Party Processors and Sponsor Banks

We partner with institutions in the payment chain to provide authorization, settlement and funding services in connection with our customers’ transactions. These institutions include third party processors and sponsor banks, who sit between us, acting as the merchant acquirer, and the payment networks, such as Visa, MasterCard and Discover. When we facilitate a transaction as a merchant acquirer, we utilize third party processors such as Total Systems Services, Inc. (a subsidiary of Global Payments, Inc.), Worldpay, Inc. (a subsidiary of Fidelity National Information Services, Inc.), and Fiserv Inc. Under such processing arrangements, the third-party processors and vendors receive processing fees based on a percentage of the payment volume they process. These processors and vendors in turn have agreements with the payment networks, which permit them to route transaction information through their networks in exchange for fees.

In addition, in order for us to process and settle transactions for our customers, we have entered into sponsorship agreements with banks that are members of the payment networks. We are required to register with the payment networks through these bank partners because we, as payment processors, are not “member banks” as defined by the major payment networks. Our member bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks’ control and identification numbers (for example, known as BIN for Visa and ICA for MasterCard) across the card and ACH networks to authorize and clear transactions. Our relationships with multiple sponsor banks give us the flexibility to shift payment volumes between them, which helps us to secure more competitive pricing for our customers and to maintain redundancy.

Competition

We compete with a variety of payment processing companies that have different business models, go-to-market strategies and technical capabilities. We compete with a large number of small payments processing companies that provide integrated payments solutions and/or related hardware to customers within our existing verticals. More broadly in the overall payments industry, our payment and software solutions compete against many forms of financial services and payment systems, including Open Edge (a division of Global Payments), ACI Worldwide, Inc., JetPay Corporation (a subsidiary of NCR Corporation), Electronic Payment Providers, Inc. (d.b.a. BillingTree), Paya, Inc., Paymentus Corporation and Zelis. We also compete against many traditional merchant acquirers, such as financial institutions, affiliates of financial institutions and payment processing companies in the payment processing industry, including Bank of America Merchant Services, Elavon, Inc. (a subsidiary of U.S. Bancorp), Wells Fargo Merchant Services, Global Payments, Inc., WorldPay, Inc. (a subsidiary of Fidelity National Information Services, Inc.) and Total Systems Services, Inc. (a subsidiary of Global Payments, Inc.). We believe the most significant competitive factors in the markets in which we compete are: (1) economics, including fees charged to merchants and commission payouts to software integration partners; (2) product offering, including emerging technologies and development by other participants in the payments ecosystem; (3) service, including product functionality, value-added solutions and strong customer support for both merchants and software integration partners; and (4) reliability, including a strong reputation for quality service and trusted software integration partners. Our competitors include large and well-established companies, including banks, credit card providers, technology and ecommerce companies and traditional retailers, many of which are larger than we are, have a dominant and secure position in the markets in which they operate or offer other products and services to consumers and customers which we do not offer. Moreover, we compete against all forms of payments, including credit cards, bank transfers, and traditional payment methods, such as cash and check.

Acquisitions

Our historical acquisition activity has allowed us to access new markets, acquire industry talent, broaden our product suite, and supplement organic growth. Our first three acquisitions — of TBT, Inc., National Translink Corp. and Merchants Choice, Inc. and Falcon Payment Solutions, LLC — were small portfolio acquisitions completed prior to 2016 that provided us with valuable merchant contract rights, industry talent and additions to our sales teams. These acquisitions are not representative of our current acquisition strategy, which focuses on integrated payments companies serving attractive vertical markets and opportunities to broaden our product offerings. Since 2016 through March 31, 2020, we have completed six larger acquisitions, which are described below. These acquisitions were of payment companies and are representative of the types of acquisitions we envision consummating in the future.

Sigma Acquisition

Effective as of January 1, 2016, we acquired substantially all of the assets of Sigma Payment Solutions, Inc. (“Sigma”). Sigma was an electronic payment solutions provider to the automotive finance industry. The transaction marked Repay’s expansion into the automotive finance space. We have benefitted from Sigma’s deep integrations with automotive finance software platforms, or Dealer Management Systems.

PaidSuite Acquisition

On September 28, 2017, we acquired substantially all of the assets of PaidSuite, Inc. and PaidMD, LLC (collectively, “PaidSuite”). PaidSuite was an electronic payment solutions provider to the accounts receivable management industry. The transaction accelerated our growth into the accounts receivable management space via customer and software integration partner relationships.

Paymaxx Acquisition

On December 15, 2017, we acquired substantially all of the assets of Paymaxx Pro, LLC (“Paymaxx”). The acquisition of Paymaxx has been highly complementary to our earlier acquisition of Sigma and has bolstered our position in the niche automotive finance market. As part of the acquisition, we acquired increased distribution capabilities in the form of an internal sales force and numerous Dealer Management Systems (“DMS”) integrations.

TriSource Acquisition

On August 14, 2019, we acquired all of the equity interests of TriSource for $60.1 million in cash. In addition to the $60.1 million cash consideration, the TriSource selling equityholders may be entitled to a $5.0 million cash earnout payment, dependent on the achievement of certain growth targets. Since 2012, we have used TriSource as one of our primary third-party processors for settlement solutions when we facilitate transactions as a merchant acquirer. The acquisition of TriSource has provided further control over our transaction processing ecosystem and accelerated product delivery capabilities.

APS Acquisition

On October 14, 2019, we acquired substantially all of the assets of American Payment Services of Coeur D’Alene, LLC, North American Payment Solutions LLC, and North American Payment Solutions Inc. (collectively, “APS”) for $30.0 million in cash. In addition to the $30.0 million cash consideration, the APS selling equityholders may be entitled to a total of $30.0 million in three separate cash earnout payments, dependent on the achievement of certain growth targets. The acquisition of APS meaningfully expanded our addressable market by enabling us to access the business-to-business vertical.

Ventanex Acquisition

On February 10, 2020, we acquired all of the equity interests of Ventanex for $36.0 million in cash. In addition to the $36.0 million cash consideration, the Ventanex selling equity holders may be entitled to a total of $14.0 million in two separate cash earnout payments, dependent on the achievement of certain growth targets. Ventanex’s focus on mortgage payments allowed us to expand our personal loan business. Further, the Ventanex acquisition accelerated our entry into the healthcare payments vertical.

Recent Developments

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China. In January 2020, this coronavirus spread to other countries, including the U.S., and efforts to contain the spread of this coronavirus intensified. In March 2020, the World Health Organization declared the COVID-19 virus outbreak a global pandemic. The outbreak and certain preventative or protective actions that governments, businesses and individuals have taken in respect of this coronavirus have resulted in global business disruptions, including for our customers and business partners. The severity and duration of these business disruptions remain largely unknown at this time and ultimately will depend on many factors, including the speed and effectiveness of containment efforts throughout the world.

We are closely monitoring the impact of the COVID-19 pandemic. Our top priority is to ensure the health and safety of our employees, customers, partners and the communities in which we live and work. We have taken numerous actions to safeguard our employees. We activated a work-from-home policy for the vast majority of our employees prior to the various government-mandated “shelter in place” orders. For those limited number of employees whose tasks cannot be performed remotely, we have implemented health and safety precautionary measures in our offices. At this time, we are operating our business without any significant interruptions.

Since the COVID-19 outbreak, we have observed increases in demand for some of our products and services that enable our customers to make or accept payments online or through similar “contactless” channels. Also, a substantial majority of the payments we facilitate are non-discretionary financial obligations that are recurring in nature. We have relatively few customers operating in industries impacted most severely by the COVID-19 pandemic, such as airlines, hospitality and retail. However, our overall payment volumes for future periods may be adversely impacted due to the reduction in economic activity resulting from the COVID-19 pandemic.

We have implemented, and will continue to implement, actions to reduce expenses to mitigate the financial impact of the COVID-19 pandemic. We have also increased our risk monitoring protocols relating to chargeback exposures and similar potential losses arising from our merchant processing activities. We cannot determine at this time whether our business model and mitigation efforts will fully offset the effects of the economic repercussions resulting from the COVID-19 pandemic.

We are unable at this time to predict the impact of COVID-19 on our business, results of operations and financial condition, and, depending on the magnitude and duration of the COVID-19 pandemic, such impact may be material. See “Risk Factors — The recent outbreak of COVID-19 may adversely affect our financial condition, liquidity and our ability to service our debt.”

Government Regulation

We operate in an increasingly complex and ever evolving legal and regulatory environment. Our and our customers’ businesses are subject to a variety of federal, state and local laws and regulations, as well as the rules and standards of the payment networks that we utilize to provide our electronic payment services. While in some cases payment processors such as Repay are not directly regulated by governmental agencies, because of the rules and regulations enacted at the state and federal level that affect our customers and sponsor banks, we have developed and continually evaluate and update our compliance models to keep up with the rapid evolution of the legal and regulatory regime our customers and sponsor banks face. We are also subject to legal and regulatory requirements which govern the use, storage and distribution of the information we collect from our customers and cardholders while processing transactions.

Intellectual Property

Certain of our products and services are based on proprietary software and related payment systems solutions. We rely on a combination of copyright, trademark, and trade secret laws, as well as employee and third-party non-disclosure, confidentiality, and other contractual arrangements to establish, maintain, and enforce our intellectual property rights in our technology, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties that is integrated into some of our solutions.

We own a number of registered service marks, including REPAY® and REPAY REALTIME ELECTRONIC PAYMENTS®, and we have other pending applications. We also own a number of domain names, including www.repay.com. For additional information regarding some of the risks relating to our intellectual property see the section entitled “Risk Factors — Risks Related to Our Business — We may not be able to successfully manage our intellectual property and may be subject to infringement claims.”

Employees

As of December 31, 2019, we had 243 employees. None of our employees is represented by a labor union and we have experienced no work stoppages. We consider our employee relations to be good.

Our Corporate Structure

Our organizational structure is commonly referred to as an umbrella partnership-C (or Up-C) corporation structure. This organizational structure allows the Repay Unitholders to retain their equity ownership in Repay, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Post-Merger Repay Units. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of Thunder Bridge, by contrast, hold their equity ownership in Repay Holdings Corporation, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. We believe that the Repay Unitholders will generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment to us. See the section entitled “Risk Factors — Risks Related to the Business Combination” and “Risk Factors — Risks Related to Our Class A Common Stock” for additional information on our organizational structure, including the Tax Receivable Agreement.

Pursuant to the Tax Receivable Agreement between the Company and the Repay Unitholders, the Company will pay to exchanging holders of Post-Merger Repay Units 100% of the tax savings that the Company realizes (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) as a result of increases in tax basis in Repay’s assets as a result of the exchange of the Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement and certain other tax attributes of Repay and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ over-allotment option is not exercised):

(1)

Each share of Class V common stock provides such holder with a number of votes that is equal to the aggregate number of Post-Merger Repay Units held by such Repay Unitholder. Following the completion of this offering, the Repay Unitholders are expected to hold             % of the voting power in Repay (assuming that the underwriters’ over-allotment option is not exercised).

(2)	This percentage includes vested and unvested shares of restricted stock granted under our 2019 Equity Incentive Plan.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from some of the reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an “emerging growth company” until the earlier to occur of (1) December 31, 2023, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” under the rules of the SEC, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some but not all of these reduced burdens. For example, we have taken advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemption from the adoption of new or revised financial accounting standards until they would apply to private companies and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent that we take advantage of these reduced burdens, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period. Accordingly, when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Available Information

Our principal executive offices are located at 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305. Our telephone number is (404) 504-7472. We maintain a website at www.repay.com, through which you may access our public filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

SUMMARY OF THE OFFERING

Class A common stock offered by us	shares (or shares if the underwriters exercise their over-allotment option in full)

Class A common stock offered by Selling Securityholders	shares all of which represent shares to be issued upon the exchange of an equivalent number of their Post-Merger Repay Units prior to completion of this offering.

Option to purchase additional shares of Class A common stock to cover over-allotments	We have granted the underwriters an option to purchase up to an aggregate of shares of Class A common stock to cover over-allotments. This option is exercisable, in whole or in part, for a period of 30 days following the date of this prospectus.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).

Post-Merger Repay Units to be outstanding immediately after completion of this offering	Post-Merger Repay Units.

Voting Power of Class A common stock after giving effect to this offering	% (or % if the underwriters’ over-allotment option is exercised in full).

Voting power of Class V stock and Post-Merger Repay Units after giving effect to this offering	% (or % if the underwriters’ over-allotment option is exercised in full).

Use of proceeds	We estimate that after deducting underwriting discounts and commissions and estimated offering expenses payable by us, we will receive approximately $ million of net proceeds from this offering (or $ million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from the offering to provide additional funds for general corporate purposes, which may include future acquisitions, satisfaction of earnout obligations from prior acquisitions and working capital.

We will not receive any proceeds from the sale of shares of Class A common stock by the Selling Securityholders. We will, however, bear the costs associated with the sale of shares by the Selling Securityholders, other than underwriting discounts and commissions. See “Use of Proceeds.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” in this prospectus.

NASDAQ Stock Market Symbol	“RPAY”

The number of shares of our Class A common stock to be outstanding immediately after this offering is based on                  shares of Class A common stock outstanding as of                 , 2020. The number of Post-Merger Repay Units to be outstanding after this offering is based on                  Post-Merger Repay Units outstanding as of                 , 2020.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

For purposes of this section, “Repay”, the “Company”, “we”, or “our” refer to (i) Hawk Parent Holdings LLC and its subsidiaries (“Predecessor”) for the years ended December 31, 2017, December 31, 2018 and the period from January 1, 2019 through July 10, 2019 (each referred to herein as a “Predecessor Period”) prior to the consummation of the Business Combination and (ii) Repay Holdings Corporation and its subsidiaries (the “Successor”) for the period from July 11, 2019 through December 31, 2019 (the “Successor Period”) after the consummation of the Business Combination, unless the context otherwise requires. Certain figures have been rounded for ease of presentation and may not sum due to rounding.

The following table summarizes our historical consolidated financial and other data and should be read together with “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	From July 11, 2019 to December 31, 2019	From January 1, 2019 to July 10, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
(in thousands)	(Successor)	(Predecessor)
Statement of operations data:
Revenue(1)	$57,560	$47,043	$130,013	$93,951
Income (loss) from operations	(27,611)	(20,597)	16,611	16,389
Net income (loss)	(31,561)	(23,743)	10,537	9,448
Net income (loss) attributable to the Company	(16,290)	(23,743)	10,537	9,448
Earnings (loss) per Class A share(2):
Basic and diluted	$(0.46)

(1)

Revenue for the reporting periods beginning in 2019 is presented under ASC 606, defined herein, while prior period revenue is reported in accordance with the Company’s historic accounting practices under previous guidance. Refer to Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” in our audited consolidated financial statements included elsewhere in this prospectus for further discussion of the revenue accounting policy and recent adoption of Accounting Standards Update 2014-09.

(2)	Basic and diluted earnings per Class A share is presented only for the Successor Period, defined herein.

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
(in thousands)	(Successor)	(Predecessor)
Balance sheet data:
Total assets	$782,042	$219,058	$211,598
Line of credit	10,000	3,500	500
Long-term debt	203,443	90,715	95,208
Tax receivable agreement	67,176	—	—
Total members’ equity	—	109,078	104,052
Total stockholders’ equity	254,353	—	—
Equity attributable to noncontrolling interests	206,162	—	—

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before deciding whether to invest in our Class A common stock, you should consider carefully the risks described below, together with the other information in this prospectus. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be seriously harmed. This could cause the trading price of our Class A common stock to decline, resulting in a loss of all or part of your investment.

Risk Related to this Offering

This offering and future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon exchange of Post-Merger Repay Units of our Repay Unitholders), or the perception that such sales may occur, could cause the market price for our Class A common stock to decline.

The sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon the closing of this offering, we expect to have outstanding an aggregate of                  shares of Class A common stock, based on 40,401,264 shares outstanding on April 24, 2020 and including the                  shares of Class A common stock offered by us and the Selling Securityholders in this offering (assuming the underwriters do not exercise their over-allotment option). All of these shares will be freely tradable without restriction or further registration under the Securities Act, except for shares of Class A common stock held by certain of our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”), whose sales would be subject to the restrictions on resale set forth in Rule 144.

Upon the closing of this offering, we expect Hawk Parent to have outstanding an aggregate of                  Post-Merger Repay Units, based on 29,505,623 Post-Merger Repay Units outstanding on April 24, 2020 and after accounting for the                  Post-Merger Repay Units to be exchanged in connection with this offering (assuming the underwriters do not exercise their over-allotment option). Pursuant to the Exchange Agreement, Repay Unitholders have the right to elect to exchange such Post-Merger Repay Units into shares of Class A common stock on a one-for-one basis, subject to the terms of the Exchange Agreement, including in certain cases adjustments as set forth therein. Specifically, Repay Unitholders other than us will, at any time and from time to time, be able to exchange all or any portion of their Post-Merger Repay Units for shares of Class A common stock by delivering a written notice to both us and Hawk Parent and surrendering such Post-Merger Repay Units to Hawk Parent; however no Repay Unitholder may exchange fewer than 10,000 Post-Merger Repay Units in any single exchange unless exchanging all of the Post-Merger Repay Units held by such holder at such time. Hawk Parent may, in its sole and absolute discretion, in lieu of delivering shares of Class A common stock for any Post-Merger Repay Units surrendered for exchange, pay an amount in cash per Post-Merger Repay Unit equal to the volume weighted average price of the Class A common stock on the date it receives the written notice of the election to exchange from the exchanging Repay Unitholder.

In addition to the outstanding Post-Merger Repay Units and the shares included in this offering, certain Selling Securityholders have registered for resale 17,615,000 shares of Class A common stock, including up to an aggregate of 8,450,000 shares issuable upon the exercise of Warrants. As of April 24, 2020, there were 32,567,724 Warrants outstanding.

In addition, we have reserved a total of 7,326,728 shares of Class A common stock for issuance under our 2019 Equity Incentive Plan. Of these shares, 3,011,091 shares of Class A common stock remain available for future issuance under the 2019 Equity Incentive Plan as of April 24, 2020. Any shares of Class A common stock that we issue under the 2019 Equity Incentive Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase shares of Class A common stock in this offering.

As restrictions on resale end or if these stockholders exercise their sale, exchange or registration rights and sell shares or are perceived by the market as intending to sell shares, the market price of our shares of Class A common stock could drop significantly. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Class A common stock.

We have broad discretion over the use of net proceeds we receive in this offering, and despite our efforts may not use them in a manner that increases the value of your investment.

Our management has broad discretion to use the net proceeds we receive in this offering to fund our operations and could spend these funds in ways that do not improve our results of operations or enhance the value of our Class A common stock. The failure by our management to apply these funds effectively could have an adverse effect on our business and cause the price of our Class A common stock to decline.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers and the Selling Securityholders have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 90 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See the section entitled “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital. Sales of a substantial number of shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

Risks Related to Our Business

The payment processing industry is highly competitive. Such competition could adversely affect the fees we receive, and as a result, our margins, business, financial condition and results of operations.

The market for payment processing services is highly competitive. There are other payment processing service providers that have established a sizable market share in the merchant acquiring sector and service more customers than we do. Our growth will depend, in part, on a combination of the continued growth of the electronic payment market and our ability to increase our market share.

Our payment and software solutions compete against many forms of financial services and payment systems, including electronic, mobile and integrated payment platforms as well as cash and checks. Our competitors include Open Edge (a division of Global Payments), ACI Worldwide, Inc., JetPay Corporation (a subsidiary of NCR Corporation), Electronic Payment Providers, Inc. (d.b.a. BillingTree), Paya, Inc., Paymentus Corporation and Zelis. There are also many traditional merchant acquirers, such as financial institutions, affiliates of financial institutions and well-established payment processing companies, in the payment processing industry, including Bank of America Merchant Services, Elavon, Inc. (a subsidiary of U.S. Bancorp), Wells Fargo Merchant Services, Global Payments, Inc., WorldPay, Inc. (a subsidiary of Fidelity National Information Services, Inc.) and Total Systems Services, Inc. (a subsidiary of Global Payments, Inc.). These institutions have established, or may establish in the future, payment processing businesses that could target our existing and potential customers.

Many of our competitors have substantially greater financial, technological, management and marketing resources than we have. Accordingly, if these competitors target our business model and, in particular, the vertical markets that we serve, they may be able to offer more attractive fees or payment terms and advances to our customers and more attractive compensation to our software integration partners. They also may be able to offer and provide services and solutions that we do not offer. There are also a large number of small providers of processing services, including emerging technology and non-traditional payment processing companies, that provide various ranges of services to our existing and potential customers. This competition may effectively limit the prices we can charge, cause us to increase the compensation we pay to our software integration partners and require us to control costs aggressively in order to maintain acceptable profit margins. Further, if the use of payment cards other than Visa, MasterCard or Discover grows, or if there is an overall decrease in the use of debit cards as compared to other payment methods, our profitability could be reduced. Competition could also result in a loss of existing customers and greater difficulty attracting new customers, and could impact our relationships with software integration partners that integrate our services into the software used by our customers. Although we carefully monitor attrition levels of our existing customers, we cannot predict such attrition rates in the future. One or more of these factors could have a material adverse effect on our business, financial condition and results of operations.

Unauthorized disclosure of merchant or consumer data, whether through breach of our computer systems, computer viruses, or otherwise, could expose us to liability and protracted and costly litigation, and damage our reputation.

We are responsible for data security for us and for third parties with whom we partner, including with respect to rules and regulations established by the payment networks, such as Visa, MasterCard and Discover, and debit card networks. These third parties include our customers, software integration partners and other third-party service providers and agents. We and other third parties collect, process, store and/or transmit sensitive data, such as names, addresses, social security numbers, credit or debit card numbers, expiration dates, driver’s license numbers and bank account numbers. We have ultimate liability to the payment networks and our sponsor banks that register us with the payment networks for our failure or the failure of other third parties with whom we contract to protect this data in accordance with payment network requirements. The loss, destruction or unauthorized modification of merchant or consumer data by us or our contracted third parties could result in significant fines, sanctions, proceedings or actions against us by the payment networks, governmental bodies, consumers or others.

Threats may result from human error, fraud or malice on the part of employees or third parties, or from accidental technological failure. For example, certain of our employees have access to sensitive data that could be used to commit identity theft or fraud. Concerns about security increase when we transmit information electronically because such transmissions can be subject to attack, interception or loss. Also, computer viruses can be distributed and spread rapidly over the Internet and could infiltrate our systems or those of our contracted third parties. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or to create a diversion for other malicious activities. These types of actions and attacks and others could disrupt our delivery of services or make them unavailable.

We and our contracted third parties could be subject to breaches of security by hackers. Our encryption of data and other protective measures may not prevent unauthorized access to or use of sensitive data. A systems breach may subject us to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants or other customers from using electronic payments generally and our services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or by the payment networks or limitations on our ability to process payment transactions on such payment networks. While we maintain cyber insurance coverage (which, in certain cases, is required pursuant to certain of our contractual commitments) that may, subject to policy terms and conditions, cover certain aspects of these risks, our insurance coverage may be insufficient to cover all losses. Additionally, we may be required to increase our cyber insurance coverage pursuant to our contractual commitments entered into in the future. The costs to maintain or increase our cyber insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Any human error, fraud, malice, accidental technological failure or attacks against us or our contracted third parties could hurt our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, result in the loss of our sponsor bank relationships or our ability to participate in the payment networks, subject us to lawsuits, fines or sanctions, distract our management, increase our costs of doing business and/or materially impede our ability to conduct business.

Although we generally require that our agreements with our software integration partners or service providers include confidentiality obligations that restrict these parties from using or disclosing any merchant or consumer data except as necessary to perform their services under the applicable agreements, we cannot guarantee that these contractual measures will prevent the unauthorized use, modification, destruction or disclosure of data or allow us to seek reimbursement from the contracted party. In addition, many of our customers are small and medium-sized businesses that may have limited competency regarding data security and handling requirements and may thus experience data breaches. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, and the incurrence of significant losses by us.

In addition, our agreements with our sponsor banks and our third-party payment processors (as well as payment network requirements) require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately comply with these protective measures could result in fees, penalties, litigation or termination of our sponsor bank agreements.

Security breaches may be subject to scrutiny from governmental agencies such as the Consumer Financial Protection Bureau (“CFPB”). See the risk factor entitled “Compliance with the Dodd-Frank Act and other federal and state regulations may increase our compliance costs, limit our revenues and otherwise negatively affect our business.”

If we cannot keep pace with rapid developments and changes in our industry, the use of our products and services could decline, causing a reduction in our revenues.

The electronic payments market is subject to constant and significant changes. This market is characterized by rapid technological evolution, new product and service introductions, evolving industry standards, changing customer needs and the entrance of new competitors, including products and services that enable card networks and banks to transact with consumers directly. To remain competitive, we continually pursue initiatives to develop new products and services to compete with these new market entrants. These projects carry risks, such as difficulty in determining market demand and timing for delivery, cost overruns, delays in delivery, performance problems and lack of customer acceptance, and some projects may require investment in non-revenue generating products or services that our software integration partners and customers expect to be included in our offerings. In addition, new products and offerings may not perform as intended or generate the business or revenue growth expected.

Additionally, we look for acquisition opportunities, investments and alliance relationships with other businesses that will increase our market penetration and enhance our technological capabilities, product offerings and distribution capabilities. Any delay in the delivery of new products and services or the failure to differentiate our products and services or to accurately predict and address market demand could increase the costs of our development efforts and render our products and services less desirable or even obsolete to our customers and to our software integration partners. Any defects in our products and errors or delays in our processing of transactions could also increase costs of development efforts and result in harm to our reputation or liability claims against us. Furthermore, even though the market for integrated payment processing products and services is evolving, we may develop too rapidly or not rapidly enough for us to recover the costs we have incurred in developing new products and services targeted at this market. Any of the foregoing could have a material and adverse effect on our operating results and financial condition.

The continued growth and development of our payment processing services and solutions will depend on our ability to anticipate and adapt to changes in consumer behavior. For example, consumer behavior may change regarding the use of payment card transactions, including the relative increased use of cash, crypto-currencies, other emerging or alternative payment methods and payment card systems that we or our processing partners do not adequately support or that do not provide adequate commissions to parties like us. Any failure to timely integrate emerging payment methods into our software, to anticipate consumer behavior changes or to contract with processing partners that support such emerging payment technologies could cause us to lose traction among our customers or referral sources, including industry associations, resulting in a corresponding loss of revenue, if those methods become popular among end-users of their services.

Our products and services are designed to process complex transactions and provide reports and other information on those transactions, all at very high volumes and processing speeds. Our technology offerings must also integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and services to adapt to changes and innovation in these technologies. Any failure to deliver an effective, reliable and secure service or any performance issue that arises with a new product or service could result in significant processing or reporting errors or other losses. If we do not deliver a promised new product or service to our customers or software integration partners in a timely manner or the product or service does not perform as anticipated, our development efforts could result in increased costs and a loss in business, reducing our earnings and causing a loss of revenue. We also rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to, or production of, new technologies, including software and hardware. For example, we rely on our software integration partners to integrate our services and products into the software platforms being used by our customers. Our future success will depend in part on our ability to develop or adapt to technological changes and evolving industry standards. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

Potential changes in the competitive landscape, including disintermediation from other participants in the payments value chain, could harm our business.

We expect that the competitive landscape will continue to change and challenge us to respond to developments such as:

•	Rapid and significant changes in technology and new and innovative payment methods and programs;

•	Competitors, software integration partners, and other industry participants developing products that compete with or replace our value-added services and solutions;

•

Participants in the financial services payments and technology industries creating new payment services that compete with us or merging, creating joint ventures or forming other business combinations that strengthen their existing business services; and

•	New services and technologies that we develop being impacted by industry-wide solutions and standards related to migration to tokenization or other security-related technologies.

Failure to compete effectively against or otherwise address any of these and other competitive threats could have a material adverse effect on our business, financial condition and results of operations.

If our vertical markets do not increase their acceptance of electronic payments or if there are adverse developments in the electronic payment industry in general, our business, financial condition and results of operations may be adversely affected.

The vertical markets we primarily serve have traditionally not utilized electronic payments. If consumers and businesses in these vertical markets do not increase their use of cards as payment methods for their transactions or if the mix of payment methods changes in a way that is adverse to us, such developments may have a material adverse effect on our business, financial condition and results of operations. Regulatory changes may also result in our customers seeking to charge their own customers additional fees for use of credit or debit cards which may result in such customers using other payment methods. Additionally, in recent years, increased incidents of security breaches have caused some consumers to lose confidence in the ability of businesses to protect their information, causing certain consumers to discontinue use of electronic payment methods. Security breaches could result in financial institutions canceling large numbers of credit and debit cards, or consumers or businesses electing to cancel their cards following such incidents.

Potential customers or software integration partners may be reluctant to switch to, or develop a relationship with, a new merchant acquirer, which may adversely affect our growth.

Many potential customers and software integration partners worry about potential disadvantages associated with switching merchant acquirers, such as a loss of accustomed functionality, increased costs and business disruption. For merchants that are potential customers and software providers that are potential software integration partners, switching to us from another merchant acquirer or integrating with us may be a significant undertaking. There can be no assurance that our strategies for overcoming potential reluctance to change merchant acquirers or to initiate a relationship with us will be successful, and this resistance may adversely affect our growth and our business overall.

If we fail to comply with the applicable requirements of payment networks and industry self-regulatory organizations, those payment networks or organizations could seek to fine us, suspend us or terminate our registrations through our sponsor banks.

We rely on sponsor banks and, in certain cases, third-party processors to access the payment card networks, such as Visa, MasterCard and Discover, that enable our ability to offer to our customers the acceptance of credit cards and debit cards, and we must pay fees for such services. To provide our merchant acquiring services, we are registered through our sponsor banks with the Visa, MasterCard and Discover networks as a service provider for member institutions. As such, we, our sponsor banks and many of our customers are subject to complex and evolving payment network rules. The payment networks routinely update and modify requirements applicable to merchant acquirers, including rules regulating data integrity, third-party relationships (such as those with respect to sponsor banks and independent sales organization (“ISOs”)), merchant chargeback standards and PCI DSS. The rules of the card networks are set by their boards, which may be influenced by card issuers, some of which offer competing transaction processing services.

If we or our sponsor banks fail to comply with the applicable rules and requirements of any of the payment networks, such payment network could suspend or terminate our registration. Further, our transaction processing capabilities, including with respect to settlement processes, could be delayed or otherwise disrupted, and recurring non-compliance could result in the payment networks seeking to fine us or suspend or terminate our registrations that allow us to process transactions on their networks, which would make it impossible for us to conduct our business on its current scale.

Under certain circumstances specified in the payment network rules, we may be required to submit to periodic audits, self-assessments or other assessments with regard to our compliance with the PCI DSS. Such audits or assessments may reveal that we have failed to comply with the PCI DSS. In addition, even if we comply with the PCI DSS, there is no assurance that we will be protected from a security breach. The termination of our registrations with the payment networks, or any changes in payment network or issuer rules that limit our ability to provide merchant acquiring services, could have an adverse effect on our payment processing volumes, revenues and operating costs. If we are unable to comply with the requirements applicable to our payment processing activities, the payment networks could no longer allow us to provide these solutions, which would render us unable to conduct our business. If we were precluded from processing Visa and MasterCard electronic payments, we would lose a substantial portion of our revenues.

We are also subject to the operating rules of the National Automated Clearing House Association (“NACHA”). NACHA is a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions. These obligations include audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations. If an audit or self-assessment under PCI DSS or NACHA identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and be expensive and time consuming.

Changes in payment network rules or standards could adversely affect our business, financial condition and results of operations.

Payment network rules are established and changed from time to time by each payment network as they may determine in their sole discretion and with or without advance notice to their participants. The timelines imposed by the payment networks for expected compliance with new rules have historically been, and may continue to be, highly compressed, requiring us to quickly implement changes to our systems which increases the risk of non-compliance with new standards. In addition, the payment networks could make changes to interchange or other elements of the pricing structure of the merchant acquiring industry that would have a negative impact on our results of operations.

We rely on sponsor banks in order to process electronic payment transactions, and such sponsor banks have substantial discretion with respect to certain elements of our business practices. If these sponsorships are terminated and we are not able to secure new sponsor banks, we will not be able to conduct our business.

Because we are not a bank, we are not eligible for membership in the Visa, MasterCard and other payment networks, and are, therefore, unable to directly access these payment networks, which are required to process transactions.

These networks’ operating regulations require us to be sponsored by a member bank in order to process electronic payment transactions. We are currently registered with payment networks through our sponsor banks. We primarily work with such sponsor banks directly to settle transactions, whereas many of our competitors are generally more dependent on third party super-ISOs.

In general, our sponsor banks may terminate their agreements with us if we materially breach the agreements and do not cure the breach within an established cure period, if we enter bankruptcy or file for bankruptcy, or if applicable laws or regulations, including Visa and/or MasterCard regulations, change to prevent either the applicable bank or us from performing services under the agreement. If these sponsorships are terminated and we are unable to secure a replacement sponsor bank within the applicable wind down period, we will not be able to process electronic payment transactions. While we maintain relationships with multiple sponsor banks for flexibility in the processing of payment volume and in the pricing of our customers’ solutions, the loss of or termination of a relationship with a sponsor bank or a significant decrease in the amount of payment volume that a sponsor bank processes for us could reduce such flexibility and negatively affect our business. As a result, we may be unable to obtain favorable pricing for our customers, which could negatively impact our ability to attract and retain customers. To the extent the number of our sponsor banks decreases, we will become increasingly reliant on our remaining sponsor banks, which would materially adversely affect our business should our relationship with any of such remaining banks be terminated or otherwise disrupted.

Furthermore, our agreements with our sponsor banks provide the sponsor banks with substantial discretion in approving certain elements of our business practices, including our solicitation, application and underwriting procedures for merchants. We cannot guarantee that our sponsor banks’ actions under these agreements will not be detrimental to us, nor can it provide assurance that any of our sponsor banks will not terminate their sponsorship of us in the future. Our sponsor banks have broad discretion to impose new business or operational requirements on us for purposes of compliance with payment network rules, which may materially adversely affect our business. If our sponsorship agreements are terminated and we are unable to secure another sponsor bank, we will not be able to offer Visa or MasterCard transactions or settle transactions which would likely cause us to terminate our operations.

Our sponsor banks also provide or supplement funding and settlement services in connection with our card processing services. If our sponsorship agreements are terminated and we are unable to secure another sponsor bank or maintain relationships with other existing sponsor banks, we will not be able to process Visa and MasterCard transactions which would have a material adverse effect on our business, financial condition and results of operations.

To acquire and retain customers, we depend on our software integration partners that integrate our services and solutions into software used by our customers.

We rely heavily on the efforts of our software integration partners to ensure our services and solutions are properly integrated into the software that our customers use. Generally, our agreements with software integration partners are not exclusive and these partners retain the right to refer potential customers to other payment processors.

We may need to provide financial concessions to maintain relationships with current software integration partners or to attract potential software integration partners from our competitors. We have been required, and expect to be required in the future, to make concessions when renewing contracts with our software integration partners, and such concessions can have a material impact on our financial condition or operating performance.

If our software integration partners focus more heavily on working with other payment processors, cease operations or become insolvent, we may be at risk of losing existing customers with whom these software integration partners have relationships. If we are unable to maintain our existing base of software integration partners or develop relationships with new software integration partners, our business, financial condition and results of operations would be materially adversely affected. In addition, our efforts to form relationships with new software integration partners may be hindered to the extent they perceive that integrating with a new payment processor or switching to us from another payment processor is too costly or time-consuming. Many software providers choose to integrate with only a small number of payments processors due to the requisite time and cost of integrating their systems with a payment processor’s solutions. To the extent that a potential software integration partner has already integrated with several payments processors, it may be difficult for us to convince them to expand the number of payments processors they are integrated with and incur the expense and potential business disruption needed to successfully integrate our software with their systems.

Further, to the extent our software integration partners engage in, or are alleged to have engaged in, behavior that involves intentional or negligent misrepresentation of pricing or other contractual terms to customers or potential customers related to our processing services or solutions, we may be named in legal proceedings in connection with such actions of our software integration partners. Our software integration partners are independent businesses and we have no control over their day-to-day business activities, including their customer marketing and solicitation practices. While in some cases we may have indemnification rights against our software integration partners for these activities, there is no guarantee that we will be able to successfully enforce those indemnification rights or that our software integration partners are adequately capitalized in a manner necessary to satisfy their indemnification obligations to us. If one or more judgments or settlements in any litigation or other investigation, or related defense and investigation costs, significantly exceed our insurance coverage and we are unable to enforce our indemnification rights against a software integration partner or partners, our business, financial condition and results of operations could materially suffer.

Failure to effectively manage risk and prevent fraud could increase our chargeback liability and other liability.

We are potentially liable for losses caused by fraudulent card transactions or business fraud. Card fraud occurs when a merchant’s customer uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by its customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant may be liable for any loss arising from the transaction. In addition, consumers may dispute repayments on a loan by claiming it was unlawful under applicable law.

Business fraud occurs when a business or organization, rather than a cardholder, opens a fraudulent merchant account and conducts fraudulent transactions or when a business, rather than a consumer (though sometimes working together with a consumer engaged in fraudulent activities), knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction, or provides services in violation of applicable law. Business fraud also occurs when employees of businesses change the business demand deposit accounts to their personal bank account numbers, so that payments are improperly credited to the employee’s personal account.

These types of fraud present potential liability for chargebacks associated with our customers’ processing transactions. If a billing dispute between a customer and a consumer is not ultimately resolved in favor of our customer, the disputed transaction is “charged back” to the customer’s bank and credited to the consumer’s bank. Anytime our customer is unable to satisfy a chargeback, we are responsible for that chargeback. We have a number of contractual protections and other means of recourse to mitigate those risks, including collateral or reserve accounts that we may require our customers to maintain for these types of contingencies. Nonetheless, if we are unable to collect the chargeback from the customers’ account or reserve account (if applicable), or if the customer refuses or is financially unable due to bankruptcy or other reasons to reimburse us for the chargeback, we bear the loss for the amount of the refund paid to the cardholder’s bank. We have established systems and procedures to detect and reduce the impact of business fraud, but these measures may not be effective, and incidents of fraud could increase in the future. During the year ended December 31, 2019, we believe our chargeback rate was less than 1% of payment volume. Any increase in chargebacks not paid by our customers could have a material adverse effect on our business, financial condition and results of operations.

Our processes to reduce fraud losses depend in part on our ability to restrict the deposit of processing funds while we investigate suspicious transactions. We could be sued by parties alleging that our restriction and investigation processes violate federal and state laws on consumer protection and unfair business practice. If we are unable to defend any such claim successfully, we could be required to restructure our anti-fraud processes in ways that would harm our business or pay substantial fines.

As part of our program to reduce fraud losses, we may temporarily restrict the ability of customers to access certain processing deposits if those transactions or their account activity are identified by our anti-fraud models as suspicious. We could be sued by parties alleging that our restriction and investigation processes violate federal and state laws on consumer protection and unfair business practice. If we are unable to defend any such claim successfully, we could be required to restructure our anti-fraud processes in ways that could harm our business, and to pay substantial fines. Even if we are able to defend a claim successfully, the litigation could damage our reputation, consume substantial amounts of our management’s time and attention, and require us to change our customer service and operations in ways that could increase our costs and decrease the effectiveness of our anti-fraud program.

We receive savings related to favorable pricing on interchange and other payment network fees. To the extent we cannot maintain such savings and cannot pass along any corresponding increases in such fees to our customers, our operating results and financial condition may be materially adversely affected.

We bear interchange, assessment, transaction and other fees set by the payment networks to the card issuing banks and the payment networks for each transaction we process. Under certain circumstances, the payment networks afford us preferential rates with respect to such fees, which helps us to control our operating costs. From time to time, the payment networks increase the interchange fees and other fees that they charge payment processors and the sponsor banks. At their sole discretion, our sponsor banks have the right to pass any increases in interchange and other fees on to us, and they have consistently done so in the past. We are generally permitted under the contracts into which we enter with our customers, and in the past have been able to, pass these fee increases along to our customers through corresponding increases in our processing fees. However, if we are unable to pass through these and other fees in the future, or if the payment networks decline to offer us preferential rates on such fees as compared to those charged to other payment processors, our business, financial condition and results of operations could be materially adversely affected. In addition, the various card associations and networks prescribe certain capital requirements on us, such as reserves in respect of certain customers for chargeback liabilities. Any increase in the capital level required would further limit our use of capital for other purposes.

Our systems and those of our third-party providers may fail due to factors beyond our control, which could interrupt our service, resulting in our inability to process payments, loss of business, increase in costs and exposure to liability.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer network systems, software, data centers and telecommunication networks, as well as the systems and services of our sponsor banks, the payment networks, third-party providers of processing services and other third parties. Our systems and operations, or those of our third-party providers, such as our provider of dial-up authorization services, or the payment networks themselves, could be exposed to damage or interruption from, among other things, hardware and software defects or malfunctions, telecommunications failure, computer denial-of-service and other cyberattacks, unauthorized entry, computer viruses or other malware, human error, natural disaster, power loss, acts of terrorism or sabotage, financial insolvency of such providers and similar events. These threats, and errors or delays in the processing of payment transactions, system outages or other difficulties, could result in failure to process transactions, additional operating and development costs, diversion of technical and other resources, loss of revenue, customers and software integration partners, loss of merchant and cardholder data, harm to our business or reputation, exposure to fraud losses or other liabilities and fines and other sanctions imposed by payment networks. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

At present, our critical operational systems, such as our payment gateway, are fully redundant, while certain of our less critical systems are not. Therefore, certain aspects of our operations may be subject to interruption. Also, while we have disaster recovery policies and arrangements in place, they have not been tested under actual disasters or similar events. Maintaining and upgrading our system is costly and time-consuming, involves significant technical risk and may divert our resources from new features and products, and there can be no assurances that such systems will be effective. Frequent or persistent site interruptions could lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to our business practices.

In addition, we are continually improving and upgrading our information systems and technologies. Implementation of new systems and technologies is complex, expensive and time-consuming. If we fail to timely and successfully implement new information systems and technologies or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, this could have an adverse impact on our business, internal controls (including internal controls over financial reporting), results of operations and financial condition.

We rely on other service and technology providers. If such providers fail in or discontinue providing their services or technology to us, our ability to provide services to customers may be interrupted, and, as a result, our business, financial condition and results of operations could be adversely impacted.

We rely on third parties to provide or supplement card processing services and for infrastructure hosting services. We also rely on third parties for specific software and hardware used in providing our products and services. The termination by our service or technology providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with our customers and, if we cannot find alternate providers quickly, may cause those customers to terminate their relationships with us.

Our third-party processors, which provide us with front-end authorization services and certain other services, compete with us or may compete with us in the future in the vertical markets that we serve. There can be no assurance that these processors will maintain their relationships with us in the future or that they will refrain from competing directly with the solutions that we offer.

If we are unable to renew our existing contracts with our most significant vendors, we might not be able to replace the related products or services at the same cost, which would negatively impact our profitability. Additionally, while we believe we would be able to locate alternative vendors to provide substantially similar services at comparable rates, or otherwise replicate such services internally, no assurance can be made that a change would not be disruptive to our business, which could potentially lead to a material adverse impact on our revenue and profitability until resolved.

We also rely in part on third parties for the development of and access to new technologies, and updates to existing products and services for which third parties provide ongoing support, which reliance increases the cost associated with new and existing product and service offerings. Failure by these third-party providers to devote an appropriate level of attention to our products and services could result in delays in introducing new products or services, or delays in resolving any issues with existing products or services for which third-party providers provide ongoing support.

We are subject to economic and political risk, the business cycles of our customers and software integration partners and the overall level of consumer and commercial spending, which could negatively impact our business, financial condition and results of operations.

The electronic payment industry depends heavily on the overall level of consumer and commercial spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits, including natural disasters and health emergencies, including earthquakes, fires, power outages, typhoons, floods, pandemics or epidemics such as the coronavirus and manmade events such as civil unrest, labor disruption, international trade disputes, international conflicts, terrorism, wars and critical infrastructure attacks. A sustained deterioration in general economic conditions, particularly in the United States, or increases in interest rates, could adversely affect our financial performance by reducing the number or aggregate volume of transactions made using electronic payments. For example, the recent COVID-19 coronavirus outbreak may impact the global economy or negatively affect various aspects of our business, including reductions in the amount of consumer spending and lending which could result in a decrease in our revenue and profits. If our customers make fewer sales of products and services using electronic payments, or consumers spend less money through electronic payments, we will have fewer transactions to process at lower dollar amounts, resulting in lower revenue.

A weakening in the economy could have a negative impact on our customers, as well as their customers who purchase products and services using the payment processing systems to which we provide access, which could, in turn, negatively affect our business, financial condition and results of operations. For example, in the primary vertical markets that we serve, merchants are affected by macroeconomic conditions such as employment, personal income and consumer sentiment. If economic conditions deteriorate and our customers experience decreased demand for consumer lending (particularly in the automobile finance market as consumers cut down on discretionary spending), we would experience a decrease both in volume and number of transactions processed. In addition, a weakening in the economy could force merchants to close at higher than historical rates in part because many of them are not as well capitalized as larger organizations, which could expose us to potential credit losses and future transaction declines. Further, credit card issuers may reduce credit limits and become more selective in their card issuance practices. We also have a certain amount of fixed and semi-fixed costs, including rent, debt service and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

In addition, a significant portion of our customers are consumer lenders that provide personal loans and automotive loans to consumers that have varying degrees of credit risk. The regulatory environment that these customers operate in is very complex because applicable regulations are often enacted by multiple agencies in the state and federal governments. For example, the CFPB promulgated new rules applicable to such loans that could have an adverse effect on our customers’ businesses, and numerous state laws impose similar requirements. Such customers are also subject to negative public perceptions that their consumer lending activities constitute predatory or abusive lending to consumers, and concerns raised by consumer advocacy groups and government officials may lead to efforts to further regulate the industry in which many of our customers operate. The combination of these factors, and in particular the uncertainties associated with the regulatory environments in the various jurisdictions in which our customers operate, could materially adversely affect the business of our customers and may force our consumer lender customers to change their business models. As a result, we may need to be nimble and quickly respond to the evolving needs of the vertical markets that we serve. If the business of our customers is materially adversely affected by the uncertainties described above and if we or our customers fail to respond to such changes in the industry in a timely manner, or if there are significant changes in such vertical markets that we do not anticipate, our business, financial condition and results of operations would be materially adversely affected.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor, manage and remediate our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, merchants or other matters that are otherwise inaccessible by us. In some cases, that information may not be accurate, complete or up-to-date. Additionally, our risk detection system is subject to a high degree of “false positive” risks being detected, which makes it difficult for us to identify real risks in a timely manner. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that materially increase our costs and limit our ability to grow and may cause us to lose existing customers.

We may not be able to continue to expand our share in our existing vertical markets or continue to expand into new vertical markets, which would inhibit our ability to grow and increase our profitability.

Our future growth and profitability depend, in part, upon our continued expansion within the vertical markets in which we currently operate, the emergence of other vertical markets for electronic payments and our integrated solutions, and our ability to penetrate new vertical markets and our current software integration partners’ customer bases. As part of our strategy to expand into new vertical markets and increase our share in our existing vertical markets, we look for acquisition opportunities and partnerships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities. We may not be able to successfully identify suitable acquisition or partnership candidates in the future, and if we do identify them, they may not provide us with the benefits we anticipated. In addition, we recently began offering our products and services in Canada, a market in which we have no prior operating experience. As a result, our ability to grow and profitably service customers in Canada is uncertain and will require additional resources and controls, and we may encounter unanticipated challenges.

Our expansion into new vertical markets also depends on our ability to adapt our existing technology or to develop new technologies to meet the particular needs of each new vertical market. We may not have adequate financial or technological resources to develop effective and secure services or distribution channels that will satisfy the demands of these new vertical markets. Penetrating these new vertical markets may also prove to be more challenging or costly or may take longer than we may anticipate. If we fail to expand into new vertical markets and increase our penetration into existing vertical markets, we may not be able to continue to grow our revenues and earnings.

We may not be able to successfully execute our strategy of growth through acquisitions.

A significant part of our growth strategy is to enter into new vertical markets through platform acquisitions of vertically-focused integrated payment and software solutions providers, to expand within our existing vertical markets through selective tuck-in acquisitions and to otherwise increase our presence in the payments processing market. From 2016 until the Closing of the Business Combination, we completed a total of three platform acquisitions that enabled us to enter new, or expand within existing, vertical markets. Since the Closing of the Business Combination, we have completed three additional acquisitions described in more detail below.

Although we expect to continue to execute our acquisition strategy:

•	we may not be able to identify suitable acquisition candidates or acquire additional assets on favorable terms;

•	we may compete with others to acquire assets, which competition may increase, and any level of competition could result in decreased availability or increased prices for acquisition candidates;

•	competing bidders for such acquisitions may be larger, better-funded organizations with more resources and easier access to capital;

•	we may experience difficulty in anticipating the timing and availability of acquisition candidates;

•	we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions;

•	potential acquisitions may be subject to regulatory approvals, which may cause delays and uncertainties; and

•	we may not be able to generate cash necessary to execute our acquisition strategy.

The occurrence of any of these factors could adversely affect our growth strategy.

Our acquisitions subject us to a variety of risks that could harm our business.

We review and complete selective acquisition opportunities. There can be no assurances that we will be able to complete suitable acquisitions for a variety of reasons, including the difficulties associated with the identification of and competition for acquisition targets, the need for regulatory approvals, the inability of the parties to agree to the structure or purchase price of the transaction and our inability to finance the transaction on commercially acceptable terms. In addition, any completed acquisition will subject us to a variety of other risks:

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we may need to allocate substantial operational, financial and management resources in integrating new businesses, technologies and products, and management may encounter difficulties in integrating the operations, personnel or systems of the acquired business;

•	the acquisition may have a material adverse effect on our business relationships with existing or future customers or software integration partners;

•	we may assume substantial actual or contingent liabilities, known and unknown;

•	the acquisition may not meet our expectations of future financial performance;

•	we may experience delays or reductions in realizing expected synergies or benefits;

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wet may incur substantial unanticipated costs or encounter other problems associated with the acquired business, including challenges associated with transfer of various data processing functions and connections to our systems and those of our third-party service providers;

•	we may be unable to achieve our intended objectives for the transaction; and

•	we may not be able to retain the key personnel, customers and suppliers of the acquired business.

These challenges and costs and expenses may adversely affect our business, financial condition and results of operations.

The anticipated benefits from our recently announced acquisitions may not be realized on the expected timeline or at all.

On August 14, 2019, we announced our acquisition of TriSource. Since 2012, TriSource has been our primary third-party processor for back-end settlement solutions. We have no prior experience in providing back-end payment processing services, which represents TriSource’s primary capability. Accordingly, our lack of experience in the back-end processing market may result in operational difficulties, which could cause a delay or failure to integrate and realize the benefits of the TriSource acquisition.

On October 14, 2019, we announced our acquisition of APS. APS is an integrated payments provider focused on the business-to-business (or “B2B”) vertical. APS markets its products and services in the B2B vertical through key integrations with leading enterprise resource planning (or “ERP”) software platforms. The B2B vertical represents a new vertical market for us, and we do not have any prior experience with the key ERP platforms that are critical to the B2B vertical. Accordingly, our lack of experience in the B2B vertical and with the key ERP platforms may result in operational difficulties, which could cause a delay or failure to integrate and realize the benefits of the APS acquisition.

On February 10, 2020, we announced our acquisition of Ventanex. Ventanex is an integrated payment solutions provider to consumer finance (including mortgage servicers) and B2B healthcare verticals. The mortgage loan servicer and B2B healthcare verticals represent a material expansion of our existing focus. Accordingly, our lack of experience in the mortgage and B2B healthcare verticals may result in operational difficulties, which could cause a delay or failure to integrate and realize the benefits of the Ventanex acquisition.

We may also experience other challenges associated with operating these acquired businesses, including (1) difficulties and delays in integrating each acquired business, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks; (2) business disruptions from the acquisition that will harm us or the acquired business, including current plans and operations; (3) potential adverse reactions or changes to business relationships resulting from the announcement or completion of each acquisition, including as it relates to our or the acquired business’ ability to successfully renew existing customer contracts on favorable terms or at all and obtain new customers; (4) retaining the acquired business’ customers, key personnel, vendors and other business relations; and (5) other unexpected costs or problems with integrating each acquired business.

The recent outbreak of COVID-19 may adversely affect our financial condition, liquidity and our ability to service our debt.

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China. In January 2020, this coronavirus spread to other countries, including the U.S., and efforts to contain the spread of this coronavirus intensified. In March 2020, the World Health Organization declared the COVID-19 virus outbreak a global pandemic. The outbreak and any preventative or protective actions that governments or others may take in respect of this coronavirus may result in global business disruptions, including for our customers and business partners, and in a period of business disruption, reduced customer demand and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but may materially affect our business, financial condition, results of operations, and cash flows, despite the fact that such impacts may not be felt for a significant period of time. Although we are diligently working to ensure that we can operate with minimal disruption, preparing to mitigate the impact of the outbreak on our employees’ health and safety, and addressing potential business interruptions on ourselves and our customers, the full extent to which the coronavirus could affect the global and U.S. economies and our business will depend on future developments and factors that cannot be predicted.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

Our level of indebtedness could adversely affect our ability to meet our obligations under our indebtedness, react to changes in the economy or our industry and to raise additional capital to fund operations.

In connection with the Ventanex acquisition, we entered into an amendment to our Credit Agreement (as amended, the “Amended Credit Agreement”) with Truist Bank and certain other lenders, upsizing the existing credit facility to $345.0 million. As of April 30, 2020, approximately $268.0 of aggregate principal amount was outstanding under the Amended Credit Agreement, and such level of indebtedness could have important consequences to our stockholders. For example, such level of indebtedness could:

•	make it more difficult to satisfy our obligations with respect to any indebtedness, resulting in possible defaults on, and acceleration of, such indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

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require us to dedicate a substantial portion of our cash flows from operations to payments on indebtedness, thereby reducing the availability of such cash flows to fund working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements or to carry out other aspects of our business;

•	limit our ability to make material acquisitions or take advantage of business opportunities that may arise; and

•	place us at a potential competitive disadvantage compared to our competitors that have less debt.

We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

A portion of our indebtedness bears interest at variable interest rates, primarily based on LIBOR. LIBOR is the subject of recent national, international, and other regulatory guidance and proposals for reform, which may cause LIBOR to disappear entirely after 2021 or to perform differently than in the past. While we expect that reasonable alternatives to LIBOR will be implemented prior to the 2021 target date, we cannot predict the consequences and timing of these development, and they could include an increase in our interest expense and/or reduction in our interest income.

Future operating flexibility is limited in significant respects by the restrictive covenants in the Amended Credit Agreement, and we may be unable to comply with all covenants in the future.

The Amended Credit Agreement imposes restrictions that could impede our ability to enter into certain corporate transactions, as well as increases our vulnerability to adverse economic and industry conditions, by limiting our flexibility in planning for, and reacting to, changes in our business and industry. These restrictions will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends on capital stock or redeem, repurchase, retire or otherwise acquire any capital stock;

•	make certain payments, dividends, distributions or investments; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

In addition, the Amended Credit Agreement contains certain negative covenants that restrict the incurrence of indebtedness unless certain incurrence-based financial covenant requirements are met. The restrictions may prevent us from taking actions that we believe would be in the best interests of the business and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our ability to comply with these restrictive covenants in future periods will largely depend on our ability to successfully implement our overall business strategy. The breach of any of these covenants or restrictions could result in a default, which could result in the acceleration of our debt. In the event of an acceleration of our indebtedness, we could be forced to apply all available cash flows to repay such debt, which would reduce or eliminate distributions to us, which could also force us into bankruptcy or liquidation.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition and our share price, which could cause you to lose some or all of your investment.

As a result of unidentified issues or factors outside of our control, we may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis conducted. Even though these charges may be non-cash items that would not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate leverage or other covenants to which we may be subject. Accordingly, our stockholders could suffer a reduction in the value of their shares from any such write-down or write-downs.

Changes in tax laws or their judicial or administrative interpretations, or becoming subject to additional U.S., state or local taxes that cannot be passed through to our customers, could negatively affect our business, financial condition and results of operations.

Our operations are subject to extensive tax liabilities, including federal and state and transactional taxes such as excise, sales/use, payroll, franchise, withholding, and ad valorem taxes. Changes in tax laws or their judicial or administrative interpretations could decrease the amount of revenues we receive, the value of any tax loss carryforwards and tax credits recorded on our balance sheet and the amount of our cash flow, and may have a material adverse impact on our business, financial condition and results of operations. Some of our tax liabilities are subject to periodic audits by the applicable taxing authority which could increase our tax liabilities. Furthermore, companies in the payment processing industry, including us, may become subject to incremental taxation in various taxing jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our customers, our costs would increase and our net income would be reduced, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our proprietary technology, which is critical to our success, particularly in our strategic verticals where we may offer proprietary software solutions to our customers. Third parties may challenge, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of service offerings or other competitive harm. Other parties, including our competitors, may independently develop similar technology and duplicate our services or design around our intellectual property and, in such cases, we may not be able to assert our intellectual property rights against such parties. Further, our contractual arrangements may be subject to termination or renegotiation with unfavorable terms to us, and our third-party licensors may be subject to bankruptcy, insolvency and other adverse business dynamics, any of which might affect our ability to use and exploit the products licensed to us by such third-party licensors. Additionally, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or retain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection or the inability to license or otherwise use third-party intellectual property could harm our business and ability to compete.

We may also be subject to costly litigation if our services and technology are alleged to infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, services or technology. Any of these third parties could make a claim of infringement, breach or other violation of third-party intellectual property rights against us with respect to our products, services or technology. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement or other violations and attempting to extract settlements from companies like us. Even if we believe that intellectual property related claims are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. Claims of intellectual property infringement or violation also may require us to redesign affected products or services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products or services. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstance, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

If we are unable to develop and maintain effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements, which could have a material adverse effect on our business.

Prior to the Business Combination, for the years ended December 31, 2017 and 2016, Hawk Parent identified control deficiencies that constituted material weaknesses in controls over financial reporting, which were remediated as of the year ended December 31, 2018. The material weaknesses previously identified and subsequently remediated were related to (i) insufficient segregation of duties, (ii) lack of formal documentation and the development of policies and procedures, and (iii) insufficient evidential matter to support the implementation of control activities, all of which were remediated as of the year ended December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the issuer’s annual or interim consolidated financial statements will not be prevented or deleted on a timely basis.

As a private company not subject to the internal control provisions of the Sarbanes-Oxley Act, Hawk Parent had limited accounting and finance personnel and other resources with which to address its internal controls and procedures consistent with PCAOB standards. As of the year ended December 31, 2018, Hawk Parent had remediated its previously identified material weaknesses by taking certain remedial actions, including hiring key accounting personnel and creating a formal month-end financial statement review process, which have been completed. We intend to continue to evaluate actions to enhance our internal controls over financial reporting, but there is no assurance that we will not identify other control deficiencies or material weaknesses in the future. In addition, we may be required to incur costs in improving our internal controls, including the costs of hiring additional personnel.

If we identify future material weaknesses in our internal controls over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weaknesses, our reputation, financial condition and operating results could suffer.

Our customers and their respective businesses are subject to extensive government regulation, and any new laws and regulations, industry standards or revisions made to existing laws, regulations or industry standards affecting our customers’ businesses or the electronic payments industry, or our or our customers’ actual or perceived failure to comply with such obligations, may have an unfavorable impact on our business, financial condition and results of operations.

The customers we serve are subject to numerous federal and state regulations that affect the electronic payments industry. While payment processors like us are not typically subject to examination by government agencies, they are subject to laws and regulations prohibiting unfair, deceptive acts and practices (“UDAAP”). Because of the rules and regulations enacted at the state and federal level that affect our customers, we have developed compliance mechanisms that are designed to limit both our and our sponsor banks’ exposure to such regulations and risks associated with our customers’ industries.

Regulation of the consumer finance industry has increased significantly in the past several years and is continually evolving. In order to manage our exposure to such laws and regulations, we employ a substantial compliance management system designed to identify and mitigate risks associated with our merchant relationships. Our system is audited annually by a third-party and compared against industry standards, including System and Organization Controls and the PCI DSS described above, and we evaluate and update our compliance models to improve our performance and keep up with the rapid evolution of the legal and regulatory regime our customers face. However, changes to statutes, regulations or industry standards, including interpretations and implementation of such statutes, regulations or standards, could increase our cost of doing business or affect our competitive advantage. Our customers are subject to U.S. financial services regulations, numerous consumer protection laws, escheat regulations and privacy and information security regulations, among other laws, rules and regulations. Failure of our customers to comply with regulations may have an adverse effect on our business, including the limitation, suspension or termination of services provided to, or by, third parties, and the imposition of penalties or fines. To the extent these regulations negatively impact the business, operations or financial condition of our customers, our business and results of operations could be materially and adversely affected because, among other matters, our customers may experience decreases in payment transactions processed, could decide to avoid or abandon certain lines of business, or could seek to pass on increased costs to us by negotiating price reductions. We could be required to invest a significant amount of time and resources to comply with additional regulations or oversight or to modify the manner in which we contract with or provide services and solutions to our customers and regulations could directly or indirectly limit how much we can charge for our services. In addition, we may not be able to update our existing products and services or develop new ones in a timely manner to address the evolving compliance needs of our customers. Any of these events, if realized, could have a material adverse effect on our business, results of operations and financial condition.

Laws and regulations, even if not directed at us, may require us to take significant efforts to change our services and solutions and may require that we incur additional compliance costs and change how we price our products and services to our customers and software integration partners. Implementing new compliance efforts is difficult because of the complexity of new regulatory requirements, and we are devoting and will continue to devote significant resources to ensure compliance. Furthermore, regulatory actions may precipitate changes in business practices by us and other industry participants which could affect how we market, price and distribute our products and services, and which could materially adversely affect our business, financial condition and results of operations. In addition, even an inadvertent failure to comply with laws and regulations or evolving public perceptions of our business could damage our business or our reputation.

The businesses of our consumer lender customers are strictly regulated in every jurisdiction in which they operate, and such regulations, and our consumer lender customers’ failure to comply with them, could have an adverse effect on our customers’ businesses and, as a result, our results of operations.

Our customers are subject to a variety of statutes and regulations enacted by government entities at the federal, state and local levels, which, for our customers that are consumer lenders, include regulations relating to: the amount they may charge in interest rates and fees; the terms of their loans (such as maximum and minimum durations), repayment requirements and limitations, number and frequency of loans, maximum loan amounts, renewals and extensions, required repayment plans and reporting and use of state-wide databases; collection and servicing activity; the establishment and operation of their businesses; licensing, disclosure and reporting requirements; restrictions on advertising and marketing; and requirements governing electronic payments and money transmission.

These regulations affect our consumer lender customers’ businesses in many ways, including their loan volume, revenues, delinquencies of their borrowers and results of operations. These changes to these customers’ businesses may affect the payment volume we process, including the number and size of scheduled repayments and the number of originated loans subject to repayment. To the extent these laws and regulations curtail consumer lending activity, our results of operations and financial condition could be adversely affected.

Compliance with the Dodd-Frank Act and other federal and state regulations may increase our compliance costs, limit our revenues and otherwise negatively affect our business.

Since the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), there have been substantial reforms to the supervision and operation of the financial services industry, including numerous new regulations that have imposed compliance costs on us and our financial institution partners and customers. Among other things, the Dodd-Frank Act established the CFPB, which is empowered to conduct rule-making and supervision related to, and enforcement of, federal consumer financial protection laws. The CFPB has issued guidance that applies to “supervised service providers,” which the CFPB has defined to include service providers, like us, to CFPB supervised banks and nonbanks. The Dodd-Frank Act also established the Financial Stability Oversight Council, which has the authority to determine whether any non-bank financial company should be supervised by the Board of Governors of the Federal Reserve System, or the Federal Reserve, because it is systemically important to the U.S. financial system. In addition, federal and state agencies have recently proposed or enacted cybersecurity regulations, such as the Cybersecurity Requirements for Financial Services Companies issued by the New York State Department of Financial Services and the Advance Notice of Proposed Rulemaking on Enhanced Cyber Risk Management Standards issued by The Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation in October 2016. Such cybersecurity regulations are applicable to large bank holding companies and their subsidiaries, as well as to service providers to those organizations. Any new rules and regulations implemented by the CFPB or state or other authorities or in connection with the Dodd-Frank Act could, among other things, slow our ability to adapt to a rapidly changing industry, require us to make significant additional investments to comply with them, redirect time and resources to compliance obligations, modify our products or services or the manner in which they are provided, or limit or change the amount or types of revenue we are able to generate.

Interchange fees, which the payment processor typically pays to the card issuer in connection with credit and debit card transactions, are subject to increasingly intense legal, regulatory and legislative scrutiny. In particular, the Dodd-Frank Act regulates and limits debit card fees charged by certain card issuers and allows businesses and organizations to set minimum dollar amounts for the acceptance of credit cards. Specifically, under the so-called “Durbin Amendment” to the Dodd-Frank Act, the interchange fees that certain issuers charge businesses and organizations for debit transactions are regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the issuer in authorizing, clearing and settling the transactions. Rules released by the Federal Reserve in July 2011 to implement the Durbin Amendment mandate a cap on debit transaction interchange fees for card issuers with assets of $10.0 billion or greater. Since October 2011, a payment network may not prohibit a card issuer from contracting with any other payment network for the processing of electronic debit transactions involving the card issuer’s debit cards, and card issuers and payment networks may not inhibit the ability of businesses and organizations to direct the routing of debit card transactions over any payment networks that can process the transactions. These restrictions could negatively affect the number of debit transactions, and prices charged per transaction, which would negatively affect our business.

We must comply with laws and regulations prohibiting unfair or deceptive acts or practices, and any failure to do so could materially and adversely affect our business.

We and many of our customers are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices and various state laws that are similar in scope and subject matter. In addition, provisions of the Dodd-Frank Act that prohibit unfair, deceptive or abusive acts or practices, the Telemarketing Sales Act and other laws, rules and/or regulations, may directly impact the activities of certain of our customers, and in some cases may subject us, as the electronic payment processor or provider of payment settlement services, to investigations, fees, fines and disgorgement of funds if we are found to have improperly aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a customer through our services. Various federal and state regulatory enforcement agencies, including the Federal Trade Commission and state attorneys general have authority to take action against non-banks that engage in UDAAP, or violate other laws, rules and regulations. To the extent we are processing payments or providing products and services for a customer suspected of violating such laws, rules and regulations, we may face enforcement actions and incur losses and liabilities that may adversely affect our business.

Numerous other federal or state laws affect our business, and any failure to comply with those laws could harm our business.

Currently, we do not believe we are deemed a money transmitter and have no expectation that we would be deemed as such in the foreseeable future. We, along with our third-party service providers, use structural arrangements designed to prevent us from receiving or controlling our customers’ funds and therefore remove our activities from the scope of money transmitter regulation. There can be no assurance that these structural arrangements will remain effective as money transmitter laws continue to evolve or that the applicable regulatory bodies, particularly state agencies, will view our payment processing activities as compliant.

Our business may also be subject to the Fair Credit Reporting Act (the “FCRA”), which regulates the use and reporting of consumer credit information and also imposes disclosure requirements on entities that take adverse action based on information obtained from credit reporting agencies. We could be liable if our practices do not comply with the FCRA or regulations under it.

The Housing Assistance Tax Act of 2008 included an amendment to the Code, that requires information returns to be made for each calendar year by payment processing entities and third-party settlement organizations with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements. We could be liable for penalties if our information returns are not in compliance with these regulations.

Our solutions may be required to conform, in certain circumstances, to requirements set forth in the Health Insurance Portability and Accountability Act of 1996, which governs the privacy and security of “protected health information.”

Additionally, we are required to comply with certain anti-money laundering regulations in connection with our payment processing activities and are subject to certain economic and trade sanctions programs, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. These regulations are generally governed by the Financial Crimes Enforcement Network of the U.S. Department of the Treasury and the Office of Foreign Assets Control.

Depending on how our products and services evolve, we may be subject to a variety of additional laws and regulations, including those governing money transmission, gift cards and other prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, restrictions on foreign assets, gambling, banking and lending, and import and export restrictions.

Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In addition, to the extent we decide to offer our products and services in additional jurisdictions (for example, our recent expansion into Canada), we may incur additional compliance-related costs with respect to operating in such jurisdictions. Additionally, as our products and services evolve, and as regulators continue to increase their scrutiny of compliance with these obligations, we may be subject to a variety of additional laws and regulations, or we may be required to further revise or expand our compliance management system, including the procedures we use to verify the identity of our customers, their end customers, and to monitor transactions. If we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties, such as a cease and desist order, or we may be required to alter the nature or packaging of our services and solutions, any of which could adversely affect our business or operating results.

Governmental regulations designed to protect or limit access to or use of consumer information could adversely affect our ability to effectively provide our products and services.

In addition to those regulations discussed previously that are imposed by the card networks and NACHA, governmental bodies in the United States have adopted, or are considering the adoption of, laws and regulations restricting the use, collection, storage, transfer and disposal of, and requiring safeguarding of, non-public personal information. Our operations are subject to certain provisions of these laws. Relevant federal privacy laws include the Family Educational Rights and Privacy Act of 1974, the Protection of Pupil Rights Amendment and the Gramm-Leach-Bliley Act of 1999, which applies directly to a broad range of financial institutions and indirectly, or in some instances directly, to companies that provide services to financial institutions. The U.S. Children’s Online Privacy Protection Act also regulates the collection of information by operators of websites and other electronic solutions that are directed to children under 13 years of age. These laws and regulations restrict our collection, processing, storage, use and disclosure of personal information, may require us to notify individuals of our privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information, and mandate certain procedures with respect to safeguarding and proper description of stored information. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of personal information to affected individuals, state officers, consumer reporting agencies and businesses and governmental agencies. The applicable regulatory framework for privacy issues is evolving and is likely to continue doing so for the foreseeable future, which creates uncertainty. For example, the California Consumer Privacy Act (CCPA) of 2018, which became effective January 1, 2020, imposes more stringent requirements with respect to California data privacy. The CCPA includes provisions that give California residents expanded rights to access and delete certain personal information, opt out of certain personal information sharing, and receive detailed information about how certain personal information is used.

Further, we are obligated by our customers, sponsor banks and software integration partners to maintain the confidentiality and security of non-public consumer information that our customers and their end customers share with us. Our contracts may require periodic audits by independent parties regarding our compliance with applicable standards, and may permit our counterparties to audit our compliance with best practices established by regulatory guidelines with respect to confidentiality and security of non-public personal information. Our ability to maintain compliance with these standards and satisfy these audits will affect our ability to attract, grow and maintain business in the future, and any failure to do so could subject us to contractual liability, each of which could have a material effect on our business and results of operations.

If we fail to comply with these laws, regulations or contractual terms, or if we experience security breaches, we could face regulatory enforcement proceedings, suits for breach of contract and monetary liabilities. Additionally, any such failure could harm the relationships and reputation we depend on to retain existing customers and software integration partners and obtain new customers and software integration partners. If federal and state governmental bodies adopt more restrictive privacy laws in the future, our compliance costs could increase, and it could make our due diligence reviews and monitoring regarding the risk of our customers more difficult, complex and expensive. As our business grows, we may also be required to invest in a more substantive and complex compliance management system than the one we currently employ.

We are an emerging growth company within the meaning of the Securities Act and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies; this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act as modified by the JOBS Act and have taken advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on certain executive compensation matters. As a result, our stockholders may not have access to certain information they may deem important. We may be an emerging growth company for up to five years from the IPO, although circumstances could cause the loss of that status earlier, including if the market value of our common stock held by non- affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we rely on these exemptions. If some investors find the securities less attractive as a result of reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period. Accordingly, when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The loss of key personnel or the loss of our ability to attract, recruit, retain and develop qualified employees, could adversely affect our business, financial condition and results of operations.

We depend on the ability and experience of a number of our key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the vertical markets in which we offer our products and services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their experience. Our success depends in part upon the reputation and influence within the industry of our senior managers who have, over the years, developed long standing and favorable relationships with our software integration partners, vendors, card associations, sponsor banks and other payment processing and service providers. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations. In addition, contractual obligations related to confidentiality and assignment of intellectual property rights may be ineffective or unenforceable, and departing employees may share our proprietary information with competitors or seek to solicit our software integration partners or customers or recruit our key personnel to competing businesses in ways that could adversely impact us.

Further, in order for us to continue to successfully compete and grow, we must attract, recruit, develop and retain personnel who will provide us with the expertise we need. Our success also depends on the skill and experience of our sales force, which we must continuously work to maintain. While we have a number of key personnel who have substantial experience with our operations, we must also develop our personnel so that our personnel is capable of maintaining the continuity of our operations, supporting the development of new services and solutions, and expanding our customer base. In addition, our personnel may not be familiar with the requirement of operating a public company and our management will need to continue to expend time and resources to become familiar with such requirements. The market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors.

We have been the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations which could have a material adverse effect on our business, financial condition or results of operations.

In the ordinary course of business, we are the subject of various claims and legal proceedings and may become the subject of claims, litigation or investigations, including commercial disputes and employee claims, such as claims of age discrimination, sexual harassment, gender discrimination, immigration violations or other local, state and federal labor law violations, and from time to time may be involved in governmental or regulatory investigations or similar matters arising out of our current or future business. Any claims asserted against us or our management, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationships with our customers, software integration partners and other third parties and could lead to additional related claims. In light of the potential cost and uncertainty involved in litigation, we have in the past and may in the future settle matters even when we believe we have a meritorious defense. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our costs of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us. Furthermore, there is no guarantee that we will be successful in defending pending or future litigation or similar matters under various laws. Any judgments or settlements in any pending or future claims, litigation or investigations could have a material adverse effect on our business, financial condition and results of operations.

Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of our common stock or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the Board’s attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Our results of operations may differ significantly from the unaudited pro forma financial information included herein.

The pro forma financial information has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the TriSource acquisition been completed at or as of the dates indicated, nor is it indicative of our future operating results or financial position. Such pro forma statement of operations does not reflect future nonrecurring charges resulting from the TriSource acquisition. Such unaudited pro forma financial information does not reflect future events that have occurred or may occur after the TriSource acquisition and does not consider potential impacts of future market conditions on revenues or expenses and instead it was derived from TriSource’s historical financial statements, and certain adjustments and assumptions have been made regarding us after giving effect to the TriSource acquisition. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented and our results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations following the closing of the TriSource acquisition. Any potential decline in our financial condition or results of operations may cause significant variations in our stock price.

Risks Related to the Business Combination

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there was no public market for and no trading in Hawk Parent’s stock. As an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results or changes to our previously announced financial forecasts;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	speculation in the press or investment community;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors or our previously announced financial forecasts in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	our ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our Class A common stock available for public sale;

•	any major change in our Board or management;

•	sales of substantial amounts of common stock by our directors, officers or significant stockholders or the perception that such sales could occur; and

•

general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism and outbreaks of disease or other adverse public health developments such as the recent COVID-19 coronavirus outbreak (the impact of which are highly uncertain and cannot be reasonably estimated or predicted at this time).

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Risks Related to Our Class A Common Stock

We are a holding company and our only material asset is our interest in Hawk Parent, and we are accordingly dependent upon distributions made by our subsidiaries to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.

As part of the Business Combination, a wholly-owned subsidiary of Thunder Bridge merged with and into Hawk Parent, with Hawk Parent continuing as the surviving entity of the Merger and becoming our subsidiary. As a result, we became a holding company with no material assets other than our ownership of Post-Merger Repay Units and our managing member interest in Hawk Parent, and we have no independent means of generating revenue or cash flow. Upon the completion of the Business Combination, we entered into that certain Tax Receivable Agreement with the Repay Unitholders. Our ability to pay taxes, make payments under the Tax Receivable Agreement and pay dividends will depend on the financial results and cash flows of Hawk Parent and its subsidiaries and the distributions we receive from Hawk Parent. Deterioration in the financial condition, earnings or cash flow of Hawk Parent and its subsidiaries, including its operating subsidiaries, for any reason could limit or impair Hawk Parent’s ability to pay such distributions. Additionally, to the extent that we need funds and Hawk Parent and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or Hawk Parent is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Hawk Parent is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to any entity-level U.S. federal income tax. Instead, taxable income is allocated to Repay Unitholders (including us). Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of Hawk Parent. Under the terms of Hawk Parent’s Amended and Restated Operating Agreement, Hawk Parent is obligated to make tax distributions to Repay Unitholders (including us) calculated at certain assumed tax rates. In addition to tax expenses, we will also incur expenses related to our operations, including payment obligations under the Tax Receivable Agreement (and the cost of administering such payment obligations), which could be significant. We intend to cause Hawk Parent to make distributions to Repay Unitholders in amounts sufficient to cover all applicable taxes (calculated at assumed tax rates), relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by Hawk Parent. However, as discussed below, Hawk Parent’s ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which Hawk Parent is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Hawk Parent insolvent. If our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement and to fund our obligations, we may be required to incur additional indebtedness to provide the liquidity needed to make such payments, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement.

Additionally, although Hawk Parent generally is not subject to any entity-level U.S. federal income tax, it may be liable under recent federal tax legislation for adjustments to its tax return, absent an election to the contrary. In the event Hawk Parent’s calculations of taxable income are incorrect, its members, including us, in later years may be subject to material liabilities pursuant to this federal legislation and its related guidance.

We anticipate that the distributions we will receive from Hawk Parent may, in certain periods, exceed our actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued Post-Merger Repay Units from Hawk Parent at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on our Class A common stock; to fund repurchases of Class A common stock; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on Class A common stock or otherwise undertake ameliorative actions between Post-Merger Repay Units and shares of Class A common stock and instead, for example, hold such cash balances, Repay Unitholders that hold interests in Hawk Parent pre-Business Combination may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their Post-Merger Repay Units, notwithstanding that such holders may previously have participated as holders of Post- Merger Repay Units in distributions by Hawk Parent that resulted in such excess cash balances being held by us.

Dividends on our common stock, if any, will be paid at the discretion of our Board, which will consider, among other things, our business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on our ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict our ability to pay dividends or make other distributions to our stockholders. In addition, Hawk Parent is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Hawk Parent (with certain exceptions) exceed the fair value of its assets. Hawk Parent’s subsidiaries are generally subject to similar legal limitations on their ability to make distributions to Hawk Parent. If Hawk Parent does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired.

Under the Tax Receivable Agreement, we will be required to pay 100% of the tax benefits relating to tax depreciation or amortization deductions as a result of the tax basis step-up we receive in connection with the exchanges of Post-Merger Repay Units into our Class A common stock and related transactions, and those payments may be substantial.

The Repay Unitholders may exchange their Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement, subject to certain conditions as set forth therein and in Hawk Parent’s Amended and Restated Operating Agreement. These exchanges are expected to result in increases in our allocable share of the tax basis of the tangible and intangible assets of Hawk Parent. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that we would otherwise be required to pay in the future had such exchanges never occurred.

In connection with the Business Combination, we entered into the Tax Receivable Agreement, which generally provides for the payment to the Repay Unitholders by us of 100% of certain tax benefits, if any, that we realize (or in certain cases are deemed to realize) (a portion of which will be paid in turn to certain service providers on behalf of them in respect of certain transaction expenses) as a result of these increases in tax basis and certain other tax attributes of Hawk Parent and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payments are our obligation and not an obligation of Hawk Parent. The actual increase in our allocable share of Hawk Parent’s tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of our income. While many of the factors that will determine the amount of payments that we will make under the Tax Receivable Agreement are outside of our control, we expect that the payments we will make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on our financial condition. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits we realize or be accelerated.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that we take, and a court may sustain such a challenge. In the event any tax benefits initially claimed by us are disallowed, the current Repay Unitholders will not be required to reimburse us for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by us, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. As a result, in certain circumstances, we could make payments under the Tax Receivable Agreement in excess of our actual income or franchise tax savings, which could materially impair our financial condition.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) we exercise our early termination rights under the Tax Receivable Agreement, (ii) we become bankrupt or undergo a similar insolvency event, (iii) certain changes of control of us occur (as described in the Tax Receivable Agreement) or (iv) we are more than three months late in making of a payment due under the Tax Receivable Agreement (unless we in good faith determine that we have insufficient funds to make such payment), our obligations under the Tax Receivable Agreement will accelerate and we will be required to make an immediate lump-sum cash payment to the Repay Unitholders equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to our future taxable income. The lump-sum payment to the Repay Unitholders could be substantial and could exceed the actual tax benefits that we realize subsequent to such payment because such payment would be calculated assuming, among other things, that we would be able to use the assumed potential tax benefits in future years, and that tax rates applicable to us would be the same as they were in the year of the termination.

There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual income or franchise tax savings that we realize. Furthermore, our obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise. Such indebtedness may have a material adverse effect on our financial condition.

If securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Class A common stock adversely, then the price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Delaware law and our governing documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Certificate of Incorporation, Bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board and therefore depress the trading price of our Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our Board or taking other corporate actions, including effecting changes in management. Among other things, our Certificate of Incorporation and Bylaws include provisions regarding:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board;

•

the ability of our Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of, and the indemnification of, our directors and officers;

•

the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board;

•	the requirement that directors may only be removed from the Board for cause;

•

a prohibition on stockholder action by written consent (except for actions by the holders of our Class V common stock or as required for holders of future series of preferred stock), which forces stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

•

the requirement that a special meeting of stockholders may be called only by our Board, the chairman of our Board or our chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	controlling the procedures for the conduct and scheduling of our Board and stockholder meetings;

•

the requirement for the affirmative vote of holders of (i) at least 80% and (ii) 66 2⁄3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision of our Bylaws and certain provisions in our Certificate of Incorporation, respectively, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our Board to amend our Bylaws, which may allow our Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our Bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board or management.

In addition, as a Delaware corporation, we are generally subject to provisions of Delaware law, including the DGCL. Although we have elected not to be governed by Section 203 of the DGCL, certain provisions of our Certificate of Incorporation, in a manner substantially similar to Section 203 of the DGCL, prohibit certain of our stockholders (other than those stockholders who are party to a stockholders’ agreement with us) who hold 15% or more of our outstanding capital stock from engaging in certain business combination transactions with us for a specified period of time unless certain conditions are met.

Any provision of our Certificate of Incorporation, our Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

In addition, the provisions of the Stockholders Agreements (as defined below) provide the stockholders party thereto with certain board rights which could also have the effect of delaying or preventing a change in control.

Our Certificate of Incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction, any other court located in the State of Delaware with subject matter jurisdiction, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (iii) any action asserting a claim against us or our officers or directors arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine of the law of the State of Delaware. This forum selection provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, as amended, or any claim for which the federal courts have exclusive jurisdiction.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities will be deemed to have notice of and consented to this provision. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us or our directors, officers, and other employees. If a court were to find these exclusive-forum provisions to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Certain of our significant stockholders whose interests may differ from those of our public stockholders will have the ability to significantly influence our business and management.

Pursuant to the Stockholders Agreements that we entered into with Corsair, the Sponsor, and John Morris and Shaler Alias at the Closing of the Business Combination, we agreed to nominate Corsair’s designees and Paul Garcia to serve on our Board for so long as each of them and their respective affiliates beneficially own certain specified percentages of our Class A common stock. In addition, John Morris, who serves as our Chief Executive Officer, and Shaler Alias, who serves as our President, pursuant to their Stockholders Agreement, have the right to be designated or nominated as directors of our Board so long as they serve us in those respective positions and have the right to designate one separate director (subject to Corsair approval) if they do not continue to serve, as long as they together beneficially own a certain specified percentage of our common stock (including Post-Merger Repay Units exchangeable for shares of our Class A common stock pursuant to the Exchange Agreement). Accordingly, the persons party to these Stockholders Agreements will be able to significantly influence the approval of actions requiring approval by our Board through their voting power. Such stockholders will retain significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, the persons party to these Stockholder Agreements could influence whether acquisitions, dispositions and other change of control transactions are approved.

Our Certificate of Incorporation does not limit the ability of the Sponsor or Corsair to compete with us.

The Sponsor, Corsair and their respective affiliates engage in a broad spectrum of activities, including investments in the financial services and technology industries. In the ordinary course of their business activities, the Sponsor, Corsair and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our Certificate of Incorporation provides that none of the Sponsor, Corsair, any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of its officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Sponsor and Corsair also may pursue, in their capacities other than as members of our Board, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, each of the Sponsor and Corsair may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                  shares of our Class A common stock in this offering will be approximately $                million (or $                million if the underwriters exercise their over-allotment option in full), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of Class A common stock offered by the Selling Securityholders. We will, however, bear the costs associated with the sale of shares by the Selling Securityholders, other than underwriting discounts and commissions.

We intend to use the net proceeds from the offering to provide additional funds for general corporate purposes, which may include future acquisitions, satisfaction of earnout obligations from prior acquisitions and working capital.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2019:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to the issuance and sale of shares of our Class A common stock in this offering at an assumed public offering price of                per share, which is the last reported sale price for our common stock on Nasdaq on                , 2020, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and other financial information included elsewhere in this prospectus.

	As of December 31, 2019
	Actual	Pro Forma As Adjusted
Cash and cash equivalents	$24,617,996	$

Members’ Equity
Class A common stock, $0.0001 par value, 2,000,000,000 shares authorized, 37,530,568 shares outstanding	3,753
Class V common stock, $0.0001 par value, 1,000 shares authorized, 100 shares outstanding	—
Additional paid-in capital	307,914,346
Accumulated other comprehensive income	313,397
Accumulated deficit	(53,878,460)
Total stockholders’ equity	$254,353,036	$

Equity attributable to noncontrolling interests	206,162,035

Total stockholders’ equity and members’ equity	$782,042,151	$

There were 37,530,568 shares of Class A common stock, 100 shares of Class V common stock and no shares of preferred stock outstanding as of December 31, 2019. The number of shares of common stock that will be outstanding after this offering set forth above is based on the 37,530,568 shares of Class A common stock outstanding as of December 31, 2019, and excludes:

•

8,141,931 shares of our Class A common stock issuable upon the exercise of our 32,567,724 outstanding Warrants, each exercisable for one-quarter of one share at an exercise price of $2.875 per one-quarter share ($11.50 per whole share);

•	shares of Class A common stock issuable upon the exchange of Post-Merger Repay Units pursuant to the Exchange Agreement;

•	shares of Class A common stock available for future issuance under the 2019 Equity Incentive Plan as of December 31, 2019; and

•	the exercise by the underwriters of their over-allotment option to purchase additional shares of Class A common stock.

MARKET PRICE OF AND DIVIDENDS ON SECURITIES AND RELATED STOCKHOLDER MATTERS

Market Price of Class A common stock, Class V common stock and Post-Merger Repay Units

Our Class A common stock is traded on Nasdaq under the symbol “RPAY”. As of                 , 2020, the closing price for our Class A common stock was $                .

Market price information regarding our Class V common stock and Post-Merger Repay Units is not provided because there is no public market for our Class V common stock or our Post-Merger Repay Units.

Holders of Repay Securities

As of April 24, 2020, there were 27 holders of record of our Class A common stock, 34 holders of record of our Class V common stock and Hawk Parent and 35 holders of record of Post-Merger Repay Units. The number of record holders was determined from the records of our and Hawk Parent’s transfer agent and does not include beneficial owners of our securities whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Dividends of Repay Securities

We have never declared or paid cash dividends on our Class A common stock. We currently do not intend to pay cash dividends in the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In connection with the vesting of restricted stock awards, shares of Class A common stock are delivered to the Company by employees to satisfy tax withholding obligations. The following table summarizes such purchases of Class A common stock from July 11, 2019 to December 31, 2019:

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May yet be Purchased Under the Plans or Programs
October 1-31, 2019	152,976	$13.31	—	$—
November 1-30, 2019	—	—	—	—
December 1-31, 2019	168,287	14.79	—	—

Total	321,263	$14.09	—	$—

(1)

During period ended December 31, 2019, pursuant to the 2019 Equity Incentive Plan, we withheld 321,263 shares at an average price per share of $14.09 in order to satisfy employees’ tax withholding and payment obligations in connection with the vesting of awards of restricted stock, which we withheld at fair market value on the vesting date.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF REPAY

The following selected historical financial data should be read together with our audited consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. The selected historical financial data for the period from July 11, 2019 to December 31, 2019 and from January 1, 2019 to July 10, 2019 and for the fiscal years ended 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The summary historical financial data for the periods from September 1, 2016 to December 31, 2016 and from January 1, 2016 to August 31, 2016 was derived from the audited historical financial statements not included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of its future results. For purposes of this section, “Repay,” the “Company,” “we,” or “our” refer to (i) Hawk Parent Holdings LLC and its subsidiaries (“Predecessor”) for the period from January 1, 2016 to August 31, 2016, the period from September 1, 2016 to December 31, 2016, the years ended December 31, 2017, December 31, 2018 and the period from January 1, 2019 through July 10, 2019 (each referred to herein as a “Predecessor Period”) prior to the consummation of the Business Combination and (ii) Repay Holdings Corporation and its subsidiaries (the “Successor”) for the period from July 11, 2019 through December 31, 2019 (the “Successor Period”) after the consummation of the Business Combination, unless the context otherwise requires. Certain figures have been rounded for ease of presentation and may not sum due to rounding.

	From July 11, 2019 to December 31, 2019	From January 1, 2019 to July 10, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	From September 1, 2016 to December 31, 2016	From January 1, 2016 to August 31, 2016
(in thousands)	(Successor)	(Predecessor)				(Predecessor)(2)
Statement of operations data:
Revenue(1)	$57,560	$47,043	$130,013	$93,951	$28,747	$53,548
Income (loss) from operations	(27,611)	(20,597)	16,611	16,389	1,613	133
Net income (loss)	(31,561)	(23,743)	10,537	9,448	(311)	(201)
Net income (loss) attributable to the Company	(16,290)	(23,743)	10,537	9,448	(311)	(201)
Earnings (loss) per Class A share(3):
Basic and diluted	$(0.46)

(1)

Revenue for the reporting periods beginning in 2019 is presented under ASC 606, defined herein, while prior period revenue is reported in accordance with the Company’s historic accounting practices under previous guidance. Refer to Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” in our audited consolidated financial statements included elsewhere in this prospectus for further discussion of the revenue accounting policy and recent adoption of Accounting Standards Update 2014-09.

(2)	This period includes the operation results for REPAY LLC (a predecessor entity of Hawk Parent), prior to the 2016 Recapitalization.
(3)	Basic and diluted earnings per Class A share is presented only for the Successor Period, defined herein.

	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
(in thousands)	(Successor)	(Predecessor)
Balance sheet data:
Total assets	$782,042	$219,058	$211,598
Line of credit	10,000	3,500	500
Long-term debt	203,443	90,715	95,208
Tax receivable agreement	67,176	—	—
Total members’ equity	—	109,078	104,052
Total stockholders’ equity	254,353	—	—
Equity attributable to noncontrolling interests	206,162	—	—

SUPPLEMENTARY FINANCIAL DATA

The following tables set forth selected unaudited quarterly statements of operations data for the last eight quarters. We have prepared the statement of income data for each of these quarters on the same basis as the audited financial statements included elsewhere in this prospectus, and in the opinion of management, includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three months ended December 31, 2019	From July 11, 2019 to September 30, 2019	From July 1, 2019 to July 10, 2019	Three months ended June 30, 2019	Three months ended March 31, 2019
(in thousands)	(Successor)		(Predecessor)
Revenue(1)	$33,633	$23,927	$2,334	$16,304	$23,024
Income (loss) from operations	(13,464)	(14,147)	(32,536)	5,626	6,313
Net income (loss)	(15,681)	(15,880)	(32,763)	4,156	4,864
Net income (loss) attributable to the Company	(7,809)	(8,481)	(32,763)	4,156	4,864
Earnings (loss) per Class A share:
Basic and diluted(2)	$(0.21)	$(0.25)

	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended June 30, 2018	Three months ended March 31, 2018
(in thousands)	(Predecessor)
Revenue	$33,858	$32,292	$31,066	$32,797
Income from operations	3,717	5,215	5,995	1,684
Net income	2,145	3,727	4,484	181
Net income attributable to the Company	2,145	3,727	4,484	181

(1)

Revenue for the reporting period beginning in 2019 is presented under ASC 606, while prior period revenue continues to be reported in accordance with the Company’s historic accounting practices under previous guidance. Refer to Note 2, “Basis of Presentation and Summary of Significant Accounting Policies”, included in the financial statements of Repay for the year ended December 31, 2019 for further discussions of the adoption of ASC 606.

(2)

The sum of the quarterly earnings per share amounts may not equal the full year amount reported since per share amounts are computed independently for each period based upon the respective weighted-average common shares outstanding for each respective period. Basic and diluted earnings per Class A share is presented only for the Successor Period, defined herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF REPAY

The following discussion and analysis of financial condition and results of operations should be read together with our audited consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. For purposes of this section, “Repay”, the “Company”, “we”, or “our” refer to (i) Hawk Parent Holdings LLC and its subsidiaries (“Predecessor”) for the years ended December 31, 2017, December 31, 2018 and the period from January 1, 2019 through July 10, 2019 (each referred to herein as a “Predecessor Period”) prior to the consummation of the Business Combination and (ii) Repay Holdings Corporation and its subsidiaries (the “Successor “) for the period from July 11, 2019 through December 31, 2019 (the “Successor Period”) after the consummation of the Business Combination, unless the context otherwise requires. Certain figures have been rounded for ease of presentation and may not sum due to rounding. The combined year ended December 31, 2019 represents the aggregated total of the 2019 Predecessor Period and Successor Period.

Overview

We provide integrated payment processing solutions to industry-oriented markets in which merchants have specific transaction processing needs. We refer to these markets as “vertical markets” or “verticals.” Our proprietary, integrated payment technology platform reduces the complexity of the electronic payments process for businesses, while enhancing their consumers’ overall experience. We intend to continue to strategically target verticals where we believe our ability to tailor payment solutions to our customer needs and the embedded nature of our integrated payment solutions will drive strong growth by attracting new customers and fostering long-term customer relationships.

Since a significant portion of our revenue is derived from volume-based payment processing fees, card payment volume is a key operating metric that we use to evaluate our business. We processed approximately $10.7 billion of total card payment volume for the year ending December 31, 2019, and our year-over-year card payment volume growth was approximately 44%.

Business Combination

The Company was formed upon closing of the merger (the “Business Combination”) of Hawk Parent Holdings LLC (together with Repay Holdings, LLC and its other subsidiaries, “Hawk Parent”) with a subsidiary of Thunder Bridge Acquisition, Ltd, (“Thunder Bridge”), a special purpose acquisition company, on July 11, 2019 (the “Closing Date”). On the Closing Date, Thunder Bridge changed its name to “Repay Holdings Corporation.”

As a result of the Business Combination, Thunder Bridge was identified as the acquirer for accounting purposes, and Hawk Parent, which is the business conducted prior to the closing of the Business Combination, is the acquiree and accounting Predecessor. The acquisition was accounted for as a business combination using the acquisition method of accounting, and the Successor’s financial statements reflect a new basis of accounting that is based on the fair value of net assets acquired. As a result of the application of the acquisition method of accounting as of the effective time of the Business Combination, the financial statements for the Predecessor period and for the Successor period are presented on different bases. The historical financial information of Thunder Bridge prior to the Business Combination has not been reflected in the Predecessor period financial statements.

Key Factors Affecting Our Business

Key factors that we believe impact our business, results of operations and financial condition include, but are not limited to, the following:

•	the dollar amount volume and the number of transactions that are processed by the customers that we currently serve;

•	our ability to attract new merchants and onboard them as active processing customers;

•	our ability to (i) successfully integrate recent acquisitions and (ii) complete future acquisitions;

•	our ability to offer new and competitive payment technology solutions to our customers; and

•	general economic conditions and consumer finance trends.

Acquisitions

On August 14, 2019, the Company announced the acquisition of TriSource, for up to $65.0 million, which includes a $5.0 million performance based earn-out. The acquisition was financed with a combination of cash on hand and proceeds from borrowings under the New Credit Agreement. See Note 4 to the audited consolidated financial statements for the year ended December 31, 2019 included elsewhere in this prospectus.

On October 11, 2019, the Company announced the acquisition of APS, for up to $60.0 million, which includes a $30.0 million performance based earn-out. The acquisition was financed with a combination of cash on hand and proceeds from borrowings under the New Credit Agreement. See Note 4 to the audited consolidated financial statements of Repay for the year ended December 31, 2019 included elsewhere in this prospectus.

Recent Developments

In December 2019, a novel strain of COVID-19 was reported to have surfaced in Wuhan, China. In January 2020, this coronavirus spread to other countries, including the U.S., and efforts to contain the spread of this coronavirus intensified. In March 2020, the World Health Organization declared the COVID-19 virus outbreak a global pandemic. The outbreak and certain preventative or protective actions that governments, businesses and individuals have taken in respect of this coronavirus have resulted in global business disruptions, including for our customers and business partners. The severity and duration of these business disruptions remain largely unknown at this time and ultimately will depend on many factors, including the speed and effectiveness of containment efforts throughout the world.

We are closely monitoring the impact of the COVID-19 pandemic. Our top priority is to ensure the health and safety of our employees, customers, partners and the communities in which we live and work. We have taken numerous actions to safeguard our employees. We activated a work-from-home policy for the vast majority of our employees prior to the various government-mandated “shelter in place” orders. For those limited number of employees whose tasks cannot be performed remotely, we have implemented health and safety precautionary measures in our offices. At this time, we are operating our business without any significant interruptions.

Since the COVID-19 outbreak, we have observed increases in demand for some of our products and services that enable our customers to make or accept payments online or through similar “contactless” channels. Also, a substantial majority of the payments we facilitate are non-discretionary financial obligations that are recurring in nature. We have relatively few customers operating in industries impacted most severely by the COVID-19 pandemic, such as airlines, hospitality and retail. However, our overall payment volumes for future periods may be adversely impacted due to the reduction in economic activity resulting from the COVID-19 pandemic.

We have implemented, and will continue to implement, actions to reduce expenses to mitigate the financial impact of the COVID-19 pandemic. We have also increased our risk monitoring protocols relating to chargeback exposures and similar potential losses arising from our merchant processing activities. We cannot determine at this time whether our business model and mitigation efforts will fully offset the effects of the economic repercussions resulting from the COVID-19 pandemic.

We are unable at this time to predict the impact of COVID-19 on our business, results of operations and financial condition, and, depending on the magnitude and duration of the COVID-19 pandemic, such impact may be material. See “Risk Factors — The recent outbreak of COVID-19 may adversely affect our financial condition, liquidity and our ability to service our debt.”

Key Components of Our Revenues and Expenses

Revenues

Revenue.    As our customers process increased volumes of payments, our revenues increase as a result of the fees we charge for processing these payments. Most of our revenues are derived from discount fees and other related fixed per transaction fees. Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed and include fees relating to processing and services that we provide. The transaction price for such processing services are determined, based on the judgment of the Company’s management, considering factors such as margin objectives, pricing practices and controls, customer segment pricing strategies, the product life cycle and the observable price of the service charged to similarly situated customers. We believe our chargeback rate was less than 1% of our card payment volume, during the years ended December 31, 2019, 2018 and 2017.

As discussed in Note 3 in the Notes to the Consolidated Financial Statements, Repay adopted ASC 606 on January 1, 2019, using the modified retrospective method and applying the standard to all contracts not completed on the date of adoption. Results for the reporting period beginning January 1, 2019 are presented under ASC 606, while prior period amounts continue to be reported in accordance with the Company’s historic accounting practices under previous guidance.

The primary impact to the Company’s consolidated financial statements as a result of the adoption of ASC 606 is a change in total net revenue attributable to the presentation of interchange, network and other fees on a net basis, driven by changes in principal and agent considerations, as compared to previously being presented on a gross basis. Under the modified retrospective method, the Company has not restated its comparative consolidated financial statements for these effects.

Expenses

Interchange and network fees.    Interchange and network fees consist primarily of pass-through fees which generally increase in proportion to card payment volume increases. These include interchange fees, dues and assessments, and other pass-through costs. Beginning January 1, 2019, as a result of the adoption of ASC 606, interchange and network fees are not presented as operating expenses, but as a reduction of revenue.

Other costs of services.    Other costs of services primarily include commissions to our software integration partners and other third-party processing costs, such as front and back-end processing costs and sponsor bank fees.

Selling, general and administrative.    Selling, general and administrative expenses include salaries, share-based compensation and other employment costs, professional service fees, rent and utilities, and other operating costs.

Depreciation and amortization.    Depreciation expense consists of depreciation on our investments in property, equipment and computer hardware. Depreciation expense is recognized on a straight-line basis over the estimated useful life of the asset. Amortization expense for software development costs and purchased software is recognized on the straight-line method over a three-year estimated useful life, over a ten-year estimated useful life for customer relationships and channel relationships, and a two-year estimated useful life for non-competition agreements.

Interest expense.    Prior to the closing of the Business Combination, interest expense consisted of interest in respect of our indebtedness under our Prior Credit Agreement (as defined below), which was terminated in connection with the closing of the Business Combination. In periods after the closing of the Business Combination, interest expense consists of interest in respect of our indebtedness under the New Credit Agreement, which was entered into in connection with the Business Combination.

Other expenses.    Other expenses primarily consist of write-off of debt issuance costs relating to our Prior Credit Agreement (prior to the Business Combination) and prepayment penalties relating to the Prior Credit Agreement, which was terminated at the closing of the Business Combination, and the write-offs related to certain fixed assets.

Results of Operations

	From July 11, 2019 to December 31, 2019	From January 1, 2019 to July 10, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
(in thousands)	(Successor)	(Predecessor)
Revenue
Processing and service fees	$57,560	$47,043	$82,186	$57,063
Interchange and network fees	—	—	47,827	36,888

Total Revenue	57,560	47,043	130,013	93,951
Operating Expenses
Interchange and network fees	$—	—	47,827	36,888
Other costs of services	15,657	10,216	27,160	20,713
Selling general and administrative	45,758	51,201	29,097	14,604
Depreciation and amortization	23,757	6,223	10,421	7,456
Change in fair value of contingent consideration	—	—	(1,103)	(2,100)
Total operating expenses	85,172	67,640	113,402	77,562

Income (loss) from operations	(27,611)	(20,597)	16,611	16,389
Other income (expense)
Interest expense	(5,922)	(3,145)	(6,073)	(5,706)
Change in fair value of tax receivable liability	(1,638)	—	—	—
Other income (expense)	(1,380)	0	(1)	(1,235)

Total other income (expenses)	(8,940)	(3,145)	(6,074)	(6,941)

Income (loss) before income tax expense	(36,552)	(23,743)	10,537	9,448
Income tax benefit (expense)	4,991	—	—	—

Net income (loss)	$(31,561)	$(23,743)	$10,537	$9,448

Less: Net income (loss) attributable to noncontrolling interests	$(15,271)	—	—	—

Net income (loss) attributable to the Company	$(16,290)	$(23,743)	$10,537	$9,448

Earnings (loss) per Class A share:
Basic and diluted	$(0.46)

Weighted-average shares outstanding:
Basic and diluted	35,731,220

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Total revenue was $57.6 million for the Successor Period, $47.0 million from January 1, 2019 through July 10, 2019, and $130.0 million in the year ended December 31, 2018. Total revenue for the combined year ended December 31, 2019 was $104.6 million, a decrease of $25.4 million or 19.5% from $130.0 million for the year ended December 31, 2018. The primary reason for the decrease is the impact of adopting ASC 606 in 2019 and the result of recording processing revenue “net” of the fees collected on behalf of the payment networks and card issuers, as opposed to the “gross” presentation for certain of these fees in 2018. The decrease is offset by increases as a result of newly signed customers, the growth of our existing customers, as well as the acquisitions of TriSource and APS. For the year ended December 31, 2019, incremental revenues of approximately $13.6 million are attributable to TriSource and APS.

Interchange and Network Fees

Interchange and network fees were $0.0 million for the Successor Period, $0.0 million from January 1, 2019 through July 10, 2019 and $47.8 million in the year ended December 31, 2018. The primary reason for the decrease is due to the impact of adopting ASC 606 in 2019 and the result of recording fees collected on behalf of the payment networks and card issuers “net” of the amounts paid to them, as opposed to the “gross” presentation for certain of these fees in 2018.

Other Costs of Services

Other costs of services were $15.7 million for the Successor Period, $10.2 million from January 1, 2019 through July 10, 2019 and $27.2 million in the year ended December 31, 2018. Other costs of services for the combined year ended December 31, 2019 was $25.9 million, a decrease of $1.3 million or 4.7% from $27.2 million for the year ended December 31, 2018. The primary reason for the decrease is due to the impact of adopting ASC 606 in 2019 and the recording of certain processing and service fees “net” as opposed to the “gross” presentation in 2018. Other costs of services generally increase in proportion to card processing volume. For the year ended December 31, 2019, incremental costs of services of approximately $6.1 million are attributable to TriSource and APS.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $45.2 million for the Successor Period, $51.2 million from January 1, 2019 through July 10, 2019 and $29.1 million in the year ended December 31, 2018. Selling, general and administrative expenses for the combined year ended December 31, 2019 were $96.4 million, an increase of $67.3 million or 231.3% from $29.1 million for the year ended December 31, 2018. This increase was primarily due to one-time expenses associated with the Business Combination, general business growth, increases in stock compensation expense, and increases in expenses relating to software and technological services, rent, telecommunication costs, advertising and marketing.

Change in Fair Value of Contingent Consideration

There was no change in the fair value of contingent consideration in the Successor Period or the period from January 1, 2019 through July 10, 2019.

Depreciation and Amortization Expenses

Depreciation and amortization expenses were $23.8 million for the Successor Period, $6.2 million from January 1, 2019 through July 10, 2019 and $10.4 million in the year ended December 31, 2018. Depreciation and amortization expenses for the combined year ended December 31, 2019 were $30.0 million, an increase of

$19.6 million or 187.7% from $10.4 million for the year ended December 31, 2018. The increase was primarily due to fair value adjustments to intangibles resulting from the Business Combination, as well as additional depreciation and amortization of fixed assets and intangibles from the acquisitions of TriSource and APS.

Interest Expense

Interest expense was $5.9 million for the Successor Period, $3.1 million from January 1, 2019 through July 10, 2019 and $6.1 million in the year ended December 31, 2018. Interest expense for the combined year ended December 31, 2019 was $9.1 million, an increase of $3.0 million or 49.3% from $6.1 million for the year ended December 31, 2018. This increase was due to a higher average outstanding principal balance under our New Credit Agreement as compared to the average outstanding principal balance under the Prior Credit Agreement.

Change in Fair Value of Assets and Liabilities

Change in fair value of assets and liabilities were $1.6 million for the Successor Period which consisted of fair value adjustments related to the tax receivable liability.

Other Expenses

Other expenses were $1.4 million for the Successor Period which primarily consisted of write-off expenses of debt issuance costs relating to our Prior Credit Agreement, which was settled on July 11, 2019, in connection with the Business Combination and New Credit Agreement. There were de minimis other expenses from January 1, 2019 through July 10, 2019 and for the year ended December 31, 2018.

Income Tax

Prior to the Business Combination, the Company was not subject to corporate income taxation and, thus, did not have any corporate income tax expense in 2018 or 2017. Therefore, comparison of the year ended December 31, 2019 versus 2018 and the year ended December 31, 2018 versus 2017 are not meaningful.

The income tax benefit recorded during 2019 of $5.0 million reflected the expected income tax benefit to be received on the net earnings for the Successor Period related to the Company’s economic interest in Hawk Parent. This was a result of the operating loss incurred by the Company, primarily driven by the expenses incurred in conjunction with Business Combination and stock-based compensation deductions.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

Total revenue increased $36.1 million, or 38.4%, to $130.0 million for the year ended December 31, 2018 from $94.0 million for the year ended December 31, 2017. For the year ended December 31, 2018, incremental revenues of approximately $5.4 million and $17.3 million are attributable to the clients of PaidSuite and Paymaxx, respectively. For the year ended December 31, 2018, revenue from discount fees and fixed transaction and service fees was approximately $128.0 million, which increased $35.1 million, or 37.8%, from $92.9 million for the year ended December 31, 2017.

Processing and service fees increased $25.1 million or 44.0%, to $82.2 million for the year ended December 31, 2018 from $57.1 million for the year ended December 31, 2017.

Interchange and Network Fees

Interchange and network fees increased $10.9 million, or 29.7%, to $47.8 million for the year ended December 31, 2018 from $36.9 million for the year ended December 31, 2017, driven by increases in card payment volume associated with the PaidSuite and Paymaxx acquisitions, new clients, and same sales growth from existing clients. Interchange and network fees increased in general proportion to card payment volume increases.

Other Costs of Services

Other costs of services increased $6.4 million, or 31.1%, to $27.2 million for the year ended December 31, 2018 from $20.7 million for the year ended December 31, 2017. Increased card payment volume resulted in greater third-party processing costs and an increase in commissions paid to our software integration partners.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $14.5 million, or 99.2%, to $29.1 million for the year ended December 31, 2018 from $14.6 million for the year ended December 31, 2017. This increase was primarily driven by an increase in compensation expenses due to an increase in headcount from acquisitions and general business growth. Increases in software and technological services, rent, telecommunication costs, advertising and marketing expenses accounted for the remainder of the increase. We expect selling, general and administrative expenses to increase going forward, as we further develop our personnel infrastructure and make other investments needed to support the continued development and distribution of our solutions.

Depreciation and Amortization

Depreciation and amortization increased $3.0 million, or 39.7%, to $10.4 million for the year ended December 31, 2018 from $7.5 million for the year ended December 31, 2017, primarily due to greater amortization expense resulting from the PaidSuite and Paymaxx acquisitions

Change in Fair Value of Contingent Consideration

There was $1.1 million of change in fair value of contingent consideration for the year ended December 31, 2018 associated with the earnout payment in connection with the 2016 Recapitalization. The change in fair value of contingent consideration for the year ended December 31, 2017 was income of $2.1 million, associated with an earnout relating to an acquisition that occurred prior to 2016.

Interest Expense

Interest expense increased $0.4 million, or 6.4%, to $6.1 million for the year ended December 31, 2018 from $5.7 million for the year ended December 31, 2017. While our total debt during the year ended December 31, 2018 was higher than that of the year ended December 31, 2017, our Prior Credit Agreement, which was obtained in September 2017, allowed for significantly lower borrowing costs relative to our previous debt facility, which was refinanced and replaced with our Prior Credit Agreement.

Other Expense

Other expenses decreased to $1.1 thousand during the year ended December 31, 2018, from $1.2 million for the year ended December 31, 2017, $0.7 million of which were related to the write-off of debt issuance costs relating to our Prior Credit Agreement and $0.5 million of which were prepayment penalties relating to our previous debt facility, which was refinanced and replaced with our Prior Credit Agreement.

Non-GAAP Financial Measures

This prospectus includes certain non-GAAP financial measures that management uses to evaluate our operating business, measure our performance and make strategic decisions.

Adjusted EBITDA is a non-GAAP financial measure that represents net income prior to interest expense, tax expense, depreciation and amortization, as adjusted to add back certain non-cash and non-recurring charges, such as loss on extinguishment of debt, non-cash change in fair value of contingent consideration, share-based compensation charges, transaction expenses, management fees, legacy commission related charges, employee recruiting costs, loss on disposition of property and equipment, other taxes, strategic initiative related costs and other non-recurring charges.

Adjusted Net Income is a non-GAAP financial measure that represents net income prior to amortization of acquisition-related intangibles, as adjusted to add back certain non-cash and non-recurring charges, such as loss on extinguishment of debt, non-cash change in fair value of contingent consideration, transaction expenses, share-based compensation expense, management fees, legacy commission related charges, employee recruiting costs, loss on disposition of property and equipment, strategic initiative related costs and other non-recurring charges. Adjusted Net Income is adjusted to exclude amortization of all acquisition-related intangibles as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions. Management believes that the adjustment of acquisition-related intangible amortization supplements GAAP financial measures because it allows for greater comparability of operating performance. Although we exclude amortization from acquisition-related intangibles from our non-GAAP expenses, management believes that it is important for investors to understand that such intangibles were recorded as part of purchase accounting and contribute to revenue generation.

Adjusted Net Income per share is a non-GAAP financial measure that represents Adjusted Net Income divided by the weighted average number of shares of Class A common stock outstanding (on as-converted basis) for the three months ended December 31, 2019, and for the Successor period from July 11, 2019 to December 31, 2019 (excluding certain shares that were subject to forfeiture). Organic gross profit growth is a non-GAAP financial measure that represents the year-on-year gross profit growth that excludes gross profit attributed to acquisitions made in 2019.

We believe that Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income per share and organic gross profit growth provide useful information to investors and others in understanding and evaluating its operating results in the same manner as management. However, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income per share and organic gross profit growth are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for net income, operating profit, or any other operating performance measure calculated in accordance with GAAP. Using these non-GAAP financial measures to analyze our business has material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in our industry may report measures titled Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income per share, organic gross profit growth or similar measures, such non-GAAP financial measures may be calculated differently from how we calculate our non-GAAP financial measures, which reduces their overall usefulness as comparative measures. Because of these limitations, you should consider Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income per share and organic gross profit growth alongside other financial performance measures, including net income and our other financial results presented in accordance with GAAP. You should be aware of additional limitations with respect to Adjusted Net Income per share because the GAAP presentation of net loss per share is only reflected for the Successor period.

The following tables set forth our results of operations for the Successor Period, Predecessor Periods, and year ended December 31, 2019 on a Predecessor/Successor combined basis.

Due to the Predecessor and Successor periods, for the convenience of readers, we have presented the year ended December 31, 2019 on a combined basis (reflecting simple arithmetic combination of the GAAP Predecessor and Successor Periods without further adjustment) in order to present a meaningful comparison against the corresponding period in the years ended December 31, 2018 and 2017.

REPAY HOLDINGS CORPORATION

Reconciliation of GAAP Net Income to Non-GAAP Adjusted EBITDA

	From July 11, 2019 to December 31, 2019	From January 1, 2019 to July 10, 2019	Combined 2019	Adjustments(o)	Pro Forma year ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
(in thousands)	(Successor)	(Predecessor)				(Predecessor)
Revenue
Processing and service fees	$57,560	$47,043	$104,603	$—	$104,603	$82,186	$57,063
Interchange and network fees	—	—	—	—	—	47,827	36,888

Total Revenue	57,560	47,043	104,603	—	104,603	130,013	93,951
Operating Expenses
Interchange and network fees	$—	—	—	—	—	47,827	36,888
Other costs of services	15,657	10,216	25,873	—	25,873	27,160	20,713
Selling general and administrative	45,758	51,201	96,960	—	96,960	29,097	14,604
Depreciation and amortization	23,757	6,223	29,980	(15,412)	14,568	10,421	7,456
Change in fair value of contingent consideration	—	—	—	—	—	(1,103)	(2,100)
Total operating expenses	85,172	67,640	152,812	(15,412)	137,401	113,402	77,562

Income (loss) from operations	(27,611)	(20,597)	(48,209)	15,412	(32,797)	16,611	16,389
Other income (expense)
Interest expense	(5,922)	(3,145)	(9,067)	—	(9,067)	(6,073)	(5,706)
Change in fair value of tax receivable liability	(1,638)	—	(1,638)	—	(1,638)	—	—
Other income (expense)	(1,380)	0	(1,380)	—	(1,380)	(1)	(1,235)

Total other income (expenses)	(8,940)	(3,145)	(12,085)	—	(12,085)	(6,074)	(6,941)

Income (loss) before income tax expense	(36,552)	(23,743)	(60,294)	15,412	(44,882)	10,537	9,448
Income tax benefit (expense)	4,991	—	4,991	—	4,991	—	—

Net income (loss)	$(31,561)	$(23,743)	$(55,303)	$15,412	$(39,891)	$10,537	$9,448

Add:
Interest expense					9,067	6,073	5,706
Depreciation and amortization(a)					14,568	10,421	7,456
Income tax (benefit)					(4,991)	—	—

EBITDA					$(21,247)	27,031	22,611
Loss on extinguishment of debt(b)					1,380	1	1,235
Non-cash change in fair value of contingent consideration(c)					—	(1,103)	(2,100)
Non-cash change in fair value of assets and liabilities(d)					1,638	—	—
Share-based compensation expense(e)					22,922	797	622
Transaction expenses(f)					40,126	4,751	1,351
Management Fees(g)					211	400	400
Legacy commission related charges(h)					2,557	4,168	782
Employee recruiting costs(i)					51	256	278
Loss on disposition of property and equipment					—	17	8
Other taxes(j)					226	216	98
Strategic initiative costs(k)					352	272	164
Other non-recurring charges(l)					215	(27)	(24)

Adjusted EBITDA					$48,432	$36,779	$25,426

REPAY HOLDINGS CORPORATION

Reconciliation of GAAP Net Income to Non-GAAP Adjusted Net Income

	From July 11, 2019 to December 31, 2019	From January 1, 2019 to July 10, 2019	Combined 2019	Adjustments(o)	Pro Forma year ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
(in thousands)	(Successor)	(Predecessor)				(Predecessor)
Revenue
Processing and service fees	$57,560	$47,043	$104,603	$—	$104,603	$82,186	$57,063
Interchange and network fees	—	—	—	—	—	47,827	36,888

Total Revenue	57,560	47,043	104,603	—	104,603	130,013	93,951
Operating Expenses
Interchange and network fees	$—	—	—	—	—	47,827	36,888
Other costs of services	15,657	10,216	25,873	—	25,873	27,160	20,713
Selling general and administrative	45,758	51,201	96,960	—	96,960	29,097	14,604
Depreciation and amortization	23,757	6,223	29,980	(15,412)	14,568	10,421	7,456
Change in fair value of contingent consideration	—	—	—	—	—	(1,103)	(2,100)
Total operating expenses	85,172	67,640	152,812	(15,412)	137,401	113,402	77,562

Income (loss) from operations	(27,611)	(20,597)	(48,209)	15,412	(32,797)	16,611	16,389
Other income (expense)
Interest expense	(5,922)	(3,145)	(9,067)	—	(9,067)	(6,073)	(5,706)
Change in fair value of tax receivable liability	(1,638)	—	(1,638)	—	(1,638)	—	—
Other income (expense)	(1,380)	0	(1,380)	—	(1,380)	(1)	(1,235)

Total other income (expenses)	(8,940)	(3,145)	(12,085)	—	(12,085)	(6,074)	(6,941)

Income (loss) before income tax expense	(36,552)	(23,743)	(60,294)	15,412	(44,882)	10,537	9,448
Income tax benefit (expense)	4,991	—	4,991	—	4,991	—	—

Net income (loss)	$(31,561)	$(23,743)	$(55,303)	$15,412	$(39,891)	$10,537	$9,448

Add:
Amortization of Acquisition-Related Intangibles(m)					9,917	7,919	6,605
Loss on extinguishment of debt(b)					1,380	1	1,235
Non-cash change in fair value of contingent consideration(c)					—	(1,103)	(2,100)
Non-cash change in fair value of assets and liabilities(d)					1,638	—	—
Share-based compensation expense(e)					22,922	797	622
Transaction expenses(f)					40,126	4,751	1,351
Management Fees(g)					211	400	400
Legacy commission related charges(h)					2,557	4,168	782
Employee recruiting costs(i)					51	256	278
Loss on disposition of property and equipment					—	17	8
Strategic initiative costs(k)					352	272	164
Other non-recurring charges(l)					215	(27)	(24)
Adjusted Net Income					$39,479	$27,987	$18,770

Shares of Class A common stock outstanding (on an as-converted basis)(n)					59,721,429

Adjusted Net income per share					$0.66

(a)	See footnote (m) for details on our amortization and depreciation expenses.
(b)	Reflects write-offs of debt issuance costs relating to Hawk Parent’s term loans and prepayment penalties relating to its previous debt facilities.
(c)	Reflects the changes in management’s estimates of future cash consideration to be paid in connection with prior acquisitions from the amount estimated as of the most recent balance sheet date.
(d)	Reflects the changes in management’s estimates of the fair value of the liability relating to the Tax Receivable Agreement
(e)

Represents compensation expense associated with Hawk Parent’s equity compensation plans, totaling $908,977 in the Predecessor period from January 1, 2019 to July 10, 2019 inclusive of charges from accelerated vesting due to a change of control triggered by the Business Combination, and $22,013,287 as a result of new grants made in the Successor period.

(f)

Primarily consists of (i) during the Successor Period , professional service fees and other costs in connection with the Business Combination, the acquisitions of TriSource and APS, and (ii) during the year ended December 31, 2018, professional service fees and other costs in connection with the Business Combination, and additional transaction related expenses in connection with the acquisitions of PaidSuite, Inc. and PaidMD, LLC (together, “PaidSuite”) and Paymaxx Pro, LLC (“Paymaxx”), which transactions closed in 2017.

(g)	Reflects management fees paid to Corsair Investments, L.P. pursuant to the management agreement, which terminated upon the completion of the Business Combination.
(h)

Represents payments made to certain employees in connection with significant restructuring of their commission structures. These payments represented commission structure changes which are not in the ordinary course of business.

(i)	Represents payments made to third-party recruiters in connection with a significant expansion of our personnel, which Repay expects will become more moderate in subsequent periods.
(j)	Reflects franchise taxes and other non-income based taxes.
(k)

Consulting fees relating to Repay’s processing services and other operational improvements that were not in the ordinary course as well as one-time fees relating to special projects for new market expansion that are not anticipated to continue in the ordinary course of business are reflected in the twelve months ended December 31, 2019 and 2018, respectively. Additionally, one-time expenses related to the creation of a new entity in connection with equity arrangements for the members of Hawk Parent in connection with the Business Combination are reflected in the twelve months ended December 31, 2019.

(l)

For the twelve months ended December 31, 2018 reflects reversal of adjustments over the prior and current periods made for legal expenses incurred related to a dispute with a former customer, for which we were reimbursed in the current period as a result of its settlement. For the three months ended December 31, 2018 and the twelve months ended December 31, 2019, reflects expenses incurred related to other one-time legal and compliance matters.

(m)

For the year ended December 31, 2018, reflects amortization of customer relationships intangibles acquired through Hawk Parent’s acquisitions of PaidSuite and Paymaxx during the year ended December 31, 2017 and the recapitalization transaction in 2016, through which Hawk Parent was formed in connection with the acquisition of a majority interest in Repay Holdings, LLC by certain investment funds sponsored by, or affiliated with, Corsair. For the year ended December 31, 2019 reflects amortization of the customer relationships intangibles described previously, as well as customer relationships, non-compete agreement, software, and channel relationship intangibles acquired through the Business Combination, and customer relationships, non-competition agreement, and software intangibles acquired through Repay Holdings, LLC’s acquisitions of TriSource and APS. This adjustment excludes the amortization of other intangible assets which were acquired in the regular course of business, such as capitalized internally developed software and purchased software. See additional information below for an analysis of our amortization expenses:

	Twelve months ended December 31,
(in $ thousands)	2019	2018	2017
Acquisition-related intangibles	$9,917	$7,919	$6,605
Software	3,895	2,052	687
Reseller buyouts	58	58	0

Amortization	$13,870	$10,029	$7,292
Depreciation	698	392	164

Total Depreciation and amortization[1]	$14,568	$10,421	$7,456

(1)

Adjusted Net Income is adjusted to exclude amortization of all acquisition-related intangibles as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions (see corresponding adjustments in the reconciliation of net income to Adjusted Net Income presented above). Management believes that the adjustment of acquisition-related intangible amortization supplements GAAP financial measures because it allows for greater comparability of operating performance. Although we exclude amortization from acquisition-related intangibles from our non-GAAP expenses, management believes that it is important for investors to understand that such intangibles were recorded as part of purchase accounting and may contribute to revenue generation. Amortization of intangibles that relate to past acquisitions will recur in future periods until such intangibles have been fully amortized. Any future acquisitions may result in the amortization of additional intangibles.
(n)

Represents the weighted average number of shares of Class A common stock outstanding (on as-converted basis) for the three months ended December 31, 2019, and for the Successor period from July 11, 2019 to December 31, 2019 (excluding certain shares that were subject to forfeiture).

(o)	Adjustment for incremental depreciation and amortization recorded due to fair-value adjustments under ASC 805 in the Successor Period.

Adjusted EBITDA for the combined year ended December 31, 2019 and for the year ended December 31, 2018 was $48.4 million and $36.8 million, respectively, representing 31.7% year-over-year increase. Adjusted Net Income for the combined year ended December 31, 2019 and the year ended December 31, 2018 was $39.5 million and $28.0 million, respectively, representing a 41.0% year-over-year increase. Our net income (loss) attributable to the Company for the combined year ended December 31, 2019 and for the year ended December 31, 2018 was ($40.0) million and $10.5 million, respectively, representing a 381.0% year-over-year decrease.

Adjusted EBITDA for the year ended December 31, 2018 and 2017 was $36.8 million and $25.4 million, respectively, representing a 44.7% year-over-year increase. Adjusted Net Income for the year ended December 31, 2018 and 2017 was $28.0 million and $18.8 million, respectively, representing a 49.1% year-over-year increase. Our net income for the year ended December 31, 2018 and 2017 was $10.5 million and $9.4 million, respectively, representing an 11.5% year-over-year increase.

These increases in Adjusted EBITDA and Adjusted Net Income, in the combined year ended December 31, 2019, are the result of the growing card payment volume and revenue figures described above, new customers, and same store sales growth from existing customers as well as the acquisitions of TriSource and APS. The decrease in Net Income, in the combined year ended 2019, is primarily the result of one-time expenses incurred in connection with the Business Combination as well as stock compensation expense.

These increases in Adjusted EBITDA and Adjusted Net Income, in the year ended December 31, 2018, are the result of the growing card payment volume and revenue figures described above, new customers, and same store sales growth from existing customers.

Seasonality

We have experienced in the past, and may continue to experience, seasonal fluctuations in our volumes and revenues as a result of consumer spending patterns. Volumes and revenues during the first quarter of the calendar year tend to increase in comparison to the remaining three quarters of the calendar year on a same store basis. This increase is due to consumers’ receipt of tax refunds and the increases in repayment activity levels that follow. Operating expenses show less seasonal fluctuation, with the result that net income is subject to the similar seasonal factors as our volumes and revenues.

Liquidity and Capital Resources

We have historically financed our operations and working capital through net cash from operating activities. As of December 31, 2019, we had $24.6 million of cash and cash equivalents and available borrowing capacity of $10.0 million under the New Credit Agreement. This balance does not include restricted cash, which reflects cash accounts holding reserves for potential losses and customer settlement funds of $13.3 million at December 31, 2019. Our primary cash needs are to fund working capital requirements, invest in technology development, fund acquisitions and related contingent consideration, make scheduled principal payments and interest payments on our outstanding indebtedness and pay tax distributions to members of Hawk Parent. We expect that our cash flow from operations, current cash and cash equivalents and available borrowing capacity under the New Credit Agreement will be sufficient to fund our operations and planned capital expenditures and to service our debt obligations for the next twelve months.

We are a holding company with no operations and depend on our subsidiaries for cash to fund all of our consolidated operations, including future dividend payments, if any. We depend on the payment of distributions by our current subsidiaries, including Hawk Parent, which distributions may be restricted by law or contractual agreements, including agreements governing their indebtedness. For a discussion of those considerations and restrictions, refer to “Risk Factors — Risks Related to Our Class A Common Stock.”

Cash Flows

The following table present a summary of cash flows from operating, investing and financing activities for the periods indicated:

	July 11, 2019 to December 31, 2019	January 1, 2019 to July 10, 2019	Period Ended December 31, 2018	Period Ended December 31, 2017
(In thousands)	(Successor)	(Predecessor)
Net cash provided by operating activities	$12,936	$8,350	$24,177	$21,143
Net cash used in investing activities	(335,084)	(4,046)	(5,798)	(3,437)
Net cash provided (used) by financing activities	360,049	(9,355)	(8,208)	(8,993)

Cash Flow from Operating Activities

Net cash provided by operating activities was $12.9 million in the Successor Period.

Net cash provided by operating activities was $8.4 million from January 1, 2019 through July 10, 2019.

Net cash provided by operating activities was $24.2 million in the year ended December 31, 2018.

Net cash provided by operating activities was $21.1 million in the year ended December 31, 2017.

Cash provided by operating activities for the Successor Period from July 11, 2019 to December 31, 2019 and the Predecessor periods from January 1 to July 10, 2019 and the year ended December 31, 2018 reflects net income as adjusted for non-cash operating items including depreciation and amortization, share-based compensation, and changes in working capital accounts.

Cash Flow from Investing Activities

Net cash used in investing activities was $335.1 million in the Successor Period due to the Business Combination, the acquisitions of TriSource and APS, and capitalization of software development activities.

Net cash used in investing activities was $4.0 million from January 1, 2019 through July 10, 2019 due to capitalization of software development activities and fixed asset additions.

Net cash used in investing activities was $5.8 million in the year ended December 31, 2018 due to capitalization of software development activities and fixed asset additions.

Net cash used in investing activities was $3.4 million in the year ended December 31, 2017 due to capitalization of software development activities and fixed asset additions.

Cash Flow from Financing Activities

Net cash provided by financing activities was $360.0 million in the Successor Period due to borrowings under our New Credit Agreement of $220.0 million, offset by debt issuance costs of $6.1 million. The Company received proceeds from the Business Combination of $148.9 million and a private placement offering of $135.0 million, offset by payments of $93.3 million to settle our Prior Credit Agreement and $38.7 million to repurchase outstanding Thunder Bridge warrants.

Net cash used in financing activities was $9.4 million from January 1, 2019 through July 11, 2019 due to $2.5 million of principal payments related to our Prior Credit Agreement and tax distributions of $6.9 million to Hawk Parent’s members.

Net cash used in financing activities was $8.2 million, for the year ended December 31, 2018, as compared to $9.0 million for the year ended December 31, 2017. This decrease was primarily due to the repayment of the Seller Notes, associated with the Repay Acquisition.

Indebtedness

Prior Credit Agreement

Hawk Parent was previously party to the Revolving Credit and Term Loan Agreement, dated as of September 28, 2017, and amended as of December 15, 2017 (the “Prior Credit Agreement”), with SunTrust Bank, as administrative agent and lender, and the other lenders party thereto. In connection with the completion of the Business Combination, all outstanding loans were repaid and the Prior Credit Agreement was terminated.

New Credit Agreement

In connection with the Business Combination, on July 11, 2019, TB Acquisition Merger Sub LLC, Hawk Parent and certain subsidiaries of Hawk Parent, as guarantors, entered into a Revolving Credit and Term Loan Agreement (the “New Credit Agreement”) with certain financial institutions, as lenders, and Truist Bank (formerly SunTrust Bank), as the administrative agent.

As of December 31, 2019, the New Credit Agreement provided for a senior secured term loan facility of $170.0 million, a delayed draw term loan of $40.0 million, and a revolving credit facility of $20.0 million. As of December 31, 2019, the Company had $10.0 million drawn against the revolving credit facility. We paid $30,764 in fees related to unused commitments from July 11, 2019 through December 31, 2019. See Note 18 to the audited consolidated financial statements of Repay for the year ended December 31, 2019 included elsewhere in this Prospectus.

In February 2020, as part of the financing for the Ventanex acquisition, we entered into an agreement with Truist Bank (formerly SunTrust Bank) and other members of its existing bank group to amend and upsize the New Credit Agreement under the Amended Credit Agreement to $345.0 million to provide additional capacity for growth.

As of December 31, 2019, we had term loan borrowings of $203.4 million, net of deferred issuance costs, and $10.0 million in revolver borrowings outstanding under the New Credit Agreement and were in compliance with its restrictive financial covenants.

Swap Transaction

On February 21, 2020, we entered into a swap transaction with Regions Bank. On a quarterly basis, commencing on March 31, 2020 up to and including the termination date of February 10, 2025, we will make fixed payments on a beginning notional amount of $30.0 million. On a quarterly basis, commencing on February 21, 2020 up to and including the termination date of February 10, 2025, the counterparty will make floating rate payments based on the 3-month LIBOR on the beginning notional amount of $30.0 million.

Contractual Obligations

The following table summarizes our contractual obligations and commitments as of December 31, 2019 related to leases and borrowings:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Processing minimums(a)	$862	$202	$360	$300	$—
Facility leases	2,066	944	1,018	104	—
Credit Facility and related interest(b)	269,218	17,440	43,568	208,210	—
Contingent consideration(c)	14,250	14,250	—	—	—

Total	$286,396	$32,837	$44,945	$208,614	$—

(a)

Certain of the agreements with third-party processors require us to submit a minimum monthly number of transactions for processing. If we submit a number of transactions that is lower than the minimum, we are required to pay to the processor the fees it would have received if we had submitted the required minimum number of transactions.

(b)	We estimated interest payments through the maturity of the Credit Facility by applying the interest rate of 5.50% in effect on our borrowings as of December 31, 2019, plus an unused fee rate of 0.50%.
(c)	Represents contingent consideration associated with the acquisitions of TriSource and APS.

Potential payments under the Tax Receivable Agreement are not reflected in this table. See the section entitled “— Tax Receivable Agreement” below .

Tax Receivable Agreement

Upon the completion of the Business Combination, we entered into the Tax Receivable Agreement with holders (other than the Company) of Post-Merger Repay Units. As a result of the Tax Receivable Agreement, we established a liability in our consolidated financial statements. Such liability, which will increase upon the exchanges of Post-Merger Repay Units for Class A common stock, generally represents 100% of the estimated future tax benefits, if any, relating to the increase in tax basis that will result from exchanges of the Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement and certain other tax attributes of the Company and tax benefits of entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

Under the terms of the Tax Receivable Agreement, we may elect to terminate the Tax Receivable Agreement early but will be required to make an immediate payment equal to the present value of the anticipated future cash tax savings. As a result, the associated liability reported on our consolidated financial statements may be increased. We expect that the payment obligations of the Company required under the Tax Receivable Agreement will be substantial. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of Post-Merger Repay Units, the price of our Class A common stock at the time of the redemption or exchange, whether such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future, the tax rate then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest. We expect to fund the payment of the amounts due under the Tax Receivable Agreement out of the cash savings that we actually realize in respect of the attributes to which Tax Receivable Agreement relates. However, the payments required to be made could be in excess of the actual tax benefits that we realize and there can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Critical Accounting Policies and Recently Issued Accounting Standards

Revenue Recognition

We provide integrated payment processing solutions to niche markets that have specific transaction processing needs; for example, personal loans, automotive loans, and receivables management. We contract with our customers through contractual agreements that set forth the general terms and conditions of the service relationship, including rights of obligations of each party, line item pricing, payment terms and contract duration. Most of our revenues are derived from volume-based payment processing fees (“discount fees”) and other related fixed per transaction fees. Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed and include fees relating to processing and services that we provide. As our customers process increased volumes of payments, our revenues increase as a result of the fees we charge for processing these payments.

Our performance obligations in our contracts with customers is the promise to stand-ready to provide front-end authorization and back-end settlement payment processing services (“processing services”) for an unknown or unspecified quantity of transactions and the consideration received is contingent upon the customer’s use (e.g., number of transactions submitted and processed) of the related processing services. Accordingly, the total transaction price is variable. These services are stand-ready obligations, as the timing and quantity of transactions to be processed is not determinable. Under a stand-ready obligation, our performance obligation is satisfied over time throughout the contract term rather than at a point in time. Because the service of standing ready to perform processing services is substantially the same each day and has the same pattern of transfer to the customer, we have determined that our stand-ready performance obligation comprises a series of distinct days of service. Discount fees and other fixed per transaction fees are recognized each day using a time-elapsed output method based on the volume or transaction count at the time the merchants’ transactions are processed.

Revenues are also derived from transaction or service fees (e.g. chargebacks, gateway) as well as other miscellaneous service fees. These services are considered immaterial in the overall context of our contractual arrangements and, as such, do not represent distinct performance obligations. Instead, the fees associated with these services are bundled with the processing services performance obligation identified.

The transaction price for such processing services are determined, based on the judgment of our management, considering factors such as margin objectives, pricing practices and controls, customer segment pricing strategies, the product life cycle and the observable price of the service charged to similarly situated customers.

We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported at on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether we control the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified.

Interchange and network fees

Within our contracts with customers, we incur interchange and network pass-through charges from the third-party card issuers and payment networks, respectively, related to the provision of payment authorization and routing services. We have determined that we are acting as an agent with respect to these payment authorization and routing services, based the fact that we have no discretion over which card-issuing bank or payment network will be used to process a transaction and is unable to direct the activity of the merchant to another card-issuing bank or payment network. As such, we view the card-issuing bank and the payment network as the principal for these performance obligations, as these parties are primarily responsible for fulfilling these promises to the merchant. Therefore, revenue allocated to the payment authorization performance obligation is presented net of interchange and card network fees paid to the card issuing banks and card networks, respectively, for the three months and year ended December 31, 2019, in connection with the adoption of ASC 606.

Indirect relationships

As a result of our past acquisitions, we have legacy relationships with Independent Sales Organizations (“ISO”), whereby we act as the merchant acquirer for the ISO. The ISO maintains a direct relationship with the sponsor bank and the transaction processor, rather than the Company. Consequently, we recognize revenue for these relationships net of the residual amount remitted to the ISO, based on the fact that the ISO is primarily responsible for providing the transaction processing services to the merchant. We are not focused on this sales model, and we expect this relationship will represent an increasingly smaller portion of the business over time.

Goodwill

Goodwill represents the excess of purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. Repay’s reporting units are at the operating segment level or one level below the operating segment level for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method. Relative fair value is estimated using a discounted cash flow analysis.

We test goodwill annually for impairment, as well as upon an indicator of impairment, at the reporting unit level. As of the most recent impairment analysis date, the fair value of each reporting unit exceeded its carrying value. We did not record any goodwill impairment charges for the years ended December 31, 2019 and 2018.

Intangibles

Intangible assets include acquired merchant relationships, residual buyouts, trademarks, tradenames, website development costs and non-compete agreements. Merchant relationships represent the fair value of customer relationships we purchased. Residual buyouts represent the right to not have to pay a residual to an independent sales agent related to certain future transactions of the agent’s referred merchants.

We amortize definite lived identifiable intangible assets using a method that reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise utilized. The estimated useful lives of our customer-related intangible assets approximate the expected distribution of cash flows, whether straight-line or accelerated, generated from each asset. The useful lives of contract-based intangible assets are equal to the terms of the agreement.

Management evaluates the remaining useful lives and carrying values of long lived assets, including definite lived intangible assets, at least annually or when events and circumstances warrant such a review, to determine whether significant events or changes in circumstances indicate that a change in the useful life or impairment in value may have occurred. There were no impairment charges during the years ended December 31, 2019 and 2018.

Income Taxes

Under ASC 740, “Income Taxes,” deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to net operating losses, tax credits, and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, which will result in taxable or deductible amounts in the future. Our income tax expense/benefit, deferred tax assets and tax receivable liability reflect management’s best assessment of estimated current and future taxes. Significant judgments and estimates are required in determining the consolidated income tax expense/benefits, deferred tax assets and tax receivable agreement liability. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including projected future taxable income and results of recent operations. Estimating future taxable income is inherently uncertain, requires judgment and is consistent with estimates we are using to manage our business. If we determine in the future that we will not be able to fully utilize all or part of the deferred tax assets, we would record a valuation allowance through earnings in the period the determination was made.

Equity Units Awarded

We measure restricted shares awarded to management based on the fair value of the awards on the date of the grant and recognizes compensation expense for those awards over the requisite service period. The restricted share awards vest over varying periods with all of the restricted share awards being fully vested in 2023.

Recently Adopted Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606” or “ASC 606”), a comprehensive new revenue recognition standard that superseded nearly all legacy revenue recognition guidance under U.S. GAAP. The standard’s core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application (“modified retrospective method”) for fiscal years beginning after December 15, 2017. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year for private or emerging growth companies, making it effective for the Company in annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019.

We adopted Topic 606 on January 1, 2019, using the modified retrospective method and applying the standard to all contracts not completed on the date of adoption. Results for the reporting period beginning January 1, 2019 are presented under ASC 606, while prior period amounts continue to be reported in accordance with our historic accounting practices under previous guidance.

The primary impact to our consolidated financial statements as a result of the adoption of ASC 606 is a change in total net revenue attributable to the presentation of interchange, network and other fees on a net basis, driven by changes in principal and agent considerations, as compared to previously being presented on a gross basis. Under the modified retrospective method, we have not restated our comparative consolidated financial statements for these effects.

Refer to Note 3, Revenue, to the financial statements of Repay included elsewhere in this prospectus for more detail on the impact of our adoption of ASC 606.

Business Combinations

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. We have adopted with update, effective January 1, 2018. There was no material impact on the consolidated financial statements.

Intangibles — Goodwill and Other

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the measurement of goodwill impairment by eliminating the requirement that an entity compute the implied fair value of goodwill based on the fair values of its assets and liabilities to measure impairment. Instead, goodwill impairment will be measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The ASU also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. ASU 2017-04 will be effective for the Company beginning on November 1, 2022. The amendment must be applied prospectively with early adoption permitted. We elected to early adopt the amendment for the year ended December 31, 2017, which did not have a material impact on the consolidated financial statements.

Statement of Cash Flows

We adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2019, using the retrospective method. The most notable change relates to the treatment of balances we consider to be “restricted cash.” The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements in Topic 820. After the adoption of ASU 2018-13, an entity will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; the valuation processes for Level 3 fair value measurements; and, for nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. However, in lieu of a rollforward for Level 3 fair value measurements, a nonpublic entity will be required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities.

ASU 2018-13 is effective for our fiscal year beginning after December 15, 2019. The amendments on changes in unrealized gains and losses should be applied prospectively for only the most recent period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented on their effective date. Early adoption is permitted, and an entity also is permitted to early adopt any removed or modified disclosures on issuance of ASU 2018-13, and delay adoption of the additional disclosures until their effective date. After adopting ASU 2018-13, there was no material effect on our consolidated financial statements.

Recently Issued Accounting Pronouncements not yet Adopted

Leases

In February 2016, FASB issued ASU 2016 02, Leases (Subtopic 842). The purpose of this ASU is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU require that lessees recognize the rights and obligations resulting from leases as assets and liabilities on their balance sheets, initially measured at the present value of the lease payments over the term of the lease, including payments to be made in optional periods to extend the lease and payments to purchase the underlying assets if the lessee is reasonably certain of exercising those options. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP.

The effective date of this ASU for emerging growth companies is for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management is currently assessing the impact this ASU will have on its consolidated financial statements.

Credit Losses

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. The changes (as amended) are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are considered an emerging growth company and have elected to use the extended transition period provided for such companies. As a result, we will not be required to adopt ASU No. 2016-13 until January 1, 2023. We are currently evaluating the impact of the adoption of this principle on our consolidated financial statements.

Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU No. 2019-12”). ASU No. 2019-12 simplifies the accounting for income taxes, eliminates certain exceptions within Income Taxes (Topic 740), and clarifies certain aspects of the current guidance to promote consistency among reporting entities, and is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. Most amendments within ASU No. 2019-12 are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. We are currently in the process of evaluating the effects of ASU No. 2019-12 on our consolidated financial statements, including potential early adoption.

Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements as of December 31, 2019 (Successor), for the period from January 1, 2019 to July 10, 2019 (Predecessor), or December  31, 2018 (Predecessor).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Effects of Inflation

While inflation may impact our revenues and cost of services, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including U.S. fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. We are exposed to market risk from changes in interest rates on debt, which bears interest at variable rates. Our debt has floating interest rates. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. Our floating rate debt requires payments based on variable interest rates such as the federal funds rate, prime rate, eurocurrency rate, and LIBOR. Therefore, increases in interest rates may reduce our net income or loss by increasing the cost of debt.

As of December 31, 2019, and December 31, 2018, we had term loan borrowings of $204.2 million and $90.7 million, respectively, and revolver borrowings of $10.0 million and $3.5 million, respectively, outstanding under the respective credit agreements. The borrowings accrue interest at either base rate, described above under “Liquidity and Capital Resources — Indebtedness,” plus a margin of 1.50% to 2.50% or at an adjusted LIBOR rate plus a margin of 2.50% to 3.50% under the New Credit Agreement or a base rate plus a margin of 2.00% to 3.00% or at an adjusted LIBOR rate plus a margin of 3.00% to 4.00%, under the Prior Credit Agreement, in each case depending on the total net leverage ratio, as defined in the respective agreements governing the New Credit Agreement and Prior Credit Agreement.

We have entered into an interest rate swap with a notional amount of $140.0 million, that reduces a portion of our exposure to market interest rate risk on certain of our variable-rate debt as discussed in Note 11, “Derivatives” in our financial statements for the year ended December 31, 2019 included elsewhere in this prospectus. A 1.0% increase or decrease in the interest rate applicable to such borrowings under the New Credit Agreement would have increased or decreased cash interest expense on our indebtedness by approximately $0.8 million per annum and $0.8 million per annum, for the year ended December 31, 2019, respectively.

We may incur additional borrowings from time to time for general corporate purposes, including working capital and capital expenditures.

In July 2017, the U.K. Financial Conduct Authority announced its intention to phase out LIBOR rates by the end of 2021. It is not possible to predict the effect of any changes in the methods by which the LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Such developments may cause LIBOR to perform differently than in the past, including sudden or prolonged increases or decreases in LIBOR, or cease to exist, resulting in the application of a successor base rate under the New Credit Agreement, which in turn could have unpredictable effects on our interest payment obligations under the New Credit Agreement.

Foreign Currency Exchange Rate Risk

Invoices for our services are denominated in U.S. dollars and Canadian dollars. We do not expect our future operating results to be significantly affected by foreign currency transaction risk.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

BUSINESS

Organizational Structure and Corporate Information

Repay Holdings Corporation was incorporated as a Delaware corporation on July 11, 2019 in connection with the closing of a transaction, pursuant to which Thunder Bridge, a special purpose acquisition company organized under the laws of the Cayman Islands, (a) domesticated into a Delaware corporation and changed its name to “Repay Holdings Corporation” and (b) consummated the merger of a wholly owned subsidiary with and into Hawk Parent.

Unless otherwise noted or unless the context otherwise requires, the terms “we”, “us”, “Repay” and the “Company” and similar references refer (1) before the Business Combination, to Hawk Parent and its consolidated subsidiaries and (2) from and after the Business Combination, to Repay Holdings Corporation and its consolidated subsidiaries. Unless otherwise noted or unless the context otherwise requires, “Thunder Bridge” refers to Thunder Bridge Acquisition. Ltd. prior to the consummation of the Business Combination.

We are headquartered in Atlanta, Georgia. Our legacy business was founded as M & A Ventures, LLC, a Georgia limited liability company doing business as REPAY: Realtime Electronic Payments (“REPAY LLC”), in 2006 by current executives John Morris and Shaler Alias. Hawk Parent was formed in 2016 in connection with the acquisition of a majority interest in the successor entity of REPAY LLC and its subsidiaries (the “2016 Recapitalization”) by certain investment funds sponsored by, or affiliated with, Corsair.

Business Overview

We are a leading payments technology company. We provide integrated payment processing solutions to industry-oriented vertical markets in which businesses have specific and bespoke transaction processing needs. We refer to these markets as “vertical markets” or “verticals.”

We are a payments innovator, differentiated by our proprietary, integrated payment technology platform and our ability to reduce the complexity of electronic payments for businesses. We intend to continue to strategically target verticals where we believe our ability to tailor payment solutions to our customers’ needs and the embedded nature of our integrated payment solutions will drive strong growth by attracting new customers and fostering long-term customer relationships.

We processed approximately $10.7 billion of total card payment volume in 2019. Our year-over-year card payment volume growth was approximately 44% in 2019 and 42% in 2018. As of December 31, 2019, we had over 14,000 customers. Our top 10 customers, with an average tenure of approximately four years, contributed to approximately 28% and 33% of total gross profit during the year ended December 31, 2019 and the year ended December 31, 2018, respectively.

Our leading competitive position and differentiated solutions have enabled us to realize unique advantages in fast-growing and strategically-important segments of the payments market. We provide payment processing solutions to customers primarily operating in the personal loans, automotive loans, receivables management, business-to-business and healthcare verticals. Our payment processing solutions enable consumers and businesses in these verticals to make payments using electronic payment methods, rather than cash or check, which have historically been the primary methods of payment in these verticals. We believe that a growing number of consumers and businesses prefer the convenience and efficiency of paying with cards and other electronic methods and that we are poised to benefit as these verticals continue to shift from cash and check to electronic payments. The personal loans vertical is predominately characterized by installment loans, which are typically utilized by consumers to finance everyday expenses. The automotive loans vertical predominantly includes subprime automotive loans, automotive title loans and automotive buy-here-pay-here loans and also includes near-prime and prime automotive loans. Our receivables management vertical relates to consumer loan collections, which typically enter the receivables management process due to delinquency on credit card bills or as a result of major life events, such as job loss or major medical issues. The business-to-business vertical relates to transactions occurring between a wide variety of enterprise customers, many of which operate in the manufacturing, wholesale, and distribution industries. The healthcare vertical includes payments from insurance companies and third-party health plan administrators to healthcare providers.

Our go-to-market strategy combines direct sales with integrations with key software providers in our target verticals. The integration of our technology with key software providers in the verticals that we serve, including loan management systems, dealer management systems, collection management systems, and enterprise resource planning software systems, allows us to embed our omni-channel payment processing technology into our customers’ critical workflow software and ensure seamless operation of our solutions within our customers’ enterprise management systems. We refer to these software providers as our “software integration partners.” These integrations allow our sales force to readily access new customer opportunities or respond to inbound leads because, in many cases, a business will prefer, or in some cases only consider, a payments provider that has already integrated or is able to integrate its solutions with the business’ primary enterprise management system. We have successfully integrated our technology solutions with numerous, widely-used enterprise management systems in the verticals that we serve, which makes our platform a more compelling choice for the businesses that use them. Moreover, our relationships with our partners help us to develop deep industry knowledge regarding trends in customer needs. Our integrated model fosters long-term relationships with our customers, which supports our volume retention rates that we believe are above industry averages. As of December 31, 2019, we maintained approximately 70 integrations with various software providers.

Strategic acquisitions are another important part of our long-term strategy. Our acquisitions have enabled us to further penetrate existing vertical markets, access new strategic vertical markets, broaden our technology and solutions suite, and expand our customer base. We continue to focus on identifying strategic acquisition candidates in an effort to drive accretive growth. Our growth strategy is to continue to build our company through a disciplined combination of organic and acquisitive growth.

Growth Strategies

We intend to drive future growth in the following ways:

Increase Penetration in Existing Verticals

We expect to grow meaningfully by continuing to provide innovative payment solutions and customer support to our existing customers as well as new customers in the verticals that we currently serve. In addition, our business model allows us to benefit from the growth of our customers and software integration partners. As our customers’ payment volumes and transactions increase, our revenues increase as a result of the fees we charge for processing these payments. Many of the vertical markets in which we compete are experiencing a secular shift from legacy payment mediums — primarily cash and check — to electronic forms of payment. We expect to benefit from this trend as our customers increasingly opt to process payments via the electronic forms of payment in which we specialize.

New Vertical and Geographic Expansion

We also expect that we will find attractive growth potential in certain verticals in which we currently have limited operations or do not operate. Though we offer highly customized payment solutions to our customers, our core technology platform is comprehensive and can be utilized across other strategic vertical markets. Several verticals, including but not limited to, healthcare, credit unions, and niche business-to-business, are natural extensions of our existing verticals and are well suited to benefit from our core technology offerings. Additionally, we envision growing our geographic footprint, as new territories continue to present new business opportunities. For example, we are focused on expanding our Canadian operations, as the demand for our solutions among existing and prospective Canadian customers remains strong.

Strengthen and Extend Our Solution Portfolio through Continued Innovation.

As we further integrate our solution into our client’s workflow, we will look to continue to innovate on our solution set and broaden our suite of services. Our acquisition of TriSource and our continued investment in our technology capabilities position us to provide value-added services that will address the evolving needs of our clients as they seek to best serve their customers. The ability to serve clients across verticals and to integrate across various software platforms enables us to understand the needs of clients across verticals and to scale our innovative solutions to a broad segment of the market.

Continue to Drive Operational Efficiencies

As we continue to grow, we expect to become a more significant partner to our sponsor banks, third party processors and software integration partners, which we expect will give us greater leverage as we expand our contractual relationships with them. We plan to continue to drive operating leverage in our non-technology personnel expenditures, as we believe that we can process larger payment volumes without significant increases to our personnel and operating expenses.

Strategic Acquisitions

From January 1, 2016 through March 31, 2020, we have successfully acquired nine businesses. Given the large size and attractive growth trends of our current addressable market, we are primarily focused on growing our business organically. However, we may selectively pursue strategic acquisitions as opportunities arise that meet our internal requirements for the use of capital and return on investment. Some of these opportunities may include those that enable us to acquire new capabilities that may be harder to develop in-house, gain entrance into new segments of the market, enter new markets, or consolidate our existing market.

Solutions

We provide our customers with comprehensive solutions relating to the following methods of electronic payment:

•

Credit and Debit Processing — Allows our customers to send and accept card payments, including virtual credit card payments. These payments can be made using any of our payment channels, as further described below.

•	Automated Clearing House (“ACH”) Processing — Our ACH processing capabilities allow our customers to send and accept traditional and same-day ACH transactions.

•

Instant Funding — Our instant funding capabilities allow our customers to transfer funds directly to a consumer’s debit or prepaid card. We have created a proprietary process that decreases processing delays typically associated with traditional fund disbursements.

The above payment and funding methods are processed through our proprietary payment channels:

•	Web-based

•	Virtual Terminal — A terminal that provides virtual payment access for processing of ACH or card transactions.

•	Hosted Payment Page — A customer-branded terminal that enables ACH and card transaction processing.

•

Online Customer Portal — A consumer-facing, merchant-specific website that gives a merchant’s customer the ability to pay online and view account information anywhere, anytime. A Repay hosted website may be stand alone or integrated with any other software application.

•	Mobile Application — We provide customers the ability to accept payments via a mobile application on a customized, white-label basis.

•	Text-to-Pay — Allows a business’ customer to pay with a simple text message after receiving an SMS alert that reminds such customer when payments are due.

•	Interactive Voice Response — A secure and flexible option to pay over the phone, 24 hours a day, 7 days a week, via a 1-800 number with bilingual capabilities.

•	Point of Sale (“POS”) — We provide payment acceptance at brick-and-mortar locations through POS equipment that requires a merchant’s customer to provide a card.

Sales and Distribution

Our sales effort consists of two strategies: first, our direct sales representatives, who focus on each of our core verticals, and second, through our software integration partners, which primarily focus on prospective customers within their targeted verticals whose businesses could be best served by their enterprise software solutions.

Direct Sales Representatives

Our sales representatives are organized by vertical market and account size. Direct sales representatives work with our customers and software integration partners to understand our customers’ desired payment solutions and then communicate those desires to our product and technology teams, who build a customized suite of products and payment channels tailored to our customers’ specific needs.

Software Integration Partners

We are currently integrated with approximately 70 software partners that are providers of our customers’ enterprise management systems. Our integrations ensure seamless delivery of our full suite of payment processing capabilities to our customers. These integrations are also a critical part of our marketing strategy, as many customers will prefer to award their payments business to payments processors who have worked to integrate their solutions into the customer’s enterprise management systems.

Operations

We believe that we have developed an effective operations system, including our proprietary onboarding, compliance and merchant oversight processes, which is structured to enhance the performance of our platform and support our customers.

Customer and Transaction Risk Management

We target customers that we identify as low-risk and we have developed underwriting policies and transaction management procedures to manage approval of new accounts and to establish ongoing monitoring of customer accounts. Effective risk management aids us in minimizing merchant losses relating to chargebacks, rejecting losses and avoiding merchant fraud for the mutual benefit of our customers, our sponsor banks and ourselves.

Proprietary Compliance Management System.    We have developed proprietary onboarding, compliance, and merchant oversight processes, of which our CMS is a part. Our CMS, developed in conjunction with the TPPPA is based on four main components — board and management oversight, a compliance program with written policies and procedures and employee training and monitoring, responsiveness to consumer complaints and annual compliance audits from an independent third party — and is inclusive of the ETA guidelines on underwriting and risk.

Customer Onboarding.    We believe we maintain rigorous underwriting standards. Prospective customers submit applications to our credit underwriting department, which performs verification and credit-related checks on all applicants. Each customer is assigned a risk profile based on sponsor bank requirements, as well as additional criteria specified by us. Our sponsor banks periodically review and approve of our underwriting policies to ensure compliance with applicable law, regulations and payment network rules. Upon approval, the ongoing risk level of a customer is monitored and adjusted on a monthly basis based on additional data relating to such customer.

Customer Monitoring.    Each customer’s file is assigned one of three risk levels (low, medium or high) corresponding to several customer behaviors. We review and adjust these risk levels on a monthly basis and additionally subject them to more in-depth quarterly reviews. We also engage third parties and rely on internal reporting to identify and monitor credit/fraud risk. We generate customer-specific reports that compile daily and historical transactions, which may include average ticket, transaction volume, refund and chargeback levels and authorization history, which we utilize in order to identify suspicious processing activity. We review these reports on a daily basis and suspend any irregular processing activity, which is subject to review, remediation and, as appropriate, suspension of either an individual or batch of transactions or a particular customer, as applicable.

Investigation and Loss Prevention.    If a customer exceeds the parameters established by our underwriting and/or risk management team or we determine that a customer has violated the payment network rules or the terms of its service agreement with us, one of our team members will identify and document the incident. We then review the incident to determine the actions taken or that we can take to reduce our exposure to loss and the exposure of our customer to liability. As a part of this process, we may request additional transaction information, withhold or divert funds, verify delivery of merchandise or, in some circumstances, deactivate the customer account, include the customer on the Network Match List to notify our industry of the customer’s behavior or take legal action against the customer.

Collateral.    We require some of our customers to establish cash or non-cash collateral reserves, which may include certificates of deposit, letters of credit, rolling merchant reserves or upfront cash. This collateral is utilized in order to offset potential credit or fraud risk liability that we may incur. We attempt to hold such collateral reserves for as long as we are exposed to a loss resulting from a customer’s payment processing activity.

Chargebacks.    The payment networks permit the reversal of a money transfer, a chargeback, up to six months (or in rare cases, a longer time frame) after the later of the date the transaction is processed or the delivery of the product or service to the cardholder. If the customer incurring the chargeback is unable to fund the refund to the card-issuing bank, we are required to do so by the rules of the payment networks and our contractual arrangements with our sponsor banks. During the year ended December 31, 2019, we believe our chargeback rate was under 1% of our payment volume.

Security, Disaster Recovery, and Back-up Systems

We adhere to strict security standards to protect the payment information that we process. We regularly update our network and provide operating system security releases and virus defenses. We have retained an external party to audit our systems’ compliance with current security standards as established by the PCI DSS, SOC, and HIPAA and to test our systems against vulnerability to unauthorized access. Further, we use one of the most advanced commercially available technologies to encrypt the cardholder numbers and customer data that we store in our databases. Additionally, we have a dedicated team responsible for security incident response, which team develops, maintains, tests and verifies our incident response plan. Disaster recovery is built into our infrastructure through redundant hardware and software applications hosted in two distinct cloud regions. Our primary cloud region is set up to be replicated, substantially on a real time basis, by our secondary cloud region such that if our primary cloud region becomes impaired or unavailable, operations are redirected to the secondary cloud region. Our incident response team tests these systems each quarter to assess the effectiveness of our disaster recovery plan, including staff readiness and operational capability.

Third Party Processors and Sponsor Banks

We partner with institutions in the payment chain to provide authorization, settlement and funding services in connection with our customers’ transactions. These institutions include third party processors and sponsor banks, who sit between us, acting as the merchant acquirer, and the payment networks, such as Visa, MasterCard and Discover. When we facilitate a transaction as a merchant acquirer, we utilize third party processors such as Total Systems Services, Inc. (a subsidiary of Global Payments, Inc.), Worldpay, Inc. (a subsidiary of Fidelity National Information Services, Inc.), and Fiserv Inc. Under such processing arrangements, the third party processors and vendors receive processing fees based on a percentage of the payment volume they process. These processors and vendors in turn have agreements with the payment networks, which permit them to route transaction information through their networks in exchange for fees.

In addition, in order for us to process and settle transactions for our customers, we have entered into sponsorship agreements with banks that are members of the payment networks. We are required to register with the payment networks through these bank partners because we, as payment processors, are not “member banks” as defined by the major payment networks. Our member bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks’ control and identification numbers (for example, known as BIN for Visa and ICA for MasterCard) across the card and ACH networks to authorize and clear transactions. Our relationships with multiple sponsor banks give us the flexibility to shift payment volumes between them, which helps us to secure more competitive pricing for our customers and to maintain redundancy.

Competition

We compete with a variety of payment processing companies that have different business models, go-to-market strategies and technical capabilities. We compete with a large number of small payments processing companies that provide integrated payments solutions and/or related hardware to customers within our existing verticals. More broadly in the overall payments industry, our payment and software solutions compete against many forms of financial services and payment systems, including Open Edge (a division of Global Payments), ACI Worldwide, Inc., JetPay Corporation (a subsidiary of NCR Corporation), Electronic Payment Providers, Inc. (d.b.a. BillingTree), Paya, Inc., Paymentus Corporation and Zelis. We also compete against many traditional merchant acquirers, such as financial institutions, affiliates of financial institutions and payment processing companies in the payment processing industry, including Bank of America Merchant Services, Elavon, Inc. (a subsidiary of U.S. Bancorp), Wells Fargo Merchant Services, Global Payments, Inc., WorldPay, Inc. (a subsidiary of Fidelity National Information Services, Inc.) and Total Systems Services, Inc. (a subsidiary of Global Payments, Inc.). We believe the most significant competitive factors in the markets in which we compete are: (1) economics, including fees charged to merchants and commission payouts to software integration partners; (2) product offering, including emerging technologies and development by other participants in the payments ecosystem; (3) service, including product functionality, value-added solutions and strong customer support for both merchants and software integration partners; and (4) reliability, including a strong reputation for quality service and trusted software integration partners. Our competitors include large and well-established companies, including banks, credit card providers, technology and ecommerce companies and traditional retailers, many of which are larger than we are, have a dominant and secure position in the markets in which they operate or offer other products and services to consumers and customers which we do not offer. Moreover, we compete against all forms of payments, including credit cards, bank transfers, and traditional payment methods, such as cash and check.

Acquisitions

Our historical acquisition activity has allowed us to access new markets, acquire industry talent, broaden our product suite, and supplement organic growth. Our first three acquisitions — of TBT, Inc., National Translink Corp. and Merchants Choice, Inc. and Falcon Payment Solutions, LLC — were small portfolio acquisitions completed prior to 2016 that provided us with valuable merchant contract rights, industry talent and additions to our sales teams. These acquisitions are not representative of our current acquisition strategy, which focuses on integrated payments companies serving attractive vertical markets and opportunities to broaden our product offerings. Since 2016 through March 31, 2020, we have completed six larger acquisitions, which are described below. These acquisitions were of payment companies and are representative of the types of acquisitions we envision consummating in the future.

Sigma Acquisition

Effective as of January 1, 2016, we acquired substantially all of the assets of Sigma Payment Solutions, Inc. (“Sigma”). Sigma was an electronic payment solutions provider to the automotive finance industry. The transaction marked Repay’s expansion into the automotive finance space. We have benefitted from Sigma’s deep integrations with automotive finance software platforms, or Dealer Management Systems.

PaidSuite Acquisition

On September 28, 2017, we acquired substantially all of the assets of PaidSuite, Inc. and PaidMD, LLC (collectively, “PaidSuite”). PaidSuite was an electronic payment solutions provider to the accounts receivable management industry. The transaction accelerated our growth into the accounts receivable management space via customer and software integration partner relationships.

Paymaxx Acquisition

On December 15, 2017, we acquired substantially all of the assets of Paymaxx Pro, LLC (“Paymaxx”). The acquisition of Paymaxx has been highly complementary to our earlier acquisition of Sigma and has bolstered our position in the niche automotive finance market. As part of the acquisition, we acquired increased distribution capabilities in the form of an internal sales force and numerous DMS integrations.

TriSource Acquisition

On August 14, 2019, we acquired all of the equity interests of TriSource for $60.1 million in cash. In addition to the $60.1 million cash consideration, the TriSource selling equityholders may be entitled to a $5.0 million cash earnout payment, dependent on the achievement of certain growth targets. Since 2012, we have used TriSource as one of our primary third-party processors for settlement solutions when we facilitate transactions as a merchant acquirer. The acquisition of TriSource has provided further control over our transaction processing ecosystem and accelerated product delivery capabilities.

APS Acquisition

On October 14, 2019, we acquired substantially all of the assets of American Payment Services of Coeur D’Alene, LLC, North American Payment Solutions LLC, and North American Payment Solutions Inc. (collectively, “APS”) for $30.0 million in cash. In addition to the $30.0 million cash consideration, the APS selling equityholders may be entitled to a total of $30.0 million in three separate cash earnout payments, dependent on the achievement of certain growth targets. The acquisition of APS meaningfully expanded our addressable market by enabling us to access the business-to-business vertical.

Ventanex Acquisition

On February 10, 2020, we acquired all of the equity interests of Ventanex for $36.0 million in cash. In addition to the $36.0 million cash consideration, the Ventanex selling equity holders may be entitled to a total of

$14.0 million in two separate cash earnout payments, dependent on the achievement of certain growth targets. Ventanex’s focus on mortgage payments allowed us to expand our personal loan business. Further, the Ventanex acquisition accelerated our entry into the healthcare payments vertical.

Government Regulation

We operate in an increasingly complex and ever evolving legal and regulatory environment. Our and our customers’ businesses are subject to a variety of federal, state and local laws and regulations, as well as the rules and standards of the payment networks that we utilize to provide our electronic payment services. While in some cases payment processors such as Repay are not directly regulated by governmental agencies, because of the rules and regulations enacted at the state and federal level that affect our customers and sponsor banks, we have developed and continually evaluate and update our compliance models to keep up with the rapid evolution of the legal and regulatory regime our customers and sponsor banks face. We are also subject to legal and regulatory requirements which govern the use, storage and distribution of the information we collect from our customers and cardholders while processing transactions.

Dodd-Frank Act

The Dodd-Frank Act and its related rules and regulations have resulted in significant changes to the regulation of the financial services industry, including the electronic payment industry. Under the Dodd-Frank Act, debit interchange transaction fees that a card issuer receives and are established by a payment card network for an electronic debit transaction are regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). The Dodd-Frank Act and the Federal Reserve’s implementing regulations require that such interchange fees be “reasonable and proportional” to the cost incurred by the issuer in processing the transactions. Federal Reserve regulations implementing this “reasonable and proportional” requirement have capped debit interchange rates for card issuers operating in the United States with assets of $10 billion or more at the sum of $0.21 per transaction and 5 basis points multiplied by the value of the transaction to reflect a portion of the issuer’s fraud losses plus, for qualifying issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. In addition, the regulations contain non-exclusivity provisions that ban debit card networks from prohibiting an issuer from contracting with any other card network that may process an electronic debit transaction involving an issuer’s debit cards and prohibit card issuers and card networks from inhibiting the ability of merchants to direct the routing of debit card transactions over any network that can process the transaction. Beginning April 1, 2012, most debit card issuers in the United States were required to participate in at least two unaffiliated debit card networks. On April 1, 2013, the ban on network exclusivity arrangements became effective for prepaid card and healthcare debit card issuers, with certain exceptions for prepaid cards issued before that date. On May 1, 2013, the ban on network exclusivity arrangements became effective for all reloadable general use prepaid cards.

Effective July 22, 2010, merchants were allowed to set minimum dollar amounts (not to exceed $10) for the acceptance of a credit card (while federal governmental entities and institutions of higher education may set maximum amounts for the acceptance of credit cards). They were also allowed to provide discounts or incentives to entice consumers to pay with an alternative payment method, such as cash, checks or debit cards.

The Dodd-Frank Act also created the CFPB, which has rulemaking authority over consumer protection laws, including the authority to regulate consumer financial products in the United States, including consumer credit, deposit, payment, and similar products. The CFPB may also have authority over us as a provider of services to regulated financial institutions in connection with consumer financial products. Any new rules or regulations implemented by the CFPB, and other similar regulatory agencies in other jurisdictions, or pursuant to the Dodd-Frank Act that are applicable to us or our customers’ businesses, or any adverse changes thereto, could increase our cost of doing business or limit our current offerings of integrated payment solutions.

Privacy and Information Security Regulations

We provide services that may be subject to various state and federal privacy laws and regulations. Relevant federal privacy laws include the Gramm-Leach-Bliley Act of 1999, which (along with its implementing regulations) restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Our business may also be subject to the Fair Credit Reporting Act of 1970, as amended by the Fair and Accurate Credit Transactions Act of 2003, which regulates the use and reporting of consumer credit information and imposes disclosure requirements on entities who take adverse action based on information obtained from credit reporting agencies. In addition, there are state laws governing the collection of personal information, including those restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers. Certain state laws impose similar privacy obligations as well as obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. For example, the California Consumer Privacy Act (CCPA) of 2018, which became effective January 1, 2020, imposes more stringent requirements with respect to California data privacy. The CCPA includes provisions that give California residents expanded rights to access and delete certain personal information, opt out of certain personal information sharing, and receive detailed information about how certain personal information is used.

Anti-Money Laundering and Counter-Terrorism Regulation

Our business is subject to U.S. federal anti-money laundering laws and regulations. We are also subject to certain economic and trade sanctions programs that are administered by OFAC that prohibit or restrict transactions to or from (or transactions dealing with) narcotics traffickers, terrorists, terrorist organizations, certain individuals, specified countries, their governments and, in certain circumstances, their nationals. Similar anti-money laundering, counter-terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified on lists maintained by organizations similar to OFAC in several other countries and which may impose specific data retention obligations or prohibitions on intermediaries in the payment process. We have developed and continue to enhance compliance programs and policies to monitor and address related legal and regulatory requirements and developments.

Unfair or Deceptive Acts or Practices

We and many of our customers are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices and various state laws similar in scope and subject matter thereto. In addition, laws prohibiting these activities and other laws, rules and or regulations, including the Telemarketing Sales Act, may directly impact the activities of certain of our customers, and in some cases may subject us, as the customer’s payment processor or provider of certain services, to investigations, fees, fines and disgorgement of funds if we are deemed to have aided and abetted or otherwise provided the means and instrumentalities to facilitate the illegal or improper activities of a customer through our services. Various federal and state regulatory enforcement agencies, including the Federal Trade Commission and the states attorneys general, have authority to take action against payment processors who violate such laws, rules and regulations. To the extent we are processing payments or providing services for a customer suspected of violating such laws, rules and regulations, we may face enforcement actions and, as a result, incur losses and liabilities that may adversely affect our business.

In addition, the Dodd-Frank Act gave the CFPB broad authority to prohibit “unfair, deceptive or abusive acts or practices” in connection with the provision of consumer financial products and services. The CFPB recently issued a policy statement providing a framework for how it defines “abusive” conduct and how it will enforce the prohibition against abusive acts or practices in enforcement actions against financial services companies and their service providers (including payment processors). UDAAP violations include omissions or misrepresentations of important information to consumers or practices that take advantage of vulnerable consumers, such as elderly or low-income consumers. The CFPB has left open the possibility of engaging in a future rulemaking to further define the abusiveness standard and it is uncertain how future rulemaking may impact our business operations and risk.

Indirect Regulatory Requirements

Certain of our customers and our sponsor banks are financial institutions that are directly subject to various regulations and compliance obligations issued by the CFPB, the Federal Reserve, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the National Credit Union Administration and other agencies responsible for regulating financial institutions, which includes state financial institution regulators. While these regulatory requirements and compliance obligations do not apply directly to us, many of these requirements materially affect the services we provide to our customers and us overall. The financial institution regulators have imposed requirements on regulated financial institutions to manage their third-party service providers. Among other things, these requirements include performing appropriate due diligence when selecting third-party service providers; evaluating the risk management, information security, and information management systems of third-party service providers; imposing contractual protections in agreements with third-party service providers (such as performance measures, audit and remediation rights, indemnification, compliance requirements, confidentiality and information security obligations, insurance requirements and limits on liability); and conducting ongoing monitoring, diligence and audit of the performance of third-party service providers. Accommodating these requirements applicable to our customers imposes additional costs and risks in connection with our relationships with financial institutions. We expect to expend significant resources on an ongoing basis in an effort to assist our customers in meeting their legal requirements.

Additionally, our customers, particularly those in the consumer finance market, are subject to various federal, state and local laws and regulations that impose restrictions and requirements on their businesses, such as limitations on interest rates and fees, maximum loan amounts and the number of simultaneous or consecutive loans, imposition of required waiting periods between loans, loan extensions and refinancing, requiring payment schedules (including maximum and minimum loan durations) or repayment plans for borrowers claiming inability to repay loans, mandating disclosures, security for loans, licensing requirements and, in certain jurisdictions, database reporting and loan utilization information.

Payment Network Rules and Standards

Payment networks, such as Visa, MasterCard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and customers may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards.

In order for us to process and settle transactions for our customers, we have entered into sponsorship agreements with banks that are members of the payment systems. We are required to register with the payment networks through these bank partners because we, as payment processors, are not “member banks” as defined by the major payment networks’ rules and standards governing access to those networks. Our bank partners sponsor our adherence to the rules and standards of the payment networks and enable us to route transactions under the sponsor banks’ control and identification numbers (known as BIN for Visa and ICA for MasterCard) across the card and ACH networks to authorize and clear transactions. Payment network rules restrict us from performing funds settlement and require that merchant settlement funds be in the possession of the member bank until the merchant is funded. These restrictions place the settlement assets and liabilities under the control of the member bank.

Our sponsorship agreements give our sponsor banks substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for customers and the terms of our agreements with customers, and provide them with the right to audit our compliance with the payment network rules and guidelines. We are also subject to network operating rules and guidelines promulgated by NACHA relating to payment transactions we process using the Automated Clearing House Network. Like the payment networks, NACHA may update its operating rules and guidelines at any time, which can require us to take more costly compliance measures or to develop more complex monitoring systems. Similarly, our ACH sponsor banks have the right to audit our compliance with NACHA’s rules and guidelines, and are given wide discretion to approve certain aspects of our business practices and terms of our agreements with ACH customers.

Other Regulation

We are subject to U.S. federal and state unclaimed or abandoned property (escheat) laws, which require us to turn over to certain government authorities the property of others we hold that has been unclaimed for a specified period of time, such as account balances that are due to a software integration partner or customer following discontinuation of its relationship with us. The Housing Assistance Tax Act of 2008 requires certain merchant acquiring entities and third-party settlement organizations to provide information returns for each calendar year with respect to payments made in settlement of electronic payment transactions and third-party payment network transactions occurring in that calendar year. Reportable transactions are also subject to backup withholding requirements.

The foregoing is not an exhaustive list of the laws and regulations to which we are subject and the regulatory framework governing our business is changing continuously. See the section entitled “Risk Factors — Risks Related to Our Business.”

Intellectual Property

Certain of our products and services are based on proprietary software and related payment systems solutions. We rely on a combination of copyright, trademark, and trade secret laws, as well as employee and third-party non-disclosure, confidentiality, and other contractual arrangements to establish, maintain, and enforce our intellectual property rights in our technology, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties that is integrated into some of our solutions.

We own a number of registered service marks, including REPAY® and REPAY REALTIME ELECTRONIC PAYMENTS®, and we have other pending applications. We also own a number of domain names, including www.repay.com. For additional information regarding some of the risks relating to our intellectual property see the section entitled “Risk Factors — Risks Related to Our Business — We may not be able to successfully manage our intellectual property and may be subject to infringement claims.”

Employees

As of December 31, 2019, we had 243 employees. None of our employees is represented by a labor union and we have experienced no work stoppages. We consider our employee relations to be good.

Legal Proceedings

We are currently not a party to any legal proceedings that would be expected to have a material adverse effect on our business or our financial condition. From time to time, we may be subject to litigation incidental to our business, as well as other litigation of a non-material nature in the ordinary course of business.

Available Information

Our principal executive offices are located at 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305. Our telephone number is (404) 504-7472. We maintain a website at www.repay.com, through which you may access our public filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website or connected thereto does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

PROPERTIES

The following table sets forth selected information concerning our principal facilities, as of December 31, 2019.

Location	Owned/Leased	Approximate Square Footage
Corporate Headquarters:
Atlanta, Georgia	Leased	8,700
Additional Facilities:
Bettendorf, Iowa	Leased	4,100
Chattanooga, Tennessee	Leased	1,000
Chicago, Illinois	Leased	1,700
East Moline, Illinois	Leased	7,400
Ft. Worth, Texas	Leased	6,300
Mesa, Arizona	Leased	12,800
Phoenix, Arizona	Leased	7,500
Sarasota, Florida	Leased	8,900

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our current executive officers and directors as of the date hereof.

Name	Age	Position
John Morris	51	Chief Executive Officer and Co-Founder, Director
Shaler Alias	40	President and Co-Founder, Director
Timothy J. Murphy	38	Chief Financial Officer
Jason Kirk	41	Chief Technology Officer
Susan Perlmutter	56	Chief Revenue Officer
Michael F. Jackson	56	Chief Operating Officer
Tyler B. Dempsey	46	General Counsel
Jacob H. Moore	32	Executive Vice President, Corporate Development and Strategy
Peter J. Kight(3)(4)	64	Chairman
Paul R. Garcia(1)(2)	67	Director
Maryann Goebel(1)(4)	69	Director
Robert H. Hartheimer(1)	62	Director
William Jacobs(2)(3)	78	Director
Jeremy Schein(2)	40	Director
Richard E. Thornburgh(3)(4)	67	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee
(4)	Member of the technology committee

John Morris has served as our Chief Executive Officer and a director since the Business Combination. He co-founded REPAY LLC and has served as its Chief Executive Officer since 2010. Mr. Morris served as President of REPAY LLC from 2006 to 2008. From its formation in September 2016 through the Business Combination, Mr. Morris served as a member of the board of directors of Hawk Parent. Mr. Morris has also been a member of the board of directors of Repay Holdings, LLC since its formation in September 2013. Prior to commencing his role as Chief Executive Officer of REPAY LLC, Mr. Morris served as the Executive Vice President of Sales and Marketing for Payliance, a payment processing, risk management and recovery solutions company, after its acquisition of Security Check Atlanta, a check processing and recovery solutions company, where he had served as President. From 1994 to 1997, Mr. Morris served in several corporate finance positions for Bass Hotels and Resorts, including Director of Corporate Finance. We believe that Mr. Morris is well-qualified to serve as a member of our board of directors because of the experience that he brings as a co-founder as well as his knowledge of the payments industry.

Shaler Alias has served as our President and a director since the Business Combination. He co-founded REPAY LLC in 2006 and has served as its President since 2008. From its formation in September 2016 through the Business Combination, Mr. Alias served as a member of the board of directors of Hawk Parent. Mr. Morris has also been a member of the board of directors of Repay Holdings, LLC since its formation in September 2013. Mr. Alias served as Vice President of Sales of REPAY LLC from 2006 to 2008. Prior to 2006, Mr. Alias co-founded and served as Director of Sales and Marketing for Capital Recovery Solutions, a collection agency that served community banks and consumer finance lenders. We believe that Mr. Alias is well-qualified to serve as a member of our board of directors because of the experience that he brings as a co-founder as well as his knowledge of the payments industry.

Timothy “Tim” J. Murphy has served as our Chief Financial Officer since the Business Combination and as Chief Financial Officer of REPAY LLC since January 2014. Mr. Murphy has been a member of the board of directors of Repay Holdings, LLC since September 2016. He oversees our financial operations including accounting, tax, treasury, financial planning, reporting and investor relations. Prior to joining REPAY LLC, Mr. Murphy served as Director of Corporate Development for Amaya Gaming Group Inc. (now known as The Stars Group Inc.), a Canadian online and mobile gaming and interactive entertainment company, from January 2013 to January 2014. Mr. Murphy previously served as Director of Finance for Cadillac Jack, Inc., a company engaged in the design, development, and supply of electronic gaming machines, from August 2009 to December 2012. Mr. Murphy began his professional career as an investment banker at Credit Suisse.

Jason Kirk has served as Chief Technology Officer since the Business Combination and as Chief Technology Officer of REPAY LLC since December 2014. Prior to joining REPAY LLC, from May 2001 to December 2014, Mr. Kirk held various positions at CCBill, LLC, a provider of third-party payment processing, including leading a team that developed products and platform relating to card payment processing. In addition, Mr. Kirk served as an NBC Defense Specialist in the United States Marine Corps from August 1997 to May 2001.

Susan Perlmutter has served as Chief Revenue Officer since the Business Combination and as Chief Revenue Officer of REPAY LLC since January 2016. Ms. Perlmutter previously served as Chief Revenue Officer at Sigma Payment Solutions, Inc. (“Sigma”), a provider of electronic payment solutions to the automotive finance industry, from October 2012 to January 2016, and joined Repay LLC when it acquired Sigma in January 2016. In connection with its acquisition of Sigma, REPAY LLC agreed to retain Ms. Perlmutter’s services as its Chief Revenue Officer. Prior to Sigma, Ms. Perlmutter held various positions with PAYTEK Solutions, LLC a provider of payment processing services, from February 1995 to February 2011.

Michael “Mike” F. Jackson has served as Chief Operating Officer since the Business Combination and as Chief Operating Officer of REPAY LLC since October 2016. Prior to joining REPAY LLC, Mr. Jackson served in numerous executive roles for enterprise software and payment service providers, including as Senior Vice President, Business Unit Head Cash Management at D+H Ltd. (now known as Finastra), a global payments and lending technology provider, from January 2014 to June 2016 and as Vice President and the Head of EBPP Business/Community Financial Services for ACI Worldwide, Inc. a provider of electronic payments solutions, from August 2012 to December 2013. Prior to ACI Worldwide, Inc., Mr. Jackson worked for S1 Software Corp., from 2008 to 2012, until it was acquired by ACI Worldwide, Inc. Prior to 2008, he worked for the U.S.-based Regions Financial Corporation, where he was responsible for card and merchant services, internet banking and online products and services as Executive Vice President of Alternative Delivery, and President of the Internet Bank.

Tyler B. Dempsey has served as our General Counsel since September 2019. Prior to joining us, Mr. Dempsey provided legal counsel and support to REPAY LLC for more than nine years as outside counsel at Troutman Sanders LLP, where he served as a Partner since 2008. Prior to joining Troutman Sanders, Mr. Dempsey was an attorney at King & Spalding LLP.

Jacob “Jake” H. Moore has served as our Executive Vice President, Corporate Development and Strategy since March 2020. From January 2018 to March 2020, Mr. Moore served as the Head of Corporate Development for REPAY LLC. Previously, Mr. Moore served as Vice President, Corporate Development of REPAY LLC from January 2017 to December 2017. Before joining REPAY LLC, Mr. Moore was a private equity investment professional, serving as a Senior Associate at BlueArc Capital Management from May 2016 to January 2017 and as an Associate at Trinity Hunt Partners from March 2012 to June 2014. From 2010 to 2012, Mr. Moore was an investment banker in the Mergers and Acquisitions Group at SunTrust Robinson Humphrey.

Peter “Pete” J. Kight has been the Chairman of our board of directors since the Business Combination and previously served as the Executive Chairman of Thunder Bridge since June 2018. Mr. Kight has 34 years of industry experience. He has been an Angel Investor and Advisor to Commerce Ventures, a Silicon Valley based venture capital firm focused on investing in innovations in the retail and financial services industries, since 2012. Mr. Kight previously served as a Co-Chairman and Managing Partner at Comvest Partners, a mid-market private investment firm, from 2010 – 2013, and then as a Senior Advisor at Comvest Partners from 2013 to 2015. He was the Founder, Chairman, and Chief Executive Officer of CheckFree Corporation (NASDAQ: CKFR), a provider of financial services technology, from 1981 until it was acquired by Fiserv (NASDAQ: FISV) in 2007. Mr. Kight then served as director and vice chairman of Fiserv following Fiserv’s acquisition of CheckFree from 2007 to 2012 (Vice Chairman from 2007 to 2010). Mr. Kight has served: as a director of Bill.com Holdings, Inc. (NYSE: BILL), a provider of software that digitizes and automates back-office financial operations since May 2019; as a director of Blackbaud, Inc. (NASDAQ: BLKB), a supplier of software and services specifically designed for nonprofit organizations, since 2014; and as a director of Huntington Bancshares Incorporated (NASDAQ: HBAN), a regional bank holding company, since 2012. Mr. Kight previously served on the boards of directors of Akamai Technologies, Inc. (NASDAQ GS: AKAM), distributor of computing solutions and services, from 2004 to 2012, Manhattan Associates, Inc., (NASDAQ: MANH) a provider of supply chain planning and execution solutions, from 2007 to 2011 and Kabbage, Inc., a technology-driven SME lending company, from 2015 to November 2017. Mr. Kight is also a member of the Board of Directors of Urjanet, Inc., a data analytics company focused primarily on energy, utility, and financial transaction data, from 2016 to present and Insightpool, LLC, a marketing data analytics business focused on earned influence marketing analytics, from 2015 to June 2018. He has been a Principal of Thunder Bridge Capital, LLC, since 2017. He holds more than a dozen patents and publications for electronic banking and payment systems. We believe that Mr. Kight is well-qualified to serve as a member of our board of directors due to his extensive financial services, operational, management and investment experience.

Paul R. Garcia has served as a director since the Business Combination. Mr. Garcia served as Chairman and CEO of Global Payments Inc. (NYSE:GPN), a leading provider of credit card processing, check authorization and other electronic payment processing services, from June 1999 to May 2014. Mr. Garcia has served as a director of Truist Financial Corp. (NYSE:TFC), a bank holding company, since December 2019 (as well as a director of SunTrust Banks, Inc. (NYSE: STI) from August 2014 through December 2019). Mr. Garcia also serves as a director of Payment Alliance International. He previously served on the board of directors of The Dun & Bradstreet Corporation (from May 2012 until February 2019), West Corporation (from March 2013 until October 2017) and Global Payments Inc. (from February 2001 until May 2014). We believe that Mr. Garcia is well-qualified to serve as a member of our board of directors due to his extensive experience in the payment services industry.

Maryann Goebel has served as a director since the Business Combination. Ms. Goebel has been an IT management consultant, providing assessments and recommendations regarding IT management and coaching to chief information officers, since July 2012. Ms. Goebel has served as a director of Seacoast Banking Corporation of Florida (“Seacoast”) (NASDAQ:SBCF), a bank holding company, since February 2014. She is also a member of Seacoast’s audit committee and enterprise risk management committee and chairs its compensation and governance committee. From June 2009 to July 2012, Ms. Goebel served as executive vice president and chief information officer of Fiserv, Inc. (“Fiserv”) (NASDAQ: FISV), where she was responsible for all internal Fiserv IT systems, as well as IT infrastructure, operations, engineering and middleware services. Ms. Goebel currently serves on the Arts and Sciences Advisory Board of Worcester Polytechnic Institute. In 2017, Ms. Goebel was awarded the CERT Certificate in Cybersecurity Oversight by the NACD. We believe that Ms. Goebel is well-qualified to serve as a member of our board of directors due to her extensive experience in the information technology industry.

Robert H. Hartheimer has served as a director since June 2018 (including service as a director of Thunder Bridge through the Business Combination). Mr. Hartheimer has served as a director of Thunder Bridge Acquisition II, Ltd. (“Thunder Bridge II”) (NASDAQ: THBR), a special purpose acquisition company, since August 2019. Mr. Hartheimer also serves as the Chairman of the Audit Committee of Thunder Bridge II. Mr. Hartheimer has also been an Independent Director of CardWorks, a privately held consumer lender and credit card servicer since 2017. Mr. Hartheimer is Co-Founder and Chief Regulatory Officer of CreditStacks, a

fin-tech credit card originator since 2015 and the Founder and Managing Member of Hartheimer LLC, which provides senior-level consulting services to banks, investment firms and financial services companies on financial, regulatory, strategic and governance matters, since 2008. From 2002 to 2008, Mr. Hartheimer was a Managing Director at Promontory Financial Group, a regulatory consulting firm. In 1991, Mr. Hartheimer joined the Federal Deposit Insurance Corporation, where he and a small team created the Division of Resolutions to analyze and sell failed banks. He went on to serve as the Director of that division. Mr. Hartheimer’s other past positions include senior roles at investment banks, including Merrill Lynch, Smith Barney and Friedman Billings Ramsey. Mr. Hartheimer previously served on five boards of directors: Lending Club Asset Management, an investment management subsidiary of fin-tech market lending firm Lending Club (NYSE: LC) from 2016 to 2019, Higher One Holdings (NYSE: ONE) a financial technology company focused on providing cost-saving solutions to colleges and universities, where he served as Chairman of the Risk Committee, from 2012 to 2016, Sterling Financial Corporation and Sterling Bank (NASDAQ: STSA), a recapitalized regional bank in the State of Washington, where he served as Chairman of the Risk Committee, from 2010 to 2014, the three E*Trade Banks (E*Trade Bank, E*Trade Savings Bank and United Medical Bank subsidiaries of online broker E*Trade), where he served as Chairman of the Audit Committee for such bank subsidiaries for part of this tenure (NASDAQ: ETFC) from 2005 to 2008, and Merrick Bank, a Utah based credit card bank, where he served as Chairman of its Audit Committee, from 1997 to 2003. We believe that Mr. Hartheimer is well-qualified to serve on our board of directors because he brings to it his extensive experience in the financial services industry, the bank regulatory community and investment banking.

William Jacobs has served as a director since the Business Combination. From its formation in September 2016 through the Business Combination, Mr. Jacobs served as a member of the board of directors of Hawk Parent. Mr. Jacobs has served as a director of Global Payments Inc. (NYSE: GPN) (“Global Payments”), a payment processing services company, since 2001, and as Chairman of Green Dot Corporation (NYSE: GDOT) (“Green Dot”), a financial services technology company, since June 2016 (and he has served as a director of Green Dot since April 2016). In addition, he currently serves as a member of Global Payments’ Governance and Nominating Committee and Compensation Committee, served as Lead Independent Director of Global Payments from 2003 to May 2014, served as Chairman of the board of directors of Global Payments from June 2014 to September 2019, and has served as one of its business advisors since August 2002, and previously served on its Audit Committee and as Chair of its Compensation Committee. Mr. Jacobs also served as Interim Chief Executive Officer of Green Dot from January 2020 to March 2020. He previously served on the boards of directors of Asset Acceptance Capital Corp., a publicly-traded debt collection company, from 2004 to June 2013, when that company merged with Encore Capital Group, Inc. He also served as a member of the board of directors of Investment Technology Group, Inc., a publicly-traded electronic trading resources company, from June 1994 to March 2008, Alpharma, Inc., a publicly-traded specialty pharmaceutical company, from May 2002 to May 2006, and as a member of the Board of Trustees of The American University in Washington, D.C. from 1985 to 2001, of which he served as Chairman from 1997 to 2001. From 1995 to 2000, Mr. Jacobs served in various senior roles at MasterCard International, including as Senior Executive Vice President. Before joining MasterCard International, Mr. Jacobs co-founded Financial Security Assurance Inc. (FSA), where he served as Chief Operating Officer. Mr. Jacobs has served as an operating partner of Corsair Capital LLC since 2018. We believe Mr. Jacobs is well-qualified to serve on our board of directors based on his management experience and expertise in the payments and financial services industries.

Jeremy Schein has served as a director since the Business Combination. From its formation in September 2016 through the Business Combination, Mr. Schein served as a member of the board of directors of Hawk Parent. Mr. Schein is a Managing Director of Corsair Capital LLC, which he joined in 2001 and where he serves as a member of its Investment Committee. Additionally, Mr. Schein has served as a director of NM Money Holdings Ltd., Personal Capital, Jackson Hewitt and Spring Venture Group, LLC since August 2012, October 2014, May 2018 and July 2018, respectively, all of which are portfolio companies of Corsair Capital LLC. We believe Mr. Schein is well-qualified to serve on our board of directors because of his experience in investing in the financial services sector as well as his overall financial and business expertise.

Richard E. Thornburgh has served as a director since the Business Combination. Since December 2011, Mr. Thornburgh has served as a director of S&P Global, Inc. (NYSE: SPGI), a financial information and analytics company, where he serves as the Chair of the Financial Policy Committee and a member of the Executive and Audit Committees. Mr. Thornburgh also serves as the Chair of the board of directors of Jackson Hewitt Tax Service Inc., a company that provides assisted tax preparation services and related financial products and which is a portfolio company of Corsair Capital LLC. He has held this position since June 2018. He previously served as a director of Capstar Financial Holdings, Inc., a publicly-traded bank holding company, from December 2008 to December 2019, and Newstar Financial, a commercial financing company, from December 2006 until December 2017, both of which were portfolio companies of Corsair Capital, LLC during his service. In addition, from May 2006 to April 2018, Mr. Thornburgh served on the board of directors of Credit Suisse AG, a publicly traded global financial institution. He served as Vice Chairman of the board, chair of its risk committee, member of the audit and nominations and governance committees. From 1995 to 2005, he held a variety of executive and other board responsibilities at Credit Suisse Group AG, including Chief Financial Officer and Chief Risk Officer. Mr. Thornburgh was also the Chairman of the board of directors of Credit Suisse Holdings USA from December 2015 to April 2018. Mr. Thornburgh is a Senior Advisor and member of the investment committee of Corsair Capital LLC, which he joined in 2006. He also previously served a director of Reynolds America Inc. from December 2011 until December 2015. We believe Mr. Thornburgh is well-qualified to serve on our board of directors because of his familiarity with the capital markets and strategic transactions obtained through executive-level positions in investment banking and private equity, as well as his extensive experience in the financial services industry.

Board Composition

Our business affairs are managed under the direction of our Board. Our Board consists of nine members, seven of whom qualify as independent within the meaning of the independent director guidelines of the Nasdaq Stock Market (“Nasdaq”). Messrs. Morris and Alias are not considered independent.

Our Board is divided into three staggered classes of directors. At each annual meeting of its stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors are Messrs. Alias, Thornburgh and Garcia and their terms will expire at the annual meeting of stockholders to be held in 2020;

•	the Class II directors are Messrs. Hartheimer and Schein and Ms. Goebel and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•	the Class III directors are Messrs. Jacobs, Kight and Morris and their terms will expire at the annual meeting of stockholders to be held in 2022.

Our Certificate of Incorporation provides that our Board will consist of one or more members, and the number of directors may be increased or decreased from time to time by a resolution of our Board provided that the number of directors constituting the whole Board shall not be more than 15. Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our Board may have the effect of delaying or preventing changes in control of us.

We previously entered into Stockholders Agreements with the Sponsor, which agreement has since terminated pursuant to its terms, and Corsair and Messrs. Morris and Alias that provide or provided these parties with certain director nomination rights. The Stockholders Agreements are described in “Certain Relationships and Related Party Transactions — Post-Business Combination Arrangements.”

Each of our officers serve at the discretion of our Board and will hold office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or officers.

Board Leadership Structure

We believe that the structure of our Board and its committees will provide strong overall management of us.

Committees of the Board

Our Board has an audit committee, compensation committee, nominating and corporate governance committee and technology committee. The composition and responsibilities of each of the committees of our Board is described below. Members will serve on these committees until their resignation or until as otherwise determined by our Board.

Audit Committee

The members of our audit committee are Paul R. Garcia, Maryann Goebel and Robert H. Hartheimer. Robert H. Hartheimer serves as chairperson of the audit committee. Each of the members of our audit committee satisfy the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and rules of Nasdaq. Our Board has also determined that Mr. Hartheimer qualifies as an “audit committee financial expert” as defined in the SEC rules. The audit committee is responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, our interim and year-end financial statements;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on and oversees risk assessment and risk management, including enterprise risk management;

•	reviewing the adequacy and effectiveness of internal control policies and procedures and our disclosure controls and procedures; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our Board has adopted a written charter for the audit committee which is available on our website.

Compensation Committee

The members of our compensation committee are Paul R. Garcia, William Jacobs and Jeremy Schein. William Jacobs serves as chairperson of the compensation committee. Each of the members of our compensation committee meet the requirements for independence under the under the applicable rules and regulations of the SEC and rules of Nasdaq. The compensation committee is responsible for, among other things:

•	reviewing, approving and determining the compensation of our officers and key employees;

•	reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on our Board or any committee thereof;

•	administering our equity compensation plans;

•	reviewing, approving and making recommendations to our Board regarding incentive compensation and equity compensation plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our Board has adopted a written charter for the compensation committee which is available on our website.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are William Jacobs, Peter J. Kight and Richard E. Thornburgh. Peter J. Kight serves as chairperson of the nominating and corporate governance committee. Each of the members of the nominating and corporate governance committee meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq. The nominating and corporate governance committee is responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to the Board regarding, nominees for election to the Board and its committees;

•	evaluating the performance of our Board and of individual directors;

•	considering, and making recommendations to our Board regarding, the composition of our Board and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of the corporate governance practices and reporting;

•	reviewing related person transactions; and

•	developing, and making recommendations to our Board regarding, corporate governance guidelines and matters.

Our Board has adopted a written charter for the nominating and corporate governance committee which is available on our website.

Technology Committee

The members of our technology committee are Maryann Goebel, Peter J. Kight and Richard E. Thornburgh. Maryann Goebel serves as chairperson of the technology committee. The technology committee is responsible for, among other things:

•	managing the risks associated with information technology, information and data security, cybersecurity, data privacy, disaster recovery and business continuity;

•	establishing guidelines, policies, controls and procedures for monitoring and mitigating such technology risks;

•	reviewing technology risk reports with management with respect to corrective actions for deficiencies;

•	evaluating, and making recommendations to our Board regarding, the effectiveness of our risk assessment processes;

•	reviewing, and making recommendations to our Board regarding, our technology strategy, budget and key initiatives, and our technology position relative to our competitors; and

Our Board has adopted a written charter for the technology committee which is available on our website.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of our Code of Ethics and committee charters are available to the public on our website at www.repay.com under the Investors section titled Corporate Governance. We intend to post any amendments to or any waivers from a provision of our Code of Ethics on our website.

EXECUTIVE COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program offered to our principal executive officer and two other most highly compensation persons serving as executive officers as of December 31, 2019 (the “named executive officers”) for all services rendered in all capacities to the Company, or any of our subsidiaries, for the last two completed fiscal years, which individuals are:

•	John Morris, Chief Executive Officer;

•	Shaler Alias, President; and

•	Timothy Murphy.

We are an “emerging growth company,” within the meaning of the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

Summary Executive Compensation Table

The following table sets forth information concerning the annual and long-term compensation awarded to, earned by, or paid to our named executive officers for all services rendered in all capacities to the Company, or any of our subsidiaries, for the last two completed fiscal years.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)	Non-equity incentive plan compensation ($)(4)	Nonqualified deferred compensation earnings ($)	All other compensation ($)(5)	Total ($)
John Morris	2019	355,000	1,675,432	8,682,199	—	177,500	—	14,200	10,904,331
Chief Executive Officer	2018	355,000	—	—	—	125,000	—	14,200	494,200
Shaler Alias	2019	305,000	936,367	3,472,880	—	152,500	—	12,200	4,878,946
President	2018	305,000	—	—	—	125,000	—	12,200	442,200
Tim Murphy	2019	275,000	1,183,840	5,209,319	—	206,250	—	11,000	6,885,409
Chief Financial Officer	2018	215,050	107,525	—	—	—	—	8,602	331,177

(1)	Amounts reflect annual base salary paid for the fiscal year.
(2)

For 2018, represents annual cash award under our Annual Cash Incentive Program. For a discussion of the determination of these amounts, please see the section below entitled “— Narrative Disclosure to Summary Executive Compensation Table — Annual Cash Incentive Compensation Program.” For 2019, represents cash transaction bonuses paid in connection with the completion of the Business Combination.

(3)

Amounts shown are the aggregate grant date (July 11, 2019) fair value of awards computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in such valuation, see Note 2 to our audited financial statements for the fiscal year ended December 31, 2019, included in elsewhere in this prospectus.

(4)

Represents annual performance-based cash incentives. For a discussion of the determination of these amounts, please see the section below entitled “— Narrative Disclosure to Summary Compensation Table — Annual Cash Incentive Compensation Program.”

(5)	Amounts reflect matching contributions made by the Company to each named executive officer’s 401(k) plan account.

Narrative Disclosure to Summary Executive Compensation Table

The following is a brief description of the compensation arrangements we have with each of our named executive officers and other compensation paid to our named executive officers.

Annual Cash Incentive Compensation Program

Fiscal 2018 Awards Program

As provided for in their employment agreements, the named executive officers have the opportunity to earn annual performance-based cash bonuses which are intended to compensate them for achieving both short-term company-wide and individual performance goals.

For fiscal 2018, Messrs. Morris and Alias were entitled under their employment agreements to:

(i)	a discretionary bonus of up to $25,000 and

(ii)	a performance-based bonus equal to the lesser of:

(a)	$125,000 and

(b)	The product of (x) the Company’s Adjusted EBITDA multiplied by (y) 0.0067, less $103,470.

For purposes of computing these performance-based annual bonuses, Adjusted EBITDA is calculated as described in the section entitled “Management Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” included elsewhere in this prospectus.

For fiscal 2018, Mr. Murphy was eligible for an annual cash bonus of 50% of his base salary. The amount of Mr. Murphy’s bonus was determined by Hawk Parent’s board and the CEO based on the Company’s achievement of an Adjusted EBITDA target of $35.1 million for the year (50%), progress towards achievement of the Company’s strategic goals (25%) and achievement of Mr. Murphy’s personal performance goals (25%).

Notwithstanding the establishment of the performance components and the formula for determining the cash incentive award payment amounts as described above, we had the ability to exercise positive or negative discretion and award a greater or lesser amount to the named executive officers than the amount determined by the annual cash incentive award formula if, in the exercise of its business judgment, we determined that a greater or lesser amount was warranted under the circumstances.

Actual 2018 Awards

For fiscal 2018, our Adjusted EBITDA was $36.8 million. Therefore, the product of (x) our Adjusted EBITDA multiplied by (y) 0.0067, less $103,470 was $143,090. Since this amount was more than $125,000, each of Messrs. Morris and Alias was paid an annual performance-based bonus of $125,000.

In fiscal 2018, Mr. Morris and Mr. Alias did not receive an additional discretionary bonus of up to $25,000 as contemplated by their employment agreements, but these amounts were considered when determining the amount of the transaction bonus to be awarded to each of Messrs. Morris and Alias upon the completion of the Business Combination.

Our fiscal 2018, Adjusted EBITDA of $36.8 million resulted in Mr. Murphy receiving the maximum allocation based on Adjusted EBITDA. In addition, Hawk Parent’s board and the CEO determined the Company’s strategic goals and Mr. Murphy’s personal goals were achieved. Accordingly, Mr. Murphy received a bonus award of $107,500 for fiscal 2018.

In fiscal 2018, we did not award a greater or lesser amount to the named executive officers than the amount determined by the annual cash incentive award formula.

Fiscal 2019 Awards Program

For fiscal 2019, Messrs. Morris and Alias were entitled under their new employment agreements to an annual cash performance-based bonus with a target of 50% of base salary based on the achievement of certain performance objectives as determined by our Board. For fiscal 2019, Mr. Murphy was entitled under his new employment agreement to an annual cash performance-based bonus with a target of 75% of base salary based on the achievement of certain performance objectives as determined by our Board.

For fiscal 2019, Hawk Parent’s board and the CEO determined the performance objectives to be based on our achievement of an Adjusted EBITDA target of $40.0 million (50%), achievement of personal and department performance goals tied to each of the named executive officer’s roles at the Company (25%) and Hawk Parent’s board’s and the CEO’s subjective assessment of personal effort and intrinsic value to the Company (25%).

Notwithstanding the establishment of the performance components and the formula for determining the cash incentive award payment amounts as described above, we had the ability to exercise positive or negative discretion and award a greater or lesser amount to the named executive officers than the amount determined by the annual cash incentive award formula if, in the exercise of its business judgment, we determined that a greater or lesser amount was warranted under the circumstances.

For purposes of computing these performance-based annual bonuses, Adjusted EBITDA is calculated as described in the section entitled “Management Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” included elsewhere in this prospectus.

Actual 2019 Awards

Adjusted EBITDA for the combined year ended December 31, 2019 was $48.4 million, which resulted in each of the named executive officers receiving the maximum allocation based on Adjusted EBITDA. Our compensation committee determined that Messrs. Morris, Alias and Murphy each achieved 100% of their respective personal and departmental goals, as well as 100% of the amounts allocated to subjective assessment of personal effort and intrinsic value to the Company. Accordingly, each of Messrs. Morris, Alias and Murphy received performance-based cash bonuses in the following amounts: (i) Mr. Morris received an aggregate cash bonus totaling $177,500; (ii) Mr. Alias received an aggregate cash bonus totaling $152,500; and (iii) Mr. Murphy received an aggregate cash bonus totaling $206,250.

In fiscal 2019, we did not award a greater or lesser amount to the named executive officers than the amount determined by the annual cash incentive award formula.

Transaction Bonuses

During fiscal 2019, in addition to the annual cash incentive program, Messrs. Morris, Alias and Murphy received cash bonuses in connection with the Closing of the Business Combination in the following amounts: (i) Mr. Morris received an aggregate cash bonus totaling $1,675,432; (ii) Mr. Alias received an aggregate cash bonus totaling $936,367; and (iii) Mr. Murphy received an aggregate cash bonus totaling $1,183,840. These transaction bonuses reduced the amount of merger consideration otherwise payable to the equityholders of Hawk Parent pursuant to the Merger Agreement.

Employment Agreements

The employment arrangements we have with our named executive officers set forth in the Summary Compensation Table are summarized below.

Mr. Morris

On July 22, 2016, we (through our subsidiaries) entered into an employment agreement (“Mr. Morris’ Prior Employment Agreement”) with Mr. Morris, which set forth the terms and conditions of his services as Chief Executive Officer. Mr. Morris’ Prior Employment Agreement had an initial five-year term and automatically renewed for successive one-year periods unless either the Company or Mr. Morris gave written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Morris’ Prior Employment Agreement, he was entitled to receive an annual base salary of at least $355,000 and an annual discretionary cash bonus of up to $25,000 for fiscal year 2018 based on the achievement of certain strategic goals. Mr. Morris was also entitled to an annual cash performance-based bonus for fiscal year 2018 in an amount between $0 and $125,000 based on Adjusted EBITDA. For fiscal year 2018, such EBITDA Bonus was the lesser of either (a) $125,000 or (b) the product of (x) the Company’s Adjusted EBITDA multiplied by (y) 0.0067, less $103,470. Mr. Morris was eligible for employee benefits under our policies.

In connection with the Business Combination, we (through our subsidiaries) entered into a new employment agreement with Mr. Morris, dated January 21, 2019 (“Mr. Morris’ New Employment Agreement”), which sets forth the terms and conditions of his service as Chief Executive Officer. Mr. Morris’ New Employment Agreement has an initial three-year term and automatically renews thereafter for successive one-year periods unless either party gives written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Morris’ New Employment Agreement, he is entitled to receive an annual base salary of at least $355,000. Mr. Morris is eligible for an annual cash performance-based bonus with a target amount of 50% of his base salary based on the achievement of certain performance objectives as established by our Board. Mr. Morris is eligible to participate in our employee benefit plans.

Mr. Morris’s New Employment Agreement also provides for severance benefits in the event of a termination of his employment by us without “Cause” (as defined in the agreement) or a non-renewal of the employment term by us or by Mr. Morris for “Good Reason,” (as defined in the agreement), including payment of an amount equal to the sum of his base salary and target annual bonus for each fiscal year during the 18-month period following his termination, vesting of time-based equity awards that would have vested during such 18-month period if Mr. Morris had remained employed and continued eligibility to vest in performance-based equity awards during such 18-month period subject to achievement of performance objectives. If such termination occurs within 24 months following or prior to and in anticipation of a change in control, the applicable period is 30 months following termination of employment. Mr. Morris’s New Employment Agreement also contains certain restrictive covenants, including non-competition and non-solicitation covenants.

Mr. Alias

On July 22, 2016 we (through our subsidiaries) entered into an employment agreement with Mr. Alias (“Mr. Alias’ Prior Employment Agreement”), which set forth the terms and conditions of his service as President and Secretary. The employment agreement had an initial five-year term and automatically renewed thereafter for successive one-year periods unless either the Company or Mr. Alias gave written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Alias’ Prior Employment Agreement, he was entitled to receive an annual base salary of at least $305,000 and an annual discretionary cash bonus of up to $25,000 for fiscal year 2018, based on the achievement of certain strategic goals. Mr. Alias was also entitled to an annual cash performance-based bonus for fiscal year 2018 in an amount between $0 and $125,000 based on Adjusted EBITDA. For fiscal year 2018, such bonus was the lesser of either (a) $125,000 or (b) the product of (x) the Company’s Adjusted EBITDA multiplied by (y) 0.0067, less $103,470. Mr. Alias was eligible for employee benefits under our policies.

In connection with the Business Combination, we (through our subsidiaries) entered into an employment agreement with Mr. Alias, dated January 21, 2019 (“Mr. Alias’ New Employment Agreement”), which sets forth the terms and conditions of his service as President. Mr. Alias’ New Employment Agreement has an initial three-year term and automatically renews thereafter for successive one-year periods unless either party gives written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Alias’s New Employment Agreement, he is entitled to receive an annual base salary of at least $305,000. Mr. Alias is eligible for an annual cash performance-based bonus with a target amount of 50% of his base salary based on the achievement of certain performance objectives as established by our Board. Mr. Alias is eligible to participate in our employee benefit plans.

Mr. Alias’s New Employment Agreement also provides for severance benefits in the event of a termination of his employment by us without “Cause” (as defined in the agreement) or a non-renewal of the employment term by us or by Mr. Alias for “Good Reason,” (as defined in the agreement), including payment of an amount equal to the sum of his base salary and target annual bonus for each fiscal year during the 18-month period following his termination, vesting of time-based equity awards that would have vested during such 18-month period if Mr. Alias had remained employed and continued eligibility to vest in performance-based equity awards during such 18-month period subject to achievement of performance objectives. If such termination occurs within 24 months following or prior to and in anticipation of a change in control, the applicable period is 30 months following termination of employment. Mr. Alias’s New Employment Agreement also contains certain restrictive covenants, including non-competition and non-solicitation covenants.

Mr. Murphy

On July 22, 2016, we (through our subsidiaries) entered into an employment agreement with Mr. Murphy (“Mr. Murphy’s Prior Employment Agreement”), which set forth the terms and conditions of his service as Chief Financial Officer. Mr. Murphy’s Prior Employment Agreement had an initial five-year term and automatically renewed thereafter for successive one-year periods unless either the Company or Mr. Murphy gave written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Murphy’s Prior Employment Agreement, he was entitled to receive an annual base salary of at least $170,000. Mr. Murphy was eligible for a cash bonus with a target amount of 50% of his base salary based on the attainment of certain performance criteria as established by the Company’s Board. Mr. Murphy was eligible to participate in our employee benefit plans.

In connection with the Business Combination, we (through our subsidiaries) entered into a new employment agreement with Mr. Murphy, dated January 21, 2019 (“Mr. Murphy’s New Employment Agreement”), which sets forth the terms and conditions of his service as Chief Financial Officer. Mr. Murphy’s New Employment Agreement has an initial three-year term and automatically renews thereafter for successive one-year periods unless either party gives written notice to the other at least ninety (90) days prior to the end of the applicable term.

Under the terms of Mr. Murphy’s New Employment Agreement, he is entitled to receive an annual base salary of at least $275,000. Mr. Murphy is eligible for an annual cash performance-based bonus with a target amount of 75% of his base salary based on the achievement of certain performance objectives as established by our Board. Mr. Murphy is eligible to participate in our employee benefit plans.

Mr. Murphy’s New Employment Agreement also provides for severance benefits in the event of a termination of his employment by us without “Cause” (as defined in the agreement) or a non-renewal of the employment term by us or by Mr. Murphy for “Good Reason,” (as defined in the agreement), including payment of an amount equal to the sum of his base salary and target annual bonus for each fiscal year during the 18-month period following his termination, vesting of time-based equity awards that would have vested during such 18-month period if Mr. Murphy had remained employed and continued eligibility to vest in performance-based equity awards during such 18-month period subject to achievement of performance objectives. If such termination occurs within 24 months following or prior to and in anticipation of a change in control, the applicable period is 30 months following termination of employment. Mr. Murphy’s New Employment Agreement also contains certain restrictive covenants, including non-competition and non-solicitation covenants.

Equity-based Compensation

No equity-based compensation was awarded in fiscal 2018.

As contemplated under the terms of their new employment agreements, Messrs. Morris, Alias and Murphy were granted restricted stock awards of Repay in connection with the Closing of the Business Combination in the amounts of 732,675, 293,070 and 439,605 shares, respectively. 50% of such awards are subject to time-based vesting and the remaining 50% are subject to performance-based vesting, in each case subject to the executive’s continued employment on the applicable vesting date. The time-based awards vest 25% on the first anniversary of the grant date and then 2.08 1/3% monthly thereafter such that 100% of the time-based shares are vested by the fourth anniversary of the grant date. 50% of the performance-based awards vest upon the attainment of an average share price of $12.50 and the remaining 50% of such performance-based awards vest upon the attainment of an average share price of $14.00, in each case as determined based on the volume weighted trading price of such shares over any 20 trading days within any consecutive 30 trading days. All of such performance-based restricted stock awards vested during fiscal 2019. Notwithstanding the foregoing, all these restricted shares shall automatically accelerate upon a change in control (as defined in the award agreement), subject to the executive’s continued employment on the date of the change in control.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information concerning unexercised options; stock that has not vested; and equity incentive plan awards for each named executive officer outstanding as of the end of our last completed fiscal year.

	Option Awards					Stock Awards
Name	Number of Securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) exercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price (#)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested(1) (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested(2) (#)
John Morris	—	—	—	—	—	—	—	366,338	5,366,852
Shaler Alias	—	—	—	—	—	—	—	146,535	2,146,738
Tim Murphy	—	—	—	—	—	—	—	219,803	3,220,114

(1)

These represent time-based restricted stock awards of our Class A common Stock granted on July 11, 2019, which vest 25% on the first anniversary of the grant date and then 2.08 1/3% monthly thereafter such that 100% of the time-based shares are vested by the fourth anniversary of the grant date. Notwithstanding the foregoing, all the restricted shares shall automatically accelerate upon a change in control (as defined in the award agreement), subject to the executive’s continued employment on the date of the change in control.

(2)	The aggregate dollar value of the restricted stock is based on $14.65 per share of Class A common stock on December 31, 2019.

Retirement Plans

We have established a qualified retirement plan under Section 401(k) of the Code. The plan covers all employees, including our named executive officers. The plan provides for matching contributions of 100% of participant deferrals up to 3% of compensation and 50% of participant deferrals from 3% to 5% of compensation, with a maximum annual employer contribution of 4% of a participant’s compensation. The matching contribution formula is applied on a payroll to payroll basis.

Potential Payments Upon Termination or Change-In-Control

Pursuant to the terms of the new employment agreements for Messrs. Morris, Alias and Murphy, in the event of a termination of the executive’s employment by us without “Cause” (as defined in the agreements), by the executive for “Good Reason,” (as defined in the agreements), or a non-renewal by us, the executive is entitled to receive the following payments and benefits:

•	An amount equal to the sum of base salary and target annual bonus for each fiscal year during the Severance Period (as defined below), payable in installments;

•	Immediate vesting of all time-based equity awards that would have vested through the Severance Period;

•	All performance-based equity awards remain outstanding and eligible to vest based on achievement of performance objectives through the Severance Period; and

•	Outstanding stock options remain outstanding until the earlier of (i) the expiration of the Severance Period and (ii) the original expiration of the stock option.

The severance period is 18 months; provided that in the event such termination is on or within 24 months following a change in control or prior to and in anticipation of a change in control, the severance period is 30 months (such applicable period, the “Severance Period”). Such severance payments and benefits are subject to execution and non-revocation of a release of claims.

Pursuant to the terms of the new employment agreements, in the event of a termination due to death or incapacity, Messrs. Morris, Alias and Murphy are entitled to the annual bonus that would have been paid had the executive remained employed until the end of the applicable bonus period.

In the event of any termination of employment, Messrs. Morris, Alias and Murphy are entitled to a lump sum equal to (i) any earned but unpaid base salary, (ii) any earned but unpaid annual bonus, (iii) any unreimbursed business expenses and (iv) vested and accrued employee benefits, if any, to which the executive is entitled under employee benefit plans.

Director Compensation

The following table sets forth information concerning the annual and long-term compensation awarded to, earned by, or paid to each director for all services rendered in all capacities to our company, or any of its subsidiaries, for the last fiscal year.

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)(2)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation on earnings ($)	All other compensation ($)	Total ($)
Peter Kight	21,250	170,000	—	—	—	—	191,250
Paul Garcia	21,250	170,000	—	—	—	—	191,250
Maryann Goebel	21,250	170,000	—	—	—	—	191,250
Robert Hartheimer	25,000	170,000	—	—	—	—	195,000
William Jacobs	25,000	170,000	—	—	—	—	195,000
Jeremy Schein	17,500	170,000	—	—	—	—	187,500
Richard Thornburgh	18,750	170,000	—	—	—	—	188,750

(1)	The aggregate dollar value of the restricted stock units is based on $13.66 per share of Class A common stock on September 20, 2019.
(2)	The aggregate number of stock awards outstanding for each director as of December 31, 2019 is 2,445.

Narrative Disclosure to Director Compensation Table

Prior to the consummation of the Business Combination, we did not maintain a compensation policy for our directors, and we did not pay any compensation to our directions. Following the Business Combination, we adopted a non-employee director compensation policy. Under such policy, we compensate our non-employee directors with a combination of cash and equity in the form of restricted stock units. In addition, we reimburse directors for their reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings.

Annual Cash Retainer

Under the non-employee director compensation policy, non-employee directors are entitled to an annual cash retainer of $30,000, which is paid quarterly in arrears on October 1, January 1, April 1 and July 1 of each year. For fiscal 2019, each non-employee director received an annual cash retainer of $7,500 on October 1.

Annual Equity Award

An annual equity award is awarded to incumbent directors who are nominated for re-election at the next stockholders’ meeting in the form of restricted stock units, calculated based on the closing price on the grant date (or the most recent trading day if such date is not a trading day) and rounded down to the nearest whole unit. Restricted stock units vest on the earlier of (x) the first anniversary of the date of grant and (y) the next regularly scheduled annual shareholder meeting occurring in the year following the year of the date of grant. Vesting also accelerates upon a change of control or termination from service as a result of the director’s death or disability. Vested restricted stock units are settled on the earlier of (x) the date the director undergoes a “separation from service” as defined in Section 409A of the Code and (y) a change of control. For fiscal 2019, each director received an award of $170,000 in restricted stock units.

Committee and Committee Chair Fees

The non-employee director compensation policy also provides that non-employee directors serving as an audit committee member will receive an additional $7,500 cash payment annually. Directors serving as committee members of another committee (other than the audit committee) will receive an additional $5,000 cash payment annually. Such payments are made quarterly in arrears on October 1, January 1, April 1 and July 1 of each year.

Directors serving as committee chairpersons will receive additional cash compensation. The non-employee director compensation policy entitles the audit committee chairperson to $20,000, the compensation committee chairperson to $15,000 and all other committee chairpersons (other than audit and compensation) to $10,000 (in each case, on an annual basis). Such payments are made quarterly in arrears on October 1, January 1, April 1 and July 1 of each year.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Paul R. Garcia, William Jacobs and Jeremy Schein.

None of our executive officers currently serve, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose executive officers served on our compensation committee, (ii) as a director of another entity, one of whose executive officers served on our compensation committee, or (iii) as a member of the compensation committee of another entity, one of whose officers served on our Board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pre-Business Combination Arrangements

Thunder Bridge Related Person Transactions

Founder Shares

The Sponsor held an aggregate of 6,450,000 shares of Thunder Bridge’s Class B ordinary shares prior to the Business Combination. Of those shares (sometimes referred to as “Founder Shares”), 2,335,000 were forfeited in connection with the Closing of the Business Combination, as described below. In connection with the Business Combination, each of the issued and outstanding Founder Shares were converted into shares of Class A common stock.

Forward Contract

In connection with its initial public offering, Thunder Bridge entered into a Contingent Forward Purchase Contract (“Forward Contract”) with Monroe Capital, LLC (“Monroe Capital”), a member of the Sponsor, granting Monroe Capital the right to purchase, at its option exercised by consenting to Thunder Bridge’s initial business combination, 5,000,000 units of Thunder Bridge at $10.00 per unit, for aggregate gross proceeds of $50,000,000 in a private placement to occur concurrently with the completion of Thunder Bridge’s initial business combination. The Forward Contract also provided that, if Monroe Capital consented to a business combination, Monroe Capital would obtain a right of first refusal to participate in up-to 51% of any debt financing in such initial business combination and to act as lead arranger and agent in the debt financing.

On January 21, 2019, Monroe Capital, the Sponsor and Thunder Bridge executed a letter agreement relating to the Forward Contract pursuant to which Monroe Capital consented to the Business Combination. However, in order to facilitate the certain debt financing arrangements in connection with the Business Combination, Monroe agreed to waive its right of first refusal on debt financings of the Company in connection with the Transactions and both the Company and Monroe agreed that Monroe would not purchase any Units under the Forward Contract.

Insider Letter Agreement

Thunder Bridge also entered into a letter agreement with the Sponsor and its directors and officers (including Robert H. Hartheimer and Peter J. Kight), dated June 18, 2018 (the “Insider Letter Agreement”), containing provisions relating to lock-up restrictions applicable to the Founder Shares and other matters, including but not limited to, those relating to the Trust Account of Thunder Bridge and waiver of redemption rights. Pursuant to the Insider Letter Agreement, 4,115,000 shares held by the Sponsor were subject to lock-up restrictions until the earlier of (A) one year after the Closing of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing of the Business Combination or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares for cash, securities or other property. On January 7, 2020, the lock-up restrictions expired because the closing price of our Class A common stock exceeded $12.00 per share for at least 20 trading days within the prescribed 30-trading day period.

Administrative Services Agreement and Related Matters

Thunder Bridge entered into an Administrative Services Agreement with First Capital Group, LLC, an affiliate of the Sponsor, pursuant to which Thunder Bridge agreed to pay a total of $10,000 per month for office space, administrative and support services to such affiliate. Upon completion of the Business Combination, Thunder Bridge ceased paying these monthly fees. Accordingly, the Sponsor’s affiliate was paid a total of $70,000 ($10,000 per month) for office space, administrative and support services and reimbursement for out-of-pocket expenses during the year ended December 31, 2019.

The Sponsor, its officers and directors, or any of their respective affiliates, were entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on behalf of Thunder Bridge, such as identifying potential target businesses and performing due diligence on suitable business combinations. The audit committee of Thunder Bridge reviewed on a quarterly basis all payments that were made to the Sponsor, officers, directors or their affiliates and determined which expenses and the amount of expenses that will be reimbursed. There was no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on behalf of Thunder Bridge; however, the amount of fees that Thunder Bridge was allowed to incur in connection with the Business Combination was capped at $1,500,000 under the Merger Agreement, unless such cap was waived or increased by Hawk Parent (however, see “Sponsor Letter Agreement” below for additional provisions regarding Thunder Bridge’s expenses and obligations).

Promissory Note

On April 15, 2019, Thunder Bridge executed a promissory note with the Sponsor, whereby Thunder Bridge may borrow up to $600,000. The note was non-interest bearing and matured on the date of the consummation of the Business Combination. All advances under the note were at the discretion of the Sponsor.

Registration Rights Agreement

Thunder Bridge entered into a registration rights agreement with respect to the Founder Shares, Private Warrants and warrants issued upon conversion of working capital loans (if any). At the completion of the Business Combination, Thunder Bridge entered into an amendment to this agreement to cover the shares of Class A common stock of the Company owned by the parties thereto or issuable in exchange for warrants owned by the parties as registrable securities thereunder. Additionally, the amendment changed the registration rights so that they rank pari passu with the registration rights of the parties under the Repay Unitholders Registration Rights Agreement described below.

Sponsor Letter Agreement

Simultaneously with the execution of the Merger Agreement, the Sponsor entered into a letter agreement with Thunder Bridge and Hawk Parent (as amended, the “Sponsor Letter Agreement”), pursuant to which the Sponsor, at the Closing (i) forfeited 2,335,000 of its Founder Shares for cancellation and (ii) deposited with an escrow agent 2,965,000 of the shares of Class A common stock of the Company to be received in the Domestication to be held in escrow (such shares, the “Escrow Shares”), along with any earnings or proceeds thereon. The Sponsor Letter Agreement provided that fifty percent of the Escrow Shares would vest and be released from escrow to the Sponsor (along with any related earnings and proceeds) if at any time prior to the seventh anniversary of the Closing the closing price of shares of Class A common stock (or any successor equity security) on the principal exchange on which such securities are then listed or quoted have been at or above $11.50 for 20 trading days over a 30 trading day period (subject to equitable adjustment for stock splits, stock dividends, reorganizations or extra ordinary dividends), which escrow release criteria was achieved as of August 14, 2019. The Sponsor Letter Agreement further provided that 100% of the Escrow Shares would vest and be released from escrow to the Sponsor (along with any related earnings and proceeds) if at any time prior to the seventh anniversary of the Closing the closing price of shares of Class A common stock (or any successor equity security) on the principal exchange on which such securities are then listed or quoted have been at or above $12.50 for 20 trading days over a 30 trading day period (subject to equitable adjustment for stock splits, stock dividends, reorganizations or extra ordinary dividends), which escrow release criteria was achieved as of September 30, 2019.

The Sponsor Letter Agreement also provides that in the event that Thunder Bridge’s unpaid expenses and obligations as of the Closing are greater than $21.75 million, then the Sponsor will forfeit a number of Escrow Shares equal in value to the excess of such expenses and obligations over such cap, with each Escrow Share valued at the price per share paid to each Thunder Bridge shareholder who elected to redeem its shares in connection with the Business Combination. The aggregate unpaid expenses and obligations of Thunder Bridge as of the Closing were approximately $20,070,000. Accordingly, no Escrow Shares were forfeited.

Pursuant to the Sponsor Letter Agreement, the parties thereto consented to the Sponsor transferring 8,000,000 of its Private Warrants to certain of the PIPE Investors pursuant to the Lock-up Agreement, and delivered to Thunder Bridge for cancellation its remaining Private Warrants after giving effect to such transfer, and the Sponsor waived with respect to its Private Warrants any rights that it might otherwise have to receive a $1.50 cash payment for each of its Private Warrants.

Subscription Agreements; Lock-up Agreements

On May 9, 2019, Thunder Bridge entered into the Subscription Agreements with the PIPE Investors pursuant to which Thunder Bridge agreed to issue and sell to the PIPE Investors an aggregate of 135,000,000 Thunder Bridge Class A ordinary shares, at a price of $10.00 per share, simultaneously with or immediately prior to the Closing (the “PIPE Investment”). The PIPE Investment closed on July 11, 2019, and the proceeds from the PIPE Investment were used to fund a portion of certain payments required in connection with the Business Combination. As part of the PIPE Investment, Peter J. Kight purchased 500,000 Class A ordinary shares, at a price of $10.00 per Class A ordinary share.

In connection with the PIPE Investment, on May 9, 2019, certain PIPE Investors, holding in the aggregate 8,000,000 shares, entered into the Lock-up Agreement by and among Thunder Bridge, the Sponsor and the PIPE Investors named therein. Pursuant to the Lock-up Agreement, the PIPE Investors party thereto agreed, for a period commencing on the Closing and ending one hundred twenty (120) days thereafter, not to engage in a Prohibited Transfer (as defined in the Lock-up Agreement (which generally includes all sales, lending and other transfer arrangements, subject to specified exceptions)) with respect to the shares acquired by such PIPE Investor pursuant to the Subscription Agreement and the Private Warrants (and any shares issuable upon exercise of such Private Warrants) acquired by such PIPE Investor from the Sponsor pursuant to the Lock-up Agreement. In consideration for entering into the Lock-up Agreement, the Sponsor agreed to transfer to the PIPE Investors party to the Lock-up Agreement an aggregate of 8,000,000 Private Warrants held by the Sponsor. The Private Warrants transferred pursuant to the Lock-up Agreement were subject to the terms of a warrant amendment such that following such amendment and upon completion of the Business Combination they became exercisable for an aggregate of 2,000,000 Class A ordinary common stock (except that each of the PIPE Investors who received the Private Warrants waived its rights to receive the $1.50 cash payment for any warrant it holds).

Certain Forfeitures and Waivers

In connection with the PIPE Financing, on May 9, 2019, Cantor Fitzgerald & Co. (“Cantor”) entered into a letter agreement (the “Cantor Forfeiture Agreement”) with Thunder Bridge and Hawk Parent, pursuant to which Cantor agreed to forfeit all 350,000 of its Private Warrants and waived its rights to the right to receive payment of $1.50 to be paid to the holders of Warrants for each Warrant owned.

Simultaneously with the execution of the Merger Agreement, Thunder Bridge, Hawk Parent and the Sponsor, entered into a Waiver Agreement pursuant to which the Sponsor agreed to waive certain of its anti-dilution rights under Thunder Bridge’s Memorandum and Articles of Association that may have been otherwise triggered upon the completion of the financing transactions in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement.

Hawk Parent Related Person Transactions

Management Agreement

In September 2016, Hawk Parent entered into a management agreement with Corsair Investments, an affiliate of its significant equityholder Corsair, pursuant to which Corsair Investments agreed to provide management and consulting services to Hawk Parent in exchange for fees. This agreement was terminated in connection with the completion of the Business Combination (other than certain limitation of liability and indemnification provisions relating to periods prior to the termination). Hawk Parent paid to Corsair Investments, $400,000 in each of 2017 and 2018, and $210,753 in 2019 in respect of management fees under the management agreement. In addition, Hawk Parent reimbursed Corsair Investments approximately $388,401 in 2017 for certain transaction expenses in connection with acquisitions made by Repay and its subsidiaries.

Hawk Parent Limited Liability Company Agreement

Certain of our executive officers, directors and Corsair are parties to the limited liability company agreement of Hawk Parent. During the year ended December 31, 2017, Hawk Parent declared and paid a cash distribution of approximately $5.5 million, of which approximately $3.9 million was paid to Corsair, approximately $890,000 was paid to John Morris (including certain affiliated entities), approximately $480,000 was paid to Shaler Alias (including certain affiliated entities), approximately $20,000 was paid to Tim Murphy, approximately $17,000 was paid to Jason Kirk and approximately $16,000 was paid to Susan Perlmutter. During the year ended December 31, 2018, Hawk Parent declared and paid a cash distribution of approximately $6.3 million, of which approximately $4.6 million was paid to Corsair, approximately $963,000 was paid to John Morris (including certain affiliated entities), approximately $523,000 was paid to Shaler Alias (including certain affiliated entities), approximately $32,000 was paid to Tim Murphy, approximately $27,000 was paid to Jason Kirk, approximately $20,000 was paid to Susan Perlmutter and approximately $4,000 was paid to Mike Jackson. During the year ended December 31, 2019, Hawk Parent declared and paid total cash tax distributions of approximately $6.92 million, of which approximately $3.76 million was paid to Corsair, approximately $416,000 was paid to Bill Jacobs, approximately $745,000 was paid to John Morris (including certain affiliated entities), approximately $943,000 was paid to Shaler Alias (including certain affiliated entities), approximately $268,000 was paid to Tim Murphy (including certain affiliated entities), approximately $218,000 was paid to Jason Kirk, approximately $78,000 was paid to Susan Perlmutter, approximately $93,000 was paid to Mike Jackson, and approximately $71,000 was paid to Jake Moore.

Sponsorship Agreement

In January 2018, Hawk Parent, through its subsidiary, entered into a sponsorship agreement with CapStar Bank (“CapStar”), an entity then affiliated with its significant equityholder Corsair, pursuant to which CapStar provides sponsorship to allow Hawk Parent’s subsidiary to settle processing transactions through the payment networks. During the years ended December 31, 2019, 2018, Hawk Parent’s subsidiary paid approximately $651,848, $45,000, respectively, to CapStar pursuant to the Sponsorship Agreement. During the year ended December 31, 2017, Hawk Parent’s subsidiary did not pay any fees to CapStar pursuant to the Sponsorship Agreement. Hawk Parent and its subsidiaries maintain relationships with multiple sponsor banks, and we believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties. As of December 31, 2019, Corsair was no longer affiliated with CapStar.

Certain Business Combination Arrangements

In connection with the Business Combination, Hawk Parent fully accelerated the vesting of all outstanding profits interests of Hawk Parent that remained unvested at such time. All outstanding profits interests, including those unvested profits interests that became vested profits interests in connection with the Business Combination, were exchanged into Hawk Parent units immediately prior to the Closing based on the fair market value of such profits interests as determined pursuant to the terms of the existing limited liability company agreement of Hawk

Parent at that time. Under the terms of the Merger Agreement, at the effective of the Business Combination, the Hawk Parent units (including those issued in exchange for unvested profits interests) were converted into the right to receive (i) certain cash consideration at Closing, (ii) Post-Merger Repay Units, and (iii) the contingent right to receive additional Post-Merger Repay Units (as discussed below under “Post-Business Combination Arrangements — Earn-Out Units”). The Merger Agreement also contained provisions regarding certain escrows, holdbacks and post-Closing adjustments. The aggregate amount of cash consideration paid at Closing under the Merger Agreement in respect of Hawk Parent units was approximately $260.8 million, and the aggregate number of Post-Merger Repay Units issued at Closing under the Merger Agreement in respect of Hawk Parent units was 21,985,297. Of such aggregate cash consideration paid at Closing in respect of the Hawk Parent units, approximately $177.4 million was paid to Corsair, approximately $32.5 million was paid to Mr. Morris (including certain affiliated entities), approximately $29.6 million was paid to Mr. Alias (including certain affiliated entities), approximately $3.7 million was paid to Mr. Murphy (including certain affiliated entities), approximately $3.1 million was paid to Mr. Kirk, approximately $1.4 million was paid to Ms. Perlmutter, approximately $1.1 million was paid to Mr. Jackson, approximately $821,000 was paid to Mr. Moore, and approximately $1.8 million was paid to Mr. Jacobs. Of such aggregate Post-Merger Repay Units issued at Closing in respect of the Hawk Parent units, 14,952,465 Post-Merger Repay Units were issued to Corsair, 2,738,905 Post-Merger Repay Units were issued to Mr. Morris (including certain affiliated entities), 2,492,629 Post-Merger Repay Units were issued to Mr. Alias (including certain affiliated entities), 312,704 Post-Merger Repay Units were issued to Mr. Murphy (including certain affiliated entities), 257,261 Post-Merger Units were issued to Mr. Kirk, 118,458 Post-Merger Units were issued to Ms. Perlmutter, 90,992 Post-Merger Units were issued to Mr. Jackson, 69,078 Post-Merger Units were issued to Mr. Moore, and 153,237 Post-Merger Units were issued to Mr. Jacobs.

Post-Business Combination Arrangements

Exchange Agreement

In connection with the Closing, we entered into the Exchange Agreement with Repay Unitholders, which provides the Repay Unitholders with the right to elect to exchange such Post-Merger Repay Units into shares of Class A common stock (as described below). The Exchange Agreement provides that Repay Unitholders are able to exchange all or any portion of their Post-Merger Repay Units for shares of Class A common stock by delivering a written notice to both Hawk Parent and us and surrendering such Post-Merger Repay Units to us, subject to certain limitations. The initial exchange ratio is one Post-Merger Repay Unit for one share of Class A common stock. The exchange ratio will be adjusted for any subdivision (split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Post-Merger Repay Units that is not accompanied by an identical subdivision or combination of the Class A common stock or, by any such subdivision or combination of the Class A common stock that is not accompanied by an identical subdivision or combination of the Post-Merger Repay Units. If the Class A common stock is converted or changed into another security, securities or other property, on any subsequent exchange an exchanging Repay Unitholder will be entitled to receive such security, securities or other property. The exchange ratio will also adjust in certain circumstances when we acquire Post-Merger Repay Units other than through an exchange for our shares of Class A common stock.

Hawk Parent and each Repay Unitholder will bear its own expense regarding any exchange, except that Hawk Parent will be responsible for transfer tax, stamp taxes and similar duties (unless the applicable holder has requested that the Company issue the shares of Class A common stock in the name of another holder).

Tax Receivable Agreement

In connection with the Closing, we entered into the Tax Receivable Agreement with the Repay Unitholders.

As described above, Repay Unitholders may, subject to certain conditions, exchange their Post-Merger Repay Units for our shares of Class A common stock on a one-for-one basis, subject to the terms of the Exchange

Agreement, including in certain cases adjustments as set forth therein. Hawk Parent intends to have in effect an election under Section 754 of the Internal Revenue Code for each taxable year in which an exchange of Post-Merger Repay Units for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of Hawk Parent at the time of an exchange of Post-Merger Repay Units. The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Hawk Parent. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

The Tax Receivable Agreement provides for the payment by us to exchanging Repay Unitholders of 100% of the tax benefits, if any, that we realize (or in certain cases are deemed to realize) as a result of these increases in tax basis and certain other tax attributes of Hawk Parent and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. This payment obligation is an obligation of the Company and not of Hawk Parent. For purposes of the Tax Receivable Agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of the Company (calculated with certain assumptions) to the amount of such taxes that the Company would have been required to pay had there been no increase (or decrease) to the tax basis of the assets of Hawk Parent as a result of the exchanges and had the Company not entered into the Tax Receivable Agreement. Such increase or decrease will be calculated under the Tax Receivable Agreement without regard to any transfers of Post-Merger Repay Units or distributions with respect to Post-Merger Repay Units before the exchange under the Exchange Agreement.

The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits of the Tax Receivable Agreement.

We expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Hawk Parent, the payments that we may make under the Tax Receivable Agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual cash tax savings that we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to the Company by Hawk Parent are not sufficient to permit the Company to make payments under the Tax Receivable Agreement after it has paid taxes. Late payments under the Tax Receivable Agreement generally will accrue interest at an uncapped rate equal to LIBOR plus 500 basis points. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by Repay Unitholders. The rights of each party under the Tax Receivable Agreement other than the Company are assignable.

Corsair Stockholders Agreement

In connection with the Closing, we entered into a Stockholders Agreement with Corsair (the “Corsair Stockholders Agreement”). Pursuant to the Corsair Stockholders Agreement, (i) for so long as Corsair and its affiliates beneficially own at least 12% of the outstanding Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement), Corsair will have the right to select two designees to be nominated for election to our Board by the nominating and governance committee of the Board (consisting of one Class I director (whose initial term expires at the Company’s annual meeting of stockholders in 2020, and whose subsequent terms will last until the Company’s third succeeding annual meeting of stockholders thereafter) and one Class II director (whose initial term expires at the Company’s annual meeting of stockholders in 2021, and whose subsequent terms will last until the Company’s third succeeding annual meeting of stockholders thereafter)) and (ii) for so long as Corsair and its affiliates beneficially own at least 5% of the outstanding Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement), Corsair will have the right to select one designee to be nominated by the nominating and governance committee of the Board (with the director’s class depending on which of its prior

Corsair designees is then serving, and if none, then Corsair will be entitled to determine whether its designee will be nominated as a Class I director or a Class II director (such designees, the “Corsair Designees”).

In the event that William Jacobs ceases to serve as a director of the Company, Corsair will have the right to select one designee to be nominated by the nominating and governance committee of the Board as a Class III director (whose initial term expires at the Company’s annual meeting of stockholders in 2022, and whose subsequent terms will last until the Company’s third succeeding annual meeting of stockholders thereafter) a new independent director (the “New Neutral Director” and, either Mr. Jacobs or the New Neutral Director, the “Neutral Director”); provided that, if at the time of such designation Corsair and its affiliates beneficially own less than 23% of the Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement), the nominating and governance committee of the Board will have the right to approve any such Neutral Director. Each Corsair Designee and New Neutral Director must be eligible to serve as a director, and the Neutral Director and all but one of the Corsair Designees must also be considered “independent”, in each case under applicable Nasdaq rules (or any other market upon which shares of Class A common stock are then traded). The Corsair Designees and the New Neutral Director may only be removed with the consent of Corsair, and in the event of any vacancy with respect to the seat of a Corsair Designee or the New Neutral Director, we will use our best efforts to fill such vacancy with a person designated by Corsair. We have also generally agreed to use our best efforts to cause the Corsair Designees and the Neutral Director to be elected to our Board. Additionally, any change in the size of our Board requires the consent of Corsair. Each Corsair Designee and the Neutral Director will be entitled to receive compensation consistent with the compensation received by other non-employee directors, including any fees and equity awards, and will be entitled to the same rights and privileges applicable to all other members of our Board, including indemnification and exculpation rights and director and officer insurance.

Founders’ Stockholders Agreement

In connection with the Closing, the Company entered into a Stockholders Agreement with Mr. Alias and Mr. Morris (together, the “Repay Founders”) (the “Founders’ Stockholders Agreement”).

Under the Founders’ Stockholders Agreement, Mr. Morris and Mr. Alias will serve on our Board (with Mr. Alias being a Class I director and Mr. Morris being a Class III director). The Founders’ Stockholders Agreement provides that (i) if Mr. Morris ceases to serve as Chief Executive Officer of the Company, he will immediately resign as a director and will no longer be entitled to be designated to our Board, and (ii) if Mr. Alias ceases to serve as President of the Company, he will immediately resign as a director and no longer be entitled to be designated to our Board. If Mr. Morris and/or Mr. Alias resign, upon their termination, the Repay Founders together will be entitled to designate one designee for nomination to our Board as an independent director to replace the resigning director(s) (but no more than one independent director in total), which independent director will be subject to the approval of Corsair if Corsair and its affiliates collectively beneficially own at least 5% of the outstanding Class A common stock (including pursuant to Post-Merger Repay Units) (the “Independent Founder Designee” and together with either Mr. Morris and Mr. Alias if serving as a designee under the foregoing provisions, the “Founder Designees”).

Each Founder Designee must be eligible to serve as a director, and the Independent Founder Designee must be independent, in each case under applicable Nasdaq rules (or any other market upon which shares of Class A common stock are then traded). Mr. Morris and Mr. Alias may only be removed upon termination of service as described above, and the Independent Founder Designee may only be removed with the consent of the Repay Founders. In the event of any vacancy with respect to the seat of the Independent Founder Designee, we will use our best efforts to fill such vacancy with such person as designed by the Repay Founders (and approved by Corsair, if applicable). We also agree to use our best efforts to cause the Founder Designees to be elected to our Board. Additionally, any change in the size of our Board requires the consent of the Repay Founders. Mr. Morris and Mr. Alias will not be entitled to compensation (other than as officers of the Company and expense reimbursements), but the Independent Founder Designee will be entitled to receive compensation consistent with the compensation received by other non-employee directors, including any fees and equity awards. Each Founder Designee will be entitled to the same rights and privileges applicable to all other members of Board, including indemnification and exculpation rights and director and officer insurance.

Sponsor Stockholders Agreement

In connection with the Closing, the Company entered into a Stockholders Agreement with the Sponsor (the “Sponsor Stockholders Agreement”).

Under the Sponsor Stockholders Agreement for the Sponsor, Peter J. Kight (or in the event of his death or incapacity, Robert H. Hartheimer) (the “Sponsor Designator”) had the right to designate an individual (the “Sponsor Designee”) to be nominated to serve as a Class I director on the Company Board; provided, that such Sponsor Designee must have been eligible to serve as a director, qualify as “independent” and be qualified to serve on the audit committee of the Board, in each case under applicable Nasdaq rules (or any other market upon which shares of Class A common stock are then traded), and be willing to serve on the audit committee. The Sponsor Designator agreed to continue to designate Mr. Garcia as the Sponsor Designee as long as Mr. Garcia is willing to serve on the Company Board and meets the requirements to serve as the Sponsor Designee as described above.

The Sponsor Stockholders Agreement terminated when the lock-up restrictions under the Insider Letter Agreement expired on January 7, 2020.

Repay Unitholders Registration Rights Agreement

In connection with the Closing, we entered into the Repay Unitholders Registration Rights Agreement with Corsair and the other Repay Unitholders. Under the Repay Unitholders Registration Rights Agreement, the Repay Unitholders are entitled to registration rights that obligate the Company to register for resale under the Securities Act all or any portion of the shares of Class A common stock issuable upon exchange for Post-Merger Repay Units pursuant to the Exchange Agreement so long as such shares are not then restricted under any applicable support agreement or escrow agreement.

Under the Repay Unitholders Registration Rights Agreement, we have agreed to indemnify the Repay Unitholders and each underwriter and each of their respective controlling persons against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Shares, unless such liability arises from their misstatement or omission, and Repay Unitholders have agreed to indemnify the Company and our officers and directors and controlling persons against all losses caused by their misstatements or omissions in those documents.

Support Agreements

Simultaneously with the execution of the Merger Agreement (other than Richard E. Thornburgh, who entered into such agreement on May 9, 2019), each of (i) Corsair, (ii) John A. Morris and Shaler V. Alias (each of whom are Repay Unitholders who serve as Company directors) (the “Repay Unitholder Directors”) and (iii) Jeremy Schein and Richard E. Thornburgh (each of whom are representatives of Corsair and serve as Company directors) (the “Corsair Directors”) entered into support agreements (collectively, the “Support Agreements”) in favor of Thunder Bridge and Hawk Parent and their present and future successors and subsidiaries. The Support Agreements executed by each of Corsair and the Repay Unitholder Directors provided for each of Corsair and the Repay Unitholder Directors to vote in favor of the Merger Agreement and related transactions. They also each agreed to a lock-up for a period of six months after the Closing with respect to the any securities of the Company that they received under the Merger Agreement, and they each agreed to non-competition and non-solicitation covenants.

Amended Operating Agreement

Concurrently with the completion of the Business Combination, the existing amended and restated limited liability company agreement of Hawk Parent was amended and restated in its entirety to become the Amended Operating Agreement. Pursuant to the Amended and Restated Operating Agreement, the Post-Merger Repay Units are entitled to share in the profits and losses of Hawk Parent and to receive distributions as and if declared by the managing member of Hawk Parent and will have no voting rights. The Company, as managing member of Hawk Parent may, in its sole discretion, authorize distributions to the Hawk Parent members. All such distributions will be made pro rata in accordance with each member’s interest in Hawk Parent.

The Amended Operating Agreement also provides for cash distributions, which we refer to as “tax distributions,” to the holders of Post-Merger Repay Units if the Company, as the sole managing member of Hawk Parent, reasonably determines that a holder, by reason of holding Post-Merger Repay Units, incurs an income tax liability. Generally, these tax distributions will be computed based on the Company’s estimate of the net taxable income of Hawk Parent multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the non-deductibility of certain expenses and the character of the Company’s income).

Upon the liquidation or winding up of Hawk Parent, all net proceeds thereof will be distributed one hundred percent (100%) to the holders of Post-Merger Repay Units, pro rata based on their percentage interests.

Escrow Agreement

In connection with the Business Combination, we entered into an escrow agreement with the Repay Unitholders and Continental Stock Transfer & Trust Company, as escrow agent, whereby we agreed to deposit 60,000 Post-Merger Repay Units to cover any negative post-Closing adjustments to the Merger Consideration for the Closing Adjustment Items. For purposes of the Merger Agreement and the Escrow Agreement, the Escrow Units are ascribed a value of $10.00 per unit, with an aggregate value of $600,000. On October 1, 2019, in connection with the post-closing adjustment provisions of the Merger Agreement, 39,674 Post-Merger Repay Units were cancelled and 20,326 Post-Merger Repay Units were released from escrow and are no longer subject to forfeiture. Of the Post-Merger Repay Units released from escrow, 13,121 Post-Merger Repay Units were released to Corsair, 2,616 Post-Merger Repay Units were released to Mr. Morris (including certain affiliated entities), 2,348 Post-Merger Repay Units were released to Mr. Alias (including certain affiliated entities), 431 Post-Merger Repay Units were released to Mr. Murphy (including certain affiliated entities), 352 Post-Merger Units were released to Mr. Kirk, 144 Post-Merger Units were released to Ms. Perlmutter, 137 Post-Merger Units were released to Mr. Jackson, 105 Post-Merger Units were released to Mr. Moore, and 205 Post-Merger Units were released to Mr. Jacobs.

Earn-Out Units

Pursuant to the Merger Agreement, we agreed to issue up to 7,500,000 additional Post-Merger Repay Units (the “Earn-Out Units”) to Corsair and the other Repay Unitholders as follows (i) if, within the twelve month anniversary of the Closing, the volume weighted average price of the Class A common stock is greater than or equal to $12.50 over any 20 trading days within any 30 trading day period, the Repay Unitholders would be entitled to receive 50% of the Earn-Out Units; and (ii) if, within the twenty-four month anniversary of the Closing, the volume weighted average price of the Class A common stock is greater than or equal to $14.00 over any 20 trading days within any 30 trading day period, the Repay Unitholders would be entitled to receive 100% of the Earn-Out Units.

On September 30, 2019, the triggering event for the issuance of the first tranche of Earn-Out Units to the Repay Unitholders occurred, as the volume weighted average closing price per share of the Company’s Class A common stock as of that date had been greater than or equal to $12.50 over any 20 trading days within any 30 trading day period. As a result, we issued 3,750,000 Earn-Out Units to the Repay Unitholders on October 1, 2019, which included 2,299,615 Post-Merger Repay Units to Corsair, 458,504 Post-Merger Repay Units to Mr. Morris (including certain affiliated entities), 411,548 Post-Merger Repay Units to Mr. Alias (including certain affiliated entities), 75,415 Post-Merger Repay Units to Mr. Murphy (including certain affiliated entities), 61,645 Post-Merger Units to Mr. Kirk, 25,212 Post-Merger Units to Ms. Perlmutter, 24,022 Post-Merger Units to Mr. Jackson, 18,415 Post-Merger Units to Mr. Moore, and 35,880 Post-Merger Units to Mr. Jacobs.

On December 24, 2019, the triggering event for the issuance of the second tranche of Earn-Out Units to the Repay Unitholders occurred, as the volume weighted average closing price per share of the Company’s Class A common stock as of that date had been greater or equal to than or equal to $14.00 over any 20 trading days within any 30 trading day period. As a result, we issued 3,750,000 Earn-Out Units to the Repay Unitholders on December 31, 2019, which included 2,299,615 Post-Merger Repay Units to Corsair, 458,504 Post-Merger Repay Units to Mr. Morris (including certain affiliated entities), 411,548 Post-Merger Repay Units to Mr. Alias (including certain affiliated entities), 75,415 Post-Merger Repay Units to Mr. Murphy (including certain affiliated entities), 61,645 Post-Merger Units to Mr. Kirk, 25,212 Post-Merger Units to Ms. Perlmutter, 24,022 Post-Merger Units to Mr. Jackson, 18,415 Post-Merger Units to Mr. Moore, and 35,880 Post-Merger Units to Mr. Jacobs.

Indemnification of Directors and Officers

Our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our Articles of Incorporation provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

In addition, we have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement to the fullest extent permitted under the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Statement of Policy Regarding Transactions with Related Persons

We have adopted a formal written policy providing that our officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the nominating and corporate governance committee, subject to certain exceptions. For more information, see the section entitled “Management.”

Director Independence

Our common stock is listed on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in

Rule 10A-3 under the Exchange Act and the rules of Nasdaq. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the rules of Nasdaq.

In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 under the Exchange Act and under the rules of Nasdaq, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

The Board has undertaken a review of the independence of each director and considered whether each director has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the Board has determined that Ms. Goebel and Messrs. Hartheimer, Jacobs, Thornburgh, Kight, Schein and Garcia are “independent directors” as defined under the listing requirements and rules of Nasdaq and the applicable rules of the Exchange Act.

PRINCIPAL AND SELLING SECURITYHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Post-Merger Repay Units that, upon the consummation of this offering and transactions related thereto, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of our Board;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the Selling Securityholders.

The shares that may be issued upon exchange of Post-Merger Repay Units are exchangeable pursuant to the terms of an Exchange Agreement. For more information, see the section entitled “Certain Relationships and Related Party Transactions — Post-Business Combination Arrangements — Exchange Agreement.” For more information regarding certain relationships between us and the Selling Securityholders, see the section entitled “Certain Relationships and Related Party Transactions.”

Beneficial ownership is determined in accordance with the rules of the SEC, which generally deem a person to beneficially own any shares of our Class A common stock the person has or shares voting or dispositive power over and any additional shares obtainable within 60 days through the exercise of options, warrants or other purchase rights. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned. Percentage of beneficial ownership is based on 40,401,264 shares of our Class A Common Stock and 29,505,623 Post-Merger Repay Units outstanding on April 24, 2020.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. No director or executive officer has pledged any of the shares or units disclosed below. Unless otherwise noted, the business address of each of the following entities or individuals is 3 West Paces Ferry Road, Suite 200, Atlanta, Georgia 30305.

	Securities Beneficially Owned Before this Offering					Securities Beneficially Owned Upon Completion of this Offering (Assuming No Exercise of the Underwriters’ Over-Allotment Option)				Securities Beneficially Owned Upon Completion of this Offering (Assuming the Underwriters’ Over- Allotment Option is Exercised in Full)
Name	Class A Common Stock (1)	% of Class A Common Stock (1)	Class V Common Stock / Post- Merger Repay Units (2)	% of Class V Common Stock / Post- Merger Repay Units (2)	Total Number of Shares of Class A Common Stock to be Offered Pursuant to this Prospectus (3)	Class A Common Stock (3)	% of Class A Common Stock (4)	Class V Common Stock / Post- Merger Repay Units (3)(4)	% of Class V Common Stock / Post- Merger Repay Units (4)	Class A Common Stock (3)	% of Class A Common Stock (4)	Class V Common Stock / Post- Merger Repay Units (3)(4)	% of Class V Common Stock / Post- Merger Repay Units (4)
Directors and Named Executive Officers:
John Morris(5)	845,312	2.1%	3,658,529	12.4%
Shaler Alias(6)	315,979	*	3,318,073	11.2%
Timothy J. Murphy(7)	401,914	1.0%	463,965	1.6%
Paul R. Garcia	65,800	*	—	—
Maryann Goebel	—	—	—	—
Robert H. Hartheimer	70,169	*	—	—
William Jacobs(8)	—	—	225,202	*
Peter J. Kight	1,302,956	3.2%	—	—
Jeremy Schein(9)	—	—	—	—
Richard E. Thornburgh(10)	16,600	*	—	—
All Directors and Executive Officers as a group (14 persons):	4,149,556	10.3%	8,460,884	28.7%
5% Stockholders:
CC Payment Holdings, L.L.C.(11)	—	—	19,564,816	66.3%
Neuberger Berman Group(12)	4,004,058	9.9%	—	—
Baron Small Cap Fund(13)	3,500,000	8.7%	—	—
Monroe Capital Management Advisors, LLC(14)	2,500,000	6.2%	—	—
Westwood Management Corp.(15)	2,171,257	5.4%	—	—

*	Less than one percent.
(1)

Interests shown consist solely of Class A common stock and does not reflect the ownership of the Post-Merger Repay Units or the Class A common stock exchangeable therefore pursuant to the Exchange Agreement (for more information, see the section entitled “Certain Relationships and Related Party Transactions — Post-Business Combination Arrangements — Exchange Agreement”). Subject to the terms of the Exchange Agreement and the Hawk Parent Limited Liability Company Agreement, each holder of a Post-Merger Repay Unit, subject to certain limitations, has the right to cause Hawk Parent to acquire all or a portion of its Post-Merger Repay Units for shares of our Class A common stock at an initial exchange ratio of one share of Class A common stock for each Post-Merger Repay

Unit exchanged (subject to adjustments for any subdivisions or combination of the Post-Merger Repay Units that is not accompanied by an identical subdivision or combination of our Class A common stock or, by any such subdivision or combination of our Class A common stock that is not accompanied by an identical subdivision or combination of the Post-Merger Repay Unit). In connection with such exchange, the corresponding number of shares of Post-Merger Repay Units will be cancelled. Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by such holder of its exchange right. As a result, beneficial ownership of Class V common stock and Post-Merger Repay Units is not reflected as beneficial ownership of shares of our Class A common stock for which such Post-Merger Repay Units may be exchanged.
(2)

Each holder of Post-Merger Repay Units also holds one share of Class V common stock and is entitled to a number of votes that is equal to the product of (i) the total number of Post-Merger Repay Units held by such holder multiplied by (ii) the exchange ratio between the Post-Merger Repay Units and Class A common stock, which will initially be one-for-one. Subject to the terms of the Exchange Agreement, the Post-Merger Repay Units are initially exchangeable for shares of Class A common stock.

(3)

This column assumes the exchange and sale of all Post-Merger Repay Units held by the Selling Securityholders and offered pursuant to this prospectus but does not assume the exchange or sale of any other Post-Merger Repay Units. Subject to the terms of the Exchange Agreement, the Post-Merger Repay Units are initially exchangeable for shares of Class A common stock on a one-for-one basis.

(4)

The calculation of the percentage ownership for each Selling Securityholder assumes the exchange and sale of all Post-Merger Repay Units held by the Selling Securityholder and offered pursuant to this prospectus, but does not assume the exchange or sale of any other Post-Merger Repay Units held by any other Selling Securityholder.

(5)

Represents securities held of record by (i) John Morris, individually, (ii) the 2018 JAM Family Charitable Trust dated March 1, 2018 (the “JAM Family Charitable Trust”) and (iii) JOSEH Holdings, LLC (together with the JAM Family Charitable Trust, the “Morris Entities”). John Morris owns all of the voting ownership interests of JOSEH Holdings, LLC and serves as the sole member of its board of managers. John Morris is the sole trustee of the JAM Family Charitable Trust. Mr. Morris has voting and investment power over the securities held by the Morris Entities. Mr. Morris has sole voting power over 4,503,841 shares and sole dispositive power over 4,024,866 shares. The number of shares of Class A common stock beneficially owned by Mr. Morris includes 478,975 shares of restricted Class A common stock that remain subject to time-based vesting. JOSEH Holdings has sole voting and dispositive power over 3,149,397 shares. Mr. Morris is an officer and director of the Company.

(6)

Represents securities held of record by (i) Shaler Alias, individually, and (ii) Alias Holdings, LLC (“Alias Holdings”). Shaler Alias owns all of the voting ownership interests of Alias Holdings. He also serves as the sole member of its board of managers. Mr. Alias has voting and investment power over the securities held by Alias Holdings. Mr. Alias has sole voting power over 3,634,052 shares and sole dispositive power over 3,464,608 shares. The number of shares of Class A common stock beneficially owned by Mr. Alias includes 169,444 shares of restricted Class A common stock that remain subject to vesting. Alias Holdings has sole voting and dispositive power over 3,172,988 shares. Mr. Alias is an officer and director of the Company.

(7)

Represents securities held of record by (i) Timothy Murphy, individually, and (ii) The Murphy Family Irrevocable Trust u/a/d December 31, 2018 (the “Murphy Trust”). Timothy Murphy is the investment adviser of the Murphy Trust. Mr. Murphy has voting and investment power over the securities held by the Murphy Trust. Mr. Murphy has sole voting power over 865,879 shares and sole dispositive power over 609,715 shares. The number of shares of Class A common stock beneficially owned by Mr. Murphy includes 256,164 shares of restricted Class A common stock that remain subject to vesting. The Murphy Trust has sole voting and dispositive power over 463,965 shares. Mr. Murphy is an officer of the Company.

(8)	Excludes shares listed in footnote 11 below. Mr. Jacobs is an Operating Partner of Corsair Capital LLC. Mr. Jacobs is a director of the Company.
(9)	Excludes shares listed in footnote 11 below. Mr. Schein is a Partner of Corsair Capital LLC. Mr. Schein is a director of the Company.
(10)	Excludes shares listed in footnote 11 below. Mr. Thornburgh is a Senior Advisor of Corsair Capital LLC. Mr. Thornburgh is a director of the Company.
(11)

Based solely on information obtained from Amendment No. 2 to Schedule 13D filed with the SEC on January 3, 2020, and represents securities held of record by CC Payment Holdings, L.L.C. (the “Payment Holdings LLC”). Corsair Capital LLC is the general partner of (a) Corsair IV Management AIV, L.P. (“Corsair IV AIV”), which is the general partner of Corsair IV Payment Holdings Partners, L.P. (which holds all of the limited liability company interests of the Payment Holdings LLC), and (b) Corsair IV Management L.P. (“Corsair IV”), which is (i) the managing member of the Payment Holdings LLC, and (ii) the general partner of Corsair IV Payment Holdings Investors, L.P. (the majority limited partner of Corsair IV Payment Holdings Partners, L.P.) (collectively, the “Corsair Entities”). As such, each of the Corsair Entities may be deemed to have beneficial ownership of the securities held by Payment Holdings LLC. The Corsair Entities have shared voting power and dispositive power over the shares. The principal business address for each of the entities and the persons identified in this paragraph is c/o Corsair Capital, 717 Fifth Avenue, 24th Floor, New York, NY 10022.

(12)

Based solely on information obtained from Amendment No. 2 to Schedule 13G filed with the SEC on March 10, 2020 by Neuberger Berman Group LLC and represents securities held of record by (i) Neuberger Berman Group LLC, (ii) Neuberger Berman Investment Advisers LLC, (iii) Neuberger Berman Alternative Funds, (iv) Neuberger Berman Long Short Fund and (v) Neuberger Berman Equity Funds (the “Neuberger Entities”). Neuberger Berman Group LLC and its affiliates may be deemed to be beneficial owners of securities for purposes of Exchange Act Rule 13d-3 because they or certain affiliated persons have shared power to retain, dispose of or vote the securities of unrelated clients. Neuberger Berman Group LLC and Neuberger Berman Investment Advisers LLC have shared voting power with respect to 3,998,172 shares and shared power to dispose of 4,004,058 shares. Neuberger Berman Alternative Funds and Neuberger Berman Long Short Fund have shared voting and dispositive power for 2,091,758 shares. Neuberger Berman Equity Funds has shared voting power and dispositive power over 1,065,327 shares. The primary business address of the Neuberger Entities is 1290 Avenue of the Americas, New York, NY 10104.
(13)

Based solely on information contained in the Schedule 13G filed with the SEC on February 18, 2020, and represents securities held of record by BAMCO Inc., Baron Capital Group, Inc. and Ronald Baron, who have shared voting power and shared dispositive power over the shares. BAMCO Inc. (“BAMCO”) and Baron Capital Management, Inc. (“BCM”) are subsidiaries of Baron Capital Group, Inc. (“BCG”) and Ronald Baron owns a controlling interest in BCG. The principal business address for each of the entities and persons identified in this paragraph is 767 Fifth Avenue, 49th Floor, New York, NY 10153.

(14)

Based solely on information contained in the Schedule 13G filed with the SEC on July 22, 2019, and does not include the 976,116 shares listed in the Prospectus Supplement filed with the SEC on November 19, 2019 by Repay. Monroe Capital Management Advisors, LLC (“MCMA”) is investment advisor of (i) Monroe Capital Private Credit Fund II LP (“Credit Fund II”); (ii) Monroe Capital Private Credit Fund II (Unleveraged) LP (“Unleveraged Credit Fund II”); (iii) Monroe Capital Private Credit Fund II-O (Unleveraged Offshore) LP (“Unleveraged Offshore Credit Fund II”); (iv) Monroe Capital Private Credit Fund III LP (“Credit Fund III”); (v) Monroe Capital Private Credit Fund III (Unleveraged) LP (“Unleveraged Credit Fund III”); (vi) Monroe Capital Fund SV S.a.r.l. — Fund III (Unleveraged) Compartment (“Unleveraged Offshore Credit Fund III”); (vii) Monroe Capital Private Credit Fund III (Lux) Financing Holdco LP (“Lux Credit Fund III”); (viii) Monroe Private Credit Fund A LP (“Credit Fund A” and, collectively with Credit Fund II, Unleveraged Credit Fund II, Unleveraged Offshore Credit Fund II, Credit Fund III, Unleveraged Credit Fund III, Unleveraged Offshore Credit Fund III and Lux Credit Fund III, the “Monroe Funds”). Based solely on information contained in the Schedule 13G filed with the SEC on July 11, 2019, (i) Credit Fund II had shared voting and dispositive power over 387,038 shares, (ii) Unleveraged Credit Fund II had shared voting and dispositive power over 52,597 shares, (iii) Unleveraged Offshore Credit Fund II had shared voting and dispositive power over 60,365 shares, (iv) Credit Fund III had shared voting and dispositive power over 668,925 shares, (v) Unleveraged Credit Fund III had shared voting and dispositive power over 158,925 shares, (vi) Unleveraged Offshore Credit Fund III had shared voting and dispositive power over 156,237 shares, (vii) Lux Credit Fund III had shared voting and dispositive power over 265,913 shares and (viii) Credit Fund A had shared voting and dispositive power over 750,000 shares. As the investment of each of the Monroe Funds, MCMA may be deemed to beneficially own the shares of Class A common stock directly owned by the Monroe Funds and has shared voting and dispositive power over the shares. Mr. Theodore Koenig has voting and dispositive power over any such shares due to his ownership interests in MCMA. Mr. Koenig disclaims beneficial ownership over any shares of Class A common stock held by the Monroe Funds and MCMA. The principal business address of Monroe Capital Management Advisors, LLC is 311 South Wacker Drive, Suite 6400, Chicago, IL 60606.

(15)

Based solely on information contained in the Schedule 13G filed with the SEC on February 14, 2020 by Westwood Management Corp. (“Westwood”). Westwood has sole voting power and sole dispositive power with respect to the shares. The principal business address for Westwood is 200 Crescent Court, Suite 1200, Dallas, TX 75201.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our capital stock is not intended to be a complete summary of the rights and preferences of such capital stock, and is qualified by reference to our Certificate of Incorporation and Bylaws, which are exhibits to the registration statement of which this prospectus is a part. For a more complete understanding of our capital stock, we encourage you to read carefully each of our Certificate of Incorporation and Bylaws, each as may be amended, and the applicable provisions of the laws of the State of Delaware.

Authorized and Outstanding Stock

The Certificate of Incorporation authorizes the issuance of 2,200,001,000 shares, consisting of (i) 200,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”), (ii) 2,000,000,000 shares of Class A common stock, par value $0.0001 per share, and (iii) 1,000 shares of Class V common stock, par value $0.0001 per share.

Class A Common Stock

Holders of Class A common stock have all the rights, powers and privileges provided for in our Certificate of Incorporation. All shares of Class A common stock are fully paid and non-assessable.

Voting Rights

Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. The holders of Class A common stock do not have cumulative voting rights in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class A common stock, as such, have no voting power with respect to, and are not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Dividend Rights

Subject to applicable law and preferences that may be applicable to any outstanding Preferred Stock, the holders of shares of Class A common stock are entitled to receive such dividends, if any, as may be declared from time to time by our Board out of funds legally available therefor.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of the Company’s debts and other liabilities, subject to prior distribution rights of Preferred Stock or any class or series of stock having a preference over the Class A common stock, then outstanding, if any.

Other Rights

The holders of Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of the Class A common stock will be subject to those of the holders of any shares of the Preferred Stock the Company may issue in the future.

Class V Common Stock

Holders of Class V common stock have all the rights, powers and privileges provided for in our Certificate of Incorporation. All shares of Class V common stock are fully paid and non-assessable.

Voting Rights

Each holder of Class V common stock is entitled, without regard to the number of shares of Class V common stock (or a fraction thereof) held by it, to a number of votes that is equal to the product of (x) the total number of Post-Merger Repay Units held by such holder as set forth in the books and records of Hawk Parent multiplied by (y) an exchange rate defined in the Exchange Agreement, on all matters on which stockholders generally or holders of Class V common stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Company’s capital stock). The holders of shares of Class V common stock do not have cumulative voting rights in the election of directors. Holders of shares of Class V common stock will vote together with holders of the Class A common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class V common stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Dividend Rights

The holders of the Class V common stock do not participate in any dividends declared by our Board.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class V common stock are not entitled to receive any assets of the Company.

Other Rights

The holders of shares of Class V common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class V common stock.

Issuance and Retirement of Class V Common Stock

In the event that any outstanding share of Class V common stock ceases to be held directly or indirectly by a holder of a Post-Merger Repay Unit as set forth in the books and records of Hawk Parent, such share will automatically be transferred to the Company for no consideration and thereupon will be retired. The Company will not issue additional shares of Class V common stock after the adoption of the Certificate of Incorporation other than in connection with the valid issuance or transfer of Post-Merger Repay Units in accordance with the governing documents of Hawk Parent.

Preferred Stock

No shares of Preferred Stock are currently issued or outstanding. The Certificate of Incorporation authorizes our Board to establish one or more series of Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Preferred Stock will be available for issuance without further action by the holders of the Class A common stock. Our Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock.

The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of Preferred Stock may adversely affect the holders of the Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock and the Class V common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Class A common stock. At present, we have no plans to issue any Preferred Stock.

Dividends

Upon completion of the Business Combination, the Company became a holding company with no material assets other than its interest in Hawk Parent. We intend to cause Hawk Parent to make distributions to Repay Unitholders in amounts sufficient to cover applicable taxes and other obligations under the Tax Receivable Agreement as well as any cash dividends declared by us. The Amended and Restated Operating Agreement of Hawk Parent provides that pro rata cash distributions be made to Repay Unitholders (including us) at certain assumed tax rates.

We have not paid any cash dividends on our Class A common stock to date. The payment of cash dividends is dependent upon our revenues and earnings, if any, capital requirements and general financial condition subject to funds legally available therefore. The payment of any cash dividends is within the discretion of our Board. In addition, our Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, our ability to declare dividends may be limited by restrictive covenants contained in the agreements governing the indebtedness of our subsidiaries.

Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law

The Certificate of Incorporation, the Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of our Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock. The Certificate of Incorporation provides that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or shareholders meeting of such stockholders and may not be effected by any consent in writing by such holders unless such action is recommended by all directors of our Board then in office, except that holders of Class V common stock or one or more series of Preferred Stock, if such series are expressly permitted to do so by the certificate of designation relating to such series, may take any action by written consent if such action permitted to be taken by such holders and the written consent is signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Election of Directors and Vacancies

The Certificate of Incorporation provides that our Board will determine the number of directors who will serve on the board, provided that no more than fifteen directors may serve on our Board at any time. The exact number of directors will be fixed from time to time by a majority of our Board. Our Board is divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing of the Business Combination. Class II and Class III directors will initially serve for a term expiring at the second and third annual meeting of stockholders following the Closing of the Business Combination, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There is no limit on the number of terms a director may serve on our Board.

In addition, the Certificate of Incorporation provides that any vacancy on our Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by the affirmative vote of a majority of the directors then in office, subject to the provisions of the Stockholder Agreements entered into in connection with the Business Combination and any rights of the holders of Preferred Stock.

Notwithstanding the foregoing provisions of this section, each director will serve until his successor is duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of directors constituting our Board will shorten the term of any incumbent director.

Business Combinations

The Company has elected not to be governed by Section 203 of the DGCL. Notwithstanding the foregoing, the Certificate of Incorporation provides that the Company will not engage in any “business combinations” (as defined in the Certificate of Incorporation), at any point in time at which the Company’s Class A common stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any “interested stockholder” (as defined in the Certificate of Incorporation) for a three-year period after the time that such person became an interested stockholder unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by our Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Company which is not owned by the interested stockholder.

Under the Certificate of Incorporation, a “business combination” is defined to generally include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The Certificate of Incorporation expressly excludes certain of the Company’s stockholders with whom the Company will enter into stockholders agreements, certain of their respective transferees and their respective successors and affiliates from the definition of “interested stockholder” irrespective of the percentage ownership of the total voting power beneficially owned by them. Under certain circumstances, such provisions in the Certificate of Incorporation make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, such provisions in the Certificate of Incorporation could have an anti-takeover effect with respect to certain transactions which our Board does not approve in advance. Such provisions may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Quorum

Our Bylaws provide that at any meeting of our Board, a majority of the total number of directors then in office constitutes a quorum for all purposes.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting.

General Stockholder Meetings

The Certificate of Incorporation provides that special meetings of stockholders may be called only by or at the direction of our Board, the Chairman of the Board or the Chief Executive Officer.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. For any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of the Company following the adoption of the Bylaws, the date of the preceding annual meeting will be deemed to be May 31 of the preceding calendar year). The Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Stockholder Parties (as defined in the Bylaws) so long as their respective stockholders agreements remains in effect. The Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Supermajority Provisions

The Certificate of Incorporation and the Bylaws provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. Any amendment, alteration, rescission or repeal of the Bylaws by the Company’s stockholders requires the affirmative vote of the holders of at least 80% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Certificate of Incorporation provides that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class:

•	the provision requiring an 80% supermajority vote for stockholders to amend the Bylaws;

•	the provisions providing for a classified board of directors (the election and term of directors);

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provisions regarding the election not to be governed by Section 203 of the DGCL;

•	the provisions regarding competition and corporate opportunities; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Exclusive Forum

The Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) action asserting a claim against the Company or any director or officer of the Company (a) arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine will, to the fullest extent permitted by law, be solely and exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction. This forum selection provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act, as amended, or any claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in the Certificate of Incorporation. However, it is possible that a court could find the Company’s forum selection provisions to be inapplicable or unenforceable. Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Company’s directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Company’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of the Company or its subsidiaries. The Certificate of Incorporation provides that, to the fullest extent permitted by law, none of the non-employee directors or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the Company or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Certificate of Incorporation does not renounce the Company’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for the Company unless (x) it would be permitted to undertake the opportunity, financially, legally and contractually, (y) the opportunity would be in line with the Company’s business and (z) the opportunity is one in which the Company has interest or reasonable expectancy.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Bylaws provide that the Company must indemnify and advance expenses to directors and officers to the fullest extent authorized by the DGCL. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Certificate of Incorporation and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of the Company’s directors, officers or employees for which indemnification is sought.

Stockholders Agreements

Pursuant to the Stockholders Agreements that the Company entered into with Corsair, the Sponsor, and the Repay Founders at the Closing in connection with the Merger, the Company agreed to nominate Corsair’s designees and Paul R. Garcia (or, if Mr. Garcia no longer desires to serve on our Board or does not meet the requirements of the designee under the Sponsor’s Stockholders Agreement, a person designated by Peter J. Kight (or in the event of his death or incapacity, Robert H. Hartheimer)) to serve on our Board for so long as each of them and their respective affiliates beneficially own certain specified percentages of the Company’s Class A common stock. In addition, Mr. Morris, who serves as Chief Executive Officer of the Company, and Mr. Alias, who serves as President of the Company, will have the right to be designated or nominated as directors of our Board so long as they serve the Company in those respective positions pursuant to their Stockholders Agreement, and will have the right to designate one separate director (subject to Corsair approval) if they do not continue to serve, as long as they together beneficially own a certain specified percentage of the Company’s common stock (including Post-Merger Repay Units exchangeable for shares of the Company’s Class A common stock pursuant to the Exchange Agreement). For more information, each of the Stockholders Agreements is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference. See the section entitled “Certain Relationships and Related Party Transactions — Post-Business Combination Agreements — Founders’ Stockholders Agreement” and “— Sponsor Stockholders Agreement” for more information regarding the Founders’ Stockholders Agreement and the Sponsor Stockholders Agreement.

Stockholder Registration Rights

The Company, the Sponsor and certain other holders named therein are parties to the Founder Registration Rights Agreement, pursuant to which the Sponsor has certain registration rights in respect of its Class A common stock. Upon the completion of the Business Combination, the Company entered into the Repay Unitholders Registration Rights Agreement with Corsair and the other Repay Unitholders pursuant to which such parties have specified rights to require the Company to register all or a portion of their securities under the Securities Act. See the section entitled “Certain Relationships and Related Party Transactions — Post-Business Combination Agreements — Repay Unitholders Registration Rights Agreement” for more information regarding the Repay Unitholders Registration Rights Agreement.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of the Company’s common stock or warrants for at least six months would be entitled to sell their securities, provided that (i) such person is not deemed to have been one of the Company’s affiliates at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as the Company was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of the Company’s common stock or warrants for at least six months but who are the Company’s affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	one percent (1%) of the total number of shares of common stock then outstanding; or

•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by the Company’s affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, such as us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Upon the Closing of the Business Combination, we ceased to be a shell company.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Continental Stock Transfer & Trust Company.

Listing of Securities

Our Class A common stock is listed on Nasdaq under the symbol “RPAY”.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock by “Non-U.S. Holders” (as defined below). This discussion is for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, pension plans, real estate investment trusts, regulated investment companies, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge”, a “conversion transaction,” “synthetic security”, integrated investment or other risk reduction strategy, certain former citizens or permanent residents of the United States, persons who hold or receive shares of our Class A common stock pursuant to the exercise of an employee stock option or otherwise as compensation, persons that own, or are deemed to own, more than 5% of our Class A common stock (except to the extent specifically set forth below), persons subject to Section 451(b) of the Code or investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes) that hold our Class A common stock. In addition, this discussion does not address the effects of any applicable gift or estate tax, the potential application of the alternative minimum tax, or any tax considerations that may apply to Non-U.S. Holders of our Class A common stock under state, local or non-U.S. tax laws or any U.S. federal tax laws other than income tax laws.

This discussion is based on the Code, and applicable Treasury Regulations promulgated thereunder and rulings, administrative pronouncements and judicial decisions that are issued and available as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained by a court if challenged. This discussion is limited to a Non-U.S. Holder who will hold our Class A common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a court within the United States can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A common stock, the tax treatment of such partnership and a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the acquisition, ownership, and disposition of our Class A common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR

CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions On Our Class A Common Stock

In general, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” distributions, if any, paid on our Class A common stock to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. To the extent that a distribution does not constitute a dividend (because such distribution exceeds our current and accumulated earnings and profits), such amount will be treated first as reducing the Non-U.S. Holder’s basis in its shares of Class A common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder’s basis, as capital gain from the sale or exchange of such shares of Class A common stock (see Section entitled “— Gain on Sale, Exchange or Other Disposition of Our Class A Common Stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such Non-U.S. Holders must generally provide us and/or our paying agent, as applicable, with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable income tax treaty. Such certificate must be provided before the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds Class A common stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through intermediaries. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by a Non-U.S. Holder by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. federal withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, with us and/or our paying agent, as applicable, but instead generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty.

Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Gain on Sale, Exchange or Other Disposition of Our Class A Common Stock

In general, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our Class A common stock unless:

(1)

the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

(2)	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(3)

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than 5% of our Class A common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (1) above generally will be subject to U.S. federal income tax under regular U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (1) above may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax, or such lower rate specified in an applicable income tax treaty, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (3) above, a corporation is a United States real property holding corporation, or USRPHC, if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its United States real property interests, the fair market value of its worldwide real property interests plus the fair market value of its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our Class A common stock by reason of our status as a USRPHC so long as our Class A common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding Class A common stock at any time during the shorter of the five-year period ending on the date of disposition and such holder’s holding period for our Class A common stock. However, no assurance can be provided that our Class A common stock will be regularly traded on an established securities market for purposes of the rules described above. If we are a USRPHC and either our Class A common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds or is deemed to hold (directly, indirectly or constructively) more than 5% of our outstanding Class A common stock during the applicable testing period, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. In addition, if we are a USRPHC and our Class A common stock is not regularly traded on an established securities market, a Non-U.S. Holder’s proceeds received on the disposition of shares will generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence or country in which the Non-U.S. Holder was established.

Dividends paid to a Non-U.S. Holder may be subject to backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the payor as to its status as an exempt recipient, such as by completing and providing the payor with an applicable IRS Form W-8.

Proceeds from the sale or other disposition of Class A common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our Class A common stock, as well as of gross proceeds of dispositions of our Class A common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed Treasury Regulations the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, or other disposition of our Class A common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden).

Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom             is acting as representative, have severally agreed to purchase, and we and the Selling Securityholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Securityholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The Selling Securityholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to Selling Securityholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

Our Class A common stock is trading on the Nasdaq Capital Market under the trading symbol “RPAY”.

We, our directors and officers and the Selling Securityholders have agreed that, without the prior written consent of                 , we, and they, will not, and will not publicly disclose an intention to, during the period ending 90 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, in cash or otherwise; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock, whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of                  we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.

With respect to the Company, the restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by the Company of shares of Class A common stock in connection with certain acquisitions, investments or transactions that includes a bona fide commercial relationship with the Company;

•	the Company’s compliance with the Company’s existing agreements described elsewhere in this prospectus;

•	the filing by the Company of any registration statement on Form S-8;

•	the issuance of Class A common stock or securities convertible into or exercisable or exchangeable for Class A common stock under any employee benefit plan in effect on the date hereof; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the restricted period.

With respect to our directors, officers and the Selling Securityholders, the restrictions described in the eighth paragraph of this section “Underwriting” do not apply to:

•

transactions relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the Class A common stock or other securities acquired in such open market transactions;

•

transfers of shares of Class A common stock or any security convertible into Class A common stock as a bona fide gift; provided that any such shares of Class A common stock or other securities shall remain subject to the terms of the lock-up agreement;

•

distributions of shares of Class A common stock or any security convertible into Class A common stock to their limited partners, Securityholders, members, general partners, managers, directors, officers or employees or trust beneficiaries of or those of their affiliates; provided that any such shares of Class A common stock or other securities shall remain subject to the terms of the lock-up agreement;

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the restricted period;

•	sales of Class A common stock made pursuant to and in accordance with a trading plan pursuant to Rule 10b5-1 under the Exchange Act existing at the date of this prospectus;

•

transfers or dispositions of shares of Class A common stock or other securities to any trust for the direct or indirect benefit of a director, officer or Selling Securityholder or the immediate family of the relevant director, officer or Selling Securityholders in a transaction not involving a disposition for value; provided that any such shares of Class A common stock or other securities shall remain subject to the terms of the lock-up agreement;

•

transfers or dispositions of shares of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock to any corporation, partnership, limited liability company or other entity that is directly or indirectly controlling, controlled by, managing or managed by or under common control with the relevant director, officer or Selling Securityholder or their affiliates; including, for the avoidance of doubt, transfers or distributions of shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock to a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as such director, officer or Selling Securityholder or who shares a common investment advisor with the undersigned, in a transaction not involving a disposition for value; provided that any such shares of Class A common stock or other securities shall remain subject to the terms of the lock-up agreement;

•

transfers or dispositions of shares for Class A common stock or other securities (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the relevant director, officer or Selling Securityholder upon the death of the undersigned, or (y) by operation of law pursuant to a domestic order or negotiated divorce settlement; provided that any such shares of Class A common stock or other securities shall remain subject to the terms of the lock-up agreement;

•

the exchange of any unit described in the prospectus and outstanding as of the date of the prospectus into, or the exercise of any option or warrant described in the Prospectus and outstanding as of the date of the prospectus for, shares of Common Stock, provided that any such shares of Class A common stock received by the relevant shall be subject to the terms of the lock-up agreement; provided, further, that any public filing or public announcement under Section 16(a) of the Exchange Act required during the restricted period in connection with the exchange of such unit or the exercise of such stock option or warrant shall clearly indicate in the footnotes thereto or comments section thereof that the filing relates to the exchange of a unit or the exercise of a stock option or warrant, as the case may be, that no shares of Class A common stock were sold by the reporting person and that the shares of Class A common stock received upon exchange of the unit or the exercise of the stock option or warrant are subject to a lock-up agreement with the underwriters of a public offering;

•

transfers or dispositions of title to (but not beneficial ownership of) shares of Class A common stock or other securities to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under any of the foregoing clauses; provided that any such shares of Class A common stock or other securities shall remain subject to the terms of the lock-up agreement; or

•

any transfers made by a director, officer or Selling Securityholder to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements disclosed in the prospectus.

The underwriters may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Securityholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ropes  & Gray LLP.

EXPERTS

The audited consolidated financial statements of Repay Holdings Corporation and its subsidiaries (Successor) as of December 31, 2019 and for the period from July 11, 2019 to December 31, 2019, and Hawk Parent Holdings LLC and its subsidiaries (predecessor) as of December 31, 2018 and for the period from January 1, 2019 to July 10, 2019 and for the year ended December 31, 2018 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Thunder Bridge Acquisition, Ltd. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Hawk Parent Holdings LLC and its subsidiaries at December 31, 2017, and for the year ended December 31, 2017 included in this prospectus have been audited by Warren Averett, LLC, independent registered public accounting firm, as set forth in their report thereon and have been so included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of TriSource Solutions, LLC as of and for the year ended December 31, 2018 have been included in this prospectus in reliance upon the report of Honkamp Krueger & Co, P.C., upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Our website address is www.repay.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

INDEX TO FINANCIAL STATEMENTS

REPAY HOLDINGS CORPORATION

Audited Condensed Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets as of December 31, 2019 and December 31, 2018	F-4
Consolidated Statements of Operations for the periods ended December 31, 2019 and July 11, 2019 and the years ended December 31, 2018 and 2017	F-5
Consolidated Statements of Comprehensive Income for the periods ended December 31, 2019 and July 11, 2019 and the years ended December 31, 2018 and 2017	F-6
Consolidated Statements of Stockholders’ Equity for the periods ended December 31, 2019 and July 11, 2019 and the years ended December 31, 2018 and 2017	F-7
Consolidated Statements of Cash Flows for the periods ended December 31, 2019 and July 11, 2019 and the years ended December 31, 2018 and 2017	F-8
Notes to Consolidated Financial Statements	F-10

THUNDER BRIDGE ACQUISITION, LTD.

Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-39
Balance Sheets as of December 31, 2018 and December 31, 2017	F-40
Statements of Operations for the year ended December 31, 2018 and for the period from September 18, 2017 (date of inception) through December 31, 2017	F-41
Statement of Changes in Shareholder’s Equity for the year ended December 31, 2018 and for the period from September 18, 2017 (date of inception) through December 31, 2017	F-42
Statements of Cash Flows for the year ended December 31, 2018 and for the period from September 18, 2017 (date of inception) through December 31, 2017	F-43
Notes to Financial Statements	F-44

TRISOURCE SOLUTIONS, LLC

PRO FORMA FINANCIALS

Pro Forma Condensed Combined Financial Statements of Repay Holdings Corporation and TriSource Solutions, LLC	F-68
Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2019	F-70
Notes to the Pro Forma Condensed Combined Financial Statements of Repay Holdings Corporation and TriSource Solutions, LLC	F-71

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Repay Holdings Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Repay Holdings Corporation (a Delaware corporation) and subsidiaries (the “Company” or “Successor”) as of December 31, 2019 and consolidated balance sheet of Hawk Parent Holdings, LLC (“Predecessor”) as of December 31, 2018, the related consolidated statements operations, comprehensive income, changes in equity, and cash flows for the periods from July 11, 2019 to December 31, 2019 (Successor), January 1, 2019 to July 10, 2019 (Predecessor), and the year ended December 31, 2018 (Predecessor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the period from July 11, 2019 to December 31, 2019 and the financial position of the Predecessor as of December 31, 2018, and the results of its operations and its cash flows for the period from January 1, 2019 to July 10, 2019, and the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 3 to the financial statements, the Company and the Predecessor have changed their method of accounting for revenue in 2019 due to the adoption of ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606).

Basis for opinion

These financial statements are the responsibility of the Company’s and Predecessor’s management. Our responsibility is to express an opinion on the Company’s and Predecessor’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company and Predecessor are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s or Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2018.

Philadelphia, Pennsylvania

March 16, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members

of Hawk Parent Holdings LLC

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, members’ equity, and cash flows of Hawk Parent Holdings LLC for the year ended December 31, 2017. In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations and cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Hawk Parent Holdings LLC’s management. Our responsibility is to express an opinion on Hawk Parent Holdings LLC’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hawk Parent Holdings LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Warren Averett, LLC

Birmingham, Alabama

November 28, 2018

REPAY HOLDINGS CORPORATION

Consolidated Balance Sheets

as of

	December 31, 2019	December 31, 2018
	(Successor)	(Predecessor)
Assets
Cash and cash equivalents	$24,617,996	$13,285,357
Accounts receivable	14,068,477	5,979,247
Related party receivable	563,084	—
Prepaid expenses and other	4,632,965	817,212

Total current assets	43,882,522	20,081,816

Property, plant and equipment, net	1,610,652	1,247,149
Restricted cash	13,283,121	9,976,701
Customer relationships, net of accumulated amortization	247,589,240	62,528,880
Software, net of amortization	61,219,143	5,170,748
Other intangible assets, net of accumulated amortization	24,241,505	523,133
Goodwill	389,660,519	119,529,202
Other assets	555,449	—

Total noncurrent assets	738,159,629	198,975,813

Total assets	$782,042,151	$219,057,629

Liabilities
Accounts payable	$9,586,001	$2,909,378
Related party payable	14,571,266	—
Accrued expenses	15,965,683	12,837,826
Current maturities of long-term debt	5,500,000	4,900,000
Current tax receivable agreement	6,336,487	—

Total current liabilities	51,959,437	20,647,204

Long-term debt, net of current maturities	197,942,705	85,815,204
Line of credit	10,000,000	3,500,000
Tax receivable agreement	60,839,739	—
Deferred tax liability	768,335	—
Other liabilities	16,864	16,864

Total noncurrent liabilities	269,567,643	89,332,068

Total liabilities	$321,527,080	$109,979,272

Commitment and contingencies (Note 12)

Members’ Equity		$109,078,357

Class A common stock, $0.0001 par value; 2,000,000,000 shares authorized and 37,530,568 issued and outstanding as of December 31, 2019	$3,753
Class V common stock, $0.0001 par value; 1,000 shares authorized and 100 shares issued and outstanding as of December 31, 2019	—
Additional paid-in capital	307,914,346
Accumulated other comprehensive income	313,397
Accumulated deficit	(53,878,460)

Total stockholders’ equity	$254,353,036

Equity attributable to noncontrolling interests	206,162,035

Total liabilities and stockholders’ equity and members’ equity	$782,042,151	$219,057,629

The accompanying notes are an integral part of these consolidated financial statements.

REPAY HOLDINGS CORPORATION

Consolidated Statements of Operations

	From July 11, 2019 to December 31, 2019	From January 1, 2019 to July 10, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(Successor)	(Predecessor)
Revenue
Processing and service fees	$57,560,470	$47,042,917	$82,186,411	$57,062,810
Interchange and network fees	—	—	47,826,529	36,888,311

Total Revenue	57,560,470	47,042,917	130,012,940	93,951,121
Operating Expenses
Interchange and network fees	—	—	47,826,529	36,888,311
Other costs of services	15,656,730	10,216,079	27,159,763	20,713,025
Selling general and administrative	45,758,335	51,201,322	29,097,302	14,604,261
Depreciation and amortization	23,756,888	6,222,917	10,421,000	7,456,438
Change in fair value of contingent consideration	—	—	(1,103,012)	(2,100,000)
Total operating expenses	85,171,953	67,640,318	113,401,582	77,562,035

Income (loss) from operations	(27,611,483)	(20,597,401)	16,611,358	16,389,086
Other income (expense)
Interest expense	(5,921,893)	(3,145,167)	(6,072,837)	(5,706,232)
Change in fair value of tax receivable liability	(1,638,465)	—	—	—
Other income (expense)	(1,379,824)	38	(1,078)	(1,234,610)

Total other income (expenses)	(8,940,182)	(3,145,129)	(6,073,915)	(6,940,842)

Income (loss) before income tax expense	(36,551,665)	(23,742,530)	10,537,443	9,448,244
Income tax benefit	4,990,989	—	—	—

Net income (loss)	$(31,560,676)	$(23,742,530)	$10,537,443	$9,448,244

Less: Net income (loss) attributable to noncontrolling interests	$(15,271,043)	—	—	—

Net income (loss) attributable to the Company	$(16,289,633)	$(23,742,530)	$10,537,443	$9,448,244

Earnings (loss) per Class A share:
Basic and diluted	$(0.46)

Weighted-average shares outstanding:
Basic and diluted	35,731,220

The accompanying notes are an integral part of these consolidated financial statements.

REPAY HOLDINGS CORPORATION

Consolidated Statements of Comprehensive Income

	From July 11, 2019 to December 31, 2019	From January 1, 2019 to July 10, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	(Successor)	(Predecessor)
Net income (loss)	$(31,560,676)	$(23,742,530)	$10,537,443	$9,448,244
Other comprehensive income, before tax
Change in fair value of designated cash flow hedges	555,449	—	—	—

Total other comprehensive income, before tax	555,449	—	—	—

Income tax related to items of other comprehensive income:
Tax expense on change in fair value of designated cash flow hedges	(54,303)	—	—	—

Total income tax expense on related to items of other comprehensive income	(54,303)	—	—	—

Total other comprehensive income, net of tax	501,146	—	—	—

Total comprehensive income (loss)	$(31,059,530)	$(23,742,530)	$10,537,443	$9,448,244

Less: Comprehensive income (loss) attributable to noncontrolling interests	(15,027,371)	—	—	—

Comprehensive income (loss) attributable to the Company	$(16,032,159)	$(23,742,530)	$10,537,443	$9,448,244

The accompanying notes are an integral part of these consolidated financial statements.

REPAY HOLDINGS CORPORATION

Consolidated Statements of Changes in Equity

Total Equity
(Predecessor)
Balance at January 1, 2017	$99,460,583
Net income	9,448,244
Contributions by members	—
Stock based compensation	622,411
Distributions to members	(5,479,355)

Balance at December 31, 2017	$104,051,883
Net income	10,537,443
Contributions by members	—
Stock based compensation	796,967
Distributions to members	(6,307,936)

Balance at December 31, 2018	$109,078,357
Net income	(23,742,530)
Contributions by members	—
Stock based compensation	908,978
Distributions to members	(6,904,991)

Balance at July 10, 2019	$79,339,814

	Class A Common Stock		Class V Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interests
	Shares	Amount	Shares	Amount
Balance at July 11, 2019	33,430,259	$3,343	100	$—	$290,408,807	$(37,588,827)	$—	$252,823,323	$221,375,364
Release of Founder Shares	2,965,000	297		—	(297)	—	—	—	—
Release of share awards vested under 2019 Plan	1,135,291	114		—	(114)	—	—	—	—
Treasury shares repurchased		—			(4,507,544)			(4,507,544)
Stock-based compensation		—		—	22,013,287	—	—	22,013,287	—
Warrant exercise	18	—			207			207
Tax distribution from Hawk Parent		—		—	—	—	—	—	(185,957)
Net loss		—		—	—	(16,289,633)	—	(16,289,633)	(15,271,043)
Accumulated other comprehensive income		—		—	—	—	313,397	313,397	243,671

Balance at December 31, 2019	37,530,568	$3,753	100	$—	$307,914,346	$(53,878,460)	$313,397	$254,353,036	$206,162,035

(Successor)

The accompanying notes are an integral part of these consolidated financial statements.

REPAY HOLDINGS CORPORATION

Consolidated Statements of Cash Flows

	July 11, 2019 to December 31, 2019	January 1, 2019 to July 10, 2019	Period Ended December 31, 2018	Period Ended December 31, 2017
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Cash flows from operating activities
Net income (loss)	$(31,560,676)	$(23,742,530)	$10,537,443	$9,448,244
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	23,756,888	6,222,917	10,421,000	7,456,438
Stock based compensation	22,013,287	908,978	796,967	622,411
Amortization of debt issuance costs	570,671	215,658	407,403	239,190
Loss on unamortized deferred loan costs	—	—	—	753,958
Loss on disposal of property and equipment	—	—	16,827	7,970
Fair value change in tax receivable liability	1,638,465	—	—	—
Gain on change in contingent consideration	—	—	(1,103,012)	—
Provision for (reduction in) bad debt expense	—	—	—	(2,900)
Deferred tax expense	(4,990,989)	—	—	—
Change in accounts receivable	779,008	(4,614,620)	(1,534,285)	(1,049,161)
Change in related party receivable	(563,084)	—	—	—
Change in prepaid expenses and other	(3,579,300)	(73,533)	(394,127)	(95,410)
Change in accounts payable	2,656,630	1,297,035	1,502,090	90,322
Change in related party payable	14,571,266	—	—	—
Change in accrued expenses and other	(12,356,519)	28,136,310	3,526,470	3,672,100

Net cash provided by operating activities	12,935,647	8,350,215	24,176,776	21,143,162

Cash flows from investing activities
Purchases of property and equipment	(498,513)	(203,026)	(913,498)	(448,601)
Purchases of software	(3,375,751)	(3,842,744)	(4,884,457)	(2,988,875)
Acquisition of Hawk Parent, net of cash and restricted cash acquired	(242,599,551)	—	—	—
Acquisition of TriSource, net of cash and restricted cash acquired	(59,160,005)	—	—	—
Acquisition of APS Payments, net of cash and restricted cash acquired	(29,450,022)	—	—	—

Net cash used in investing activities	(335,083,842)	(4,045,770)	(5,797,955)	(3,437,476)

Cash flows from financing activities
Change in line of credit	6,500,000	—	3,000,000	500,000
Issuance of long-term debt	210,000,000	—	—	58,873,301
Payments on long-term debt	(90,862,500)	(2,450,000)	(4,900,000)	(50,850,000)
Private placement issuance of Class A Common Stock	135,000,000	—	—	(10,000,000)
Repurchase of treasury stock	(4,507,544)	—	—	—
Issuance of warrants	207	—	—	—
Repurchase of outstanding warrants	(38,700,000)	—	—	—
Conversion of Thunder Bridge Class A ordinary shares to Class A Common Stock	148,870,571	—	—	—
Distributions to Members	(185,957)	(6,904,991)	(6,307,935)	(5,479,355)
Payment of loan costs	(6,065,465)	—	—	(2,037,014)

Net cash provided (used) by financing activities	360,049,312	(9,354,991)	(8,207,935)	(8,993,068)

Increase (decrease) in cash, cash equivalents and restricted cash	37,901,117	(5,050,546)	10,170,886	8,712,618
Cash, cash equivalents and restricted cash at beginning of period	$—	$23,262,058	$13,091,172	$4,378,554

Cash, cash equivalents and restricted cash at end of period	$37,901,117	$18,211,512	$23,262,058	$13,091,172

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION
Cash paid during the year for:
Interest	$5,351,222	$2,929,509	$5,665,434	$5,467,042

REPAY HOLDINGS CORPORATION

Consolidated Statements of Cash Flows

	July 11, 2019 to December 31, 2019	January 1, 2019 to July 10, 2019	Period Ended December 31, 2018	Period Ended December 31, 2017
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES
Acquisition of Hawk Parent in exchange for Class A Common Stock	$220,056,226

Acquisition of Hawk Parent in exchange for amounts payable under Tax Receivable Agreement	$65,537,761

Acquisition of Hawk Parent in exchange for contingent consideration	$12,300,000

Acquisition of TriSource in exchange for contingent consideration	$2,250,000

Acquisition of APS Payments in exchange for contingent consideration	$12,000,000

Acquisition of Wildcat Acquisition, LLC in exchange for contingent consideration				$4,829,000

Acquisition of Marlin Acquirer, LLC in exchange for contingent consideration				$34,297,699

The accompanying notes are an integral part of these consolidated financial statements.

REPAY HOLDINGS CORPORATION

Notes to Consolidated Financial Statements

1. Organizational Structure and Corporate Information

Repay Holdings Corporation was incorporated as a Delaware corporation on July 11, 2019 in connection with the closing of a transaction (the “Business Combination”) pursuant to which Thunder Bridge Acquisition Ltd., a special purpose acquisition company organized under the laws of the Cayman Islands (“Thunder Bridge”), (a) domesticated into a Delaware corporation and changed its name to “Repay Holdings Corporation” and (b) consummated the merger of a wholly owned subsidiary with and into Hawk Parent Holdings, LLC, a Delaware limited liability company (“Hawk Parent”).

Throughout this section, unless otherwise noted or unless the context otherwise requires, the terms “we”, “us”, “Repay” and the “Company” and similar references refer (1) before the Business Combination, to Hawk Parent and its consolidated subsidiaries and (2) from and after the Business Combination, to Repay Holdings Corporation and its consolidated subsidiaries. Throughout this section, unless otherwise noted or unless the context otherwise requires, “Thunder Bridge” refers to Thunder Bridge Acquisition. Ltd. prior to the consummation of the Business Combination.

We are headquartered in Atlanta, Georgia. Our legacy business was founded as M & A Ventures, LLC, a Georgia limited liability company doing business as REPAY: Realtime Electronic Payments (“REPAY LLC”), in 2006 by current executives John Morris and Shaler Alias. Hawk Parent was formed in 2016 in connection with the acquisition of a majority interest in the successor entity of REPAY LLC and its subsidiaries (the “2016 Recapitalization”) by certain investment funds sponsored by, or affiliated with, Corsair Capital LLC (“Corsair”).

Business Overview

We provide integrated payment processing solutions to industry-oriented markets in which businesses have specific transaction processing needs. We refer to these markets as “vertical markets” or “verticals.” Our proprietary, integrated payment technology platform reduces the complexity of the electronic payments process for business. We charge our customers processing fees based on the volume of payment transactions processed and other transaction or service fees. We intend to continue to strategically target verticals where we believe our ability to tailor payment solutions to our customers’ needs, our deep knowledge of our vertical markets and the embedded nature of our integrated payment solutions will drive strong growth by attracting new customers and fostering long-term customer relationships.

We provide payment processing solutions to customers primarily operating in the personal loans, automotive loans, receivables management, and business-to-business verticals. Our payment processing solutions enable consumers and businesses in these verticals to make payments using electronic payment methods, rather than cash or check, which have historically been the primary methods of payment in these verticals. We believe that a growing number of consumers and businesses prefer the convenience and efficiency of paying with cards and other electronic methods and that we are poised to benefit from the significant growth opportunity of electronic payment processing as these verticals continue to shift from cash and check to electronic payments. The personal loans vertical is predominately characterized by installment loans, which are typically utilized by consumers to finance everyday expenses. The automotive loans vertical predominantly includes subprime automotive loans, automotive title loans and automotive buy-here-pay-here loans and also includes near-prime and prime automotive loans. Our receivables management vertical relates to consumer loan collections, which typically enter the receivables management process due to delinquency on credit card bills or as a result of major life events, such as job loss or major medical issues. The business-to-business vertical relates to transactions occurring between a wide variety of enterprise customers, many of which operate in the manufacturing, wholesale, and distribution industries.

Our go-to-market strategy combines direct sales with integrations with key software providers in our target verticals. The integration of our technology with key software providers in the verticals that we serve, including loan management systems, dealer management systems, collection management systems, and enterprise resource planning software systems, allows us to embed our omni-channel payment processing technology into our customers’ critical workflow software and ensure seamless operation of our solutions within our customers’ enterprise management systems. We refer to these software providers as our “software integration partners.” This integration allows our sales force to readily access new customer opportunities or respond to inbound leads because, in many cases, a business will prefer, or in some cases only consider, a payments provider that has already integrated or is able to integrate its solutions with the business’ primary enterprise management system. We have successfully integrated our technology solutions with numerous, widely-used enterprise management systems in the verticals that we serve, which makes our platform a more compelling choice for the businesses that use them. Moreover, our relationships with our partners help us to develop deep industry knowledge regarding trends in customer needs. Our integrated model fosters long-term relationships with our customers, which supports our volume retention rates that we believe are above industry averages. As of December 31, 2019, we maintained approximately 70 integrations with various software providers.

2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Repay Holdings Corporation, the majority-owned Hawk Parent Holdings LLC and its wholly owned subsidiaries: Hawk Intermediate Holdings, LLC, Hawk Buyer Holdings, LLC, Repay Holdings, LLC, M&A Ventures, LLC, Repay Management Holdco Inc., Repay Management Service LLC, Sigma Acquisition, LLC, Wildcat Acquisition, LLC, Marlin Acquirer, LLC, REPAY International LLC, REPAY Canada ULC, TriSource Solutions, LLC and Mesa Acquirer, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements of the Company were prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). The Company uses the accrual basis of accounting whereby revenues are recognized when earned, usually upon the date services are rendered, and expenses are recognized at the date services are rendered or goods are received.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported consolidated statements of operations during the reporting period. Actual results could differ materially from those estimates.

Segment Reporting

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance for the organization. The Company’s chief decision maker is the Chief Executive Officer. The Company’s chief decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. Accordingly, the Company has determined that it has one operating segment; Merchant services.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposit accounts, and short-term investments with original maturities of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Restricted Cash

Restricted cash consists of funds required to serve as security for services rendered by a service provider under a service provider agreement.

Accounts Receivable

Accounts receivable represent amounts due from customers and payment processors for services rendered less estimated allowances for doubtful accounts. The Company maintains a policy for reserving for uncollectible accounts. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against operations. Based on management’s assessment, no allowance for doubtful accounts has been recorded as of December 31, 2019 or 2018.

Concentration of Credit Risk

The Company is highly diversified, and no single merchant represents greater than 10% of the business on a volume or profit basis.

Earnings per Share

Basic earnings per share of Class A common stock is computed by dividing net income attributable to the Company by the weighted average number of shares of Class A common stock outstanding during the period. Diluted earnings per share of Class A common stock is computed by dividing net income attributable to the Company, adjusted for the assumed exchange of all Post-Merger Repay Units, by the weighted average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive elements.

The Predecessor’s LLC membership structure included several different types of LLC interests including ownership interests and profits interests. The Company analyzed the calculation of earnings per unit by using the two-class method and determined that it resulted in values that would not be meaningful to the users of these consolidated financial statements. Therefore, the Predecessor’s earnings per share information has not been presented for any period.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs, and minor renovations are charged to operations as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from their respective accounts, and any gain or loss on the disposition is credited or charged to operations.

The Company provides for depreciation of property and equipment using the straight-line method designed to amortize costs over estimated useful lives as follows:

Estimated Useful Life
Furniture, fixtures, and office equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Intangible Assets

Intangible assets consist of internal use software development costs, purchased software, channel relationships, customer relationships, certain key personnel non-compete agreements, and trade names. The

Company is amortizing software development costs and purchased software on the straight-line method over a three-year estimated useful life, a ten-year estimated useful life for channel and customer relationships, and an estimated useful life for non-compete agreements equal to the term of the agreement. Trade names are determined to have an indefinite useful life. The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment, and actual results may differ from assumed and estimated amounts. No indicators of impairment were identified in the periods ending December 31, 2019 and 2018.

Goodwill

Goodwill represents the excess of purchase price over tangible and intangible assets acquired less liabilities assumed arising from business combinations. Goodwill is generally allocated to reporting units based upon relative fair value (taking into consideration other factors such as synergies) when an acquired business is integrated into multiple reporting units. The Company’s reporting units are at the operating segment level or one level below the operating segment level for which discrete financial information is prepared and regularly reviewed by management. When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method. Relative fair value is estimated using a discounted cash flow analysis.

The Company determined that no impairment of goodwill existed as of the last testing date, December 31, 2019. Future impairment reviews may require write-downs in the Company’s goodwill and could have a material adverse impact on the Company’s operating results for the periods in which such write-downs occur.

Revenue

Repay provides integrated payment processing solutions to niche markets that have specific transaction processing needs; for example, personal loans, automotive loans, and receivables management. The Company contracts with its customers through contractual agreements that set forth the general terms and conditions of the service relationship, including rights of obligations of each party, line item pricing, payment terms and contract duration. Most of our revenues are derived from volume-based payment processing fees (“discount fees”) and other related fixed per transaction fees. Discount fees represent a percentage of the dollar amount of each credit or debit transaction processed and include fees relating to processing and services that we provide. As our customers process increased volumes of payments, our revenues increase as a result of the fees we charge for processing these payments.

The Company’s performance obligations in its contracts with customers is the promise to stand-ready to provide front-end authorization and back-end settlement payment processing services (“processing services”) for an unknown or unspecified quantity of transactions and the consideration received is contingent upon the customer’s use (e.g., number of transactions submitted and processed) of the related processing services. Accordingly, the total transaction price is variable. These services are stand-ready obligations, as the timing and quantity of transactions to be processed is not determinable. Under a stand-ready obligation, the Company’s performance obligation is satisfied over time throughout the contract term rather than at a point in time. Because the service of standing ready to perform processing services is substantially the same each day and has the same pattern of transfer to the customer, the Company has determined that its stand-ready performance obligation comprises a series of distinct days of service. Discount fees and other fixed per transaction fees are recognized each day using a time-elapsed output method based on the volume or transaction count at the time the merchants’ transactions are processed.

Revenues are also derived from transaction or service fees (e.g. chargebacks, gateway) as well as other miscellaneous service fees. These services are considered immaterial in the overall context of our contractual arrangements and, as such, do not represent distinct performance obligations. Instead, the fees associated with these services are bundled with the processing services performance obligation identified.

The transaction price for such processing services are determined, based on the judgment of the Company’s management, considering factors such as margin objectives, pricing practices and controls, customer segment pricing strategies, the product life cycle and the observable price of the service charged to similarly situated customers.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with by the Company in the capacity as a principal is reported at on a gross basis equal to the full amount of consideration to which the Company expects in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether the Company is acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified.

Interchange and network fees

Within its contracts with customers, the Company incurs interchange and network pass-through charges from the third-party card issuers and payment networks, respectively, related to the provision of payment authorization and routing services. The Company has determined that it is acting as an agent with respect to these payment authorization and routing services, based the fact that the Company has no discretion over which card-issuing bank or payment network will be used to process a transaction and is unable to direct the activity of the merchant to another card-issuing bank or payment network. As such, the Company views the card-issuing bank and the payment network as the principal for these performance obligations, as these parties are primarily responsible for fulfilling these promises to the merchant. Therefore, revenue allocated to the payment authorization performance obligation is presented net of interchange and card network fees paid to the card issuing banks and card networks, respectively, for the three months and year ended December 31, 2019, in connection with the adoption of ASC 606.

Indirect relationships

As a result of its past acquisitions, the Company has legacy relationships with ISO, whereby the Company acts as the merchant acquirer for the ISO. The ISO maintains a direct relationship with the sponsor bank and the transaction processor, rather than the Company. Consequently, the Company recognizes revenue for these relationships net of the residual amount remitted to the ISO, based on the fact that the ISO is primarily responsible for providing the transaction processing services to the merchant. The Company is not focused on this sales model, and it does not believe this relationship will represent an increasingly smaller portion of the business over time.

Transaction Costs

The Company expenses all transactions costs as incurred and are included in selling, general, and administrative expenses in the condensed consolidated statements of operations. For the period from July 11, 2019 to December 31, 2019 the Successor incurred $4.5 million of transaction costs for closed and pending transactions. The Predecessor incurred transaction costs of $34.9 million for the period from January 1, 2019 to July 10, 2019. For the years ended December 31, 2018 and 2017, the Predecessor incurred transaction costs of $4.0 million and $0.8 million of transaction costs, respectively.

Equity Units Awarded

The Repay Holdings Corporation 2019 Omnibus Incentive Plan (the “2019 Plan”) provides for the grant of various equity-based incentive awards to employees, directors, consultants and advisors to the Company. The types of equity-based awards that may be granted under the 2019 Plan include: stock options, stock appreciation rights (“SARs”), restricted stock awards (“RSAs”), restricted stock units (“RSUs”), and other stock-based awards. As of December 31, 2019, there were 7,326,728 shares of Class A common stock reserved for issuance under the 2019 Plan.

The Company accounts for stock-based compensation for employees and directors in accordance with ASC 718, Compensation (“ASC 718”). ASC 718 requires all share-based payments to employees, to be recognized in the statement of operations based on their fair values. Under the provisions of ASC 718, stock-based compensation costs are measured at the grant date, based on the fair value of the award, and are recognized as expense over the employee’s requisite or derived service period.

The Predecessor accounted for profit units awarded to management based on the fair value of the awards on the date of the grant and recognized compensation expense for those awards over the requisite service period. The profits units were fully vested as of the Closing.

The fair value of the RSAs and RSUs granted under the 2019 Plan and the profit interests granted under the profit unit plan of the Predecessor is estimated on the grant date using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, expected volatility, an appropriate risk-free interest rate, and the expected life of the option. Forfeitures are accounted for as they occur.

Debt Issuance Costs

The Company accounts for debt issuance costs according to the Financial Accounting Standards Board Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs, to present debt issuance costs as a reduction of the carrying amount of the debt.

Fair Value of Financial Instruments

The Company accounts for fair value measurements in accordance with ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or the price paid to transfer a liability as of the measurement date. A three-tier, fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The three levels are:

•	Level 1 — Quoted prices for identical instruments in active markets.

•

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active exchange markets.

The carrying value of the Company’s financial instruments, including cash and cash equivalents, restricted cash and processing assets and liabilities approximated their fair values as of December 31, 2019 and 2018, because of the relatively short maturity dates on these instruments. The carrying amount of debt approximates fair value as of December 31, 2019 and 2018, because interest rates on these instruments approximate market interest rates.

Taxation

Income taxes are provided for in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to net operating losses, tax credits, and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company reports a liability or a reduction of deferred tax assets for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. When applicable, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Noncontrolling interest

As of July 11, 2019, the Company held a 55.9% interest in Hawk Parent. The noncontrolling interest, for the period from July 11, 2019 to December 31, 2019, in the net loss of subsidiaries was $15.3 million.

Contingent Consideration

The Company estimates and records the acquisition date estimated fair value of contingent consideration as part of purchase price consideration for acquisitions. Additionally, each reporting period, the Company estimates changes in the fair value of contingent consideration, and any change in fair value is recognized in the consolidated income statements. An increase in the contingent consideration expected to be paid will result in a charge to operations in the period that the anticipated fair value of contingent consideration increases, while a decrease in the earn-out expected to be paid will result in a credit to operations in the period that the anticipated fair value of contingent consideration decreases. The estimate of the fair value of contingent consideration requires subjective assumptions to be made of future operating results, discount rates, and probabilities assigned to various potential operating result scenarios.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Recently Adopted Accounting Pronouncements

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606” or “ASC 606”), a comprehensive new revenue recognition standard that superseded nearly all legacy revenue recognition guidance under U.S. GAAP. The standard’s core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application (“modified retrospective method”) for fiscal years beginning after December 15, 2017. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year for private or emerging growth companies, making it effective for the Company in annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019.

The Company adopted Topic 606 on January 1, 2019, using the modified retrospective method and applying the standard to all contracts not completed on the date of adoption. Results for the reporting period beginning January 1, 2019 are presented under ASC 606, while prior period amounts continue to be reported in accordance with the Company’s historic accounting practices under previous guidance.

The primary impact to the Company’s consolidated financial statements as a result of the adoption of ASC 606 is a change in total revenue attributable to the presentation of interchange, network and other fees on a net basis, driven by changes in principal and agent considerations, as compared to previously being presented on a gross basis. Under the modified retrospective method, the Company has not restated its comparative consolidated financial statements for these effects.

Refer to Note 3, Revenue, for more detail on the impact of the Company’s adoption of ASC 606.

Business Combinations

In January 2017, FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company has adopted with the update, effective January 1, 2018. There was no material impact on the consolidated financial statements.

Intangibles — Goodwill and Other

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU simplifies the measurement of goodwill impairment by eliminating the requirement that an entity compute the implied fair value of goodwill based on the fair values of its assets and liabilities to measure impairment. Instead, goodwill impairment will be measured as the difference between the fair value of the reporting unit and the carrying value of the reporting unit. The ASU also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. ASU 2017-04 will be effective for the Company beginning on November 1, 2022. The amendment must be applied prospectively with early adoption permitted. The Company elected to early adopt the amendment for the year ended December 31, 2017, which did not have a material impact on the consolidated financial statements.

Statement of Cash Flows

We adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2019, using the retrospective method. The most notable change relates to the treatment of balances we consider to be “restricted cash.” The amendments in this update required that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements in Topic 820. After the adoption of ASU 2018-13, an entity will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; the valuation processes for Level 3 fair value measurements.

ASU 2018-13 is effective for the Company’s annual period beginning after December 15, 2019. The amendments on changes in unrealized gains and losses should be applied prospectively for only the most recent period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented on their effective date. Early adoption is permitted, and an entity also is permitted to early adopt any removed or modified disclosures on issuance of ASU 2018-13, and delay adoption of the additional disclosures until their effective date. After adopting ASU 2018-13, there was no material effect on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements not yet Adopted

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Subtopic 842). The purpose of this ASU is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU require that lessees recognize the rights and obligations resulting from leases as assets and liabilities on their balance sheets, initially measured at the present value of the lease payments over the term of the lease, including payments to be made in optional periods to extend the lease and payments to purchase the underlying assets if the lessee is reasonably certain of exercising those options. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP.

The effective date of this ASU for emerging growth companies is for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management is currently assessing the impact this ASU will have on its consolidated financial statements.

Credit Losses

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. The changes (as amended) are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is considered an emerging growth company and has elected to use the extended transition period provided for such companies. As a result, the Company will not be required to adopt ASU No. 2016-13 until January 1, 2023. The Company is currently evaluating the impact of the adoption of this principle on the Company’s consolidated financial statements.

Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU No. 2019-12”). ASU No. 2019-12 simplifies the accounting for income taxes, eliminates certain exceptions within Income Taxes (Topic 740), and clarifies certain aspects of the current guidance to promote consistency among reporting entities, and is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. Most amendments within ASU No. 2019-12 are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is currently in the process of evaluating the effects of ASU No. 2019-12 on its consolidated financial statements, including potential early adoption.

Reclassification

Certain amounts in the consolidated financial statements have been reclassified from their original presentation to conform to current year presentation. These reclassifications had no material impact on the consolidated financial statements as previously reported.

3. Revenue

The tables below show the effects of the adoption of Topic 606 on the Company’s consolidated statements of operations for the three month period and year ended December 31, 2019:

	July 11, 2019 to December 31, 2019 (Successor)			January 1, 2019 to July 10, 2019 (Predecessor)
(in thousands)	As Reported under ASC 606	Impact of ASC 606	Excluding Impact of Adoption	As Reported under ASC 606	Impact of ASC 606	Excluding Impact of Adoption	2019 Combined Including Impact of Adoption	2019 Combined Excluding Impact of Adoption
Revenue
Processing and service fees	$57,560	$(1,254)	$58,815	$47,043	$(2,358)	$49,401	$104,603	$108,216
Interchange and network fees	—	(27,593)	27,593	—	(29,989)	29,989	—	57,582

Total Revenue	57,560	(28,847)	86,407	47,043	(32,347)	79,390	104,603	165,797
Operating Expense
Interchange and network fees	—	(27,593)	27,593	—	(29,989)	29,989	—	57,582
Other Cost of Services	15,657	(1,254)	16,911	10,216	(2,358)	12,574	25,873	29,485
Selling general and administrative	45,758	—	45,758	51,201	—	51,201	96,960	96,960
Depreciation and amortization	23,757	—	23,757	6,223	—	6,223	29,980	29,980
Change in fair value of contingent consideration	—	—	—	—	—	—	—	—

Total Operating Expenses	85,172	(28,847)	114,019	67,640	(32,347)	99,987	152,812	214,006

Income (Loss) from Operations	$(27,611)	$—	$(27,611)	$(20,597)	$—	$(20,597)	$(48,209)	$(48,209)

Disaggregation of revenue

The table below presents a disaggregation of revenue by direct and indirect relationships.

	From July 11, 2019 to December 31, 2019	From January 1, 2019 to July 10, 2019
	(Successor)	(Predecessor)
Revenue
Direct relationships	$56,370,029	$45,693,961
Indirect relationships	1,190,440	1,348,956

Total Revenue	$57,560,470	$47,042,917

Contract Costs

The incremental costs of obtaining a contract are recognized as an asset if the cost is incremental to obtaining a contract, and whether the costs are recoverable from the client. If both criteria are not met, costs are expensed as incurred. If the amortization period of the capitalized commission cost asset is less than one year, the Company may elect a practical expedient per ASC 340-40-25-4 to expense commissions as incurred. The amortization period is consistent with the concept of useful life under other accounting guidance, which is defined as the period over which an asset is expected to contribute directly or indirectly to future cash flows.

The Company currently incurs costs to obtain a contract through payments made to external referral partners. Commission payments are made to the external referral partner on a monthly basis based on a percentage of the profit on the contract, for as long as the customer and the external referral partner have agreements with the Company. Any capitalized commission cost assets have an amortization period of one year or less, therefore the Company utilizes the practical expedient to expense commissions as incurred.

Costs to fulfill contracts with customers either give rise to an asset or are expensed as incurred. If the cost is not already covered by other applicable accounting literature, fulfilment costs are capitalized to the extent they directly relate to a specific contract, are used to generate or enhance resources used in satisfying performance obligations and are expected to be recovered. The Company does not have any costs incurred to fulfill a contract.

Practical Expedients

The Company has utilized the portfolio approach practical expedient per Topic 606-10-10-4, which allows the application of Topic 606 to a portfolio of contracts with similar characteristics provided the accounting does not differ materially to application of Topic 606 to the individual contract.

The Company has also utilized the practical expedient for immaterial goods and services per Topic 606-10-25-16A, which permits the Company not to recognize a promised good or service as a performance obligation if it is considered an immaterial promise in the context of the contract.

4. Earnings per share

During the Successor period from July 11, 2019 to December 31, 2019, basic and diluted net loss per common share are the same since the inclusion of the assumed exchange of all Post-Merger Repay Units, unvested restricted share awards and all warrants would have been anti-dilutive.

The following table summarizes net loss attributable to the Company and the weighted average basic and basic and diluted shares outstanding during the Successor period from July 11, 2019 to December 31, 2019:

July 11, 2019 to December 31, 2019
Loss before income tax expense	$(36,551,665)
Less: Net loss attributable to noncontrolling interests	(15,271,043)
Income tax benefit	4,990,989

Net loss attributable to the Company	$(16,289,633)

Weighted average shares of Class A common stock outstanding — basic and diluted	35,731,220
Loss per share of Class A common stock outstanding — basic and diluted	$(0.46)

For the Successor period, the following common stock equivalent shares were excluded from the computation of the diluted loss per share, since their inclusion would have been anti-dilutive:

Post-Merger Repay Units exchangeable for Class A common stock	21,985,297
Earn-out Post-Merger Repay Units exchangeable for Class A common stock	7,500,000
Dilutive warrants exercisable for Class A common stock	1,816,890
Unvested restricted share awards of Class A common stock	1,731,560

Share equivalents excluded from earnings (loss) per share	33,033,747

Shares of the Company’s Class V common stock do not participate in the earnings or losses of the Company and, therefore, are not participating securities. As such, separate presentation of basic and diluted earnings per share of Class V common stock under the two-class method has not been presented.

5. Business combinations

Hawk Parent Holdings LLC

Thunder Bridge and Hawk Parent entered into the Merger Agreement effective as of January 21, 2019 and announced consummation of the transactions contemplated by the Merger Agreement on July 11, 2019. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Closing, (a) Thunder Bridge effected the domestication to become a Delaware corporation and (b) a wholly-owned subsidiary of Thunder Bridge merged with and into Hawk Parent, with Hawk Parent continuing as the surviving entity and becoming a subsidiary of the Company (with Thunder Bridge receiving membership interests in Hawk Parent as the surviving entity and becoming the managing member of the surviving entity). At the effective time of the Business Combination, Thunder Bridge changed its corporate name to “Repay Holdings Corporation” and all outstanding securities of Hawk Parent converted into the right to receive the consideration specified in the Merger Agreement.

Each member of Hawk Parent received in exchange for their limited liability interests (i) one share of Class V common stock of the Company and (ii) a pro rata share of (A) non-voting limited liability units of Hawk

Parent as the surviving entity, referred to as Post-Merger Repay Units, (B) certain cash consideration, and (C) the contingent right to receive certain additional Post-Merger Repay Units issued as an earn-out under the Merger Agreement after the Closing (“Earn-Out Units”). Shares of Class A common stock of the Company will provide the holder with voting and economic rights with respect to the Company as a holder of common stock. Each share of Class V common stock of the Company entitles the holder to vote as a stockholder of the Company, with the number of votes equal to the number of Post-Merger Repay Units held by the holder but provides no economic rights to the holder. At any time after the six month anniversary of the Closing, pursuant to the terms of the Exchange Agreement, each holder of a Post-Merger Repay Unit will be entitled to exchange such unit for one share of Class A common stock of the Company.

The amount of cash consideration paid to selling Hawk Parent members at the Closing was equal to the following: (i) the total cash and cash equivalents of Thunder Bridge (including funds in its trust account after the redemption of its public stockholders and the proceeds of any debt or equity financing), minus (ii) the amount of Thunder Bridge’s unpaid expenses and obligations, plus (iii) the cash and cash equivalents of Hawk Parent as of immediately prior to the effective time of the Business Combination (excluding restricted cash), minus (iv) the amount of unpaid transaction expenses of Hawk Parent as of the Closing, minus (v) the amount of the indebtedness and other debt-like items of Hawk Parent and its subsidiaries as of the Closing, minus (vi) the amount of change of control and similar payments payable to employees of Hawk Parent in connection with the Business Combination, minus (vii) an amount of cash reserves equal to $10,000,000, minus (viii) a cash escrow of $150,000, minus (ix) an amount equal to $2,000,000 to be held by a representative of the selling Hawk Parent members, minus (x) the cash payment required in connection with the Warrant Amendment, minus (xi) an amount required to be deposited on the balance sheet of Hawk Parent in connection with the Business Combination.

Pursuant to a Tax Receivable Agreement (“TRA”) between the Company and the selling Hawk Parent members, the Company will pay to exchanging holders of Post-Merger Repay Units 100% of the tax savings that the Company realizes as a result of increases in tax basis in the Company’s assets as a result of the exchange of the Post-Merger Repay Units for shares of Class A common stock pursuant to the Exchange Agreement between the Company and the Class A unit holders of Hawk Parent Holdings LLC, excluding the Company, dated as of July 11, 2019, and certain other tax attributes of Repay and tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA.

Hawk Parent constitutes a business, with inputs, processes, and outputs. Accordingly, the Business Combination constitutes the acquisition of a business for purposes of ASC 805 and, due to the changes in control from the Business Combination, is accounted for using the acquisition method. Under the acquisition method, the acquisition date fair value of the gross consideration paid by Thunder Bridge to close the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values.

The following summarizes the preliminary purchase consideration paid to the selling members of Hawk Parent:

Cash Consideration	$260,811,062
Unit Consideration (1)	220,452,964
Contingent consideration (2)	12,300,000
Tax receivable agreement liability (3)	65,537,761
Net working capital adjustment	(396,737)

Total purchase price	$558,705,050

(1)	The Company issued 22,045,297 shares of Post-Merger Repay Units valued at $10.00 per share as of July 11, 2019.
(2)

Reflects the fair value of Earn-Out Units, the contingent consideration paid to the selling members of Hawk Parent, pursuant to the Merger Agreement. The Company reflected this as noncontrolling interests on its balance sheet. The Repay Unitholders received 7,500,000 Earn-Out Units based on the stock price of the Company.
(3)

Represents liability with an estimated fair value of $65.5 million as a result of the TRA. If all the Post-Merger Repay Units are ultimately exchanged, the liability will significantly increase based on a variety of factors present at the time of exchange including, but not limited to, the market price at the time of the exchange. If the Company were to elect to terminate the Tax Receivable Agreement early, the Company would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits.

The Company recorded an allocation of the purchase price to Hawk Parent’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the July 11, 2019 closing date. The preliminary purchase price allocation is as follows:

Cash and cash equivalents	$11,281,078
Accounts receivable	10,593,867
Prepaid expenses and other current assets	890,745

Total current assets	22,765,690
Property, plant and equipment, net	1,167,872
Restricted cash	6,930,434
Identifiable intangible assets	301,000,000

Total identifiable assets acquired	331,863,996
Accounts payable	(4,206,413)
Accrued expenses	(8,831,363)
Accrued employee payments	(6,501,123)
Other liabilities	(16,864)
Repay debt assumed	(93,514,583)

Net identifiable assets acquired	218,793,650
Goodwill	339,911,400

Total purchase price	$558,705,050

The preliminary values allocated to identifiable intangible assets and their estimated useful lives are as follows:

	Fair Value	Useful life
Identifiable intangible assets	(in millions)	(in years)
Non-compete agreements	$3.0	2
Trade names	20.0	Indefinite
Developed technology	65.0	3
Merchant relationships	210.0	10
Channel relationships	3.0	10

	$301.0

Goodwill, $339.9 million, represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market position and the assembled workforce of Hawk Parent.

The Successor incurred $1.6 million of transaction expenses related to the Business Combination, from July 11, 2019 to December 31, 2019. The Predecessor incurred $34.7 million of transaction expenses from January 1 to July 10, 2019. Thunder Bridge incurred $16.2 million of transaction expenses, not reported in the Predecessor consolidated statement of operations, directly related to the Business Combination for the period from January 1, 2019 to July 10, 2019.

TriSource Solutions, LLC

On August 13, 2019, the Company acquired all of the ownership interests of TriSource Solutions, LLC. Under the terms of the Securities Purchase Agreement, between Repay Holdings, LLC and the direct and indirect owners of TriSource Solutions, LLC, as of August 13, 2019, the aggregate consideration paid at closing by Repay was approximately $60.2 million in cash. In addition to the closing consideration, the TriSource Purchase Agreement contains a performance based earnout based on future results of the acquired business, which could result in an additional payment to the former owners of TriSource of up to $5.0 million. The TriSource Acquisition was financed with a combination of cash on hand and committed borrowing capacity under the Company’s existing credit facility. The TriSource Purchase Agreement contains customary representations, warranties and covenants by the Company and the former owners of TriSource, as well as a customary post-closing adjustment provision relating to working capital and similar items.

The following summarizes the preliminary purchase consideration paid to the selling members of TriSource:

Cash Consideration	$60,235,090
Contingent consideration (1)	2,250,000

Total purchase price	$62,485,090

(1)

Reflects the fair value of Earn-Out Payment, the contingent consideration to be paid to the selling members of TriSource, pursuant to the TriSource Purchase Agreement. The selling members of TriSource will have the contingent earnout right to receive a payment of up to $5.0 million dependent upon the Gross Profit, as defined in the TriSource Purchase Agreement, for the period commencing on July 1, 2019 and ending on June 30, 2020.

The Company recorded a preliminary allocation of the purchase price to TriSource’s tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the August 13, 2019 closing date. The preliminary purchase price allocation is as follows:

Cash and cash equivalents	$383,236
Accounts receivable	2,290,441
Prepaid expenses and other current assets	95,763

Total current assets	2,769,440
Property, plant and equipment, net	215,739
Restricted cash	509,019
Identifiable intangible assets	30,500,000

Total identifiable assets acquired	33,994,198
Accounts payable	(1,621,252)
Accrued expenses	(756,117)

Net identifiable assets acquired	31,616,829
Goodwill	30,868,261

Total purchase price	$62,485,090

The preliminary values allocated to identifiable intangible assets and their estimated useful lives are as follows:

	Fair Value	Useful life
Identifiable intangible assets	(in millions)	(in years)
Non-compete agreements	$0.4	2
Trade names	0.7	Indefinite
Developed technology	3.9	3
Merchant relationships	25.5	10

	$30.5

Goodwill, $30.9 million, represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market position and the assembled workforce of TriSource.

The Company incurred transaction expenses of $1.3 million from July 11, 2019 to December 31, 2019, related to the TriSource Acquisition. Since the date of the acquisition, TriSource has contributed $9.2 million to revenue and $1.1 million in net income to the Company’s consolidated statement of operations.

APS Payments

On October 14, 2019, the Company acquired substantially all of the assets of APS Payments for $30.0 million in cash. In addition to the $30.0 million cash consideration, the APS selling equityholders may be entitled to a total of $30.0 million in three separate cash earnout payments, dependent on the achievement of certain growth targets.

The following summarizes the preliminary purchase consideration paid to the selling members of APS Payments:

Cash Consideration	$30,000,000
Contingent consideration (1)	12,000,000

Total purchase price	$42,000,000

(1)

Reflects the fair value of Earn-Out Payment, the contingent consideration to be paid to the selling members of APS Payments, pursuant to the APS Payments Purchase Agreement. The selling members of APS Payments will have the contingent earnout right to receive a payment of up to $30.0 million dependent on the achievement of certain growth targets, as defined in the APS Payments Purchase Agreement, for the period commencing on October 12, 2019 and ending on December 31, 2020.

The Company recorded a preliminary allocation of the purchase price to APS Payments’ tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of the October 11, 2019 closing date. The preliminary purchase price allocation is as follows:

Cash and cash equivalents	$—
Accounts receivable	1,963,177
Prepaid expenses and other current assets	67,158

Total current assets	2,030,335
Property, plant and equipment, net	159,553
Restricted cash	549,978
Identifiable intangible assets	21,500,000

Total identifiable assets acquired	24,239,865
Accounts payable	(1,101,706)
Accrued expenses	(19,018)

Net identifiable assets acquired	23,119,142
Goodwill	18,880,858

Total purchase price	$42,000,000

The preliminary values allocated to identifiable intangible assets and their estimated useful lives are as follows:

	Fair Value	Useful life
Identifiable intangible assets	(in millions)	(in years)
Non-compete agreements	$0.5	2
Trade names	0.5	Indefinite
Merchant relationships	20.5	10

	$21.5

Goodwill, $18.9 million, represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets apart from goodwill. Intangible assets not recognized apart from goodwill consist primarily of the strong market position and the assembled workforce of APS Payments.

The Company incurred transaction expenses of $1.0 million from July 11, 2019 to December 31, 2019, related to the APS Payments Acquisition. Since the date of the acquisition, APS Payments has contributed $3.2 million to revenue and $0.8 million in net income to the Company’s consolidated statement of operations.

Pro Forma Financial Information (Unaudited)

The supplemental condensed consolidated results of the Company on an unaudited pro forma basis give effect to the Hawk Parent Business Combination, TriSource Acquisition and APS Payments Acquisition as if the transactions had occurred on January 1, 2017. The unaudited pro forma information reflects adjustments for the issuance of the Company’s common stock, debt incurred in connection with the transactions, impact of the fair value of intangible assets acquired and related amortization and other adjustments the Company believes are reasonable for the pro forma presentation. In addition, the pro forma earnings exclude acquisition-related costs.

	Pro Forma Year Ended December 31, 2019	Pro Forma Year Ended December 31, 2018	Pro Forma Year Ended December 31, 2017
Revenue	$131,262,214	$164,161,841	$124,938,611
Net loss	(45,496,385)	(32,428,157)	(83,166,080)
Net loss attributable to noncontrolling interests	(19,999,699)	(14,255,053)	(36,558,873)
Net loss attributable to the Company	(25,496,686)	(18,173,104)	(46,607,207)
Loss per Class A share — basic and diluted	$(0.70)	$(0.54)	$(1.39)

6. Fair Value of Assets and Liabilities

The following table summarizes, by level within the fair value hierarchy, the carrying amounts and estimated fair values of our assets and liabilities measured at fair value on a recurring or nonrecurring basis or disclosed, but not carried, at fair value in the Condensed Consolidated Balance Sheets as of the dates presented. There were no transfers into, out of, or between levels within the fair value hierarchy during any of the periods presented. Refer to Note 5, Note 9 and Note 10 for additional information on these assets and liabilities.

	December 31, 2019 (Successor)
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$24,617,996	$—	$—	24,617,996
Interest rate swap	—	555,449	—	555,449

Total assets	$24,617,996	$555,449	$—	$25,173,445

Liabilities:
Contingent consideration	$—	$—	$14,250,000	14,250,000
Term loan	—	213,442,705	—	213,442,705

Total liabilities	$—	$213,442,705	$14,250,000	$227,692,705

	December 31, 2018 (Predecessor)
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$13,285,357	$—	$—	13,285,357

Total assets	$13,285,357	$—	$—	$13,285,357

Liabilities:
Contingent consideration	$—	$—	$1,816,988	1,816,988
Term loan	—	94,215,204	—	94,215,204

Total liabilities	$—	$94,215,204	$1,816,988	$96,032,192

Cash and cash equivalents

Cash and cash equivalents are classified within Level 1 of the fair value hierarchy, as the primary component of the price is obtained from quoted market prices in an active market. The carrying amounts of the Company’s cash and cash equivalents approximate their fair values due to the short maturities and highly liquid nature of these accounts.

Interest rate swap

In October 2019, the Company entered into a $140.0 million notional, fifty-seven month interest rate swap agreement to hedge changes in its cash flows attributable to interest rate risk on $140.0 million of our variable-rate term loan to a fixed-rate basis, thus reducing the impact of interest rate changes on future interest expense. This swap involves the receipt of variable-rate amounts in exchange for fixed interest rate payments over the life of the agreement without an exchange of the underlying notional amount and was designated for accounting purposes as a cash flow hedge. The interest rate swap is carried at fair value on a recurring basis in the Consolidated Balance Sheets and is classified within Level 2 of the fair value hierarchy, as the inputs to the derivative pricing model are generally observable and do not contain a high level of subjectivity. The fair value was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

Contingent Consideration

Contingent consideration relates to potential payments that the Company may be required to make associated with acquisitions. To the extent that the valuation of these liabilities are based on inputs that are less observable or not observable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for measures categorized in Level 3.

Term loan

The carrying value of our term loan is net of unamortized debt discount and debt issuance costs. The fair value of our term loan was determined using a discounted cash flow model based on observable market factors, such as changes in credit spreads for comparable benchmark companies and credit factors specific to us. The fair value of our term loan is classified within Level 2 of the fair value hierarchy, as the inputs to the discounted cash flow model are generally observable and do not contain a high level of subjectivity.

7. Property and equipment

Property and equipment consisted of the following:

	December 31, 2019	December 31, 2018
	(Successor)	(Predecessor)
Furniture, fixtures, and office equipment	$944,105	$893,287
Computers	859,426	600,139
Leasehold improvements	223,145	310,520

Total	2,026,676	1,803,946
Less: Accumulated depreciation and amortization	416,024	556,797

	$1,610,652	$1,247,149

Depreciation expense for property and equipment was $0.4 million for the Successor period from July 10, 2019 to December 31, 2019. For the Predecessor period from January 1, 2019 to July 10, 2019 depreciation expense was $0.2 million. Under the Predecessor, depreciation expense for property and equipment was $0.4 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively.

8. Intangible assets

The Company holds definite and indefinite-lived intangible assets. The indefinite-lived intangible assets consist of trade names, of $21.2 million, as of December 31, 2019. This balance consists of three trade names, arising from the acquisitions of Hawk Parent, TriSource and APS Payments in the Successor period from July 11, 2019 to December 31, 2019.

Definite-lived intangible assets consisted of the following:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Useful Life (Years)
Customer relationships	$79,187,788	$16,658,908	$62,528,880	7.92
Software costs	7,949,839	2,779,091	5,170,748	2.10
Reseller buyouts	581,000	57,867	523,133	9.00

Balance as of December 31, 2018 (Predecessor)	$87,718,627	$19,495,866	$68,222,761	7.49

Customer relationships	$256,000,000	$11,393,825	$244,606,175	9.48
Channel relationships	3,000,000	141,935	2,858,065	9.53
Software costs	72,290,752	11,080,696	61,210,055	2.54
Non-competition agreements	3,900,000	733,495	3,166,505	2.28

Balance as of December 31, 2019 (Successor)	$335,190,752	$23,349,951	$311,840,801	7.90

The Successor’s amortization expense for intangible assets was $23.3 million for the period from July 11, 2019 through December 31, 2019. The Predecessor’s amortization expense for intangible assets was $5.9 million for the period from January 1, 2019 to July 10, 2019. The Predecessor’s amortization expense for intangible assets was $10.0 million and $7.3 million for the years ended December 31, 2018 and 2017, respectively.

The estimated amortization expense for the next five years and thereafter in the aggregate is as follows:

Year Ending December 31,	Estimated Future Amortization Expense
2020	$51,904,695
2021	50,848,243
2022	39,501,841
2023	26,307,778
2024	26,255,735
2025	26,127,778
Thereafter	$90,894,731

9. Goodwill

The following table presents changes to goodwill for the years ended December 31, 2019 and 2018:

Total
Balance as of December 31, 2017	$119,529,202
Acquisitions	—
Dispositions	—
Impairment Loss	—

Balance as of December 31, 2018 (Predecessor)	$119,529,202

Balance as of July 11, 2019	$339,911,399
Acquisitions	49,749,119
Dispositions	—
Impairment Loss	—

Balance as of December 31, 2019 (Successor)	$389,660,519

10. Borrowings

Prior Credit Agreement

The Predecessor entered into a Revolving Credit and Term Loan Agreement (the “Prior Credit Agreement”), with SunTrust Bank and the other lenders party thereto on September 28, 2017, and amended December 15, 2017, which included a revolving loan component, the term loan and a delayed draw term loan. The Prior Credit Agreement was collateralized by substantially all assets of the Predecessor, based on the Prior Credit Agreement’s collateral documents, and it included restrictive qualitative and quantitative covenants, as defined in the Prior Credit Agreement. The Predecessor was in compliance with its restrictive covenants under the Prior Credit Agreement at December 31, 2018.

The Prior Credit Agreement provided for a maximum $10.0 million revolving loan at a variable interest rate. This facility was terminated upon the closing of the Business Combination and execution of the New Credit Agreement (defined below). At the Closing and December 31, 2018, the outstanding balance on the revolving loan was $3.5 million. This balance was settled upon the Closing. Interest expense on the line of credit totaled $0.1 million for the period from January 1, 2019 to July 10, 2019. Interest expense on the line of credit totaled $0.2 million and $0.1 million for the years ended December 31, 2018 and 2017, respectively.

New Credit Agreement

The Company entered into a Revolving Credit and Term Loan Agreement (the “New Credit Agreement”) on July 11, 2019, with Truist Bank (formerly SunTrust Bank) and the other lenders party thereto, which provided a revolving credit facility, a term loan A, and a delayed draw term loan at a variable interest rate (5.26% at December 31, 2019). The term of the New Credit Agreement expires on July 11, 2024. The New Credit Agreement is collateralized by substantially all of the Company’s assets, and includes restrictive qualitative and quantitative covenants, as defined in the New Credit Agreement. The Company was in compliance with its restrictive covenants under the New Credit Agreement at December 31, 2019.

As of December 31, 2019, the New Credit Agreement provided for an aggregate revolving commitment of $20.0 million at a variable interest rate (5.26% at December 31, 2019). At December 31, 2019, there was $10.0 million on the revolving credit facility. The Successor’s interest expense on the line of credit totaled $0.1 million for the period from July 11, 2019 through December 31, 2019. The New Credit Agreement was upsized in February 2020. See Note 18 for more information.

At December 31, 2019 and December 31, 2018, total borrowings under the New Credit Agreement and Prior Credit Agreement consisted of the following, respectively:

	December 31, 2019	December 31, 2018
	Successor	Predecessor
Non-current indebtedness:
Term Loan	$168,937,500	$63,750,000
Delayed Draw Term Loan	40,000,000	28,500,000
Revolving Credit Facility	10,000,000	3,500,000

Total borrowings under credit facility (1)	218,937,500	95,750,000
Less: Current maturities of long-term debt (2)	5,500,000	4,900,000
Less: Long-term loan debt issuance cost (3)	5,494,795	1,534,796

Total non-current borrowings	$207,942,705	$89,315,204

(1)

The Term Loan, Delayed Draw Term Loan and Revolving Credit Facility bear interest, at variable rates, which were 5.26% and 5.77% at December 31, 2019 (Successor) and December 31, 2018 (Predecessor), respectively

(2)

Pursuant to the terms of the New Credit Agreement, the Successor is required to make quarterly principal payments equal to 0.625% of the initial principal amount of the Term Loan and Delayed Draw Term Loan (collectively the “Term Loans”). Under the Prior Credit Agreement, the Predecessor was required to make quarterly principal payments equal to 1.25% of the initial principal amount of the Term Loans.

(3)

The Successor incurred $0.6 million of interest expense for the amortization of deferred debt issuance costs from the Closing through December 31, 2019. The Predecessor incurred $0.2 million for the period January 1, 2019 to July 10, 2019.

Following is a summary of principal maturities of the term loan for each of the next five years ending December 31 and in the aggregate:

2020	$5,500,000
2021	7,875,000
2022	13,125,000
2023	15,750,000
2024	166,687,500

$208,937,500

The Successor incurred interest expense on the Term Loans of $5.3 million from July 11, 2019 through December 31, 2019. The Predecessor incurred interest expense of $2.8 million for the period from January 1, 2019 to July 10, 2019. Interest expense on the long-term debt totaled $5.5 million and $4.4 million for the years ended December 31, 2018 and 2017, respectively.

11. Derivative Instruments

The Company does not hold or use derivative instruments for trading purposes.

Derivative Instruments Designated as Hedges

Interest rate fluctuations expose the Company’s variable-rate term loan to changes in interest expense and cash flows. As part of its risk management strategy, the Company may use interest rate derivatives, such as interest rate swaps, to manage its exposure to interest rate movements.

In October 2019, the Company entered into a $140.0 million notional, five-year interest rate swap agreement to hedge changes in cash flows attributable to interest rate risk on $140.0 million of its variable-rate term loan. This agreement involves the receipt of variable-rate amounts in exchange for fixed interest rate payments over the life of the agreement without an exchange of the underlying notional amount. This interest rate swap was designated for accounting purposes as a cash flow hedge. As such, changes in the interest rate swap’s fair value are deferred in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets and are subsequently reclassified into interest expense in each period that a hedged interest payment is made on the Company’s variable-rate term loan.

As of December 31, 2019, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk.

	Notional Amount	Fixed Interest Rate	Termination Date
Interest rate swap	$140,000,000	1.598%	July 11, 2024

12. Commitments and contingencies

The Company is committed under various operating leases for buildings with varying expiration dates. Future minimum lease payments under noncancelable operating leases as of December 31, 2019, are as follows:

Year Ended	Amounts
2020	$944,234
2021	716,367
2022	301,455
2023	103,868
2024	—
Thereafter	—

$2,065,924

13. Related party transactions

The Predecessor paid management fees to Corsair Capital LLC, a related party having common ownership in the amount of $210,753 from January 1, 2019 to July 10, 2019. The Predecessor paid management fees of $0.4 million and $0.4 million for the years ended December 31, 2018 and 2017, respectively, which are included in selling, general, and administrative expenses in the consolidated statement of operations.

The Successor incurred transaction costs on behalf of related parties from July 11, 2019 through December 31, 2019 of $1.3 million. The Predecessor incurred transaction costs on behalf of related parties from January 1, 2019 to July 10, 2019 of $6.8 million. The Predecessor incurred transaction costs on behalf of related parties for the years ended December 31, 2018 and 2017 of $1.6 million and $0.4 million, respectively.

As of December 31, 2019, the Successor held receivables from related parties $0.6 million. These amounts were due from employees, related to tax withholding on vesting of equity compensation. See Note 14 for more detail on these restricted share awards. As of December 31, 2018 the Predecessor held no receivables from related parties.

The Successor owed $14.3 million to related parties, in the form of contingent consideration payable to the sellers of TriSource and APS who were employees of REPAY, as of December 31, 2019. Further, the Successor owed employees $0.3 million for amounts paid on behalf of the Company. As of December 31, 2018 the Predecessor did not have any amounts due to related parties.

14. Share based compensation

Omnibus Incentive Plan

At the Shareholders Meeting, Thunder Bridge shareholders considered and approved the 2019 Plan which resulted in the reservation of 7,326,728 shares of common stock for issuance thereunder. The 2019 Plan became effective immediately upon the Closing.

Under this plan, the Company currently has two types of share-based compensation awards outstanding: restricted stock awards (RSAs) and restricted stock units (RSUs). Activity from July 11, 2019 through December 31, 2019 was as follows:

	Class A Common Stock	Weighted Average Grant Date Fair Value
Unvested at July 11, 2019	—
Granted	3,275,229	$12.07
Forfeited (1)	321,263	11.81
Vested	1,135,291	11.68

Unvested at December 31, 2019	1,818,675	$12.39

(1)

Upon vesting, award-holders elected to sell shares to the Company in order to satisfy the associated tax obligations. The awards are not deemed outstanding; further, these forfeited shares are added back to the amount of shares available for grant under the 2019 Plan.

Unrecognized compensation expense related to unvested RSAs and RSUs was $17.5 million at December 31, 2019, which is expected to be recognized as expense over the weighted-average period of 2.26 years. The Successor incurred $22.0 million of share-based compensation expense from July 11, 2019 through December 31, 2019.

Original Equity Incentives

As a result of the change in ownership of Hawk Parent, 9,171 previously unvested profit interest units of the Predecessor with a weighted average grant date fair value of $180.87 were automatically vested, upon the Closing. A summary of the changes in non-vested units outstanding for the period from January 1, 2019 to July 10, 2019 is presented below:

	Units	Weighted average fair value per unit
Non-vested units at January 1, 2019	9,460	$182.83
Activity during the period:
Granted	—
Vested	(9,460)	(182.83)

Non-vested units at December 31, 2019	—	$—

The estimated fair value of the Predecessor’s profit interest units that vested during January 1, 2019 to July 10, 2019 is $0.9 million. During the years ended December 31, 2018 and 2017, the Predecessor incurred $0.5 million and $0.6 million, respectively, of share-based compensation expense, included in selling, general and administrative costs in the Consolidated Statements of Operations.

15. Taxation

Repay Holdings Corporation is taxed as a corporation and is subject to paying corporate federal, state and local taxes on the income allocated to it from Hawk Parent, based upon Repay Holding Corporation’s economic interest held in Hawk Parent, as well as any stand-alone income or loss it generates. Hawk Parent is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Hawk Parent is not subject to U.S. federal and certain state and local income taxes. Hawk Parent’s members, including Repay Holdings Corporation, are liable for federal, state and local income taxes based on their allocable share of Hawk Parent’s pass-through taxable income.

The components of income before income taxes are as follows:

	July 11, 2019 to December 31, 2019	January 1, 2019 to July 10, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	(Successor)	(Predecessor)
Domestic	$(36,281,944)	$(23,668,078)	$10,537,443	$9,448,244
Foreign	(269,721)	(74,452)	—	—

Income (loss) before income tax expense	$(36,551,665)	$(23,742,530)	$10,537,443	$9,448,244

The Company recorded a provision for income tax as follows:

	July 11, 2019 to December 31, 2019	January 1, 2019 to July 10, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	(Successor)	(Predecessor)
Current expense
Federal	$—	$—	$—	$—
State	—	—	—	—
Foreign	—	—	—	—

Total current expense (benefit)	—	—	—	—

Deferred expense
Federal	$(4,343,013)	$—	$—	$—
State	(575,152)	—	—	—
Foreign	(72,824)	—	—	—

Total deferred benefit	(4,990,989)	—	—	—

Income tax benefit	$(4,990,989)	$—	$—	$—

A reconciliation of the United States statutory income tax rate to the Company’s effective income tax rate is as follows for the years indicated:

	July 11, 2019 to December 31, 2019	January 1, 2019 to July 10, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	(Successor)	(Predecessor)
Federal income tax expense	21.0%	0.0%	0.0%	0.0%
State taxes, net of federal benefit	1.6%	0.0%	0.0%	0.0%
Income attributable to noncontrolling interest	-8.6%	0.0%	0.0%	0.0%
Excess tax benefit related to share-based compensation	0.5%	0.0%	0.0%	0.0%
Other	-0.8%	0.0%	0.0%	0.0%

Total deferred benefit	13.7%	0.0%	0.0%	0.0%

The Company’s effective tax rate for the period from July 11, 2019 through December 31, 2019, the Successor period, was 13.7%. The comparison of our effective tax rate to the U.S. statutory tax rate of 24% was primarily influenced by the fact that the Company is not liable for the income taxes on the portion of Hawk Parent’s earnings that are attributable to noncontrolling interests. The results for the Predecessor do not reflect income tax expense because, prior to the Closing, the consolidated Hawk Parent was treated as a partnership for U.S. federal and most applicable state and local income tax purposes and was not subject to corporate tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Details of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2019	December 31, 2018
	Successor	Predecessor
Deferred tax assets
Tax Credits	$52,314	$—
Section 163(j) Limitation Carryover	719,773	—
Acquisition Costs	378,386	—
Federal Net Operating Losses	3,682,201	—
State Net Operating Losses	526,607	—
Foreign Net Operating Losses	74,445	—
Other Assets	10,320	—

Total deferred tax asset	5,444,045	—
Valuation allowance	(5,799,118)	—

Total deferred tax asset, net of valuation allowance	(355,073)	—
Deferred tax liabilities
Partnership basis tax differences	(413,261)	—

Total deferred tax liabilities	(413,261)	—

Net deferred tax liabilities	$(768,334)	$—

As a result of the Merger, the Company recognized a deferred tax asset (DTA) and offsetting deferred tax liability (DTL) in the amount of $5.8 million to account for the portion of the Company’s outside basis in the partnership interest that it will not recover through tax deductions, a ceiling rule limitation arising under Internal Revenue Code (the “Code”) sec. 704(c). As the ceiling rule causes taxable income allocations to be in excess of 704(b) book allocations the DTL will unwind, leaving only the DTA, which may only be recovered through the sale of the partnership interest in Hawk Parent. At the Closing, the Company concluded, based on the weight of all positive and negative evidence, that all of our DTA are not likely to be realized. As such, a 100% valuation allowance was recognized. In addition, the Company recognized a change to the valuation allowance in the amount of $0.04 million as of December 31, 2019.

As of December 31, 2019, the Company has a federal net operating loss carryforward of approximately $3.7 million, state net operating loss carryforwards of approximately $0.5 million, and foreign net operating loss carryforwards of approximately $0.1 million, which will be available to offset future taxable income. The federal and foreign net operating loss carryforwards have an indefinite life. The state net operating loss carryforwards will begin to expire between 2031 and 2035. The Company expects to utilize the net operating loss against earnings in future years.

No uncertain tax positions existed as of December 31, 2019.

Tax receivable agreement liability

Pursuant to our election under Section 754 of the Code, we expect to obtain an increase in our share of the tax basis in the net assets of Hawk Parent when Post-Merger Repay Units are redeemed or exchanged for Class A common stock of Repay Holdings Corporation. The Company intends to treat any redemptions and exchanges of Post-Merger Repay Units as direct purchases for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that the Company would otherwise pay in the future to various tax authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

On July 11, 2019, the Company entered into a TRA that provides for the payment by the Company of 100% of the amount of any tax benefits realized, or in some cases are deemed to realize, as a result of (i) increases in our share of the tax basis in the net assets of Hawk Parent resulting from any redemptions or exchanges of Post-Merger Repay Units and from our acquisition of the equity of the selling Hawk Parent members, (ii) tax basis increases attributable to payments made under the TRA, and (iii) deductions attributable to imputed interest pursuant to the TRA (the “TRA Payments”). The TRA Payments are not conditioned upon any continued ownership interest in Hawk Parent or Repay. The rights of each party under the TRA other than the Company are assignable. The timing and amount of aggregate payments due under the TRA may vary based on a number of factors, including the timing and amount of taxable income generated by the Company each year, as well as the tax rate then applicable, among other factors.

As of December 31, 2019, the Company had a liability of $67.2 million related to its projected obligations under the TRA, which is captioned as the tax receivable agreement liability in our Audited Consolidated Balance Sheet.

16. Segment Reporting

The Company conducts its operations through a single operating segment and, therefore, one reportable segment. Operating segments are revenue-generating components of a company for which separate financial information is internally produced for regular use by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess the performance of the business. Our CODM uses a variety of measures to assess the performance of the business; however, detailed profitability information of the nature that could be used to allocate resources and assess the performance of the business are managed and reviewed for the Company as a whole.

There are no significant concentrations by state or geographical location, nor are there any significant individual customer concentrations by balance.

17. Selected Quarterly Financial Data (Unaudited)

The following tables set forth certain unaudited quarterly results of operations for the indicated periods:

	Three months ended December 31, 2019	From July 11, 2019 to September 30, 2019	From July 1, 2019 to July 10, 2019	Three months ended June 30, 2019	Three months ended March 31, 2019
(in thousands)	(Successor)		(Predecessor)
Revenue (1)	$33,633	$23,927	$2,334	$16,304	$23,024
Income (loss) from operations	(13,464)	(14,147)	(32,536)	5,626	6,313
Net income (loss)	(15,681)	(15,880)	(32,763)	4,156	4,864
Net income (loss) attributable to the Company	(7,809)	(8,481)	(32,763)	4,156	4,864
Earnings (loss) per Class A share:
Basic and diluted (2)	$(0.21)	$(0.25)

	Three months ended December 31, 2018	Three months ended September 30, 2018	Three months ended June 30, 2018	Three months ended March 31, 2018
(in thousands)	(Predecessor)
Revenue	$33,858	$32,292	$31,066	$32,797
Income from operations	3,717	5,215	5,995	1,684
Net income	2,145	3,727	4,484	181
Net income attributable to the Company	2,145	3,727	4,484	181

(3)

Revenue for the reporting period beginning in 2019 is presented under ASC 606, while prior period revenue continues to be reported in accordance with the Company’s historic accounting practices under previous guidance. Refer to Note 2, “Basis of Presentation and Summary of Significant Accounting Policies”, for further discussions of the adoption of ASC 606.

(4)

The sum of the quarterly earnings per share amounts may not equal the full year amount reported since per share amounts are computed independently for each period based upon the respective weighted-average common shares outstanding for each respective period.

18. Subsequent events

Management has evaluated subsequent events and their potential effects on these consolidated financial statements through March 16, 2020, which is the date the consolidated financial statements were available to be issued.

On February 10, 2020, Repay announced the acquisition of Ventanex for up to $50.0 million, which includes a $14.0 million performance-based earnout. The closing of the acquisition was financed with a combination of cash on hand and new borrowings under Repay’s existing credit facility. As part of the financing for the transaction, Repay entered into an agreement with Truist Bank (formerly SunTrust Bank) and other members of its existing bank group to amend and upsize its previous $230.0 million credit facility under the Amended Credit Agreement to $345.0 million to provide additional capacity for growth.

On February 21, 2020, the Company entered into a swap transaction with Regions Bank. On a quarterly basis, commencing on March 31, 2020 up to and including the termination date of February 10, 2025, the Company will make fixed payments on a beginning notional amount of $30.0 million. On a quarterly basis, commencing on February 21, 2020 up to and including the termination date of February 10, 2025, the counterparty will make floating rate payments based on the 3-month LIBOR on the beginning notional amount of $30.0 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Thunder Bridge Acquisition, Ltd.

Opinion on the financial statements

We have audited the accompanying balance sheets of Thunder Bridge Acquisition, Ltd. (the “Company”) as of December 31, 2018 and 2017, the related statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2018 and the period from September 18, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and the period from September 18, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton LLP

We have served as the Company’s auditor since 2017.

Philadelphia, Pennsylvania

March 25, 2019

THUNDER BRIDGE ACQUISITION, LTD.

BALANCE SHEETS

DECEMBER 31,

	2018	2017
ASSETS
Current assets
Cash and cash Equivalents	$108,818	$25,817
Prepaid expenses	130,612	—

Total current assets	239,430	25,817
Other assets
Cash and marketable securities held in Trust Account	263,254,659	—
Deferred offering costs	—	150,513

Total assets	$263,494,089	$176,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$320,747	$—
Promissory note payable	—	156,600

Total current liabilities	320,747	156,600
Deferred underwriting fee payable	9,690,000	—

Total Liabilities	10,010,747	156,600

Ordinary shares subject to possible redemption, 24,361,111 at redemption value	248,483,332	—

Shareholders’ Equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 1,438,889 shares issued and outstanding (excluding 24,361,111 shares subject to possible redemption)	144	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,450,000 and 6,468,750 shares issued and outstanding(1)(2)	645	647
Additional paid in capital	3,481,063	24,353
Retained earnings (accumulated deficit)	1,518,158	(5,270)

Total Shareholders’ Equity	5,000,010	19,730

	$263,494,089	$176,330

(1)

Includes an aggregate of up to 843,750 Class B ordinary shares that are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters at December 31 2017 (see Note 7).

(2)	The shares and the associated amounts have been retroactively restated to reflect the stock dividend of .125 per share of Class B ordinary shares on June 18, 2018 (see Note 2).

See accompanying notes to the financial statements.

THUNDER BRIDGE ACQUISITION, LTD.

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2018	For the period from September 18, 2017 (inception) through December 31, 2017
Formation costs and other operating expenses	$(1,151,231)	$(5,270)

Loss from operations	(1,151,231)	(5,270)
Interest income	2,559,541	—
Unrealized gains on marketable securities	115,118	—

Net income (loss)	$1,523,428	$(5,270)

Weighted average shares outstanding, basic and diluted(1)(2)	7,166,771	4,904,762
Loss available to ordinary shares:
Basic and diluted	$(0.14)	$(0.00)

(1)

excludes an aggregate of up to 24,361,111shares subject to redemption at December 31, 2018 and an aggregate of up to 843,750 Class B shares that are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters at December 31, 2017 (See Note 7).

(2)	The shares and the associated amounts have been retroactively restated to reflect the stock dividend of .125 per share of Class B ordinary shares on June 18, 2018 (see Note 2).

See accompanying notes to the financial statements.

THUNDER BRIDGE ACQUISITION, LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares		Class B Ordinary shares		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance — September 18, 2017 (date of inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to sponsor(1)(2)	—	—	6,468,750	647	24,353	—	25,000
Net loss	—	—	—	—	—	(5,270)	(5,270)

Balance — December 31, 2017	—	—	6,468,750	647	24,353	(5,270)	19,730
Sale of 22,500,000 Units, net of underwriting discount and offering expenses	22,500,000	2,250			211,922,934	—	211,925,184
Sale of 8,500,000 Private Placement Warrants	—	—	—	—	8,500,000	—	8,500,000
Exercise of Underwriters’ Unit Purchase Option for sale of 3,300,000 units, net of underwriting discount	3,300,000	330	—	—	31,184,670	—	31,185,000
Sale of 330,000 Private Placement Warrants	—	—	—	—	330,000	—	330,000
Forfeiture of Class B ordinary shares	—	—	(18,750)	(2)	2	—	—
Ordinary shares subject to possible redemption	(24,361,111)	(2,436)			(248,480,896)	—	(248,483,332)
Net income	—	—	—	—	—	1,523,428	1,523,428

Balance — December 31, 2018	1,438,889	$144	6,450,000	$645	$3,481,063	$1,518,158	$5,000,010

(1)	Includes an aggregate of up to 843,750shares that are subject to forfeiture if the over-allotment option is not exercised in full by the underwriters at December 31, 2017 (see Note 7).
(2)	The shares and the associated amounts have been retroactively restated to reflect the stock dividend of ..125share per share of Class B ordinary shares on June 18, 2018

See accompanying notes to the financial statements.

THUNDER BRIDGE ACQUISITION, LTD.

STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2018	For the period from September 18, 2017 (inception) through December 31, 2017
Cash flow from operating activities:
Net income (loss)	$1,523,428	$(5,270)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Changes in operating assets and liabilities:
Interest earned in Trust Account	(2,559,541)	—
Unrealized gain on marketable securities held in Trust Account	(115,118)	—
Prepaid expenses	(130,612)	—
Accounts payable	320,747	—

Net cash used in operating activities	(961,096)	(5,270)

Cash flows from investing activities:
Investment of cash in Trust Account	(260,580,000)	—

Net cash used in investing activities	(260,580,000)	—

Cash flows from financing activities:
Proceeds from sale of Class B ordinary shares	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	253,500,000	—
Proceeds from sale of Private Placement Warrants	8,830,000	—
Proceeds from promissory note	121,000	156,600
Repayment of promissory note	(277,600)	—
Payment of deferred offering costs	(549,303)	(150,513)

Net cash provided by financing activities	261,624,097	31,087

Net change in cash and cash equivalents	83,001	25,817
Cash and cash equivalents at the beginning of the period	25,817	—

Cash and cash equivalents at the end of the period	$108,818	$25,817

Supplemental disclosure of non-cash financing activities:
Deferred underwriting commissions	$9,690,000	$—
Initial value of ordinary shares subject to redemption	$246,959,715	$—
Change in value of ordinary shares subject to redemption	$1,523,617	$—

See accompanying notes to the financial statements.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

Thunder Bridge Acquisition, Ltd. (the “Company”) was incorporated as a Cayman Islands exempted company on September 18, 2017. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

The period from September 18, 2017 (inception) through June 21, 2018 related to the Company’s formation and its initial public offering (“Public Offering”) described below, and subsequent to the Public Offering, the search for a target business with which to consummate an initial Business Combination. The Company will not generate any operating revenues until after completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and marketable securities from the proceeds derived from the Public Offering.

The registration statement for the Company’s Public Offering was declared effective on June 18, 2018. On June 21, 2018, the Company consummated the Public Offering of 22,500,000 units (“Units” and, with respect to the Class A ordinary shares included in the Units offered, the “Public Shares”), generating gross proceeds of $225,000,000, which is described in Note 3.

Simultaneously with the closing of the Public Offering, the Company consummated the sale of 8,500,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement to Thunder Bridge Acquisition, LLC (the “Sponsor”) and Cantor Fitzgerald & Company (“Cantor”), generating gross proceeds of $8,500,000, which is described in Note 4.

Following the closing of the Public Offering on June 21, 2018, an amount of $227,500,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Public Offering and the Private Placement Warrants was placed in a trust account (“Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

On June 28, 2018, in connection with the underwriters’ exercise of their over-allotment option in full, the Company consummated the sale of an additional 3,300,000 Units at a price of $10.00 per Unit generating gross proceeds of $33,000,000, and consummated a private sale of an additional 330,000 private placement warrants to the Sponsor, generating gross proceeds of $330,000. Following the closing, an additional $33,330,000 of proceeds was placed in the Trust Account.

Transaction costs amounted to $14,889,816, consisting of $4,500,000 of underwriting fees, $9,690,000 of deferred underwriting fees (see Note 6) and $699,816 of other costs. In addition, $1,169,015 of cash was held outside of the Trust Account for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations (Cont.)

equal to at least 80% of the balance in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide the holders of the public shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of the Business Combination, either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer, in either case at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares. Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the public shares. In connection with any shareholder vote required to approve any Business Combination, the Sponsor and any other shareholder of the Company prior to the consummation of the Public Offer Sponsor (collectively with the Sponsor, the “Initial Shareholders”) and the Company’s directors and officers will agree (i) to vote any of their respective Ordinary Shares (as defined below) in favor of the initial Business Combination and (ii) not to redeem any of their Ordinary Shares in connection therewith.

The NASDAQ rules require that the Business Combination must be with one or more target businesses that together have an aggregate fair market value equal to at least 80% of the balance in the Trust Account (less any Deferred Commissions (as defined below) and taxes payable on interest earned) at the time of the Company signing a definitive agreement in connection with the Business Combination.

The Company will have until December 21, 2019 to consummate a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination within 18months of the closing of Public Offering, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its Board of Directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In the event of a liquidation, the Public Shareholders will be entitled to receive a full pro rata interest in the Trust Account (initially $10.10 per share, plus any pro rata interest earned on the Trust Fund not previously released to the Company and less up to $100,000 of interest to pay dissolution expenses). There will be no redemption rights or liquidating distributions with respect to the Founder Shares (as defined below) or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the 18-month time period.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission.

Stock Dividend

On June 18, 2018, the Company’s pricing committee of the board of directors approved a stock dividend of 718,750 Class B Ordinary Shares (“Stock Dividend”). The par values of the ordinary and preferred shares were not adjusted as a result of the Stock Dividend. All references to ordinary shares, warrants to purchase ordinary shares, share data, per share data, and related information contained in the financial statements have been retroactively adjusted to reflect this Stock Dividend for all periods presented.

Cash and Marketable Securities held in Trust Account:

The amounts initially deposited in the Trust Account represent proceeds from the Public Offering and the Private Placement totaling $260,580,000, of which $260,537,199 was invested in United States treasury obligations with original maturities of nine months or less. The remaining $42,801 of proceeds were held in cash. These assets can only be used by the Company in connection with the consummation of an initial Business Combination.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates, and those differences could be material.

Loss Per Ordinary Share

Basic loss per ordinary share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Consistent with US GAAP, ordinary shares subject to possible redemption, as well as their pro rata share of undistributed trust earnings consistent with the two-class method, have been excluded from the calculation of loss per ordinary share for year ended December 31, 2018. Such shares, if redeemed, only participate in their pro rata share of trust earnings. Diluted loss per share includes the incremental number of ordinary shares to be issued to settle warrants, as calculated using the treasury method. For the year ended December 31, 2018 and the period from September 18, 2017 (inception) through December 31, 2017, the Company did not have any dilutive warrants, securities or other contracts that could potentially, be exercised or converted into ordinary shares, since the exercise of the warrants and shares is contingent on the occurrence of future events. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for all periods presented.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (Cont.)

A reconciliation of net loss per ordinary share as adjusted for the portion of income that is attributable to ordinary shares subject to redemption is as follows:

	For the year ended December 31, 2018	For the period from September 18, 2017 (inception) through December 31, 2017
Net income (loss)	$1,523,428	$(5,270)
Less: Income attributable to ordinary shares subject to possible redemption	(2,534,838)	—

Net loss available to ordinary shares	$(1,011,410)	$(5,270)

Basic and diluted weighted average number of shares	7,166,771	4,904,762
Basic and diluted loss available to ordinary shares	$(0.14)	$(0.00)

Ordinary shares subject to possible redemption

The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2018, ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Offering costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the financial statement date that are directly related to the Public Offering. Offering costs amounting to $14,889,816 were charged to stockholders’ equity upon the completion of the Public Offering.

Income Taxes

The Company accounts for income taxes under FASB ASC 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statement and prescribes a recognition threshold and measurement process for financial statement recognition

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (Cont.)

and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits as of December 31, 2018 and 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the Government of the Cayman Islands.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, Fair Value Measurements and Disclosures, approximates the carrying amounts represented in the financial statements.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (Cont.)

Subsequent Events

Management of the Company evaluates events that have occurred after the balance sheet date of December 31, 2018 through the date that the financial statements were issued. Based upon the review, management did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements, except as noted below.

On January 21, 2019, the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TB Acquisition Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), Hawk Parent Holdings, LLC, a Delaware limited liability company (“Repay”), and CC Payment Holdings, L.L.C., solely in its capacity as the securityholder representative thereunder (the “Repay Securityholder Representative”). Pursuant to the Merger Agreement, (i) the Company will domesticate from a Cayman Islands exempted company to a Delaware corporation (the “Domestication”) and (ii) Merger Sub will merge with and into Repay with Repay continuing as the surviving entity and a subsidiary of the Company (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Transactions”). In connection with the Transactions, the Company’s corporate name will change to “Repay Holdings Corporation.”

As a result of the Transactions, each issued and outstanding Class A ordinary share and Class B ordinary share of the Company will convert into a share of Class A common stock of the Company, and each issued and outstanding warrant to purchase Class A ordinary shares of the Company will be exercisable by its terms to purchase an equal number of shares of Class A common stock of the Company. Each share of Company Class A common stock will provide the holder with the rights to vote, receive dividends, and share in distributions in connection with a liquidation and other shareholders rights with respect to the Company.

The merger consideration (the “Merger Consideration”) to be paid to holders of the limited liability company interests of Repay pursuant to the Merger Agreement will be an amount equal to $600,000,000, subject to adjustment, paid in a mix of cash and units representing limited liability company interests of Repay as the surviving company following the Merger (“Post-Merger Repay Units”), each of which will be exchangeable on a one-for-one basis for shares of Class A common stock of the Company. The Merger Consideration of $600,000,000 will be reduced (or increased if such amount is negative) by an amount equal to the sum of certain Closing Adjustment Items (as defined in the Merger Agreement) and may be increased by any amounts remaining of the following, which will be deducted from the Merger Consideration and escrowed or otherwise set aside under the Merger Agreement: (a) the Escrow Units referred to under “Escrow Units; Purchase Price Adjustment” below, (b) $2,000,000 in cash to be held by the Repay Securityholder Representative to pay its costs and expenses, (c) $14,048,595 in cash to be held in escrow to cover certain contingent earn-out obligations of Repay and (d) $150,000 in cash to be held in escrow to cover certain specified indemnity matters under the Merger Agreement.

In connection with the Merger Agreement, the Sponsor has agreed to forfeit 400,000shares and to escrow 3,900,000 shares. Additionally, 7,500,000 shares to be issued as part of the Merger Consideration will also be placed in escrow. All shares held in escrow are subject to an earnout based upon the Company’s stock price reaching certain thresholds.

The Merger Agreement also requires the establishment of a management incentive plan and allocates 6,800,000 shares to such plan.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (Cont.)

In January 2019, SunTrust Bank and SunTrust Robinson Humphrey, Inc. (“SunTrust”) provided a commitment letter to the Company to provide credit facilities of approximately $170,400,000 at the closing of the Merger.

In conjunction with its contingent forward purchase contract as described in Note6, a member of the Sponsor granted its consent to the Merger Agreement. However, since the Company entered into a commitment for financing from SunTrust, the member of the Sponsor waived its right to provide equity financing for the proposed transaction.

Note 3 — Public Offering

Pursuant to the Public Offering, the Company sold 25,800,000 units at a purchase price of $10.00 per Unit, including the underwriter over-allotment of 3,300,000 units. Each Unit consists of one share of Class A ordinary shares and one warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A ordinary shares at an exercise price of $11.50 (see Note 7).

Note 4 — Private Placement

Simultaneously with the Public Offering, the Sponsor and Cantor purchased an aggregate of 8,830,000 Private Placement Warrants at $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,830,000. Each Private Placement Warrant is exercisable to purchase one share of Class A ordinary shares at an exercise price of $11.50. The proceeds from the Private Placement Warrants were added to the proceeds from the Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Public Offering, except that the Private Placement Warrants: (i) will not be redeemable by the Company; (ii) may be exercised for cash or on a cashless basis, so long as they are held by the Sponsor, Cantor or any of their permitted transferees and (iii) are (including the ordinary shares issuable upon exercise of the Private Placement Warrants) entitled to registration rights. Additionally, the Sponsor and Cantor have agreed not to transfer, assign or sell any of the Private Placement Warrants, including the Class A Shares issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of the Business Combination. In addition, for as long as the Private Placement Warrants are held by Cantor or its designees or affiliates, they may not be exercised after five years from the effective date of the registration statement for the Public Offering.

Note 5 — Related Party Transactions

Founder Shares

On September 20, 2017, an aggregate of 5,750,000 Class B Shares (the “Founder Shares”) were sold to the Sponsor at a price of approximately $0.004 per share, for an aggregate price of $25,000 and the original share issued was surrendered by the Sponsor. On June 18, 2018, the Company effectuated a 1.125 for 1 dividend of its ordinary shares resulting in an aggregate of 6,468,750 founder shares issued and outstanding. This number included an aggregate of up to 843,750 Founder Shares that were subject to forfeiture if the over-allotment option

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (Cont.)

is not exercised in full by the Underwriters in order to maintain the Shareholders’ ownership at 20% of the issued and outstanding Ordinary Shares upon completion of the Public Offering. As a result of the underwriters’ not exercising the over-allotment in full, 18,750 Class B ordinary shares were forfeited.

Private Placement Warrants

The Sponsor and Cantor purchased an aggregate of 8,830,000 Private Placement Warrants at $1.00 per Private Placement Warrant, for an aggregate purchase price of $8,830,000 from the Company.

Administrative Services Agreement

The Company entered into an agreement whereby, commencing on June 20, 2018 through the earlier of the consummation of a Business Combination or the Company’s liquidation, the Company will pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support. Under this Agreement, the Company has paid the affiliate of the Sponsor $60,000 for the year ended December 31, 2018.

Related Party Loans

In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the Business Combination, the Company would repay such loaned amounts. In the event that the Business Combination does not close, the Company may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to the Sponsor. The terms of such loans by the Company’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. The Company does not expect to seek loans from parties other than the Sponsor or its directors or officers or their respective affiliates as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account. There were no loans outstanding as of December 31, 2018 and $156,600 outstanding as of December 31, 2017.

Note 6 — Commitments

Registration Rights

Pursuant to a registration rights agreement entered into on June 21, 2018, the holders of the Founder Shares, the Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the Working Capital Loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments (Cont.)

Underwriters Agreement

The underwriters were paid a cash underwriting discount of 2.0% of the gross proceeds of the Public Offering, or $4,500,000. In addition, the underwriters are entitled to a deferred underwriting discount of 3.5% of the $225,000,000 gross proceeds of the Public Offering and 5.5% on the $33,000,000 of the overallotment gross proceeds, or $9,960,000. The deferred commission was placed in the Trust Account and will be paid in cash upon the closing of a Business Combination, subject to the terms of the underwriting agreement.

Share Purchase Agreement

A member of the Sponsor agreed to enter into a contingent forward purchase contract with the Company, pursuant to which such member would purchase, in a private placement to occur concurrently with the consummation of a Business Combination, 5,000,000 Units (the “Forward Units”) for gross proceeds of $50,000,000 on substantially the same terms as the sale of Units in Public Offering. The funds from the sale of Forward Units will be used as part of the consideration to the sellers in a Business Combination; any excess funds from this private placement will be used for the working capital needs of the post-transaction company. This agreement is independent of the percentage of shareholders electing to redeem their Public Shares and may provide the Company with a minimum funding level for a Business Combination. The contingent forward purchase contract is subject to conditions, including that the member consents to the Company’s Business Combination. The member granting its consent to the Business Combination is entirely within such member’s sole discretion. Accordingly, if it does not consent to the Business Combination, it will not be obligated to purchase the Forward Units. Provided that such member consents to the Company’s Business Combination, the Company has also agreed to provide such member with a right of first refusal to provide up to 51% of any necessary debt financing in connection with the Company’s Business Combination and to act as lead agent and arranger in connection thereto. As described in Note 2, the member of the Sponsor consented to the Business Combination, but waived its right to exercise the contingent forward purchase contract.

Note 7 — Shareholders’ Equity

Preferred Shares

The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the Ordinary Shares and could have anti-takeover effects.

At December 31, 2018 and 2017, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 Class A Shares, with a par value of $0.0001 each, and 20,000,000 Class B ordinary shares, with a par value of $0.0001 each (the “Class B Shares” and, together with the Class A Shares, the “Ordinary Shares”). Holders of the Ordinary Shares are entitled to one vote for each Ordinary Share; provided that only holders of the Class B Shares have the right to vote on the election of directors prior to the Business Combination. The Class B Shares will automatically convert into Class A Shares at the time of the Business Combination, on a one-for-one basis, subject to adjustment for share splits, share

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 7 — Shareholders’ Equity (Cont.)

dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Public Offering and related to the closing of the Business Combination, the ratio at which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, 20% of the sum of all Ordinary Shares outstanding upon completion of the Public Offering plus all Class A Shares and equity-linked securities issued or deemed issued in connection with the Business Combination, excluding any Ordinary Shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any Private Placement-equivalent Warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company or any securities issued pursuant to the Forward Purchase Contract. Holders of Founder Shares may also elect to convert their Class B Shares into an equal number of Class A Shares, subject to adjustment as provided above, at any time.

At December 31, 2018, there were 1,438,889 Class A Shares issued and outstanding, (excluding 24,361,111 Class A shares subject to possible redemption), and there were 6,450,000 Class B Shares issued and outstanding. At December 31, 2017 there were no Class A Shares issued and outstanding and 6,468,750 Class B Shares issued and outstanding.

Founder Shares

On September 20, 2017, an aggregate of 5,750,000 Class B Shares (the “Founder Shares”) were sold to the Sponsor at a price of approximately $0.004 per share, for an aggregate price of $25,000 and the original share issued was surrendered by the Sponsor. On June 18, 2018, we effectuated a 1.125 for 1 dividend of our ordinary shares resulting in an aggregate of 6,468,750 Founder Shares issued and outstanding. This number included an aggregate of up to 843,750 Founder Shares that were subject to forfeiture if the over-allotment option is not exercised in full by the Underwriters in order to maintain the Initial Shareholders’ ownership at 20% of the issued and outstanding Ordinary Shares upon completion of the Public Offering. As a result of the underwriters’ not exercising the over-allotment in full, 18,750 Class B ordinary shares were forfeited. The Founder Shares are identical to the Class A Shares included in the Units sold in the Public Offering, except (i) that only holders of the Class B Shares have the right to vote on the election of directors prior to the Business Combination, (ii) the Founder Shares are subject to certain transfer restrictions described below and (iii) the Founder Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. The Founder Shares may not be transferred, assigned or sold until the earlier of (i) one year after the completion of the Business Combination and (ii) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction after the Business Combination that results in all of the Public Shareholders having the right to exchange their Class A Shares for cash, securities or other property.

Notwithstanding the foregoing, if the last sale price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, the Founder Shares will be released from the lock-up.

Warrants

No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12months from the

THUNDER BRIDGE ACQUISITION, LTD.

NOTES TO FINANCIAL STATEMENTS

Note 7 — Shareholders’ Equity (Cont.)

closing of the Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of Class A ordinary shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	at any time during the exercise period;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last sale price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

•	If, and only if, there is a current registration statement in effect with respect to the shares of Class A ordinary shares underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

At December 31, 2018 there were 25,800,000 public warrants and 8,830,000 private placement warrants outstanding. At December 31, 2017, there were no public warrants or private placement warrants outstanding

Independent Auditors’ Report

To the Members

TriSource Solutions, LLC

Bettendorf, Iowa

Report On The Financial Statements

We have audited the accompanying financial statements of TriSource Solutions, LLC, which comprise the balance sheet as of December 31, 2018, the related statements of income, members’ equity and cash flows for the year then ended and the related notes to the financial statements.

Management’s Responsibility For The Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to on the previous page present fairly, in all material respects, the financial position of Trisource Solutions, LLC as of December 31, 2018, and the results of its operations and its cash flow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis Of Matter

As discussed is in Note 8, Trisource Solutions, LLC has elected to change its accounting policy by which it accounts for goodwill, eliminating the application of the private company alternative. Our opinion is not modified with respect to this matter.

HONKAMP KRUEGER & CO., P.C.

Davenport, Iowa

September 17, 2019

2

TRISOURCE SOLUTIONS, LLC

BALANCE SHEET

December 31, 2018

Assets
Current Assets
Cash	$3,061,101
Trade receivables	2,443,675
Prepaid expenses and deposits	147,172

Total Current Assets	5,651,948
Property And Equipment	381,090
Intangible Assets	437,071
Goodwill	2,500,000

Other Assets
Advances to related party	294,815
Reserve account – restricted as to use	485,338

Total Other Assets	780,153

$9,750,262

Liabilities And Members’ Equity
Current Liabilities
Accounts payable and accrued expenses	$1,515,029
Residuals payable	900,968

Total Current Liabilities	2,415,997

Long-Term Liabilities
Merchant deposits	490,741

Total Long-Term Liabilities	490,741

Total Liabilities	2,906,738
Members’ Equity	6,843,524

$9,750,262

See the accompanying notes to financial statements

TRISOURCE SOLUTIONS, LLC

STATEMENTS OF INCOME AND MEMBERS’ EQUITY

For The Year Ended December 31, 2018

Statement Of Income
Processing And Annual Fees Revenue	$27,751,591
Direct Expenses
Agent residuals	3,159,956
ISO residuals	8,197,673
Authorization fees	5,503,938
Other	372,370

Total Direct Expenses	17,233,937
Gross Profit	10,517,654
General And Administrative Expenses	6,479,192

Income From Operations	4,038,462
Other Income (Expense)
Interest expense	(40,561)
Other income	142,053

Total Other Income	101,492

Net Income	$4,139,954

Statement Of Members’ Equity
Balance As Of December 31, 2017 — As Previously Reported	$4,118,570
Change In Accounting Policy	1,250,000

Balance As Of December 31, 2017 — As Restated	$5,368,570
Distributions	(2,665,000)
Net Income	4,139,954

Balance As Of December 31, 2018	$6,843,524

See the accompanying notes to financial statements

TRISOURCE SOLUTIONS, LLC

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2018

Cash Flows From Operating Activities
Net income	$4,139,954
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	124,283
Loss on sale of property and equipment	322
Changes in assets and liabilities:
Trade receivables	(835,456)
Prepaid expenses and deposits	(60,222)
Reserve account — restricted as to use	57,746
Accounts payable and accrued expenses	154,268
Residuals payable	79,519
Merchant deposits	(56,454)

Net Cash Provided By Operating Activities	3,603,960

Cash Flows From Investing Activities
Net advances to related party	(46,025)
Purchases of property and equipment	(227,702)

Net Cash Used In Investing Activities	(273,727)

Cash Flows From Financing Activities
Net borrowings on line of credit	519,973
Distributions	(2,665,000)

Net Cash Used In Financing Activities	(2,145,027)

Change In Cash	1,185,206
Cash — Beginning Of Year	1,875,895

Cash — End Of Year	$3,061,101

Supplemental Disclosure Of Cash Flow Information
Interest paid	$40,561

See the accompanying notes to financial statements

TRISOURCE SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

1.	Nature Of Business And Significant Accounting Policies

TriSource Solutions, LLC (the “Company”) is a privately-owned company headquartered in Bettendorf, Iowa with an operating facility in East Moline, Illinois. The Company was formed in July 2007 as a result of a merger between CentralBANCARD, LLC and Nobel Electronic Transfer, LLC. The Company provides full-service credit card transaction processing for merchants of acquirer banks and independent sales organizations (ISOs). All functions of settlement processing are handled in-house on internally developed software.

A summary of the Company’s significant accounting policies follows:

Reporting Entity

TriSource Solutions, LLC is an 87.69% owned subsidiary of TriSource Solutions, Inc. (the “parent”). These financial statements do not purport to represent the financial position, results of operations or cash flows of the parent company, TriSource Solutions, Inc.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Cash

The Company places its cash with high credit quality financial institutions. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Accounts Receivable

Accounts receivable are carried at the original amount invoiced, less an estimate made for allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s review of the outstanding receivables, historical and current collection information, current condition and aging of the accounts and existing economic conditions. Accounts are written off when all collection efforts have been exhausted. Recoveries of accounts receivable previously written off are recorded when received. Management believes that accounts receivable as of December 31, 2018 are fully collectable; therefore, no allowance for doubtful accounts was recorded.

Property And Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Major expenditures for improvements and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts and resulting gains or losses are included in the statement of income.

Property and equipment are depreciated or amortized using the straight-line method over the assets’ estimated useful lives.

TRISOURCE SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

Intangible Assets

Intangible assets consist of software and portfolios. Software is primarily industry-specific software used to process credit card transactions. Portfolios are books of business purchased by the Company. The Company assesses indefinite-lived assets for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company has evaluated these assets for impairment as of December 31, 2018 and determined that the carrying values of such assets were not impaired.

Goodwill

The Company evaluates goodwill for impairment at the entity level when a triggering event occurs that indicates that the fair value of the entity may be below its carrying amount. When a triggering event occurs, the Company first assesses qualitative factors to determine whether the quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs the quantitative test (referred to as a “Step 2” test) to compare the entity’s fair value with its carrying amount, including goodwill. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, further testing is unnecessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the entity over its fair value of the entity.

No triggering events occurred during 2018 that required goodwill impairment testing and, accordingly, no impairment loss was recorded.

Reserve Account – Restricted As To Use And Merchant Deposits

The Company’s merchant customers have the liability for any charges properly reversed by the cardholder. In the event, however, that the Company is not able to collect such amounts from the merchants due to merchant fraud, insolvency, bankruptcy or another reason, the Company may be liable for any such reversed charges. The Company’s risk of obligation in this area primarily relates to situations where the cardholder has purchased goods or services to be delivered in the future.

The Company requires cash deposits as collateral from ISOs to minimize its obligation. Collateral held by the Company is classified within “reserve account – restricted as to use” and the obligation to repay the collateral if it is not needed is classified within “merchant deposits” on the Company’s balance sheet.

The Company utilizes a number of systems and procedures to manage merchant risk. Despite these efforts, the Company historically has experienced some level of losses due to merchant defaults.

The Company’s reserve is recorded based primarily on historical experiences and other relevant factors such as economic downturns or increases in merchant fraud. Merchant credit losses are included in “direct expenses” in the Company’s statement of income.

Revenue Recognition

Revenue is recognized when credit card transactions are processed. The majority of the Company’s revenues are comprised of transaction-based fees, which constitute a percentage of dollar volume processed, a fee per transaction processed, account on file or some combination thereof.

Income Taxes

TriSource Solutions, LLC is a limited liability company. Income from limited liability companies is taxed to the members on their individual returns. Under the terms of the operating agreement, allocations of profits,

TRISOURCE SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

losses, capital gains and distributions are in accordance with the pro rata number of issued and outstanding units held by each member.

Pending Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in a company providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard will be effective for the calendar year ending December 31, 2019. The Company is currently in the process of evaluating the impact of adoption of this ASU on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires all leases with terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the statement of income. This standard will be effective for the calendar year ending December 31, 2020. The Company is currently in the process of evaluating the impact of adoption of this ASU on the financial statements.

Subsequent Events

Management has evaluated subsequent events through September 17, 2019, the date the financial statements were available to be reissued.

2.	Accounts Receivable And Major Customers

Accounts receivable are presented net of liabilities for which a right of offset exists. The Company receives processing revenue net of all related fees. The acquirer bank offsets the fees against the processing revenue after month end and the net revenue is then available to the Company after offset. Gross fees during the month are charged against the line of credit provided by the acquirer bank. The line of credit can only be used to accumulate fees during the month and the Company cannot borrow funds against the line of credit. This line of credit is limited to $4,000,000, is collateralized by all Company assets and matures September 2019. Interest on outstanding borrowings is payable monthly at the Federal Funds Rate (effective rate of 2.5% as of December 31, 2018). The balance outstanding as of December 31, 2018 was $3,156,243.

Offsetting of assets and liabilities at December 31, 2018 is as follows:

	Gross Amounts Of Assets And Liabilities	Gross Amounts Offset In The Balance Sheet	Net Amount Of Assets Presented In The Balance Sheet
Trade receivables	$6,113,914	$(3,670,239)	$2,443,675
Payables and line of credit	(3,670,239)	3,670,239	—

	$2,443,675	$—	$2,443,675

TRISOURCE SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

Revenue and related accounts receivable from major customers as of and for the year ended December 31, 2018 are as follows:

Customer	Revenue	Accounts Receivable
A	$16,933,488	$1,404,754
B	3,921,925	390,154

Subsequent to December 31, 2018, the Company extended their line of credit agreement. This agreement increased the maximum draw amount to $5,000,000 and extended the maturity date to December 2019. The line continues to be collateralized by all Company assets, with interest based on the Federal Funds Rate.

3.	Property And Equipment

Property and equipment as of December 31, 2018 consists of:

Machinery and equipment	$459,760
Software	183,547
Office furniture and fixtures	4,165

647,472
Less: Accumulated depreciation and amortization	266,382

$381,090

4.	Reserve Account — Restricted As To Use And Merchant Deposits

Reserve Account — Restricted As To Use

Reserve accounts are restricted as to use and are reflected in other assets on the Company’s balance sheet.

The Company’s primary sponsoring acquiring bank requires the Company to maintain a reserve that is the greater of $100,000 or .003% of the cumulative prior six months’ net sales volume for all merchants under the bank’s sponsorship. At December 31, 2018, the reserve was $331,001. In addition, the Company has established its own reserve account, which totaled $154,337 at December 31, 2018. These reserves are maintained as a contingency against potential transaction losses by merchants processed through the Company.

Merchant Deposits

Each ISO office has a reserve maintained at the level specified in their contract based on a specific percentage of their merchants’ monthly dollar volume processed. Initial ISO reserves are based on the ISO principal’s credit worthiness along with the expected type of merchants to be boarded from processing. The ISO reserve may have a capped amount, or it may be an ongoing monthly reserve dependent on the performance of the merchant portfolio under each ISO.

5.	Related-Party Transactions

The Company and its parent occupy the same corporate office space and share certain administrative expenses. Shared costs are allocated by management. During the year ended December 31, 2018, the Company paid management fees of $1,127,973 to its parent.

TRISOURCE SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

The Company is related to DCC Merchant Services USA, LLC and BDH Ventures, LLC through common ownership. The Company had gross processing income and residual expense for the year ended December 31, 2018 as follows:

	Processing Income	Residual Expense
DCC Merchant Services USA, LLC	$124,719	$53,869
BDH Ventures, LLC	2,607	656

	$127,326	$54,525

The Company incurred payroll and related expenses for two of DCC Merchant Services USA, LLC’s employees totaling $45,355 for the year ended December 31, 2018.

6.	Operating Leases And Commitments

The Company leases office space under non-cancelable operating leases that expire at various dates through November 2021, with options to renew for additional 3-year terms. The agreements require monthly payments ranging from $6,602 to $10,787. Total rent expense for the year ended December 31, 2018 was $196,077.

The Company also leases equipment under cancelable and non-cancelable operating leases that expire at various dates through May 2022. These agreements require monthly payments ranging from $131 to $4,791. Total rent expense under these leases was approximately $100,000 for the year ended December 31, 2018.

Minimum future commitments under non-cancellable operating leases are as follows:

Year	Office Space Leases	Equipment Leases	Total
2019	$208,677	$5,512	$214,189
2020	208,677	3,629	212,306
2021	180,500	3,628	184,128
2022	—	1,209	1,209

	$597,854	$13,978	$611,832

7.	Employment Agreements And Phantom Unit Plan

The Company has employment agreements with certain key employees that contain bonus clauses, determined by management of the Company on an annual basis. The bonus, if any, is due within sixty days after the fiscal year. Amounts expensed under these contracts were approximately $363,250 for the year ended December 31, 2018.

In conjunction with the employment agreements with certain key employees, the Company has a phantom unit plan. The total number of phantom units to be granted under this plan cannot exceed 3,000 units. Prior to 2018, the phantom units vested up to 80% based on years of service with the remaining 20% vesting at the time of a change in control event, defined as a more than 50% change in the Company’s membership interest or sale of substantially all of the Company. Effective January 1, 2018, the plan was amended, restating all prior terms, to indicate the phantom units vest at the occurrence of a change in control event. Eligible participants were awarded 1,700 phantom units between 2014 and 2017. During 2018, an additional

TRISOURCE SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

400 phantom units were granted. As of and for the year ended December 31, 2018, no liability or compensation expense was recorded in the financial statements as a change in control event has not occurred.

In addition, the Company has a separate employment agreement with another key employee. Prior to 2018, this agreement required the transfer of a 9.67% equity ownership as a portion of his compensation. Effective January 1, 2018, the plan was amended, restating all prior terms. Under that new agreement, the key employee is entitled to receive payments based on a 9.67% phantom economic interest in an amount determined by “net sales proceeds” at the time of a change in control event, as defined in the agreement. As of and for the year ended December 31, 2018, no liability or compensation expense was recorded in the financial statements as a change in control event has not occurred.

8.	Prior Period Restatement

Effective January 1, 2018, the Company elected to change its accounting policy by which it accounts for goodwill. The Company had previously elected to apply the private company alternative, which allows the Company to amortize goodwill over a period of 10 years. As described in Note 9, the Company had a change in control and is now held by a public business entity. Reporting for public business entities does not allow for adoption of private company alternative. In accordance with FASB ASC Topic 350-20-35 Overall Accounting For Goodwill Subsequent Measurement, goodwill shall not be amortized. Instead, goodwill shall be tested at least annually for impairment at a level of reporting referred to as the reporting unit. This change in accounting policy has been applied retrospectively to the financial statements.

The effects of the retrospective restatement on the Company’s balance sheet as of December 31, 2017 are as follows:

	As Previously Reported	Adjustments	As Restated
Goodwill	$1,250,000	$1,250,000	$2,500,000

Total Assets	$1,250,000	$1,250,000	$2,500,000

Members’ Equity	$4,118,570	$1,250,000	$5,368,570

9.	Subsequent Event

On August 14, 2019, the Company was acquired by Hawk Parent Holdings, LLC and Subsidiaries for an amount up to $65 million, which includes a performance based earnout.

Due to the change in control, the amount due to certain key employees under the phantom unit plan and separate employment agreements totaled $1,618,055 and $5,773,865, respectively.

The financial statements have not been adjusted for the impact of these transactions.

Independent Auditors’ Report On

Supplementary Information

To the Members

Trisource Solutions, LLC

Bettendorf, Iowa

We have audited the financial statements of Trisource Solutions, LLC as of and for the year ended December 31, 2018, and have issued our report thereon dated September 17, 2019, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedule on page 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. The information has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we do not express an opinion or provide any assurance on it.

HONKAMP KRUEGER & CO., P.C.

Davenport, Iowa

September 17, 2019

TRISOURCE SOLUTIONS, LLC

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

For The Year Ended December 31, 2018

Salaries, wages and management fees	$3,935,608
Employee benefits	316,278
Payroll taxes and related costs	205,348
Pension and profit sharing	121,475
Rent	196,077
Professional fees	300,747
Postage and delivery	171,351
Travel and entertainment	71,077
Online and computer	252,033
ISO reserves	73,498
Depreciation and amortization of property and equipment	124,283
Payment card industry compliance testing	165,804
Insurance	186,048
Equipment	26,054
Marketing	38,700
Telephone	21,124
Office	58,023
Utilities	10,837
Software	55,938
Computer and printer	85,211
Credit reports	12,645
Printing and reproduction	6,270
Outside services	7,044
Repairs and maintenance	3,711
Security	3,273
Dues and subscriptions	7,286
Contributions	2,500
Service charges	564
Other	20,385

$6,479,192

See the accompanying independent auditors’ report on supplementary information

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On August 13, 2019, Repay Holdings Corporation (“the Company”), through its indirect majority owned subsidiary Repay Holdings, LLC (together with the Company, “REPAY”), the members of TriSource Solutions, LLC (“TriSource”) and certain other parties entered into a Securities Purchase Agreement dated effective as of August 13, 2019 (as amended or supplemented from time to time, the “Purchase Agreement”), pursuant to which REPAY acquired TriSource (the “Acquisition”). Under the terms of the Purchase Agreement, the aggregate consideration paid at closing by REPAY was approximately $60 million in cash. In addition to the closing consideration, the Purchase Agreement contains a performance based earnout based on future results of the acquired business, which could result in an additional payment to the former owners of TriSource of up to $5 million. The Acquisition was financed with a combination of cash on hand and committed borrowing capacity under the Company’s existing credit facility.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 combines the historical consolidated statement of operations of REPAY for the year ended December 31, 2019, which includes TriSource from the period post Acquisition, August 14, 2019 to December 31, 2019, with the historical consolidated statement of operations of TriSource for the period from January 1, 2019 to August 13, 2019, giving effect to the Acquisition as described on a pro forma basis as if it had been completed on January 1, 2019. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and the following historical financial statements and accompanying notes of REPAY and TriSource, which are reported on a Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2020 and Current Report on Form 8-K filed with the SEC on August 14, 2019, which was amended by a Form 8-K/A filed with the SEC on September 20, 2019.

On July 11, 2019, Thunder Bridge Acquisition, Ltd. (“Thunder Bridge”) domesticated into a Delaware corporation (the “Domestication”) and consummated the merger (the “Merger”) of a wholly-owned subsidiary of Thunder Bridge with and into Hawk Parent Holdings LLC (together with its subsidiaries “Hawk Parent”), pursuant to a Second Amended and Restated Agreement and Plan of Merger dated effective as of January 21, 2019 (as amended or supplemented from time to time, the “Merger Agreement”) among Thunder Bridge, Hawk Parent and certain other parties thereto (the Domestication, the Merger and other transactions contemplated by the Merger Agreement, collectively, the “Business Combination”), following the approval at the extraordinary general meeting of the shareholders of Thunder Bridge held on July 10, 2019. As a result of the Business Combination, for accounting purposes, Repay Holdings Corporation is the acquirer and Hawk Parent is the acquired party and accounting predecessor. Our financial statement presentation includes the financial statements of Hawk Parent as “Predecessor” for periods prior to the completion of the Business Combination and of Repay Holdings Corporation, including the consolidation of Hawk Parent, for periods from and after the Closing (referred to as the “Successor”).

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are related and/or directly attributable to the Acquisition, are factually supportable and are expected to have a continuing impact on the Company’s operating results. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Company upon completion of the Acquisition. The pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements and described in the notes thereto reflect, among other things, the completion of the Acquisition.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provisions of ASC 805 on the basis of REPAY as the accounting acquirer.

Accordingly, the purchase price is allocated to the underlying assets acquired and liabilities assumed based on their estimated fair values as of the closing of the Acquisition, with any excess purchase price allocated to goodwill. REPAY has not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimates of REPAY based on the information currently available and are subject to change once additional analyses are completed.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the Acquisition occurred on the dates indicated or the future results that the Company will experience. The unaudited pro forma condensed combined financial information is not necessarily indicative of results for periods after December 31, 2019.

In addition, the pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

(UNAUDITED)

	From July 11, 2019 to December 31, 2019	From January 1, 2019 to July 10, 2019	From January 1, 2019 to August 13, 2019	Adjustments			Combined Pro Forma
	Repay Holdings Corporation	Hawk Parent Holdings LLC	TriSource Historical
	(Successor)	(Predecessor)
Revenue
Processing and service fees	$57,560,470	$47,042,917	$19,658,618	$(3,257,262)	(a	)	$121,004,744

Total Revenue	57,560,470	47,042,917	19,658,618	(3,257,262)			121,004,744
Expenses
Cost of services	15,656,730	10,216,079	11,913,099	(3,257,262)	(a	)	34,528,646
Selling, general and administrative	45,758,335	51,201,322	12,220,204	(9,892,917)	(b	)	99,286,944
Depreciation and amortization	23,756,888	6,222,917	73,457	2,445,333	(c	)	32,498,596

Total operating expenses	85,171,953	67,640,318	24,206,761	(10,704,846)			166,314,186

(Loss) income from operations	(27,611,483)	(20,597,401)	(4,548,143)	7,447,584			(45,309,443)
Other Income (Expenses)
Interest expense	(5,921,893)	(3,145,167)	(38,802)	(1,452,964)	(d	)	(10,558,825)
Interest income	—	—	12,578				12,578
Change in fair value of tax receivables	(1,638,465)						(1,638,465)
Other income (expense)	(1,379,824)	38	1,390				(1,378,396)

Total other expense	(8,940,182)	(3,145,129)	(24,834)	(1,452,964)			(13,563,109)

Income (loss) before income tax expense	(36,551,665)	(23,742,530)	(4,572,977)	5,994,620			(58,872,552)
Income tax benefit	4,990,989						4,990,989

Net Income (Loss)	$(31,560,676)	$(23,742,530)	$(4,572,977)	$5,994,620			$(53,881,563)

Less: Net income (loss) attributable to noncontrolling interests	(15,271,043)	(23,742,530)	(4,572,977)	5,994,620			(37,591,930)

Net income (loss) attributable to the Company	$(16,289,633)	$—	$—	$—			$(16,289,633)

Weighted average shares outstanding – basic and diluted	35,731,220						34,326,127
Loss per Class A share – basic and diluted	$(0.46)						$(0.47)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of the Acquisition and basis of presentation

Description of the Acquisition

On August 13, 2019, Repay Holdings Corporation, through its indirect majority owned subsidiary Repay Holdings, LLC, the members of TriSource Solutions, LLC and certain other parties entered into a Securities Purchase Agreement dated effective as of August 13, 2019, pursuant to which REPAY acquired TriSource. Under the terms of the Purchase Agreement, the aggregate consideration paid at closing by REPAY was approximately $60 million in cash. In addition to the closing consideration, the Purchase Agreement contains a performance based earnout based on future results of the acquired business, which could result in an additional payment to the former owners of TriSource of up to $5 million. The Acquisition was financed with a combination of cash on hand and committed borrowing capacity under the Company’s existing credit facility. The Purchase Agreement contains customary representations, warranties and covenants by REPAY and the former owners of TriSource, as well as a customary post-closing adjustment provision relating to working capital and similar items.

TriSource, founded in 2007, provides back-end transaction processing services to independent sales organizations (“ISO’s”) and operates as a direct ISO on behalf of its owned portfolios and external sales agents. Since 2012, REPAY has used TriSource as one of its primary third-party processors for back-end settlement solutions when REPAY facilitates a transaction as a merchant acquirer. REPAY’s processing agreement with TriSource was entered into in 2012 and was most recently amended as of December 31, 2018.

Basis of Presentation

TriSource constitutes a business, with inputs, processes, and outputs. Accordingly, the Acquisition constitutes the acquisition of a business for purposes of ASC 805, and due to the changes in control from the Acquisition is accounted for using the acquisition method.

Under the acquisition method, the acquisition date fair value of the gross consideration paid by REPAY to close the acquisition was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. Management has made significant estimates and assumptions in determining the preliminary allocation of the gross consideration transferred in the unaudited pro forma condensed combined financial information. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the acquisition are based on certain currently available information and certain assumptions and methodologies that REPAY believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available and alternative valuation methodologies are evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. REPAY believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Acquisition contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Acquisition taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Company. They should be read in conjunction with the historical financial statements and notes thereto of REPAY and TriSource.

2. Accounting Policies

The Company will perform a comprehensive review of TriSource’s accounting policies. As a result of the review, management may identify differences between the accounting methodologies of REPAY and TriSource, which, when conformed, could have a material impact on the financial statements of the Company. Based on its initial analysis, management did identify that the revenue recognition policy could have a material impact on the unaudited pro forma condensed combined financial information.

3. Reclassifications of TriSource’s Financial Statements

Certain historical financial information of TriSource has been reclassified to conform to the presentation used by REPAY. These reclassifications include:

(1)	The reclassification of $19,658,618 from processing and annual fees to processing and service fees for the period from January 1, 2019 to August 13, 2019.

(2)	The reclassification of $11,913,099 from direct expenses to cost of services for the period from January 1, 2019 to August 13, 2019.

(3)	The reclassification of $73,457 from selling, general and administrative expense to depreciation and amortization expense for the period from January 1, 2019 to August 13, 2019.

4. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Acquisition and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information as described below to give pro forma effect to events that are directly attributable to the Acquisition, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

(a)	Represents the elimination of intercompany transactions between TriSource and REPAY.

(b)	Represents the adjustment to remove the non-recurring transaction-related costs incurred by TriSource, in relation to the Acquisition.

(c)	Represents incremental amortization expense related to the new fair value of intangibles of the Company at the closing of the Acquisition as follows:

For the period from January 1, 2019 to August 13, 2019	Non-Competition Agreements	Developed Technology	Customer & Agent Relationships
Fair value at the closing of the Acquisition	$400,000	$3,900,000	$25,500,000
Useful life (years)	5	3	10

Amortization expense through August 13, 2019	49,778	808,889	1,586,667
TriSource historical amortization expense	—	—	—

Pro forma adjustment	$49,778	$808,889	$1,586,667

(d)	Represents estimated interest expense related to the incremental debt issued by the Company at the closing of the Acquisition as follows:

For the period from January 1, 2019 to August 13, 2019
Incremental debt	$39,000,000
Interest rate(1)	5.90%

Interest on debt	1,432,361
Amortization of incremental deferred financing fees	20,603

Pro forma adjustment	$1,452,964

(1)	The interest rate is calculated as the average 1-month LIBOR for the period from January 1, 2019 to August 13, 2019, plus a spread of 3.50%.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$	**
FINRA fees		**
Printing expenses		**
Legal fees and expenses		**
Accounting fees and expenses		**
Blue Sky fees and expenses		**
Transfer agent and registrar fees and expenses		**
Miscellaneous		**
Total	$	**

**	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s Certificate of Incorporation and Bylaws provide for indemnification by the registrant of its directors and officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

The registrant has entered into indemnification agreements with each of its directors and executive officers to provide contractual indemnification in addition to the indemnification provided in our Certificate of Incorporation. Each indemnification agreement provides for indemnification and advancements by the registrant of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the registrant or, at our request, service to other entities, as officers or directors to the maximum extent permitted by applicable law. We believe that these provisions and agreements are necessary to attract qualified directors.

The registrant also maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the registrant, and (2) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to any indemnification provision contained in the registrant’s Certificate of Incorporation and Bylaws or otherwise as a matter of law.

Item 15.	Recent Sales of Unregistered Securities

Sales by Thunder Bridge

Private Placement Warrants

In June 2018, the Sponsor and Cantor Fitzgerald & Company (“Cantor”) purchased from Thunder Bridge an aggregate of 8,830,000 warrants at a price of $1.00 per warrant (a purchase price of $8,830,000), in a private placement that occurred simultaneously with the completion of the Public Offering. The purchase price of the Placement Warrants were added to the proceeds from the IPO held in the Trust Account pending completion of the Business Combination. The sale of the Private Placement Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Use of Proceeds from the IPO

On June 18, 2018, Thunder Bridge consummated its IPO in which it sold 22,500,000 Units, with each Unit consisting of one Class A ordinary share and one warrant to purchase one Class A ordinary share at a price of $11.50 per share. The Units in the IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of approximately $225,000,000.

On June 28, 2018, Thunder Bridge consummated the sale of an additional 3,300,000 Units, with each Unit consisting of one Class A ordinary share and one warrant to purchase one Class A ordinary share at a price of $11.50 per share, pursuant to the underwriters’ over-allotment exercise. The Units in the IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of approximately $33,000,000.

The securities sold in the IPO were registered under the Securities Act on registration statements on Form S-1 (No. 333-224581 and 333-225711). The SEC declared the registration statements effective on June 18, 2018.

In connection with the IPO, Thunder Bridge incurred offering costs of $14,889,816 (including an underwriting fee of $4,500,000 and deferred underwriting commissions of $9,690,000). Other incurred offering costs consisted principally of formation and preparation fees related to the IPO. Prior to the closing of the IPO, the Sponsor had made $277,600 in loans and advances to Thunder Bridge. The loans and advances were non-interest bearing and payable on the earlier of December 31, 2018 or the completion of the IPO. The loans of $277,600 were fully repaid upon the consummation of the IPO on June 21, 2018.

After deducting the underwriting fee (excluding the deferred underwriting commission of $9,690,000, which amount became payable upon consummation of the Business Combination) and the IPO expenses, the total net proceeds from Thunder Bridge’s IPO and the Private Placement of the Placement Warrants was approximately $261,734,500 of which $260,580,000 (or $10.10 per Unit sold in the IPO) was placed in the Trust Account. Approximately $1,169,015 was held outside the Trust Account and has been used to fund the Company’s operating expenses. As of June 30, 2019, cash held outside the Trust Account was $4,005. The net proceeds of the IPO and the sale of the Placement Warrants were held in the Trust Account and were invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.

PIPE Financing

On May 9, 2019, Thunder Bridge entered into the Subscription Agreements with the PIPE Investors, pursuant to which Thunder Bridge agreed to issue and sell to the PIPE Investors an aggregate of One Hundred

Thirty-Five Million Dollars ($135,000,000) of Thunder Bridge Class A ordinary shares, at a price of $10.00 per Class A ordinary share, simultaneously with or immediately prior to the Closing (the “PIPE Investment”). The proceeds from the PIPE Investment used to fund a portion of the Required Cash Consideration (as defined in the Merger Agreement) payable to the Company Equity Holders (as defined in the Merger Agreement), the payment of $1.50 payable to the Warrantholders in connection with the Warrant Amendment and other payments required in connection with the Transactions.

On August 1, 2019, Repay filed a registration statement covering the shares purchased by the PIPE Investors on Form S-3 (No. 333-232961). The SEC declared the registration statement effective on September 24, 2019. Pursuant to the Subscription Agreements, Repay has agreed to use commercially reasonable efforts to keep the registration statement effective until the earlier of two years following the closing of the PIPE Investment and the first day on which the PIPE Investors can sell all of their shares under Rule 144 without manner of sale or volume restrictions. The foregoing obligations are subject to delay or suspension by Thunder Bridge for customary limited periods.

In connection with the PIPE Investment, on May 9, 2019, certain PIPE Investors entered into the Lock-up Agreement with Thunder Bridge and the Sponsor. Pursuant to the Lock-up Agreement, the PIPE Investors party thereto agreed, for a period commencing on the Closing and ending one hundred twenty (120) days thereafter, not to engage in a Prohibited Transfer (as defined in the Lock-up Agreement (which generally includes all sales, lending and other transfer arrangements, subject to specified exceptions)) with respect to the Class A ordinary shares and Class B ordinary shares acquired by such PIPE Investor pursuant to the Subscription Agreement and the Private Warrants (and any shares issuable upon exercise of such Private Warrants) acquired by such PIPE Investor from the Sponsor pursuant to the Lock-up Agreement. In consideration for entering into the Lock-up Agreement, the Sponsor agreed to transfer to the PIPE Investors party to the Lock-up Agreement an aggregate of 8,000,000 Private Warrants held by the Sponsor. The Private Warrants to be transferred pursuant to the Lock-up Agreement will be subject to the terms of the Warrant Amendment such that following such amendment they will be exercisable for an aggregate of 2,000,000 Class A ordinary shares.

On September 20, 2017, the Sponsor purchased an aggregate of 5,750,000 founder shares from Thunder Bridge, for an aggregate offering price of $25,000 at an average purchase price of approximately $0.004 per share. Such securities were issued in connection with Thunder Bridge’s organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. The Sponsor was an accredited investor for purposes of Rule 501 of Regulation D.

In addition, the Sponsor and Cantor agreed to purchase from Thunder Bridge an aggregate of 7,750,000 warrants (or 8,050,000 warrants if the over-allotment option was exercised in full) at a price of $1.00 per warrant (7,500,000 warrants by the Sponsor (or 7,800,000 warrants if the over-allotment option is exercised in full) and 250,000 warrants by Cantor (including if the over-allotment option is exercised in full)) for an aggregate purchase price of $7,750,000, or $8,050,000 if the over-allotment option was exercised in full, each exercisable to purchase one Class A ordinary share at a price of $11.50 per share, in a private placement that closed simultaneously with the closing of the IPO. The purchase was undertaken on a private placement basis simultaneously with the completion of the IPO. This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales.

A member of the Sponsor agreed to enter into a contingent forward purchase contract with Thunder Bridge to purchase, in a private placement occurring concurrently with the consummation of the Business Combination, 5,000,000 Units from Thunder Bridge on substantially the same terms as the sale of units in the IPO at $10.00 per unit for aggregate gross proceeds of $50,000,000. We believe all such securities were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Sales by Repay

Prior to the Business Combination, Repay maintained a profits interest plan, the Hawk Parent Holdings LLC Unit Plan (the “PIP”). The purpose of the PIP was to promote the interests of Repay by attracting and retaining key employees, directors, independent contractors or other service providers of Repay and to enable such individuals to acquire an equity interest in and participate in the long-term growth and financial success of Repay. The profit interests represented a membership interest in Repay and entitled the holder to receive distributions in Repay once a specified threshold equity value of Repay has been reached, in each case as provided in then existing amended and restated limited liability company agreement of Hawk Parent Holdings LLC.

Pursuant to the PIP, in 2017 a total of 3,318 profit interest units were awarded, including 1,171 profit interest units awarded to William Jacobs and 83 profit interest units awarded to Tim Murphy. No additional profit interests were awarded during 2017, 2018 or prior to the Business Combination. In connection with the Business Combination and immediately prior to the Closing, Repay fully accelerated the vesting of all outstanding profits interests that remained unvested at such time. All outstanding profits interests, including those unvested profits interests that became vested profits interests in connection with the Business Combination, and were exchanged into Post-Merger Repay Units based on the fair market value of such profits interests as determined pursuant to the terms of the existing limited liability company agreement of Repay. We believe all such securities were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

From July 1, 2019 to September 20, 2019, Repay granted aggregate awards of 2,913,114 shares of restricted Class A common stock to certain of our employees under time-vesting restricted stock agreements and performance-vesting restricted stock agreements, which were not covered by a registration statement at the time of grant. Repay did not and will not receive any proceeds from the issuance or vesting of the restricted Class A common stock. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering.

Item 16.	Exhibits.

Exhibit No.	Description

1.1**	Form of Underwriting Agreement.

2.1†	Agreement and Plan of Merger, dated as of January 21, 2019, by and among Thunder Bridge, Merger Sub, Hawk Parent, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on January 22, 2019).

2.2†	First Amendment to Agreement and Plan of Merger, dated February 11, 2019, by and among Thunder Bridge, Merger Sub, Hawk Parent, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on February 12, 2019).

2.3†	Second Amendment to Agreement and Plan of Merger, dated May 9, 2019, by and among Thunder Bridge, Merger Sub, Hawk Parent, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019).

2.4†	Third Amendment to Agreement and Plan of Merger, dated June 19, 2019, by and among Thunder Bridge, Merger Sub, Hawk Parent, and the Repay Securityholder Representative named therein (incorporated by reference to Exhibit 2.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 20, 2019).

2.5	Securities Purchase Agreement by and among Repay Holdings, LLC and the direct and indirect owners of Trisource Solutions, LLC, as of August 13, 2019 (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on August 19, 2019).

2.6	Asset Purchase Agreement, dated as October 11, 2019, by and among Mesa Acquirer LLC, Repay Holdings, LLC, American Payment Services of Coeur D’Alene, LLC, North American Payment Solutions LLC, North American Payment Solutions Inc., David Ford and Phillip Heath (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on October 15, 2019).

2.7	Securities Purchase Agreement, dated as of February 10, 2020, by and among Repay Holdings, LLC and the direct and indirect owners of CDT Technologies, LTD. (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on February 10, 2020.

3.1	Certificate of Corporate Domestication of Repay Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).

3.2	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Form 8-K (001-38531), filed with the SEC on July 17, 2019).

3.3	Bylaws of the Company (incorporated by reference to Exhibit 3.3 of the Company’s Form 8-K (001-38531), filed with the SEC on July 17, 2019).

4.1	Specimen Warrant Certificate of Thunder Bridge (incorporated by reference to Exhibit 4.3 of Thunder Bridge’s Form S-1 (File No. 333-224581), filed with the SEC on June 8, 2018).

4.2	Warrant Agreement, dated June 18, 2018, between Thunder Bridge and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).

Exhibit No.	Description

4.3	Amendment of Warrant Agreement, dated July 11, 2019, between Thunder Bridge and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 of the Company’s Form 8-K (001-38531), filed with the SEC on July 17, 2019).

5.1**	Opinion of Troutman Sanders LLP

10.1	Exchange Agreement, dated July 11, 2019, by and among the Company, Repay and the other holders of Class A units of Repay (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38531), filed with the SEC on July 17, 2019).

10.2	Tax Receivable Agreement, dated July 11, 2019, by and among the Company and the other Repay Unitholders (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (001-38531), filed with the SEC on July 17, 2019).

10.3	Company Sponsor Stockholders Agreement, dated July 11, 2019, between the Company and CC Payment Holdings, L.L.C. (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).

10.4	Stockholders Agreement, dated as of July 11, 2019, among Repay Holdings Corporation and Thunder Bridge Acquisition LLC (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).

10.5	Founder Stockholders Agreement, dated as of July 11, 2019, between the Company, John A. Morris, Shaler V. Alias, The JAM Family Charitable Trust dated March 1, 2018, JOSEH Holdings, LLC and Alias Holdings, LLC (incorporated by reference to Exhibit 10.5 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).

10.6	Registration Rights Agreement, dated July 11, 2019, by and among the Company, Repay, and the Repay Unitholders (incorporated by reference to Exhibit 10.6 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).

10.7	Registration Rights Agreement, dated June 18, 2018, by and between the Company, the Sponsor and the holders party thereto (incorporated by reference to Exhibit 10.4 of Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on June 22, 2018).

10.8	First Amendment to Registration Rights Agreement, dated July 11, 2019, by and among Thunder Bridge Acquisition Ltd. and Thunder Bridge Acquisition LLC (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).

10.9	Revolving Credit and Term Loan Agreement, dated July 11, 2019, by and among TB Acquisition Merger Sub LLC, Hawk Parent Holdings LLC, the other Loan Parties from time to time party thereto, the Lenders from time to time party thereto, and SunTrust Bank as Administrative Agent and the other parties thereto (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K (File No. 001-38531) filed with the SEC on July 17, 2019).

10.10	First Amendment to Revolving Credit and Term Loan Agreement, dated as February 10, 2020, by and among Hawk Parent Holdings LLC, the other borrowers and guarantors party thereto, the banks and other financial institutions and lenders party thereto, and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 001-38531) filed with the SEC on February 10, 2020).

10.11	Repay Holdings Corporation Omnibus Incentive Plan, effective as of July 11, 2019 (incorporated by reference to Exhibit 10.10 to the Company’s Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).

10.12	Amendment No. 1 to the Repay Holdings Corporation Omnibus Incentive Plan, effective as of September 20, 2019 (incorporated by reference to Exhibit 99.2 to the Company’s Form S-8 (Registration No. 233879), filed with the SEC on September 20, 2019).

Exhibit No.	Description

10.13	Promissory Note, dated April 15, 2019 (incorporated by reference to Exhibit 10.1 to Thunder Bridge’s Form 8-K (File No. 001-38531), filed with the SEC on April 17, 2019).

10.14	Parent Sponsor Director Support Agreement, dated as of May 29, 2019, by Paul R. Garcia in favor of Thunder Bridge and Repay (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on May 29, 2019).

10.15	Sponsor Letter Agreement by and among Thunder Bridge, Sponsor, Repay and the Managing Member of the Sponsor, dated January 21, 2019 (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on January 22, 2019).

10.16	Amendment to Sponsor Letter Agreement, dated as of May 9, 2019, by and among Thunder Bridge, Sponsor and Repay (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019).

10.17	Second Amendment to Sponsor Letter Agreement, dated as of May 29, 2019, by and among Thunder Bridge, Sponsor and Repay (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on May 29, 2019).

10.18	Form of Subscription Agreement between Thunder Bridge and the PIPE Investors named therein, dated as of May 9, 2019 (incorporated by reference to Exhibit 10.4 of Thunder Bridge’s Form 8-K (File No. 38531), filed with the SEC on May 9, 2019).

10.19	Form of Lock-Up Agreement between Sponsor and certain PIPE Investors, dated as of May 9, 2019 (incorporated by reference to Exhibit 10.5 of Thunder Bridge’s Form 8-K (File No. 38531), filed with the SEC on May 9, 2019).

10.20	Company Sponsor Support Agreement, by Corsair, dated January 21, 2019 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019.

10.21	Corsair Director Support Agreement, dated as of January 21, 2019, by Jeremy Schein (incorporated by reference to Exhibit 10.15 of the Company’s Form S-4 (File No. 001-38531), filed with the SEC on June 20, 2019).

10.22	Corsair Director Support Agreement, dated as of May 9, 2019, by Richard E. Thornburgh in favor of Thunder Bridge and Repay (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-38531), filed with the SEC on May 9, 2019).

10.23	Company Equity Holder Support Agreement, dated as of January 21, 2019, by John A. Morris (incorporated by reference to Exhibit 10.17 of the Company’s Form S-4 (Registration No. 333-229616), filed with the SEC on February 12, 2019).

10.24	Company Equity Holder Support Agreement, dated as of January 21, 2019, by Shaler V. Alias (incorporated by reference to Exhibit 10.18 of the Company’s Form S-4 (Registration No. 333-229616), filed with the SEC on February 12, 2019).

10.25+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and John Morris (incorporated by reference to Exhibit 10.24 of the Company’s Form S-4 (Registration No. 333-229616), filed with the SEC on February 12, 2019).

10.26+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and Shaler Alias (incorporated by reference to Exhibit 10.25 of the Company’s Form S-4 (Registration No. 333-229616), filed with the SEC on February 12, 2019).

10.27+	Employment Agreement, dated January 21, 2019, between M & A Ventures, LLC and Timothy J. Murphy (incorporated by reference to Exhibit 10.26 of the Company’s Form S-4 (Registration No. 333-229616), filed with the SEC on February 12, 2019).

Exhibit No.	Description

10.28+	Repay Holdings Corporation Form of Restricted Stock Award Agreement (Time Vested) (incorporated by reference to Exhibit 10.17 to the Company’s Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).

10.29+	Repay Holdings Corporation Form of Restricted Stock Award Agreement (Performance Vested) (incorporated by reference to Exhibit 10.18 to the Company’s Form 8-K (File No. 001-38531), filed with the SEC on July 17, 2019).

10.30+	Repay Holdings Corporation Form of Restricted Stock Unit Agreement between the Company and the Grantee named therein (incorporated by reference to Exhibit 10.13 of the Company’s Form 10-Q (File No. 001-38531), filed with the SEC on November 14, 2019).

10.31+	Repay Holdings Corporation Summary of Non-Employee Director Compensation, as of September 20, 2019 (incorporated by reference to Exhibit 10.14 of the Company’s Form 10-Q (File No. 001-38531), filed with the SEC on November 14, 2019).

10.32+	Repay Holdings Corporation Form of Restricted Stock Award Agreement (Time Vested) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 001-38531), filed with the SEC on March 17, 2020).

10.33+	Repay Holdings Corporation Form of Performance-Based Restricted Stock Units Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K (File No. 001-38531), filed with the SEC on March 17, 2020).

10.34+	Form of Indemnification Agreement between the Company and the Indemnitee named therein (incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K/A (File No. 00-385361), filed with the SEC on April 17, 2020).

21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Form 10-K (File No. 001-38531), filed with the SEC on March 16, 2020).

23.1**	Consent of Warren Averrett, LLC.

23.2**	Consent of Grant Thornton LLP for Repay Holdings Corporation

23.3**	Consent of Grant Thornton LLP for Thunder Bridge Acquisition, Ltd.

23.4**	Consent of Honkamp Krueger & Co, P.C.

23.5**	Consent of Troutman Sanders LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (contained on the signature page to the initial filing of this registration statement).

101.1**	Interactive Data File.

**	To be filed by amendment.
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
+	Indicates a management or compensatory plan.

Item 17.	Undertakings.

(1)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2)	The undersigned Registrant hereby undertakes that:

(A)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on                 , 2020.

REPAY HOLDINGS CORPORATION

Name:	Timothy J. Murphy
Title:	Chief Financial Officer

POWER OF ATTORNEY

Each of the undersigned, whose signature appears below, hereby constitutes and appoints John Morris, Timothy J. Murphy and Tyler B. Dempsey, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments hereto in the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Capacity in Which Signed	Date

John Morris	Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Timothy J. Murphy	Chief Financial Officer (Principal Financial Officer)	, 2020

Thomas Sullivan	Vice President, Corporate Controller (Principal Accounting Officer)	, 2020

Shaler Alias	President, Director	, 2020

Peter Kight	Chairman of the Board	, 2020

Paul Garcia	Director	, 2020

Maryann Goebel	Director	, 2020

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Signature	Capacity in Which Signed	Date

Robert H. Hartheimer	Director	, 2020

William Jacobs	Director	, 2020

Richard Thornburgh	Director	, 2020

Jeremy Schein	Director	, 2020

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